As filed with the Securities and Exchange Commission on June 25, 2015

1933 Act File No. 333-193241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2

BUSINESS DEVELOPMENT
CORPORATION OF AMERICA

(Exact Name of Registrant as Specified in Charter)

405 Park Avenue, 14th Floor
New York, NY 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 415-6500

Peter M. Budko
Business Development Corporation of America
405 Park Avenue, 14th Floor
New York, NY 10022

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm Lisa A. Morgan Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	James A. Tanaka General Counsel RCS Capital 405 Park Avenue, 14th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box ☒

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.01 par value per share	101,100,000 shares	$11.15	$1,127,265,000	$145,842.82

(1)	Price per share subject to change pursuant to changes in NAV.
(2)	This amount is in addition to the shares of common stock previously registered by the Registrant under the Registration Statement on Form N-2 (File No. 333-166636) initially declared effective on April 4, 2011 (the “Prior Registration Statement”). As discussed below, pursuant to Rule 415(a)(6) under the Securities Act, this Registration Statement carries over approximately $320,000,000 of unsold securities that have been previously registered, with respect to which the registrant paid filing fees of $60,605. This Registration Statement registers 101,100,000 shares of common stock, which includes the 85,000,000 shares that were included in the initial Registration Statement on Form N-2 filed on January 8, 2014 and an additional amount of shares that are expected to remain unsold from the Prior Registration Statement, as discussed below.
(3)	A registration fee of $23,184 was previously paid on March 31, 2014 in connection with the filing of Pre-Effective Amendment No. 1 to this Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. A registration statement relating to these securities has been led with, and declared effective by, the Securities and Exchange Commission.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 25, 2015

Maximum Offering of 101,100,000 Shares of Common Stock

Business Development Corporation of America is a specialty finance company sponsored by AR Capital, LLC. Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by BDCA Adviser, LLC, or our Adviser. Our Adviser is a limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

We are offering, through this follow-on offering on a continuous basis up to 101,100,000 shares of our common stock at a current offering price of $11.15 per share through Realty Capital Securities, LLC, or our dealer manager, which is under common ownership with our sponsor. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

We are offering our shares in this follow-on offering on a continuous basis at a current public offering price per share of $11.15, which, after deducting selling commissions and dealer manager fees, shall be at or above our net asset value per share, or NAV. As a result of regulatory requirements, we are not permitted to sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price. Additionally, with each semi-monthly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Because of the likelihood that our public offering price per share will fluctuate, persons who subscribe for shares in this follow-on offering must submit subscriptions for a fixed dollar amount, rather than for a number of shares. We are required to file post-effective amendments to this registration statement, which are subject to U.S. Securities and Exchange Commission, or SEC, review, to allow us to continue this follow-on offering for up to three years.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a complete loss of investment. See “Risk Factors” beginning on page 35 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform. Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•	If you are able to sell your shares, you will likely receive less than your purchase price.
•	We may, but currently do not intend to, list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.
•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 7.5% discount to the current offering price in effect on the date of repurchase.
•	You should consider that you may not have access to the money you invest for an indefinite period of time.
•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”
•	We intend to invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies, which include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.
•	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. We have not established any limit on the extent to which we may use offering proceeds or borrowings for this purpose. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
•	Certain of our previous distributions to stockholders were funded from expense support payments from our Adviser that are subject to repayment. These distributions were not based on our investment performance and may not continue in the future. If our Adviser had not agreed to make expense support payments, a portion of these distributions would have come from your paid in capital. The reimbursements of any remaining expense support payments owed to our Adviser would reduce the future distributions to which you would otherwise be entitled.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information is available free of charge by contacting us at 405 Park Avenue, 14th Floor, New York, NY 10022 or by telephone at (212) 415-6500 or on our website at www.BDCofAmerica.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the Investment Company Act of 1940, and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Total Maximum(4)
Price to Public(1)	$11.15	$1,127,265,000
Selling Commissions(2)	$0.781	$78,908,550
Dealer Manager Fee(2)	$0.335	$33,817,950
Net Proceeds (Before Expenses)(3)	$10.04	$1,014,538,500

(1)	Assumes all shares are sold at the current offering price per share.
(2)	In addition to the selling commissions and dealer manager fee disclosed in the table above, we may reimburse our dealer manager and selected broker-dealers for reasonable bona fide due diligence expenses included in detailed and itemized invoices and we and our affiliates may provide permissible amounts of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. See “Plan of Distribution” on page 168.
(3)	In addition to the sales load, we estimate that we will incur in connection with this follow-on offering approximately $17.0 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold at $11.20 per share. Because you pay a 10% sales load and we expect to pay 1.5% in offering expenses (assuming the maximum amount of shares is sold), if you invest $100 in shares in this follow-on offering, only $88.50 will actually be invested in us.
(4)	The maximum sales load includes 7% for the sales commission and 3% for the dealer manager fee, which equals a total sales load of 10%. For purposes of this table, all per share amounts have been truncated at the third decimal place.

The date of this prospectus is June   , 2015.

Realty Capital Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous follow-on offering of our shares of common stock. Periodically, as we make material investments or have other material developments we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in this follow-on offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing post-effective amendments to the registration statement to include new annual audited financial statements as they become available or if our NAV declines more than 10% from our NAV as of the effective date of this registration statement. There can be no assurance, however, that our follow-on offering will not be suspended while the SEC reviews any such amendment until it is declared effective.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement or post-effective amendment. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, or a federal holiday.

You should rely only on the information contained in this prospectus. Neither we, nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common stock under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, home furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the restrictions on transferability of shares, (e) the background and qualifications of our Adviser, and (f) the tax consequences of the investment.

In addition, we will not sell shares in this follow-on offering to investors in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability standards stated above, investors who reside in the state of Alabama must have a liquid net worth of at least 10 times their investment in us and our affiliates.

Arizona — The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — In addition to the suitability standards above, the state of California requires that each California investor will limit his or her investment in us to a maximum of 10% of his or her net worth.

i

Idaho — Investors who reside in the state of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kansas — In addition to the general suitability requirements described above, the Office of the Kansas Securities Commissioner recommends that investors should limit their aggregate investment in our shares and other similar investments to not more than 10% of their liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky — An investor must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in us and other similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A Massachusetts investor’s aggregate investment in this Program may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Michigan — In addition to the suitability standards above, the state of Michigan requires that each Michigan investor will limit his or her investment in us to a maximum of 10% of his or her net worth.

Nebraska — Nebraska investors must meet the following suitability standards: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000; and (ii) an investor must limit their investment in us and in the securities of any other direct participation programs to 10% of such investor’s net worth. Net worth should not include the value of one’s home, home furnishings, or automobiles.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor’s aggregate investment in us, our affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Carolina — Investors who reside in the state of North Carolina must have either (i) a minimum liquid net worth of $85,000 and minimum annual gross income of $85,000 or (ii) a minimum liquid net worth of $300,000.

North Dakota — In addition to the general suitability requirements described above, our shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us.

Ohio —  In addition to the general suitability requirements described above, an Ohio investor’s aggregate investment in us, shares of our affiliates and in other non-traded business development company programs may not exceed ten percent (10%) of his, her or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. Note that Ohio investors cannot participate in the DRIP feature that reinvests distributions into subsequent affiliated programs.

Oklahoma — In addition to the general suitability requirements described above, purchases by Oklahoma investors in us should not exceed 10% of their net worth (not including home, home furnishings and automobiles).

Oregon — In addition to the suitability standards described above, each Oregon investor will limit his or her investment in us and our affiliates to a maximum of 10% of his or her net worth.

Tennessee — Investors who reside in the state of Tennessee must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. Additionally, Tennessee residents’ investment in us must not exceed 10% of their liquid net worth.

Texas — Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000, or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor’s total investment in us shall not exceed 10% of his or her liquid net worth. For this purpose, “liquid net worth” is determined exclusive of home, home furnishings and automobiles.

The minimum purchase amount is $1,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of Internal Revenue Code of 1986, as amended, or the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objective and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. Our sponsor and those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each selected broker-dealer is required to maintain for six (6) years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this follow-on offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our” and “Company” refer to Business Development Corporation of America. We refer to BDCA Adviser, LLC as “BDCA Adviser” or “our Adviser.” We refer to AR Capital, LLC as “AR Capital.”

Business Development Corporation of America

We are a specialty finance company formed to make debt and equity investments in middle market companies. We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. We are therefore required to comply with certain regulatory requirements. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code. We are managed by our Adviser, a private investment management firm that is registered as an investment adviser under the Investment Advisers Act of 1940, or the Advisers Act. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Status of Our Initial Public Offering

Since commencing our initial public offering on January 25, 2011 and through the semi-monthly closing that occurred on April 16, 2015, we have sold 171.3 million shares of our common stock, including 163,866 shares of common stock sold to an affiliate of our investment adviser and 8.4 million shares of our common stock issued through our distribution reinvestment plan, or DRIP, for gross proceeds of approximately $1,865.1 million. Other than shares issued pursuant to the DRIP, the Company has not issued any new shares of common stock since April 30, 2015. The Company is not accepting new subscription agreements after April 30, 2015.

The following table summarizes the sales of our common stock through the semi-monthly closing that occurred on April 16, 2015.

Date of Semi-Monthly Closing	Shares Sold	Avg. Price Per Share	Gross Proceeds
July 8, 2010	22,222	$9.00	$200,000
August 24, 2011	58,722	9.00	528,500
August 24, 2011	203,026	10.00	2,030,263
September 1, 2011	25,722	10.00	257,222
September 16, 2011	78,720	10.00	787,198
October 1, 2011 (DRIP shares)	1,420	9.50	13,492
October 3, 2011	108,075	9.98	1,078,120
October 16, 2011	39,371	10.00	393,709
November 1, 2011 (DRIP shares)	1,490	9.50	14,156
November 1, 2011	49,375	10.00	493,750
November 3, 2011 (shares issued to board of directors in lieu of cash payment for fees)	4,056	9.00	36,500
November 4, 2011 (DRIP shares)	(28)	9.50	(270)
November 16, 2011	105,965	10.26	1,087,200
November 28, 2011 (DRIP shares)	(48)	9.50	(455)
December 1, 2011 (DRIP shares)	1,681	9.75	16,384
December 1, 2011	69,401	10.26	712,050
December 16, 2011	139,666	10.25	1,432,177
December 22, 2011	(987)	10.26	(10,125)
January 3, 2012 (DRIP shares)	2,165	9.75	21,101

Date of Semi-Monthly Closing	Shares Sold	Avg. Price Per Share	Gross Proceeds
January 3, 2012	134,599	10.23	1,377,214
January 3, 2012	(4,386)	10.26	(45,000)
January 17, 2012	117,715	10.21	1,202,280
February 1, 2012 (ARC II Capital contribution)	140,845	9.23	1,300,000
February 1, 2012 (DRIP shares)	2,713	9.75	26,443
February 1, 2012	360,323	$10.24	$3,688,797
February 16, 2012	241,344	10.25	2,473,169
March 1, 2012 (DRIP shares)	3,693	9.23	34,101
March 1, 2012	181,325	10.25	1,858,204
March 16, 2012	625,159	9.75	6,093,902
April 2, 2012 (DRIP shares)	5,187	9.23	47,899
April 2, 2012	307,680	10.23	3,148,045
April 16, 2012	635,143	10.03	6,367,491
May 1, 2012 (DRIP shares)	7,080	9.23	65,381
May 1, 2012	1,580,806	9.75	15,409,989
May 2, 2012 (Special Dividend)	25,709	10.26	263,775
May 16, 2012	502,483	10.34	5,195,693
June 1, 2012 (DRIP shares)	9,733	9.40	91,449
June 1, 2012	385,493	10.39	4,006,649
June 18, 2012	563,183	10.35	5,828,309
July 2, 2012 (DRIP shares)	12,008	9.40	112,832
July 2, 2012	463,374	10.26	4,752,656
July 16, 2012	345,740	10.41	3,599,205
August 1, 2012 (DRIP shares)	15,531	9.40	145,932
August 1, 2012	478,333	10.29	4,922,279
August 17, 2012	492,632	10.34	5,093,125
September 4, 2012 (DRIP Shares)	18,365	9.40	172,561
September 4, 2012	515,401	10.45	5,387,596
September 17, 2012	753,405	10.15	7,646,960
October 1, 2012 (DRIP Shares)	21,469	9.45	202,879
October 1, 2012	726,123	10.36	7,519,061
October 16, 2012	479,374	10.51	5,039,614
November 1, 2012 (DRIP Shares)	25,880	9.54	246,896
November 1, 2012	1,724,013	10.19	17,569,591
November 16, 2012	782,112	10.57	8,264,272
December 3, 2012 (DRIP Shares)	29,834	9.63	287,306
December 3, 2012	590,345	10.65	6,287,453
December 17, 2012	711,151	10.59	7,533,574
12/28/2012 Special Distribution (DRIP Shares)	48,015	9.63	462,385
January 2, 2013 (DRIP Shares)	35,355	9.63	340,469
January 2, 2013	1,398,742	10.56	14,763,807
January 16, 2013	854,404	10.63	9,084,102
February 1, 2013	1,040,012	10.66	11,090,922
February 1, 2013 (DRIP Shares)	41,071	9.63	395,511
February 18, 2013	1,547,161	10.71	16,574,476
March 1, 2013	705,464	10.82	7,636,486
March 1, 2013 (DRIP Shares)	41,928	9.72	407,539
March 18, 2013	1,731,314	10.62	18,392,707
April 1, 2013	1,165,053	10.70	12,471,522
April 1, 2013 (DRIP Shares)	53,507	9.81	524,908
April 16, 2013	1,328,400	10.92	14,499,892
May 1, 2013	1,982,573	10.83	21,469,246

Date of Semi-Monthly Closing	Shares Sold	Avg. Price Per Share	Gross Proceeds
May 1, 2013 (DRIP Shares)	59,569	9.90	589,725
May 16, 2013	2,251,882	10.86	24,461,906
June 3, 2013	2,607,656	10.85	28,297,888
June 3, 2013 (DRIP Shares)	76,262	9.90	754,997
June 17, 2013	2,081,647	10.79	22,468,958
July 1, 2013	1,918,531	$10.83	$20,781,641
July 1, 2013 (DRIP Shares)	90,234	9.90	893,317
July 16, 2013	1,930,147	10.86	20,966,078
August 1, 2013	2,703,794	10.86	29,373,242
August 1, 2013 (DRIP Shares)	108,196	9.90	1,071,135
August 16, 2013	2,478,214	11.00	27,269,780
September 3, 2013	2,217,855	10.90	24,175,901
September 3, 2013 (DRIP Shares)	128,655	9.99	1,285,251
September 16, 2013	2,090,123	10.85	22,669,551
October 1, 2013	2,678,087	10.98	29,410,654
October 1, 2013 (DRIP Shares)	140,912	9.99	1,407,713
October 16, 2013	2,217,653	10.93	24,241,745
November 1, 2013	2,579,675	11.06	28,530,179
November 1, 2013 (DRIP Shares)	167,473	9.99	1,673,050
November 18, 2013	2,573,615	11.06	28,453,395
December 2, 2013	2,494,780	11.03	27,514,986
December 2, 2013 (DRIP Shares)	178,428	10.08	1,798,574
December 16, 2013	3,163,956	10.96	34,689,432
January 2, 2014	3,253,145	10.97	35,696,586
January 2, 2014 (DRIP Shares)	205,771	10.08	2,074,168
January 16, 2014	2,416,165	10.99	26,556,546
February 4, 2014	5,166,861	11.06	57,140,183
February 4, 2014 (DRIP Shares)	229,792	10.08	2,316,307
February 18, 2014	7,107,930	10.96	77,874,821
March 3, 2014	6,116,171	11.04	67,526,333
March 3, 2014 (DRIP Shares)	237,969	10.08	2,398,724
March 17, 2014	5,819,186	11.11	64,666,742
April 1, 2014	6,646,562	11.11	73,832,782
April 1, 2014 (DRIP Shares)	317,139	10.08	3,196,656
April 16, 2014	5,870,530	11.12	65,297,895
May 1, 2014	6,133,445	11.15	68,415,344
May 1, 2014 (DRIP Shares)	358,164	10.08	3,610,294
May 16, 2014	6,888,461	11.08	76,331,147
June 2, 2014	4,361,346	11.11	48,450,440
June 2, 2014 (DRIP Shares)	420,989	10.08	4,243,568
June 16, 2014	5,484,334	11.13	61,032,180
July 1, 2014	4,734,529	11.08	52,456,191
July 1, 2014 (DRIP Shares)	449,749	10.08	4,533,468
July 16, 2014	206,384	10.99	2,268,967
August 1, 2014	1,803,525	10.86	19,582,459
August 1, 2014 (DRIP Shares)	494,610	10.08	4,985,652
August 19, 2014	2,115,183	11.06	23,398,911
September 2, 2014	2,768,002	10.88	30,122,012
September 2, 2014 (DRIP Shares)	505,681	10.08	5,097,259
September 16, 2014	2,339,757	11.06	25,886,428
October 2, 2014	2,642,257	11.02	29,114,056
October 2, 2014 (DRIP Shares)	507,948	10.08	5,120,119

Date of Semi-Monthly Closing	Shares Sold	Avg. Price Per Share	Gross Proceeds
October 16, 2014	2,155,281	11.02	23,752,294
November 3, 2014	2,290,235	11.06	25,333,558
November 3, 2014 (DRIP Shares)	546,595	10.08	5,509,587
November 17, 2014	1,405,616	10.95	15,389,483
December 2, 2014	888,889	11.09	9,860,732
December 2, 2014 (DRIP Shares)	543,992	10.08	5,483,438
December 16, 2014	861,255	11.15	9,599,621
January 2, 2015	768,017	11.13	8,551,567
January 2, 2015 (DRIP Shares)	568,950	10.08	5,735,017
January 16, 2015	769,781	11.13	8,568,691
February 2, 2015	1,164,153	11.17	13,006,402
February 2, 2015 (DRIP Shares)	575,054	10.08	5,796,546
February 17, 2015	1,014,329	11.12	11,281,310
March 2, 2015	1,694,071	10.97	18,581,436
March 2, 2015 (DRIP Shares)	519,448	10.08	5,236,039
March 16, 2015	1,507,591	11.05	16,660,576
April 1, 2015	2,223,669	11.04	24,568,875
April 1, 2015 (DRIP Shares)	585,123	10.08	5,898,037
April 16, 2015	1,785,423	11.11	19,834,992
Total	171,300,328	$10.89	$1,865,076,059

Offering Price History and Distributions

We have declared and paid cash distributions to our stockholders on a monthly basis since we commenced operations. As of March 31, 2015, the annualized yield for distributions declared was 7.75% based on our then current public offering price of $11.20 per share. From time to time, we may also pay interim distributions at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our IPO. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of a portion of a shareholder’s original investment in our common stock.

The table below shows the components of the distributions we have declared and/or paid during the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013. As of March 31, 2015, we had $12.2 million of distributions accrued and unpaid (dollars in thousands).

	For the Three Months Ended March 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2015	2014	2013
Distributions declared	$34,663	$106,299	$31,299
Distributions paid	$34,086	$99,290	$27,744
Portion of distributions paid in cash	$17,319	$50,721	$16,602
Portion of distributions paid in DRIP shares	$16,767	$48,569	$11,142

None of the distributions paid during the three months ended March 31, 2015 or the years ended December 31, 2014, December 31, 2013 or December 31, 2012 represented a return of capital for tax purposes.

On March 1, 2012, the price for newly-issued shares under the DRIP issued to stockholders was changed from 95% to 90% of the offering price that the shares are sold as of the date the distribution is made. The DRIP purchase price based on the current offering price of $11.20 per share is $10.08.

On March 29, 2012, we declared a special common stock distribution equal to $0.05 per share. The distribution was paid to stockholders of record on May 1, 2012.

On December 20, 2012, we announced that, pursuant to the authorization of our board of directors, we declared a special cash distribution equal to $0.0925 per share, to be paid to stockholders of record at the close of business on December 17, 2012, payable on December 27, 2012. This special cash distribution was paid exclusive of, and in addition to, our monthly distribution.

The table below shows changes in our offering price and distribution rates since the commencement of our public offering.

Announcement Date	New Public Offering Price	Effective Date	Daily Distribution Amount per share	Annualized Distribution Rate
November 14, 2011	$10.26	November 16, 2011	$0.002221920	7.90%
May 1, 2012	$10.44	June 1, 2012	$0.002215850	7.75%
August 14, 2012	$10.50	September 4, 2012	$0.002246575	7.81%
September 24, 2012	$10.60	October 16, 2012	$0.002246575	7.74%
October 15, 2012	$10.70	November 1, 2012	$0.002273973	7.76%
February 5, 2013	$10.80	February 18, 2013	$0.002293151	7.75%
February 25, 2013	$10.90	March 1, 2013	$0.002314384	7.75%
April 3, 2013	$11.00	April 16, 2013	$0.002335616	7.75%
August 15, 2013	$11.10	August 16, 2013	$0.002356849	7.75%
October 29, 2013	$11.20	November 1, 2013	$0.002378082	7.75%

On May 28, 2015, our board of directors authorized a decrease in the public offering price of our common stock from $11.20 to $11.15 per share for subscriptions accepted since April 16, 2015.

In connection with satisfying the minimum offering requirement and the commencement of our operations on August 25, 2011, we began accruing the management fee which is payable on a quarterly basis in arrears to our Adviser, and is calculated at an annual rate of 1.5% of our average gross assets. See “Investment Advisory and Management Services Agreement — Advisory Fees” for a discussion of fees payable to our investment adviser.

Our Portfolio

As of March 31, 2015, our investment portfolio principal totaled approximately $2.0 billion and consisted of $1.0 billion of senior secured first lien debt, $283.1 million of senior secured second lien debt, $83.8 million of subordinated debt, $157.7 million of equity and other investments and $483.3 million of collateralized securities.

We intend to add to our portfolio as the offering progresses. The following is our investment portfolio as of March 31, 2015 (unaudited):

Portfolio company	Type of Investment	Industry classification	Principal
Ability Networks Inc.	Senior Secured First Lien Debt	Health Care Providers & Services	7,940,000.00
Ability Networks Inc.	Senior Secured Second Lien Debt	Health Care Providers & Services	12,050,000.00
Acrisure, LLC	Senior Secured Second Lien Debt	Banking, Finance, Insurance & Real Estate	11,500,000.00
AM General LLC	Senior Secured First Lien Debt	Aerospace & Defense	5,264,149.61
Amports, Inc.	Senior Secured First Lien Debt	Automotive	15,000,000.00
Answers Corporation	Senior Secured First Lien Debt	Internet Software & Services	34,912,500.00
AP Gaming I, LLC	Senior Secured First Lien Debt	Hotels, Restaurants & Leisure	4,900,188.92
Applied Merchant Systems West Coast, Inc.	Senior Secured First Lien Debt	Diversified Financial Services	18,725,746.00
Appriss Holdings, Inc.	Senior Secured Second Lien Debt	Business Equipment & Services	15,000,000.00
Avaya, Inc. Term Loan B-6	Senior Secured First Lien Debt	Communications Equipment	12,792,923.86
AxleTech International, LLC	Senior Secured First Lien Debt	Machinery	19,950,000.00
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	40,250,000.00

Portfolio company	Type of Investment	Industry classification	Principal
Basho Technologies, Inc.	Senior Secured First Lien Debt	Software	10,019,166.67
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant	Equity/Other	Software	—
Basho Technologies, Inc. - Series G Senior Preferred Stock	Equity/Other	Software	2,040,000.00
Boston Market Corporation	Senior Secured Second Lien Debt	Hotels, Restaurants & Leisure	14,762,876.89
Carlyle GMS Finance, Inc.	Equity/Other	Diversified Investment Vehicles	3,660,280.80
Central Security Group, Inc.	Senior Secured First Lien Debt	Commercial Services & Supplies	18,453,750.00
Chicken Soup for the Soul Publishing, LLC	Senior Secured First Lien Debt	Publishing	29,700,000.00
CIG Financial, LLC	Senior Secured Second Lien Debt	Consumer Finance	15,000,000.00
Clover Technologies Group, LLC	Senior Secured First Lien Debt	Commercial Services & Supplies	11,442,500.00
ConvergeOne Holdings Corp.	Senior Secured First Lien Debt	Diversified Consumer Services	13,398,750.00
CPX Interactive Holdings, LP - Series A Convertible Preferred Shares	Equity/Other	Publishing	6,000,000.00
CPX Interactive Holdings, LP - Warrants	Equity/Other	Publishing	—
CPX Interactive LLC	Senior Secured Second Lien Debt	Publishing	20,305,991.74
Creative Circle, LLC	Senior Secured First Lien Debt	Professional Services	11,922,580.65
CREDITCORP	Senior Secured Second Lien Debt	Consumer Finance	13,250,000.00
Crowley Holdings, Inc. - Series A Preferred Stock	Equity/Other	Marine	25,646,305.50
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	31,000,000.00
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	35,250,000.00
Danish CRJ LTD.	Equity/Other	Aerospace & Defense	5,002.00
Danish CRJ LTD.	Senior Secured First Lien Debt	Aerospace & Defense	180,779.59
Eagle Rx, LLC	Senior Secured First Lien Debt	Health Care Providers & Services	15,819,750.00
ECI Acquisition Holdings, Inc.	Senior Secured First Lien Debt	Technology - Enterprise Solutions	13,064,970.00
Epic Health Services, Inc.	Senior Secured Second Lien Debt	Health Care Providers & Services	10,000,000.00

Portfolio company	Type of Investment	Industry classification	Principal
ERG Holding Company	Senior Secured First Lien Debt	Health Care Providers & Services	14,504,000.00
Evolution Research Group - Preferred Equity	Equity/Other	Health Care Providers & Services	500,000.00
Excelitas Technologies Corp.	Senior Secured First Lien Debt	Electronic Equipment, Instruments & Components	10,100,031.05
Fifth Street Senior Loan Fund I, LLC - 1A Class F	Collateralized Securities	Diversified Investment Vehicles	10,728,000.00
Fifth Street Senior Loan Fund I, LLC - 2015-1A Subordinated Note	Collateralized Securities	Diversified Investment Vehicles	30,574,800.00
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	35,057,000.00
GK Holdings, Inc.	Senior Secured First Lien Debt	Professional Services	3,990,000.00
Gold, Inc.	Subordinated Debt	Textiles, Apparel & Luxury Goods	12,162,718.93
GTCR Valor Companies, Inc.	Senior Secured First Lien Debt	Software	32,817,822.41
Hanna Anderson, LLC	Senior Secured First Lien Debt	Retailers (except food & drug)	14,437,500.00
Henniges Automotive Holdings, Inc.	Senior Secured First Lien Debt	Automotive	9,917,537.60
HIG Integrity Nutraceuticals	Equity/Other	Food Products	—
High Ridge Brands Co.	Senior Secured Second Lien Debt	Retailers (except food & drug)	22,500,000.00
Icynene US Acquisition Corp.	Senior Secured First Lien Debt	Building Products	26,000,000.00
ILC Dover LP	Senior Secured First Lien Debt	Aerospace & Defense	14,625,000.00
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Retailers (except food & drug)	11,427,314.07
IntegraMed America, Inc.	Senior Secured First Lien Debt	Health Care Providers & Services	3,734,095.57
Integrity Nutraceuticals, Inc.	Senior Secured First Lien Debt	Food Products	35,000,000.00
Interblock USA L.C.	Senior Secured Second Lien Debt	Electronic Equipment, Instruments & Components	23,000,000.00
IPC Corp.	Senior Secured First Lien Debt	Telecommunications	12,000,000.00
J. C. Bromac Corporation (dba EagleRider, Inc.)	Senior Secured Second Lien Debt	Hotels, Restaurants & Leisure	15,000,000.00
Jackson Hewitt, Inc.	Senior Secured First Lien Debt	Diversified Consumer Services	7,856,566.82
Jefferson Gulf Coast Energy Partners LLC	Senior Secured First Lien Debt	Transportation Infrastructure	17,910,000.00
K&N Engineering, Inc.	Senior Secured Second Lien Debt	Automotive	13,000,000.00

Portfolio company	Type of Investment	Industry classification	Principal
K2 Pure Solutions NoCal, L.P.	Senior Secured First Lien Debt	Chemicals	9,812,500.00
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	Aerospace & Defense	54,420,670.25
Kahala Ireland OpCo LLC. - Common Equity	Equity/Other	Aerospace & Defense	—
Kahala Ireland OpCo LLC. - Profit Participating Note	Equity/Other	Aerospace & Defense	—
Kahala US OpCo LLC	Senior Secured First Lien Debt	Aerospace & Defense	2,358,924.87
Kahala US OpCo LLC	Equity/Other	Aerospace & Defense	—
Land Holdings I, LLC	Senior Secured First Lien Debt	Hotels, Restaurants & Leisure	30,000,000.00
Linc Energy Finance USA, Inc.	Senior Secured Second Lien Debt	Oil, Gas & Consumable Fuels	9,000,000.00
Liquidnet Holdings, Inc.	Senior Secured First Lien Debt	Capital Markets	7,959,134.61
MBLOX Inc. - Warrants	Equity/Other	Internet Software & Services	—
MCF CLO V Warehouse LLC	Collateralized Securities	Diversified Investment Vehicles	23,485,925.35
MCS AMS Sub-Holdings LLC	Senior Secured First Lien Debt	Real Estate Management & Development	13,875,000.00
MidOcean Credit CLO II, LLC	Collateralized Securities	Diversified Investment Vehicles	37,600,000.00
MidOcean Credit CLO III, LLC	Collateralized Securities	Diversified Investment Vehicles	40,250,000.00
MidOcean Credit CLO IV, LLC	Collateralized Securities	Diversified Investment Vehicles	21,500,000.00
Miller Heiman, Inc.	Senior Secured First Lien Debt	Media	18,271,126.43
Motorsports Aftermarket Group, Inc.	Senior Secured First Lien Debt	Automotive	24,812,500.00
National Technical Systems, Inc.	Senior Secured First Lien Debt	Professional Services	25,593,750.00
NCP Finance Limited Partnership	Senior Secured Second Lien Debt	Consumer Finance	17,733,846.19
New Media Holdings II, LLC	Senior Secured First Lien Debt	Publishing	8,905,172.95
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	31,603,000.00
NextCare, Inc.	Senior Secured First Lien Debt	Health Care Providers & Services	21,148,561.02
NextSteppe Inc.	Senior Secured First Lien Debt	Chemicals	10,000,000.00
NMFC Senior Loan Program I, LLC	Equity/Other	Diversified Investment Vehicles	50,000,000.00
Noosa Acquirer, Inc.	Senior Secured Second Lien Debt	Food Products	25,000,000.00
North Atlantic Trading Company, Inc.	Senior Secured First Lien Debt	Food Products	19,757,352.94
Ocean Trails CLO V, LLC	Collateralized Securities	Diversified Investment Vehicles	40,517,500.00

Portfolio company	Type of Investment	Industry classification	Principal
OFSI Fund VI, Ltd. - Subordinated Note	Collateralized Securities	Diversified Investment Vehicles	38,000,000.00
OH Acquisition, LLC	Senior Secured First Lien Debt	Banking, Finance, Insurance & Real Estate	7,462,500.00
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Banking, Finance, Insurance & Real Estate	14,925,000.00
Orchid Underwriters Agency, LLC	Equity/Other	Banking, Finance, Insurance & Real Estate	500,000.00
Otter Box Holdings, Inc.	Senior Secured First Lien Debt	Electronic Equipment, Instruments & Components	8,423,812.66
Park Ave Holdings, LLC - Common Shares	Equity/Other	Real Estate Management & Development	—
Park Ave Holdings, LLC - Preferred Shares	Equity/Other	Real Estate Management & Development	—
Park Ave Re Holdings, LLC	Subordinated Debt	Real Estate Management & Development	22,637,430.62
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Diversified Investment Vehicles	10,000,000.00
PeopLease Holdings, LLC	Senior Secured First Lien Debt	Commercial Services & Supplies	10,000,000.00
PGX Holdings, Inc.	Senior Secured First Lien Debt	Transportation Infrastructure	10,862,500.00
Premier Dental Services, Inc.	Senior Secured First Lien Debt	Health Care Providers & Services	24,677,724.05
Pre-Paid Legal Services, Inc.	Senior Secured First Lien Debt	Diversified Consumer Services	8,820,029.60
Pride Plating, Inc.	Senior Secured First Lien Debt	Aerospace & Defense	9,809,037.46
RedPrairie Corp.	Senior Secured First Lien Debt	Software	13,321,350.24
Related Fee Agreements	Collateralized Securities	Diversified Investment Vehicles	—
Resco Products, Inc.	Senior Secured First Lien Debt	Steel	10,000,000.00
Riverbed Technology, Inc.	Senior Secured First Lien Debt	Technology - Enterprise Solutions	10,000,000.00
RVNB Holdings, Inc. (dba All My Sons Moving & Storage)	Senior Secured First Lien Debt	Freight & Logistics	24,282,244.32
S.B. Restaurant Co., Inc.	Subordinated Debt	Hotels, Restaurants & Leisure	4,049,913.88
S.B. Restaurant Co., Inc. - Warrants	Equity/Other	Hotels, Restaurants & Leisure	—
S.B. Restaurant Co., Inc. - Senior Subordinate Debt	Subordinated Debt	Hotels, Restaurants & Leisure	134,166.67
Sage Automotive Holdings, Inc.	Senior Secured Second Lien Debt	Auto Components	13,000,000.00
Schulman Associates Institutional Review Board, Inc.	Senior Secured Second Lien Debt	Health Care	17,000,000.00
Silver Spring CLO, Ltd.	Collateralized Securities	Diversified Investment Vehicles	31,500,000.00

Portfolio company	Type of Investment	Industry classification	Principal
SkyCross Inc. - Warrants	Equity/Other	Electronic Equipment, Instruments & Components	—
South Grand MM CLO I, LLC	Equity/Other	Diversified Investment Vehicles	30,623,600.00
Squan Holding Corp.	Senior Secured First Lien Debt	Diversified Telecommunication Services	23,000,000.00
Squan Holdings Corp. - Class A Common Stock	Equity/Other	Diversified Telecommunication Services	—
Squan Holdings Corp. - Series A Preferred Stock	Equity/Other	Diversified Telecommunication Services	—
Steel City Media	Subordinated Debt	Media	20,202,494.35
STG-Fairway Acquisitions, Inc.	Senior Secured First Lien Debt	Professional Services	11,784,747.22
SunGard Availability Services Capital, Inc.	Senior Secured First Lien Debt	Business Equipment & Services	9,900,000.00
Surgery Center Holdings, Inc.	Senior Secured Second Lien Debt	Healthcare & Pharmaceuticals	10,000,000.00
Taqua, LLC	Senior Secured First Lien Debt	Wireless Telecommunication Services	13,825,000.00
Tax Defense Network, LLC	Senior Secured First Lien Debt	Diversified Consumer Services	23,600,000.00
Tax Defense Network, LLC	Equity/Other	Diversified Consumer Services	425,000.00
Tennenbaum Waterman Fund, L.P.	Equity/Other	Diversified Investment Vehicles	10,000,000.00
The SAVO Group, Ltd. - Warrants	Equity/Other	Internet Software & Services	—
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	Media	15,903,052.91
THL Credit Greenway Fund II LLC	Equity/Other	Diversified Investment Vehicles	18,315,679.83
Total Outdoor Holdings Corp.	Senior Secured First Lien Debt	Advertising	20,000,000.00
Transportation Insight, LLC	Senior Secured First Lien Debt	Freight & Logistics	15,600,000.00
Trinity Consultants Holdings, Inc.	Senior Secured First Lien Debt	Business Equipment & Services	15,000,000.00
Trojan Battery Company, LLC	Senior Secured First Lien Debt	Automotive	10,169,448.62
U.S. Farathane, LLC	Senior Secured First Lien Debt	Automotive	11,850,000.00
United Central Industrial Supply Company, LLC	Senior Secured First Lien Debt	Commercial Services & Supplies	8,797,500.00
US Shipping LLC	Senior Secured First Lien Debt	Marine	10,013,720.92
Visionary Integration Professionals, LLC	Subordinated Debt	IT Services	11,295,306.98

Portfolio company	Type of Investment	Industry classification	Principal
Visionary Integration Professionals, LLC - Warrants	Equity/Other	IT Services	—
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	Diversified Investment Vehicles	36,000,000.00
World Business Lenders, LLC	Equity/Other	Consumer Finance	—
Xplornet Communications Inc. - Warrants	Equity/Other	Diversified Telecommunication Services	—
Xplornet Communications, Inc.	Subordinated Debt	Diversified Telecommunication Services	11,349,834.72
Zimbra, Inc.	Senior Secured Second Lien Debt	Software	6,000,000.00
Zimbra, Inc.	Subordinated Debt	Software	2,000,000.00
Zimbra, Inc. - Warrants (Second Lien Debt)	Equity/Other	Software	—
Zimbra, Inc. - Warrants (Third Lien Bridge Note)	Equity/Other	Software	—
			$2,054,716,658.34

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

•	We have a limited operating history and are subject to the business risks and uncertainties associated with any relatively new business, including the risk that we will not achieve our investment objective.
•	Market conditions have adversely affected the capital markets and have reduced the availability of debt and equity capital for the market as a whole and for financial firms in particular. These conditions may make it more difficult for us to achieve our investment objective.
•	The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this follow-on offering. We have not established any limit on the extent to which we may use offering proceeds, borrowings or sales of assets for this purpose. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of a portion of a shareholder's original investment in our common stock. We may not be able to pay you distributions, and our distributions may not grow over time.
•	A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.
•	Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•	Our Adviser and its respective affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

•	The potential for our Adviser to earn incentive fees under the Investment Advisory and Management Services Agreement, or the Investment Advisory Agreement, may create an incentive for the Adviser to enter into investments that are riskier or more speculative than would otherwise be the case, and our Adviser may have an incentive to increase portfolio leverage in order to earn higher management fees.
•	We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
•	Through wholly-owned financing subsidiaries, we have entered into a revolving credit facilities with Wells Fargo Bank National Association, Deutsche Bank AG, New York Branch and Citibank, N.A. In connection with these agreements, we are exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities. Moreover, any assets we may acquire with leverage will be subject to management fees payable to our Adviser.
•	We intend to invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. For our senior secured lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Mezzanine debt investments are typically unsecured, and investing in mezzanine debt may involve a heightened level of risk, including a loss of principal or the loss of the entire investment. Our investments may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.
•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.
•	We are subject to financial market risks, including changes in interest rates which may have a substantial negative impact on our investments.
•	As a result of the annual distribution requirement to qualify as a RIC, we will likely need to continually raise cash or make borrowings to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.
•	We intend to maintain our qualification as a RIC but may fail to do so. Such failure would subject us to U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.
•	The purchase price for our shares will be determined at each closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.
•	One of our potential exit strategies is to list our shares for trading on a national exchange, and shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. In such case, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV may decline.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Our Investment Objective and Policies

Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. We anticipate that we will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. We may also purchase, interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. Additionally, we may invest a portion of our proceeds in securities of other funds as a means of gaining exposure to what we believe are desirable investment opportunities. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We define middle market companies as those with annual revenues between $10 million and $1 billion. We expect that investments will generally range between approximately 0.5% and 3.0% of our total assets. As we increase our capital base, we will invest in, and ultimately intend to have a substantial portion of our assets invested in, customized direct loans to and to a lesser extent, equity securities of middle market companies. In most cases, companies to whom we provide customized financing solutions will be privately held at the time we invest in them.

While the structure of our investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. The debt investments in which we invest generally have stated terms of five to ten years. If our Adviser deems appropriate, we may invest in more liquid senior secured and second lien debt securities, some of which may be traded on a national securities exchange. We will make such investments to the extent allowed by the 1940 Act, and consistent with our continued qualification as a RIC for federal income tax purposes. For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors.”

We intend to leverage the experience and expertise of the principals of our Adviser in sourcing, evaluating and structuring investments. Our Adviser’s senior management team, through affiliates of AR Capital, currently sponsors 12 publicly-offered real estate investment trusts, or REITs. Certain principals of our Adviser have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe will produce significant proprietary investment opportunities outside the normal banking auction process.

Our Potential Market Opportunity

We believe that the banking and financial services crisis that began in the summer of 2007 and the resulting credit crisis created an opportunity for specialty financial services companies with experience in investing in middle market companies to make investments with attractive yields and significant opportunities for sharing in new value creation. Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and junior loans and equity co-investments from other sources, such as us.
•	Credit crises and consolidation among commercial banks has reduced the focus on middle market business. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, unprecedented loan losses, capital impairments and stricter regulatory scrutiny, which have led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.
•	Default rates remain low, with higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.
•	Favorable Pricing Environment in the Secondary Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Our Potential Competitive Strengths

The principals of our Adviser have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, business brokers, attorneys, accountants and other persons whom we believe will continue to provide us with significant investment opportunities. We believe these relationships provide us with competitive advantages over publicly-traded BDCs and other direct participation programs such as public non-traded REITs and public non-traded BDCs.

Our Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital which is majority-owned by Nicholas S. Schorsch and William M. Kahane, one of our directors. Messrs. Schorsch and Kahane have many years of experience in private equity, investment banking and real estate acquisitions and finance and have served as executive officers and directors of NYSE-listed companies in the REIT and real estate development industries.

On July 8, 2010, our Adviser, pursuant to a private placement, contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share, which represents the public offering price at that time of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. In addition, on February 1, 2012, our Adviser contributed an additional $1,300,000 to purchase 140,784 shares of our common stock at $9.234 per share so that the aggregate contribution by our Adviser was $1,500,000. Our Adviser will not tender any of its shares for repurchase as long as it continues to serve as our investment adviser.

The following chart shows our primary service providers and the ownership structure of certain entities affiliated with us and our Adviser:

AR Capital, LLC
Indirect wholly-owned subsidiary relationship
Public Investors
BDCA Adviser, LLC
(Registered Investment Adviser)
Investment Advisory and Management Services Agreement
Custody, Fund Accounting and Administration Agreements
U.S. Bank, N.A. and U.S. Bancorp Fund Services, LLC
(Custodian, Fund Accountant and Administrator)
Transfer Agency Agreement
American National Stock Transfer, LLC
(Transfer Agent)
Dealer-Manager Agreement
Realty Capital Securities
(Dealer Manager)
Business Development Corporation of America
(Public, Non-Traded Business Development Company)

Plan of Distribution

We are offering on a continuous basis up to 101,100,000 shares of our common stock at a current public offering price of $11.15 per share through our dealer manager. Our dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The offering of shares of our common stock will terminate on or before July 1, 2016, which is two years after the effective date of this follow-on registration statement. We may elect to extend this follow-on offering for an additional year following July 1, 2016 so that we are offering our common stock pursuant to this follow-on offering through July 1, 2017, which is three years after the effective date of this follow-on registration statement. However, beginning April 30, 2015 we intend to stop accepting new subscription agreements dated after that date but will continue to accept subscription agreements dated April 30, 2015 until June 30, 2015. In addition, this follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually, prior to April 30, 2015, when we intend to cease accepting new subscription agreements dated after April 30, 2015. We reserve the right to terminate this follow-on offering at any time, including prior to the intended closing on April 30, 2015, and this follow-on offering will terminate upon such time as we sell the maximum of 101,100,000 shares sold pursuant to this follow-on offering, should we sell the maximum amount prior to the stated termination date of this follow-on offering.

The minimum permitted purchase by a single subscriber is $1,000 in shares of our common stock. We are offering our shares on a continuous basis at a price of $11.15; however, if our NAV increases, we intend to supplement this prospectus and sell our shares at a higher price as necessary to ensure that shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we are not permitted to sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price. Additionally, with each semi-monthly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Persons who subscribe for shares in this follow-on offering must submit subscriptions for a fixed dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the public offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.BDCofAmerica.com.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. There is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the restrictions on transferability of shares, (e) the background and qualifications of our Adviser, and (f) the tax consequences of the investment. For additional information, including special suitability standards for residents of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Tennessee and Texas, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and all appendices and supplements accompanying this prospectus.
•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A(1). Alternatively, except for investors in Alabama, Arkansas, Maryland, Massachusetts or Tennessee, you may execute our multi-offering subscription agreement in the form attached hereto as Appendix A(2), which may be used to purchase shares in this follow-on offering as well as shares of other products distributed by our dealer manager; provided, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).
•	Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the selected broker-dealer. You should make your check payable to “Business Development Corporation of America.” You must initially invest at least $1,000 in shares of our common stock to be eligible to participate in this follow-on offering. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.
•	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

We expect to continue to accept subscriptions and admit new stockholders at semi-monthly closings. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within ten (10) business days from the date the subscription is rejected. Due to our semi-monthly closings and the possibility that our public offering price will be adjusted, an investor may receive the higher or lower of the public offering price, depending when we accept their subscriptions. We will not accept or reject a subscription solely in light of our semi-monthly closings. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this follow-on offering, net of expenses, to make investments primarily in middle market companies in accordance with our investment objective and using the strategies described in this prospectus. Additionally, we may invest a portion of the proceeds from this follow-on offering in securities of other funds as a means of gaining exposure to desirable investments. For estimated expenses associated with these investments, see “Fees and Expenses.” There can be no assurance that we will be able to sell all of the shares we are presently offering in this follow-on offering. We will continue to invest offering proceeds in accordance with our business strategy. See the section entitled “Investment Objectives and Policies — Business Strategy.” We anticipate that it will take us up to twelve to twenty-four months after conclusion of this follow-on offering to invest substantially all of the net proceeds of our initial public offering and this follow-on offering in accordance with our investment strategy, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace.

Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses, and to fund distributions to our stockholders. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. Net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund distributions, are expected to be reinvested by us in assets in accordance with our investment objectives and strategies.

Financing Arrangements

On July 24, 2012, we, through a newly-formed, wholly-owned, special purpose financing subsidiary, BDCA Funding I, LLC, or Funding I, entered into a revolving credit facility (the “Wells Fargo Credit Facility”), with Wells Fargo Bank, National Association, as lender, Wells Fargo Securities, as administrative agent or collectively, Wells Fargo, and U.S. Bank National Association, as collateral agent, account bank and collateral custodian. The Wells Fargo Facility initially provided for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months. On April 26, 2013, we extended the term of the facility through April 26, 2018.

On February 21, 2014, we, through a newly-formed, wholly-owned, special purpose financing subsidiary, BDCA 2L Funding I, LLC, entered into a revolving credit facility with Deutsche Bank AG, New York Branch as administrative agent and U.S. Bank National Association as collateral agent and collateral custodian (the “Deutsche Bank Credit Facility” and, collectively with the Wells Fargo Credit Facility and the Citi Credit Facility, the “Credit Facilities”). The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million on a committed basis, with a 36 month term.

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC (formerly 405 TRS I, LLC), or CB Funding, entered into a revolving credit facility, or the Citi Credit Facility, with Citibank, N.A., or Citi, as administrative agent and U.S. Bank National Association, or U.S. Bank, as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by the CB Funding and pledged as collateral under the Citi Credit Facility.

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd., or Helvetica Funding, entered into a debt financing facility with UBS AG, London Branch, or UBS, pursuant to which $150.0 million will be made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). Pricing under the facility is based on three-month LIBOR plus a spread of 3.90% per annum for the relevant period.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Liquidity and Capital Resources” for more information about these financing arrangements.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. For more information regarding the risks related to our use of leverage, see “Risk Factors — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth” and “Risk Factors — If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.”

Share Repurchase Program

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. Therefore, stockholders should expect to have limited ability to sell their shares.

On September 12, 2012, we conducted our first quarterly tender offer pursuant to our share repurchase program. We intend to conduct tender offers on a quarterly basis thereafter, and will offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in our best interests or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the 1940 Act. In months in which we repurchase common shares, we will conduct repurchases on the same date that we hold a semi-monthly closing for the sale of common shares in this follow-on offering. The offer to repurchase common shares is conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year. We have sought approval from the SEC to increase the maximum amount of repurchases annually from 10% to 20% of the weighted average number of shares outstanding in the prior calendar year but have yet to receive authorization to do so. We currently anticipate that we will offer to repurchase such shares on each date of repurchase at 92.5% of the public offering price at the date of repurchase. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. See “Share Repurchase Program” for more information.

Liquidity Strategy

The shares have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We may, but do not currently intend to, list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. Furthermore, shares transferred by investors may be transferred at a discount to our current NAV. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may explore or complete a liquidity event sooner or later than that time period. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or listing, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

On December 9, 2014, the Board considered certain matters in connection with a potential Listing. The Company currently expects that a Listing could occur within 12 months, provided that such Listing or other liquidity event could occur at such earlier or later time as the Board may determine, taking into consideration market conditions and other factors. In light of the potential for a Listing, at our Annual Meeting of Stockholders scheduled for Monday, June 15, 2015, certain changes to amend our charter and Investment Advisory and Management Services Agreement, or the Agreement, were proposed, which will only go into effect if a Listing occurs and immediately prior to such Listing. Specifically, with respect to the Agreement, the proposals would, among other things, (a) change the manner of calculating whether the “hurdle rate” is met (which would allow the hurdle rate to be met more quickly and would potentially increase the income incentive fee payable to the Adviser) (the “Hurdle Amendment”) (b) delete provisions required by the state “blue sky” guidelines, and (c) revise the term and termination provisions of the Agreement. For more information, please refer to “Liquidity Strategy” on page 175.

Investment Advisory Fees

Pursuant to our Investment Advisory Agreement, we will pay our Adviser a fee for its services consisting of two components — a management fee and an incentive fee. The management fee will be calculated at an annual rate of 1.5% of our average gross assets and will be payable quarterly in arrears.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income will be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature.

The second part of the incentive fee, referred to as the incentive fee on capital gains, shall be an incentive fee on capital gains earned on liquidated investments from the portfolio and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee shall equal 20.0% of our incentive fee capital gains, which shall equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

See “Investment Advisory and Management Services Agreement — Advisory Fees” for a description of the investment advisory fees payable to our Adviser pursuant to such agreement.

Administration

We have entered into a fund administration servicing agreement and a fund accounting servicing agreement with our Administrator, US Bancorp Fund Services, LLC. Our Administrator provides services such as accounting, financial reporting and compliance support necessary for us to operate. See “Administrative Services” for more information.

Conflicts of Interest

Our Adviser and certain of its affiliates have certain conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	Our Adviser and its affiliates must allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including the other programs sponsored by affiliates of AR Capital, as well as any programs that may be sponsored by such affiliates in the future;
•	Our Adviser and its affiliates serve or may serve as investment adviser to funds that operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those funds, the fulfillment of which might not be in the best interests of us or our stockholders. For example, our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. The 1940 Act prohibits us from making certain co-investments with affiliates unless we receive an order from the SEC permitting us to do so. We, our Adviser, and certain of our affiliates have submitted an exemptive application to the SEC for such an order but there can be no assurance that any such exemptive order will be obtained;
•	To the extent permitted by the 1940 Act and staff interpretations, our Adviser may determine it appropriate for us and one or more other investment accounts managed by our Adviser or any of its affiliates to participate in an investment opportunity. To the extent required, we will seek exemptive relief from the SEC to engage in co-investment opportunities with our Adviser and/or its affiliates. There can be no assurance that we will obtain such exemptive relief and if we are unable to obtain such relief, we may be excluded from such investment opportunities. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate;
•	The compensation payable by us to our Adviser will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, whether or not our stockholders receive distributions and may be based in part on the value of assets acquired with leverage;
•	Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our portfolio companies;
•	Our Adviser and affiliates of our Sponsor generally are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser and its affiliates; and
•	Since our dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent ongoing due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Reports to Stockholders

Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K are available on our website at www.BDCofAmerica.com at the end of each fiscal quarter and fiscal year, as applicable. These reports are also available on the SEC’s website at www.sec.gov.

Distributions

We intend to continue to declare and pay distributions on a monthly basis. Subject to the board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock.

From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this follow-on offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your investment rather than earnings or gains derived from our investment activities. See “Certain U.S. Federal Income Tax Considerations.” We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this follow-on offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all. BDCA Adviser waived a portion of its advisory fee and reimbursed certain fund expenses during 2012. These waived fees and reimbursed expenses reduced the amount of fund expenses, which effectively increased the amount of income available for distribution to shareholders.

We may fund our cash distributions to stockholders from any sources of funds available to us including expense payments from our Adviser that are subject to reimbursement to it as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. Prior to June 30, 2012, a substantial portion of our distributions resulted from expense support payments made by our Adviser that either have been reimbursed or are subject to reimbursement by us within three years from the date such payment obligations were incurred. The purpose of this arrangement could be to avoid such distributions being characterized as returns of capital for GAAP or tax purposes. Despite this, we may still have distributions which could be characterized as a return of capital for tax purposes. A return of capital is a return of a portion of a shareholder’s original investment in our common stock. However, during the three-month period ended March 31, 2014 and the years ended December 31, 2014, 2013 and 2012, $0 of our distributions was characterized as a return of capital for tax purposes. You should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. You should also understand that our future reimbursements of such expense support payments will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to make expense support payments in future periods. For the fiscal year ended December 31, 2012, if expense support payments of $266,000 were not made by our Adviser, approximately 4% percent of the distribution rate would have been a return of capital. No expense support payments were made by our Adviser in the fiscal year ended December 31, 2014 or in the period ended March 31, 2015.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to 90% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. Based on our current public offering price of $11.15 per share, shares purchased under the distribution reinvestment plan would be purchased at $10.04 per share. See “Distribution Reinvestment Plan.”

Taxation

We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally are not subject to corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our taxable earnings and profits. Even if we maintain our qualification as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Certain U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 405 Park Avenue, 14th Floor, New York, NY 10022. We maintain a website at www.BDCofAmerica.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this follow-on offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Business Development Corporation of America,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load to dealer manager(2)	10.00%
Offering expenses(3)	1.50%
Distribution reinvestment plan expenses(4)	—
Total stockholder transaction expenses	11.50%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Management fee(5)	2.21%
Incentive fees(6)(7)	0.92%
Interest payments on borrowed funds(8)	1.00%
Other expenses(9)	0.93%
Acquired fund fees and expenses(10)	0.17%
Total Annual Expenses(11)	5.23%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a selling commission of 7.0% and a dealer manager fee of 3.0% with respect to common stock sold by us in this follow-on offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)	$153	$229	$306	$497
You would pay the following expenses on a $1,000 investment, assuming 5% annual return from realized capital gains:	$162	$256	$350	$585

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following twelve months. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, participants in our distribution reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date, or at such price necessary to ensure that shares are not sold at a price that is below NAV. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

(1)	Amount assumes we sell $880.0 million worth of our common stock during the year ending December 31, 2015, which is the remainder of the shares registered in this offering, and also assumes we borrow funds equal to 50.0% of our net assets. Actual expenses will depend on the number of shares we sell in this follow-on offering and the amount of leverage we employ. As of December 31, 2014, we had net assets of approximately $1,533.8 million. Assuming we raise an additional $880.0 million during the twelve months ended December 31, 2015, we would receive net proceeds of approximately $778.8 million, resulting in estimated net assets of approximately $2,312.6 million, and average net assets of approximately $1,923.2 million (which amount assumes we borrow funds equal to 50% of our net assets). For example, if we are unable to raise $880.0 million during the year ending December 31, 2015, our expenses as a percentage of the offering price would be higher. There can be no assurance that we will sell $880.0 million worth of our common stock during the year ending December 31, 2015.
(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)	Amount reflects estimated offering expenses to be paid by us of up to $13.2 million if we raise $880.0 million in gross proceeds during the year ending December 31, 2015, including due diligence expenses associated therewith.
(4)	The expenses of administering our distribution reinvestment plan are included in “Other expenses.”
(5)	Our management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 1.5% of the average value of our gross assets. See “Investment Advisory and Management Services Agreement — Advisory Fees — Management Fees.”
(6)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to our Adviser during the following 12 months. However, the incentive fees payable to our Adviser are based on our performance and will not be paid unless we achieve certain performance targets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature.

The second part of the incentive fee, referred to as the incentive fee on capital gains, shall be an incentive fee on capital gains earned on liquidated investments from the portfolio and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee shall equal 20.0% of our incentive fee capital gains, which shall equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment adviser (but not pay) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment adviser if we were to liquidate our investment portfolio at such time. The amount in the table assumes that there will be no incentive fee on capital gains during operations and is based on the actual realized capital gains for the period from inception through March 31, 2015 and the unrealized appreciation of our investments as of such date and assumes that all such unrealized appreciation is converted to realized capital gains on such date. Such amounts are expressed as a percentage of the estimated average net assets of approximately $1,923.2 million for the twelve months ending December 31, 2015.

(7)	As noted above under “Liquidity Strategy,” the Hurdle Amendment was proposed at the Annual Meeting. The Hurdle Amendment, if approved by shareholders, would only go into effect should we elect to list our shares of common stock on a national securities exchange. The calculation of the income incentive fee under the Hurdle Amendment would allow the quarterly hurdle of 1.75% to be met more quickly because using “net assets” rather than “Adjusted Capital” as the basis of the calculation does not include dealer manager fees, selling commissions and organization and offering expenses.

Were the Amendment in effect for the year ending 2015, the gross income incentive fee payable under the Proposed Advisory Agreement would increase by $6,996,975. However, because our Adviser waives income incentive fees so that our dividend distributions are not in excess of our adjusted net investment income for the relevant period, this increase would be offset by a corresponding increase in the income incentive fees waived by our Adviser. Thus, the 0.92% estimate of incentive fees calculated under the existing investment advisory agreement are expected to be subject to a waiver of 0.12%, for net incentive fees of 0.80%, and the estimated 1.57% of incentive fees calculated under the proposed investment advisory agreement are expected to be subject to a waiver of 0.77%, for net incentive fees of 0.80%.

(8)	We may borrow funds to make investments, including before we have fully invested the initial proceeds of this follow-on offering. The costs associated with borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 50.0% of our net assets (including such borrowed funds) and that the annual interest rate on the amount borrowed is 3.0%. See “Prospectus Summary — Financing Arrangements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a discussion of the Credit Facilities. Our ability to incur additional leverage depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this follow-on offering.
(9)	Other expenses, including expenses incurred in connection with administering our business, are based on estimated amounts for the following twelve months. Such expenses include, but are not limited to, accounting, legal and auditing fees, fees payable to our independent directors and expenses relating to the Credit Facilities.
(10)	We have invested or intend to invest in securities of other private funds as a means of gaining exposure to desirable investments. The amount listed here is estimated for the current fiscal year and takes into account the extent we expect to invest in registered investment companies or business development companies. As of March 31, 2015, the private funds in which we had invested were hedge funds that invest in senior loans or other credit obligations, and we also had an existing investment in another business development company.
(11)	Our estimate of expenses is based upon selling $880.0 million worth of our common stock during the year ending December 31, 2015. If we were to sell less than $880.0 million worth of our common stock during the year ending December 31, 2015, the amount of annual expenses would be significantly higher.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

The dealer manager receives compensation and reimbursement for services relating to this follow-on offering, and we compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the management fee, the subordinated incentive fee on income, the incentive fee on capital gains during operations and the subordinated liquidation incentive fee are calculated, see “Investment Advisory and Management Services Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (101,100,000 shares of our common stock)(1)
	Fees to the Dealer Manager
Sales Load
Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected broker-dealers.	$78,908,550
Dealer manager fee(2)	3.0% of gross proceeds, of which up to 1.5% may be reallowed to selected broker-dealers.	$33,817,950
	Reimbursement to Our Adviser
Other organization and offering expenses(3)	We will reimburse our Adviser for the organizational and offering costs the Adviser incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee and the other organizational and offering expenses born by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be approximately 1.5% of the gross offering proceeds, if we use the maximum amount offered.	$16,908,975
	Investment Adviser Fees
Management fee	The management fee will be calculated at an annual rate of 1.5% of our average gross assets. The management fee will be payable quarterly in arrears, and shall be calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately prorated.	$16,908,975 (assuming our gross assets equal our maximum equity raise)

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (101,100,000 shares of our common stock)(1)
Subordinated Incentive Fee on Income(4)	The subordinated incentive fee on income will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income will be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to shareholders and amounts paid for share repurchases pursuant to our share repurchase program. We will pay the Adviser a subordinated incentive fee on income for each quarter as follows:	These amounts cannot be estimated since they are based upon the performance of the assets held by us.

•

No subordinated incentive fee on income shall be payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7.00% annualized, the “preferred return” on adjusted capital;

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (101,100,000 shares of our common stock)(1)

•

100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•

For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% (8.75% annualized), the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Incentive Fee on Capital Gains	The incentive fee on capital gains will be an incentive fee on capital gains earned on liquidated investments from the portfolio and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee shall equal 20.0% of our incentive fee capital gains, which shall equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held by us. The amount of any incentive fee on capital gains earned on liquidated investments will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.
Other Expenses
Other Operating Expenses	We will reimburse the expenses incurred by our administrator in connection with its provision of administrative services to us, including the compensation payable by our administrator to our chief financial officer and chief compliance officer and other administrative personnel of our administrator. We will not reimburse for personnel costs in connection with services for which our administrator receives a separate fee.	Actual expenses are dependent on actual expenses incurred and therefore cannot be estimated.

(1)	The dollar amount represents the amount of unsold securities from our initial public offering and adds the amount of additional securities registered in our follow-on offering. Assumes all shares are sold at $11.15 per share with no reduction in selling commissions or dealer manager fees.

(2)	Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and dealer manager fee do not exceed 10% of gross proceeds of the offering. The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan. In addition, we may reimburse our dealer manager for due diligence expenses included in detailed and itemized invoices.
(3)	The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of their employees, employees of their affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Adviser or affiliates. Our Adviser, or its affiliates, will be responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering.
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Adviser.

Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory and Management Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, our dealer manager and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS FOLLOW-ON OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our management, our business, and this follow-on offering.

Q:  What is a “BDC”?

A:  BDCs are closed-end management investment companies that elect to be treated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and, if certain requirements are met, may qualify to elect to be taxed as “regulated investment companies” for federal tax purposes.

Q:  What is a “RIC”?

A:  A RIC is an entity that has elected to be treated and qualifies as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of net short-term capital gain over net long-term capital loss. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. See “Certain U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:  Who will choose which investments to make?

A:  BDCA Adviser oversees the management of our investment activities and is responsible for making investment decisions with respect to our portfolio. All investment decisions made by our Adviser will require the approval of its investment committee which is led by Messrs. Budko and Grunewald. Sameer Jain also serves on the investment committee with Messrs. Budko and Grunewald and has limited voting rights with respect to investment decisions. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and will review the compensation we pay to our Adviser and determine whether the provisions of the Investment Advisory Agreement have been carried out.

Q:  What are the risks involved in making an investment in your shares in this offering?

A:  For a complete discussion of these risks, see “Risk Factors” beginning on page 35.

Q:  How does a “best efforts” offering work?

A:  When securities are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the offered securities. In this follow-on offering, broker-dealers will not have a firm commitment or obligation to purchase any of the shares of common stock we are offering.

Q:  How long will this follow-on offering last?

A:  This is a continuous offering of our shares as permitted by the federal securities laws. While we are permitted to continue this follow-on offering for up to three years from the effective date of this registration statement by filing post-effective amendments to this registration statement, which are subject to SEC review in order to sell the shares registered in this follow-on offering, we intend to stop accepting new investments in this follow-on offering on April 30, 2015, but subscriptions dated April 30, 2015 will be accepted for an additional sixty days only if shares remain available for issuance. Your ability to purchase shares and submit shares for repurchase will not be affected by the closing of this follow-on offering and the commencement of a new one. Generally, state registrations are for a period of one year. We may be required to discontinue selling shares in any state in which our registration is not renewed or otherwise extended annually prior to the closing of the offering.

Q:  Will I receive a stock certificate?

A:  No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:  Who can buy shares of common stock in this follow-on offering?

A:  In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Tennessee and Texas, see “Suitability Standards.”

Generally, you must purchase at least $1,000 in shares of our common stock. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Certain volume discounts may be available for large purchases. See “Plan of Distribution.” The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced.

Our affiliates may also purchase shares of our common stock. The selling commissions and the dealer manager fee that are payable by other investors in this follow-on offering will be reduced or waived for our affiliates.

Q:  How do I subscribe for shares of common stock?

A:  If you meet the net worth and suitability standards and choose to purchase shares in this follow-on offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A(1), and (2) pay for the shares at the time you subscribe. Alternatively, except for investors in Alabama, Arkansas, Maryland, Massachusetts or Tennessee, you may execute our multi-offering subscription agreement in the form attached hereto as Appendix A(2), which may be used to purchase shares in this follow-on offering as well as shares of other products distributed by our dealer manager; provided, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s). We reserve the right to reject any subscription in whole or in part. We expect to accept subscriptions and admit new stockholders at semi-monthly closings. Subscriptions will be accepted or rejected by us within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten (10) business days from the date the subscription is rejected.

Q:  Is there any minimum initial investment required?

A:  Yes. To purchase shares in this follow-on offering, you must make an initial purchase of at least $1,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this follow-on offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”?

Q:  Can I invest through my IRA, SEP or after-tax deferred account?

A:  Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:  How will the payment of fees and expenses affect my invested capital?

A:  The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.

Q:  Will the distributions I receive be taxable?

A:  Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our taxable income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to “qualified dividends” from U.S. corporations and certain qualified foreign corporations, such distributions may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to “qualified dividends” and, therefore, generally will not qualify for the preferential rate applicable to “qualified dividends.” Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly reported by us as “capital gain dividends” generally will be taxable to a U.S. stockholder as long-term capital gain that is currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

Q:  When will I get my detailed tax information?

A:  Each of our U.S. stockholders, as promptly as possible after the end of each calendar year will receive an Internal Revenue Form 1099 reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:  Are there any restrictions on the transfer of shares?

A:  No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We may, but do not intend to, list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.

Q:  Who can help answer my questions?

A:  If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or our dealer manager at:

Realty Capital Securities, LLC
Three Copley Place, Boston, MA 02116
1-877-373-2522
Attention: Investor Services
www.rcsecurities.com

SELECTED FINANCIAL DATA

	For the Three Months Ended March 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from May 5, 2010 (Inception) to December 31, 2010
Statement of operations data:
Investment income	$49,881	$138,281	$31,393	$6,914	$308	$—
Operating expenses
Total expenses	19,878	53,329	20,128	4,377	967	8
Less: Expense waivers and reimbursements from Adviser	3,534	1,335	1,827	1,877	818	—
Net expenses	16,344	51,994	18,301	2,500	149	8
Net investment loss attributable to noncontrolling interests	(12)	(68)	—	—	—	—
Net investment income (loss)	33,549	86,355	13,092	4,414	159	(8)
Net realized and unrealized gain (loss) on investments and total return swap	(2,771)	(3,767)	29,652	5,086	(22)	—
Net change in unrealized depreciation attributable to non-controlling interests	(166)	(660)	—	—	—	—
Net deferred income tax expense on unrealized appreciation of investments	511	(2,388)	—	—	—	—
Net increase (decrease) in net assets resulting from operations	$31,123	$79,540	$42,744	$9,500	$137	$(8)
Per share data:*
Net investment income (loss)	$0.21	$0.71	$0.36	$0.63	$0.74	$(0.35)
Net increase (decrease) in net assets resulting from operations	$0.19	$0.65	$1.17	$1.36	$0.64	$(0.35)
Distributions declared	$0.21	$0.87	$0.85	$1.06	$0.74	$—
Balance sheet data:
Total assets	$2,265,251	$2,187,942	$841,641	$186,877	$16,250	$1,177
Credit facilities payable	$608,712	$618,712	$132,687	$33,907	$5,900	$—
Total net assets	$1,613,073	$1,535,423	$627,903	$140,685	$8,207	$192
Other data:
Total return(1)	2.02%	7.63%	14.12%	15.19%	7.66%	(3.89)%
Number of portfolio company investments at year end(2)	—	110	83	39	34	—

*	Per share information for the year ended December 31, 2011 and for the period from May 5, 2010 (Inception) to December 31, 2010 have been adjusted to reflect a stock dividend of $0.05 per share declared on March 29, 2012.
(1)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the years ended December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011 includes the effect of expense waivers and reimbursements which equaled 0.11%, 0.51%, 2.35% and 27.64% respectively. For the period from May 5, 2010 (Inception) to December 31, 2010, there was no expense waiver or reimbursement. Total returns covering less than a full period are not annualized.
(2)	Inclusive of TRS Loans.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Disclosures made by American Realty Capital Properties, Inc. ("ARCP"), an entity previously sponsored by the Parent of our Sponsor may adversely affect our ability to raise substantial funds.

On October 29, 2014, ARCP announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made by ARCP personnel that were not corrected after being discovered, resulting in an overstatement of AFFO and an understatement of ARCP’s net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief accounting officer and its chief financial officer. ARCP’s former chief financial officer is one of the non-controlling owners of our Sponsor, who from May 2010 to February 2013 was our chief financial officer, and from August 2012 to October 2012 was also our chief compliance officer, but does not have a role in the management of our Sponsor or, since February 2013, our business. In December 2014, ARCP announced the resignation of its executive chairman, Nicholas S. Schorsch, who was also the chairman of our board of directors until his resignation on December 29, 2014. This individual is one of the controlling members of our Sponsor.

On March 2, 2015, ARCP announced the completion of its audit committee’s investigation and filed amendments to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, which are available at the internet site maintained by the SEC, www.sec.gov. According to these filings, these amendments corrected errors in ARCP’s financial statements and in its calculation of AFFO that resulted in overstatements of AFFO for the years ended December 31, 2011, 2012 and 2013 and the quarters ended March 31, 2013 and 2014 and June 30, 2014 and described certain results of its investigations, including matters relating to payments to, and transactions with, affiliates of our Sponsor and certain equity awards to certain officers and directors. In addition, ARCP disclosed that the audit committee investigation had found material weaknesses in ARCP’s internal control over financial reporting and its disclosure controls and procedures. ARCP also disclosed that the SEC has commenced a formal investigation, that the United States Attorney’s Office for the Southern District of New York contacted counsel for both ARCP’s audit committee and ARCP with respect to the matter and that the Secretary of the Commonwealth of Massachusetts has issued a subpoena for various documents.

Since the initial announcement in October 2014, a number of participating broker-dealers temporarily suspended their participation in the distribution of our follow-on offering. Although certain of these broker-dealers have reinstated their participation, we cannot predict the length of time the remaining temporary suspensions will continue or whether all participating broker-dealers will reinstate their participation in the distribution of our follow-on offering. As a result, our ability to raise substantial funds for the remainder of our follow-on offering may be adversely impacted.

In addition, certain of our officers and directors are named as defendants in litigation arising from positions they held at ARCP when these events occurred. These litigations, or others that may arise in connection with these events, may require significant management time and attention and take away from the time that certain of our officers and directors may devote to managing us.

Current market conditions have impacted debt and equity capital markets in the United States, and we do not expect these conditions to improve in the near future.

Since the third quarter of 2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved as stability has increased throughout the international financial system; however, there have been recent periods of volatility. While financial conditions have improved, economic activity has remained subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, which could limit our ability to grow our business, fully execute our business strategy and could decrease our earnings, if any. In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Recent United States (“U.S.”) debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Although U.S. lawmakers passed legislation to raise the federal debt ceiling, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+” in August 2011. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery will be effective. These developments and the government’s credit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, the decreased credit rating could create broader financial turmoil and uncertainty, which may exert downward pressure on the price of our common stock. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Future disruptions or instability in capital markets could negatively impact our ability to raise capital and have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Uncertainty with respect to the financial stability of the United States and several countries in the European Union (EU) could have a significant adverse effect on our business, financial condition and results of operations.

In August 2011, S&P’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+,” which was affirmed by S&P in June 2013. Moody’s and Fitch have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling, most recently until March 16, 2015. Further downgrades or warnings by S&P or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve has also indicated that it may raise interest raise interest rates as early as mid-2015. It is unclear what effect, if any, the end of quantitative easing and the Federal Reserves’ stated intentions to raise interest rates will have on the value of our investments or our ability to access the debt markets on favorable terms.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In January 2012, S&P’s Ratings Services lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, S&P’s Ratings Services further lowered its long-term sovereign credit rating for Spain. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

Unfavorable economic conditions or other factors may affect our ability to borrow for investment purposes, and may therefore adversely affect our ability to achieve our investment objective.

Unfavorable economic conditions or other factors could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

It is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the financial obligations to be held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, on September 28, 2012, recommendations for reforming the setting and governing of LIBOR were released, which are referred to as the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of S-5 statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, on March 25, 2013, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority’s regulation and supervision of LIBOR, which are referred to as the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013. It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.

We intend to declare distributions quarterly and pay distributions on a monthly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from our ongoing public offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this follow-on offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of this follow-on offering or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of distributions or year-to-year increases in distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. There can be no assurance that we will be able to sustain distributions at any particular level or at all.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of over-the-counter debt securities we hold, reducing our NAV through increased net unrealized depreciation.

Prior to the onset of the financial crisis, collateralized loan obligations, or CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of over-the-counter debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. Our Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s key professionals could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser’s investment professionals or their information and deal flow.

Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationship with investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Adviser has a conflict of interest in providing input to the board of directors in making the determination. We expect to value these securities quarterly at fair value as determined in good faith by our board of directors based on input from our Adviser and our audit committee. Our board of directors may utilize the services of an independent third-party valuation firm (such as CTS Capital Advisors, LLC) to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our NAV could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “Investment Objectives and Policies — Determination of NAV.”

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of our offerings, including this follow-on offering, and may use the net proceeds from our offerings in ways with which our stockholders may not agree or for purposes other than those contemplated at the time of our follow-on offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining such personnel employed by us. Currently, individuals employed by our Adviser and its affiliates perform management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Terrorist attacks, acts of war or natural disasters may impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunication outages;
•	natural disasters such as earthquakes, tornadoes and hurricanes;
•	disease pandemics;
•	events arising from local or larger scale political or social matters, including terrorist acts; and
•	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Cybersecurity breaches and other disruptions could compromise our and our Adviser’s information and expose us and our Adviser to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we and our Adviser store sensitive data, including our proprietary business information and that of our portfolio companies, and personally identifiable information of our directors, officers and other employees, in our and our Adviser’s data centers and networks. The secure processing, maintenance and transmission of this information is important to our and our Adviser’s operations and business strategy. Despite our security measures, our and our Adviser’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our and our Adviser’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, and damage our and our Adviser’s reputations, and cause a loss of confidence in us and our adviser’s products and services, which could adversely affect our business.

To the extent that our Adviser serves as a “joint bookrunner” in connection with the underwriting of a loan or other security to be acquired, it may be subject to underwriter liability under the federal securities laws. This liability can be managed principally through the exercise of due diligence regarding any such offering. In addition, if it acts as joint bookrunner for a loan or other securities offering and is not successful in syndicating the loan or offering, our Adviser may acquire a larger amount of the subject securities than it had planned, and it may be required to hold such loan or security for a longer period than it had anticipated.

It could be determined that our Adviser is serving as a joint bookrunner in connection with offerings of loans or other securities in connection with providing investment advisory services to us in connection with our ongoing operations and the management of our portfolio. A joint bookrunner is one of multiple lead managers of a securities issuance which syndicates the issuance of securities with other bookrunners and syndicate firms to lower the risk of selling the security for each syndicate member. In acting as a joint bookrunner, our Adviser may be required to perform due diligence on certain offerings before they are syndicated and sold, subjecting our Adviser to underwriter liabilities under federal securities laws in connection with the offer and sale of such securities. Furthermore, in leading an underwriting syndicate, our Adviser, in acting as a joint bookrunner, could be obligated to sell a large portion of an offering of securities should it be unable to put together a substantial enough underwriting syndicate, perhaps obligating it to hold such security for a longer period of time than it had originally anticipated. By being deemed a joint bookrunner, our Adviser would be obligated to perform duties for other issuers while still managing our portfolio, thus reducing the amount of time it allocates to us and subjecting it to liabilities and financial obligations.

We could potentially be involved in litigation arising out of our operations in the normal course of business.

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

Failure to qualify to do business in certain jurisdictions could increase our tax liability and harm our ability to enforce certain contracts.

We are currently qualified to do business in several states and may need to qualify to do business in certain others. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions.

Risks Related to our Adviser and its Affiliates

Our Adviser and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

Our Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and our Adviser to earn increased management fees.

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio. Interest payments prior to distribution increase our assets and therefore may result in increased compensation to the Adviser.

The Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement, our Adviser will not be under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received. In addition, interest payments (including payment-in-kind, or PIK, interest) prior to distribution increase our assets and therefore may increase the amount of base management fees and incentive fees payable to the Adviser.

Moreover, to the extent that we are required to recognize such interest income that has been accrued but not yet paid, in our taxable income, our payment of incentive fees to the Adviser on such income may make it difficult to meet (or may further amplify existing difficulties in meeting) the annual distribution requirement necessary to maintain RIC tax treatment under the Code. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Risk Factors — We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.”

The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted and we may face additional competition due to the fact that neither our Adviser nor its affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Affiliates and executive officers of the Adviser currently manage other investment entities, including BDCs, mutual funds and several public non-listed REITs, and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that the executive officers and individuals employed by our Adviser devote to us may be diverted, and during times of intense activity in other programs, they may devote less time and resources to our business than is necessary or appropriate.

Our fee structure may induce our Adviser to make speculative investments or incur debt.

The incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Adviser is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

There are significant potential conflicts of interest that could impact our investment returns.

We pay management and incentive fees to our Adviser and reimburse our Adviser for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

Our Adviser may seek to change the terms of the Investment Advisory Agreement, which could affect the terms of our Adviser’s compensation.

The Investment Advisory Agreement will automatically renew for successive annual periods if approved by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. Moreover, conflicts of interest may arise if our Adviser seeks to change the terms of the Investment Advisory Agreement, including, for example, the terms for compensation. While any material change to the Investment Advisory Agreement (other than a decrease in advisory fees) must be submitted to stockholders for approval under the 1940 Act, we may from time to time decide it is appropriate to seek stockholder approval to change the terms of the agreement.

Our Adviser can resign on 120 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Adviser has the right to resign under the Investment Advisory Agreement without penalty at any time upon 120 days’ written notice to us, whether we have found a replacement or not. If our Adviser resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the value of our securities may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

American National Stock Transfer, LLC, our affiliated transfer agent, has a limited operating history and a failure by our transfer agent to perform its functions for us effectively may adversely affect our operations.

Our transfer agent is a related party which was recently launched as a new business. The business was formed on November 2, 2012 and has not had any significant operations to date. On March 15, 2013, our transfer agent began providing certain transfer agency services for programs sponsored directly or indirectly by AR Capital, LLC. Because of its limited experience, there is no assurance that our transfer agent will be able to effectively provide transfer agency and registrar services to us. Furthermore, our transfer agent will be responsible for supervising third party service providers who may, at times, be responsible for executing certain transfer agency and registrar services. If our transfer agent fails to perform its functions for us effectively, our operations may be adversely affected.

Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. We may also be required to re-classify investments previously identified as qualifying assets as non-qualifying assets due to a change in the underlying business, a change in law or regulation, or for other reasons. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us either to dispose of investments at an inopportune time or to refrain from making additional investments to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sales could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility. We cannot voluntarily cease operating as a BDC without shareholder approval.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We have incurred leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders in general, as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is considered our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities (other than selling securities we issue) from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we are prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. Further, we may be prohibited from buying or selling any security from or to any portfolio company of, or co-investing with, a private equity fund managed by our Adviser without the prior approval of the SEC. We, our Adviser, and certain of our affiliates have submitted an exemptive application to the SEC to permit us to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be obtained. However, we will be permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares in our ongoing public offering will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In order to maintain our RIC status we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to pay distributions to our stockholders.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

We invest primarily in first and second lien senior secured loans and mezzanine debt and selected equity investments issued by middle market companies.

First and Second Lien Senior Secured Loans.  When we make senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Finally, applicable bankruptcy laws may adversely impact the timing and methods used by us to liquidate collateral securing our loans, which could adversely affect the collectability of such loans. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Mezzanine Debt.  Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of the entire investment.

These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.

Typically, the debt in which we will invest will not be initially rated by any rating agency. If such investments were rated, they may include securities that would be rated below investment grade. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Equity Investments.  We expect to make selected equity investments. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

More generally, investing in private companies involves a number of significant risks, including that they:

•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
•	have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and directors and employees of our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in first and second lien senior secured loans, mezzanine debt, preferred equity and common equity issued by middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure our directly-originated investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

Second priority liens on collateral securing our loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

A portion of our loans are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.

There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control our portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we may invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments, including controlling investments, in companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these puts rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest in corporate debt of middle market companies, including privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

The lack of liquidity in our investments may adversely affect our business.

We invest in companies whose securities are typically not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. We expect that our investments will generally be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment.

We may concentrate our investments in companies in a particular industry or industries.

In the event we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

Risks Relating to Debt Financing

At March 31, 2015, we had approximately $608.7 million of outstanding indebtedness under the Credit Facilities.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $2,300.0 million in total assets, (ii) a weighted average cost of funds of 2.42%, (iii) $760.0 million in debt outstanding (i.e., assumes that the full $760.0 million available to us under the Credit Facilities are drawn) and (iv) $1,540.0 million in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	—%	5%	10%
Corresponding return to stockholders(1)	(16.1%)	(8.7%)	(1.2%)	6.3%	13.7%

(1)	In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our March 31, 2015 total assets of at least 0.8%.

As of March 31, 2015, the Wells Fargo Credit Facility provided for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term that extends through April 26, 2018, the Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million on a committed basis, with a term of 36 months, and the Citi Credit Facility provided for borrowings in an aggregate principal amount of up to $400 million on a committed basis. In connection with entering into the Wells Fargo Credit Facility, we completely repaid the revolving credit facility we had with Main Street Capital Corporation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information about these financing arrangements.

We have entered into revolving credit facilities with Citi, Deutsche Bank and Wells Fargo that contain various covenants which, if not complied with, could accelerate repayment under the Credit Facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

The agreements governing certain of our and our special purpose financing subsidiaries’ financing arrangements require us and our subsidiaries to comply with certain financial and operational covenants. These covenants require us and our subsidiaries to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders’ equity. Compliance with these covenants depends on many factors, some of which are beyond our and their control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized depreciation in our and our subsidiaries’ portfolio may increase in the future and could result in non-compliance with certain covenants, or our taking actions which could disrupt our business and impact our ability to meet our investment objectives. For example, the agreements governing one or more of our credit facilities require applicable SPV to comply with certain operational covenants, including maintaining eligible assets with an aggregate value equal to or exceeding a specified multiple of the borrowings under the credit facility, and a decline in the value of assets owned by the SPV could result in our being required to contribute additional assets to SPV.

There can be no assurance that we and our subsidiaries will continue to comply with the covenants under our financing arrangements. Failure to comply with these covenants could result in a default which, if we and our subsidiaries were unable to obtain a waiver from the debt holders, could accelerate repayment under any or all of our and their debt instruments and thereby force us to liquidate investments at a disadvantageous time and/or at a price which could result in losses, or allow our lenders to sell assets pledged as collateral under our financing arrangements in order to satisfy amounts due thereunder. These occurrences could have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for a more detailed discussion of the terms of debt financings.

Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Because we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the NAV attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

Pending legislation may allow us to incur additional leverage.

As a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Legislation introduced in the U.S. House of Representatives, if it becomes law, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%.

Changes in interest rates may affect our cost of capital and net investment income.

Since we use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income.

We are subject to risks associated with our debt securitization/repurchase agreement financing facility.

On April 7, 2015, the Company and our wholly-owned, special-purpose financing subsidiary, BDCA Helvetica Funding, Ltd., or Helvetica Funding, entered into a debt securitization and repurchase agreement financing facility with UBS AG, London Branch, or UBS, pursuant to which up to $150 million was made available to us to fund investments and for other general corporate purposes. The financing transaction with UBS is structured initially as a debt securitization by Helvetica Funding, referred to herein as the Debt Securitization, and is followed by a repurchase transaction between the Company and UBS, referred to herein as the Repurchase Transaction and, collectively with the Debt Securitization, the UBS Facility. Generally, under the Debt Securitization, the Company transfers existing loan investments to Helvetica Funding, which is established solely for the purpose of holding income producing assets and related investments, referred to herein collectively as Loan Assets, and issuing debt secured by Loan Assets. The Company completes the borrowing by receiving all of the notes issued by Helvetica Funding, transferring all such notes to UBS under a repurchase agreement between the Company and UBS and receiving cash from UBS under such Repurchase Transaction.

Pursuant to the Debt Securitization, Loan Assets in our portfolio may be sold and/or contributed by us from time to time to Helvetica Funding pursuant to a master loan purchase agreement, dated as of April 7, 2015, between us and Helvetica Funding, or the Loan Purchase Agreement, and the terms of other transaction documents for the Debt Securitization, referred to herein as the Transaction Documents. The Loan Assets held by Helvetica Funding will secure the obligations of Helvetica Funding under the notes issued by Helvetica Funding, or the Notes, on April 7, 2015, or the Closing Date, pursuant to an indenture, dated as of April 7, 2015, or the Indenture, with U.S. Bank, as trustee. Pursuant to the Indenture, the aggregate principal amount of Notes that may be issued by Helvetica Funding is $300 million. On the Closing Date, the Company purchased all of the Notes issued by Helvetica Funding at a purchase price equal to their par value. All principal and any unpaid interest on the Notes will be due and payable on the stated maturity date of April 7, 2025. The Notes do not have a stated interest rate. Instead, after payment of administrative fees and expenses under the Indenture, interest on the Notes is paid from and to the extent of any remaining interest payments received on the Loan Assets. Principal payments received on the Loan Assets are either invested in eligible investments under the Indenture, available to be used for redemption of the Notes or utilized to acquire additional Loan Assets securing the Notes. Pursuant to the Transaction Documents, on the Closing Date the Company made an equity investment in Helvetica Funding in an amount equal to $100,000. The Company is required under the Transaction Documents to invest additional amounts from time to time to pay administrative costs and expenses under the Transaction Documents whenever the balance of funds available is or, after giving effect to a payment, will be less than $100,000.

The Company, in turn, has entered into a Repurchase Transaction with UBS pursuant to the terms of a global master repurchase agreement and related annex, dated as of March 31, 2015, and the related confirmation thereto, dated as of the Closing Date, collectively the Repurchase Agreement. Pursuant to the Repurchase Agreement, on the Closing Date UBS purchased the Notes held by the Company for an aggregate purchase price equal to 50% of the principal amount of Notes. Under the Repurchase Agreement, the maximum outstanding principal amount of the Notes that may be purchased at the 50% discount is $300 million and the maximum outstanding purchase price under the Repurchase Agreement is $150 million. The scheduled repurchase date under the Repurchase Agreement is April 7, 2018, or the Scheduled Repurchase Date. Under the terms of the Repurchase Agreement, the Company is required at all times to maintain overcollateralization for the repurchase obligations at a rate equal to two times the aggregate outstanding purchase price. Overcollateralization is maintained through margin call provisions in the Repurchase Agreement. Margin calls may not be made on the Company until the margin deficit initially exceeds 10% of the aggregate outstanding principal amount of the Notes and, thereafter, margin calls may be made on the Company anytime the margin deficit exceeds 5% of the aggregate outstanding principal amount of the Notes. Under the Repurchase Agreement, the Company is entitled to receive all interest payments and all redemption payments on the Notes. However, the Company is obligated to pay UBS a monthly transaction fee. Until the Company’s obligations under the Repurchase Agreement are satisfied, UBS is entitled to exercise all voting rights with respect to the Notes. There are mandatory and voluntary prepayment provisions in the Repurchase Agreement. A mandatory prepayment event occurs if there is an event of default and acceleration under the Transaction Documents related to Helvetica Funding or UBS is subject to a regulatory event and exercises its option to require an early repurchase date. The Company may also voluntarily prepay the outstanding purchase price under the Repurchase Agreement in whole or in part but only to the extent there has been a redemption of the Notes and such voluntary prepayment is limited to 50% of the redemption amount. Any mandatory prepayment (other than a UBS regulatory event) and any voluntary prepayment requires the payment by the Company of a breakage fee, or Breakage Fee, equal to the present value of the transaction fee payable to UBS from the prepayment date to the Scheduled Repurchase Date.

See“Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—UBS Financing” for a more detailed discussion of the terms of this debt securitization facility.

As a result of this UBS Facility, we are subject to certain risks, including those set forth below.

Our equity investment in Helvetica Funding is subordinated to the debt obligations of Helvetica Funding.

Any dividends or other payments in respect of our equity interest in Helvetica Funding are subordinated in priority of payment to the Notes. In addition, Helvetica Funding is subject to certain payment restrictions set forth in the Indenture in respect of our equity interest.

We will receive cash distributions based on our investment in Helvetica Funding only if and when the Notes are paid in full. We cannot assure you that distributions on the Loan Assets held by Helvetica Funding will be sufficient to make any distributions to us or that the yield on our investment in Helvetica Funding will meet our expectations.

Our equity investment in Helvetica Funding is unsecured and ranks behind all of the creditors, known or unknown, of Helvetica Funding, including the holders of the Notes. Consequently, if the value of Helvetica Funding's Loan Assets decrease as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the Loan Assets, prepayments, changes in interest rates generally and/or other market or industry factors, the value of our equity investment in Helvetica Funding could be reduced. Accordingly, our investment in Helvetica Funding may not produce a profit and may be subject to a loss in an amount up to the entire amount of such equity investment.

In addition, if the value of Helvetica Funding's Loan Assets decrease and Helvetica Funding is unable to make any required payments under the Indenture, the Repurchase Agreement and/or other Transaction Documents, the Company may, in turn, be required to contribute additional capital contributions to Helvetica Funding, satisfy margin calls under the Repurchase Agreement, sell or dispose of Loan Assets and/or contribute additional Loan Assets to the Debt Securitization.

Our equity investment in Helvetica Funding has a high degree of leverage.

The maximum aggregate principal amount of Notes permitted to be issued by Helvetica Funding under the Indenture is $300 million. Our current equity investment in Helvetica Funding is $100,000. The market value of our equity investment in Helvetica Funding may be significantly affected by a variety of factors, including changes in the market value of the Loan Assets held by Helvetica Funding, changes in distributions on the assets held by Helvetica Funding, defaults and recoveries on those Loan Assets, capital gains and losses on those Loan Assets, prepayments on those Loan Assets and other risks associated with those Loan Assets. Our investment in Helvetica Funding may not produce a profit and may be subject to a loss in an amount up to the entire amount of such equity investment. The leveraged nature of our equity investment may magnify the adverse impact of any loss on our equity investment.

The interests of UBS, as the holder of the Notes, may not be aligned with our interests, and we will not have control over remedies in respect of the Notes.

The Notes rank senior in right of payment to any equity securities issued by Helvetica Funding. As a result, there are circumstances in which the interests of UBS, as the holder of the Notes, may not be aligned with our interests. For example, under the terms of the Notes, UBS has the right to receive payments of principal and interest prior to Helvetica Funding making any distributions or dividends to holders of its equity securities.

For as long as the Notes remain outstanding, UBS has the right to act in certain circumstances with respect to the portfolio of Loan Assets that secure the obligations of Helvetica Funding under the Notes in ways that may benefit their interests but not ours, including by exercising remedies or directing the Indenture trustee to declare events of default under or accelerate the Notes in accordance with the terms of the Indenture. UBS has no obligation to consider any possible adverse effect that actions taken may have on our equity interests. For example, upon the occurrence of an event of default with respect to the Notes, the trustee, which is currently U.S. Bank, may declare the outstanding principal amount of all of the Notes, together with any accrued interest thereon, to be immediately due and payable. This would have the effect of accelerating the outstanding principal amount of the Notes and triggering a repayment obligation on the part of Helvetica Funding. Helvetica Funding may not have proceeds sufficient to make required payments on the Notes and make any distributions to us. Any failure of Helvetica Funding to make distributions on the equity interests we hold could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all.

Helvetica Funding’s Loan Assets may fail to meet certain eligibility criteria and/or become defaulted assets, which would have an adverse effect on us.

The Loan Assets must at all times satisfy certain loan eligibility criteria set forth in the Indenture and certain other eligibility criteria and portfolio concentration limits set forth in the Repurchase Agreement. If any such eligibility criteria is not satisfied under the Indenture or a Loan Asset becomes a defaulted obligation, the Loan Asset must be removed from the collateral and sold. In addition, if any such event occurs under the Indenture, or the eligibility criteria or portfolio concentration limits set forth in the Repurchase Agreement are not satisfied, the market value of any such Loan Asset is treated as zero under the Repurchase Agreement. If the market value of a Loan Asset is zero, it will likely result in a margin call under the Repurchase Agreement if the threshold amount is satisfied. We may be required to contribute additional Loan Assets to Helvetica Funding, sell or dispose of assets or make additional borrowings to satisfy the obligations under the Indenture and Repurchase Agreement. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all.

The market value of the Loan Assets may decline causing us to commit additional capital in order to meet certain margin posting, which would have an adverse effect on the timing of payments to us.

If at any time during the term of the UBS Facility the market value of the Notes (measured by reference to the market value of Helvetica Funding's portfolio of Loan Assets and other collateral) declines and is less than the required margin amount under the Repurchase Agreement and such deficiency exceeds the applicable threshold, we will be required to post cash collateral with UBS to correct such deficiency. In such event, in order to satisfy this requirement, we may be required to contribute additional Loan Assets to Helvetica Funding, sell or dispose of assets or make additional borrowings. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all.

Restructurings of investments held by Helvetica Funding, if any, may decrease their value and reduce the value of our equity interest in Helvetica Funding.

As collateral manager, subject to certain material actions that require the consent of UBS, we have authority to direct and supervise the investment and reinvestment of the Loan Assets held by Helvetica Funding, which may require from time to time the execution of amendments, waivers, modifications and other changes to the investment documentation in accordance with the related investment management agreement we have entered into with Helvetica Funding. During periods of economic uncertainty and recession, the necessity for amendments, waivers, modifications and restructurings of investments may increase. Such amendments, waivers, modifications and other restructurings may change the terms of the investments and, in some cases, may result in Helvetica Funding holding Loan Assets that do not meet certain specified criteria for the investments made by it, and also could adversely impact the market value of such investments and thereby the market value of the Notes, which in turn could adversely impact the ability of the Company to meet margin calls. Any amendment, waiver, modification or other restructuring that affects the market value of the Loan Assets underlying the Notes, and therefore reduces our ability to meet margin calls under the Repurchase Agreement, will make it more likely that Helvetica Funding will need to retain assets, including cash, to increase the market value of the assets underlying the Notes and for us to post cash collateral with UBS in an amount equal to the related margin deficit after giving effect to the applicable threshold. Any such use of cash by Helvetica Funding would reduce distributions available to us or delay the timing of distributions to us.

We may not receive cash from Helvetica Funding.

We receive cash from Helvetica Funding only to the extent that Helvetica Funding makes distributions to us. Helvetica Funding may make distributions to us, in turn, only to the extent permitted by the Indenture. The Indenture generally provides that distributions by Helvetica Funding may not be made unless all amounts then due and owing with respect to the Notes have been paid in full. If we do not receive cash from Helvetica Funding, we may be unable to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all. We also could be forced to sell investments in our portfolio at less than their fair value in order to continue making such distributions.

We are subject to the credit risk of UBS.

If UBS fails to sell the Notes back to us at the end of the applicable period, our recourse will be limited to an unsecured claim against UBS for the difference between the value of such Notes at such time and the net amount that would be owing by us to UBS had UBS performed under the UBS Facility. The ability of UBS to satisfy such a claim will be subject to UBS's creditworthiness at that time.

No market for the resale of the Notes exists.

If the Company is the holder of the Notes, no market for resale of the Notes exists. The Notes are highly illiquid, not suitable for short-term trading, no secondary market may develop and the Notes are a highly-leveraged investment in a portfolio consisting primarily of Loan Assets, which may expose the Notes to disproportionately large losses.

Payments on the Notes depend on the performance of the Loan Asset portfolio.

Payments on the Notes are not guaranteed, but are dependent on the performance of the Loan Assets and other assets or investments held by Helvetica Funding. Due to the structure of the transaction and the performance of the Loan Assets and other assets or investments held by Helvetica Funding, it is possible that payments on the Notes may be deferred, reduced or eliminated entirely. The holders of the Notes are not entitled to a stated return on their investment and Helvetica Funding will have no significant assets other than the Loan Assets, and payments on the Notes will be payable solely from and to the extent of the available proceeds from the Loan Assets and other assets of Helvetica Funding, in accordance with the priority of payments established under the Indenture. If the payments on the Notes are insufficient or non-existent, it will impact the Company’s ability to pay the amounts owed by the Company under the Indenture, the Repurchase Agreement and other Transaction Documents. In such event, in order to satisfy the payment obligations, we may be required to contribute additional Loan Assets to Helvetica Funding, sell or dispose of assets or make additional borrowings. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all.

Events of Default by the Company or Helvetica Funding may result in the sale of the Loan Asset portfolio at prices less than fair market value.

An event of default by the Company under the Repurchase Agreement is an event of default under the Indenture and other Transaction Documents. Likewise, an event of default by the Helvetica Funding under the Indenture results in an event of default under the Transaction Documents and a mandatory repayment of the aggregate outstanding purchase price by the Company under the Repurchase Agreement, which repurchase requires payment by the Company of the Breakage Fee. A default by the Company under the Indenture can also result in an event of default under the Transaction Documents. Upon the occurrence of any of these events of default and the acceleration of the indebtedness under the Indenture, the portfolio of Loan Assets is required to be sold or disposed of in accordance with the Indenture. If the Loan Assets are sold under these circumstances due to any such defaults, the value of the Loan Assets may be sold for less than fair market value. As a result, we may be required to contribute additional capital to Helvetica Funding, sell or dispose of assets or make additional borrowings to satisfy the obligations under the Indenture, the Repurchase Agreement and the other Transaction Documents. This could have a material adverse effect on our business, financial condition, results of operations and cash flows, and may result in our inability to make distributions to our shareholders in amounts sufficient to maintain our qualification as a RIC, or at all.

Risks Relating to this Follow-On Offering and Our Common Stock

Investors will not know the public offering price at the time they submit their subscription agreements and could pay a premium for their shares of common stock should we determine to increase the public offering price of our common stock in the event of an increase in our NAV.

The public offering price at which you purchase shares will be reviewed by the board of directors as of each semi-monthly closing to ensure that shares are not sold at a price by which our NAV exceeds 90.0% of our public offering price. Additionally, with each semi-monthly closing, we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. See “Plan of Distribution.” As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

The shares sold in this follow-on offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this follow-on offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage, which may include further follow-on offerings after completion of this follow-on offering. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its duties to us, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in our best interests, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this follow-on offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

You should also be aware that shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV may decline.

Because the dealer manager is an affiliate of our Adviser you will not have the benefit of an independent review of the prospectus customarily performed in underwritten offerings.

Our dealer manager is an affiliate of our Adviser and will not make an independent review of us or this follow-on offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this follow-on offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this follow-on offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of this follow-on offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to publicly traded companies.

The dealer manager in this follow-on offering has limited experience selling shares on behalf of a BDC and may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective.

The success of this follow-on offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our dealer manager to establish and maintain a network of licensed securities brokers-dealers and other agents. Our dealer manager has limited experience selling shares on behalf of a BDC. There is therefore no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a diversified portfolio of investments. If our dealer manager fails to perform, we may not be able to raise adequate proceeds through this follow-on offering to implement our investment strategy. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.

Our dealer manager signed a Letter of Acceptance, Waiver and Consent with FINRA; any further action, proceeding or litigation with respect to the substance of the Letter of Acceptance, Waiver and Consent could adversely affect this follow-on offering or the pace at which we raise proceeds.

In April 2013, our dealer manager received notice and a proposed Letter of Acceptance, Waiver and Consent, or AWC, from FINRA, the self-regulatory organization that oversees broker dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, our dealer manager submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, our dealer manager consented to the imposition of a censure and a fine of $60,000.

To the extent any action would be taken against our dealer manager in connection with the above AWC, our dealer manager could be adversely affected, which could affect our ability to raise capital.

On September 12, 2012, we began to offer to repurchase shares pursuant to our share repurchase program on a quarterly basis. As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

We conducted our first quarterly tender offer pursuant to our share repurchase program on September 12, 2012, and we intend to continue making tender offers to allow you to tender your shares on a quarterly basis. The share repurchase program includes numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan; at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, unless we receive approval from the SEC to increase this amount to 20.0% annually; (3) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $1,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year.

Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in the quarterly reports mentioned above or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During our ongoing follow-on offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we intend to implement a share repurchase program, we have discretion to not repurchase your shares, to suspend the program, and to cease repurchases. Further, the program has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in this follow-on offering. As a result, to the extent you have the ability to sell your shares to us as part of our periodic share repurchase program, the price at which you may sell your shares may be lower than what you paid in connection with your purchase of shares in this follow-on offering.

In addition, in the event you choose to participate in our periodic share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the repurchase price per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act, including among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this follow-on offering do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this follow-on offering, our board of directors may elect to sell additional shares in this or any further follow-on public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our Adviser. To the extent we issue additional equity interests after your purchase in this follow-on offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the

Maryland General Corporation Law, or MGCL, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting us from the Control Share Acquisition Act under the MGCL any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval. As a result, there can be no assurance that such provision will not be amended or eliminated at any time in the future. However, the SEC staff has taken the position that, under the 1940 Act, an investment company may not avail itself of the Control Share Acquisition Act. As a result, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the MGCL, specified “business combinations,” including mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any of the specified business combinations must be approved by two super majority votes of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares.

Under the MGCL, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three independent directors to be subject to certain corporate governance provisions notwithstanding any contrary provision in the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing to be subject to any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for you to sell your shares.

We intend to explore a potential liquidity event for our stockholders between five to seven years following the completion of our offering stage. We expect that our board of directors, in the exercise of the requisite standard of care applicable to directors under Maryland law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. However, there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to our share repurchase program which we have no obligation to maintain.

Federal Income Tax Risks

We may be subject to corporate-level U.S. federal income taxes if we fail to maintain our qualification as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from distributions, interest, gains from the sale of stock or securities or similar sources.
•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute to stockholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

You may receive shares of our common stock as distributions which could result in adverse tax consequences to you.

In order to satisfy the annual distribution requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in shares of our common stock instead of in cash, provided that stockholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain rulings by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many stockholders elect to receive their distributions in cash, each stockholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in shares of our common stock. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in shares of our common stock.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our DRIP, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the fair market value of our common stock that you received to the extent such amount was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution equal to some of our expenses and may be limited in your ability to deduct such expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	the adequacy of our cash resources and working capital;
•	the timing of cash flows, if any, from the operations of our portfolio companies:
•	our repurchase of shares;
•	actual and potential conflicts of interest with our Adviser and its affiliates;
•	the dependence of our future success on the general economy and its effect on the industries in which we invest;
•	the ability to qualify and maintain our qualification as a RIC and a BDC; and
•	the impact on our business of Dodd-Frank and the rules and regulations issued thereunder.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors,” some of which also appear elsewhere in this prospectus. Examples of factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

ESTIMATED USE OF PROCEEDS

Use of Proceeds

We intend to use substantially all of the proceeds from this follow-on offering, net of expenses, to make investments in middle market companies in accordance with our investment objective and using the strategies described in this prospectus.

There can be no assurance that we will be able to sell all of the shares we are presently offering. If we sell only a portion of the shares offered hereby, we may be unable to achieve our investment objective. We will continue to invest offering proceeds in accordance with our business strategy. See the section entitled “Investment Objectives and Policies — Business Strategy.”

Pending the deployment of proceeds received in this follow-on offering, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other short-term securities consistent with our status as a BDC and our election to be taxed as a RIC, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this follow-on offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus.

The table below sets forth our estimates of how we intend to use the gross proceeds from this follow-on offering. Information is provided assuming that we sell the maximum number of shares registered in this follow-on offering, or 101,100,000 shares of our common stock. We intend to use substantially all of the proceeds from this follow-on offering, net of expenses, to make investments in middle market companies in accordance with our investment objective. The remainder may be used for operating expenses, distributions to stockholders and for general corporate purposes. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in this follow-on offering.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments.

Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Maximum Offering
	Amount	%
Gross Proceeds	$1,127,265,000	100.0%
Less:
Selling Commission	$78,908,550	7.0%
Dealer Manager Fee	$33,817,950	3.0%
Offering Expenses(1)	$16,908,975	1.5%
Net Proceeds/Amount Available for Investments(2)	$997,629,525	88.5%

(1)	Our Adviser or its affiliates will be responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.
(2)	The North American Securities Administrators Association, or NASAA, Omnibus Guidelines require that organizational and offering expenses plus any type of acquisition fees, acquisition commissions or acquisition expenses be limited, in the aggregate, to 18% of the proceeds and that at least 82% of proceeds be invested in portfolio investments.

DISTRIBUTIONS

We declared our first distribution on June 23, 2011. Our board of directors intends to continue to declare and pay distributions monthly, subject to the board of directors’ discretion and applicable legal restrictions. We will calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and the stockholder’s distributions will begin to accrue on the date we accept their subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this follow-on offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of a portion of a shareholder’s original investment in our common stock. No portion of the distributions paid during the three months ended March 31, 2015 or the years ended December 31, 2014, December 31, 2013 or December 31, 2012 represented a return of capital for tax purposes.

We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this follow-on offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level. BDCA Adviser waived a portion of its advisory fee and reimbursed certain fund expenses during 2012, 2013 and 2014. These waived fees and reimbursed expenses reduced the amount of fund expenses, which effectively increased the amount of income available for distribution to shareholders.

From time to time and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We will consider whether we should avoid certain excise taxes imposed on RICs and if we choose to do so, we will distribute, or seek to be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gain in excess of capital loss for the calendar year and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Certain U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” DRIP for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the DRIP so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

The following table reflects the cash distributions per share that we have paid on our common stock through April 1, 2015:

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2011:
September 30, 2011	October 3, 2011	$0.07	$13	$13	$26
October 31, 2011	November 1, 2011	0.07	20	14	34
November 30, 2011	December 1, 2011	0.06	25	17	42
December 31, 2011	January 3, 2012	0.06	35	21	56
			$93	$65	$158
2012:
January 31, 2012	February 1, 2012	$0.06	$47	$26	$73
February 29, 2012	March 1, 2012	0.06	80	34	114
March 31, 2012	April 2, 2012	0.06	118	48	166
April 30, 2012	May 1, 2012	0.06	157	65	222
May 31, 2012	June 1, 2012	0.07	289	91	380
June 30, 2012	July 2, 2012	0.06	313	113	426
July 31, 2012	August 1, 2012	0.07	361	146	507
August 31, 2012	September 4, 2012	0.07	394	173	567
September 30, 2012	October 1, 2012	0.06	429	203	632
October 31, 2012	November 1, 2012	0.07	505	247	752
November 30, 2012	December 3, 2012	0.07	612	287	899
December 17, 2012	December 27, 2012	0.09	917	462	1,379
December 31, 2012	January 2, 2013	0.07	682	341	1,023
			$4,904	$2,236	$7,140
2013:
January 31, 2013	February 1, 2013	$0.07	$787	$395	$1,182
February 28, 2013	March 1, 2013	0.06	797	408	1,205
March 31, 2013	April 1, 2013	0.07	1,008	525	1,533
April 30, 2013	May 1, 2013	0.07	1,098	590	1,688
May 31, 2013	June 3, 2013	0.07	1,276	755	2,031
June 30, 2013	July 1, 2013	0.07	1,396	893	2,289
July 31, 2013	August 1, 2013	0.07	1,608	1,071	2,679
August 31, 2013	September 2, 2013	0.07	1,764	1,285	3,049
September 30, 2013	October 1, 2013	0.07	1,868	1,408	3,276
October 31, 2013	November 1, 2013	0.07	2,092	1,673	3,765
November 30, 2013	December 2, 2013	0.07	2,225	1,799	4,024
December 31, 2013	January 2, 2014	0.07	2,504	2,074	4,578
			$18,423	$12,876	$31,299
2014:
January 31, 2014	February 4, 2014	$0.07	$2,717	$2,317	$5,034
February 28, 2014	March 3, 2014	0.06	2,751	2,399	5,150
March 31, 2014	April 1, 2014	0.07	3,499	3,197	6,696
April 30, 2014	May 1, 2014	0.07	3,816	3,610	7,426
May 30, 2014	June 2, 2014	0.07	4,383	4,244	8,627
June 30, 2014	July 1, 2014	0.07	4,584	4,533	9,117
July 31, 2014	August 1, 2014	0.07	5,029	4,986	10,015
August 29, 2014	September 1, 2014	0.07	5,160	5,097	10,257
September 30, 2014	October 2, 2014	0.07	5,198	5,120	10,318
October 31, 2014	November 3, 2014	0.07	5,550	5,510	11,060
November 30, 2014	December 2, 2014	0.07	5,529	5,483	11,012
December 31, 2014	January 2, 2015	0.07	5,852	5,735	11,587
			$54,068	$52,231	$106,299
2015:
January 31, 2015	February 4, 2015	0.07	5,943	5,797	11,740
February 28, 2015	March 2, 2015	0.07	5,521	5,235	10,756
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
			$17,729	$16,930	$34,659
			$95,217	$84,338	$179,555

The table below shows changes in our offering price and distribution rates since the commencement of our initial public offering.

Announcement Date	New Public Offering Price	Effective Date	Daily Distribution Amount per share	Annualized Distribution Rate
November 14, 2011	$10.26	November 16, 2011	$0.002221920	7.90%
May 1, 2012	$10.44	June 1, 2012	$0.002215850	7.75%
August 14, 2012	$10.50	September 4, 2012	$0.002246575	7.81%
September 24, 2012	$10.60	October 16, 2012	$0.002246575	7.74%
October 15, 2012	$10.70	November 1, 2012	$0.002273973	7.76%
February 5, 2013	$10.80	February 18, 2013	$0.002293151	7.75%
February 25, 2013	$10.90	March 1, 2013	$0.002314384	7.75%
April 3, 2013	$11.00	April 16, 2013	$0.002335616	7.75%
August 15, 2013	$11.10	August 16, 2013	$0.002356849	7.75%
October 29, 2013	$11.20	November 1, 2013	$0.002378082	7.75%

On May 28, 2015, our board of directors authorized a decrease in the public offering price of our common stock from $11.20 to $11.15 per share for subscriptions accepted since April 16, 2015.

In addition, on December 20, 2012, we announced that, pursuant to the authorization of our board of directors, we declared a special cash distribution equal to $0.0925 per share, to be paid to stockholders of record at the close of business on December 17, 2012, payable on December 27, 2012. This special cash distribution was paid exclusive of, and in addition to, our monthly distribution.

Further, we announced on April 4, 2012 that, pursuant to the authorization of our board of directors, we declared a special common stock distribution equal to $0.05 per share, to be paid to stockholders of record at the close of business May 1, 2012, payable on May 2, 2012. Accordingly, stockholders received 0.0049 of a share of our common stock for every share of common stock held as of the close of business on May 1, 2012. This special distribution was paid exclusive of and in addition to the regular cash distributions paid to our stockholders.

We may fund our cash distributions to stockholders from any sources of funds available to us including expense payments from our Adviser that are subject to reimbursement to it as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. Prior to June 30, 2012, a substantial portion of our distributions resulted from expense support payments made by our Adviser that either have been reimbursed or are subject to reimbursement by us within three years from the date such payment obligations were incurred. The purpose of this arrangement could be to avoid such distributions being characterized as returns of capital for GAAP or tax purposes. Despite this, we may still have distributions which could be characterized as a return of capital for tax purposes. A return of capital is a return of a portion of a shareholder’s original investment in our common stock. However, during the three-month period ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, $0 of our distributions was characterized as a return of capital for tax purposes. You should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. You should also understand that our future reimbursements of such expense support payments will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to make expense support payments in future periods. For the fiscal year ended December 31, 2012, if expense support payments of $266,000 were not made by our Adviser, approximately 4% percent of the distribution rate would have been a return of capital. No expense support payments were made by our Adviser in the fiscal year ended December 31, 2014.

During the year ended December 31, 2014, total distributions declared to common stockholders were $106.3 million, inclusive of $52.2 million of distributions issued under the DRIP.

Our charter provides that, distributions in-kind shall not be permitted, except for distributions of readily marketable securities or our securities, distributions of cash from a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter, or in-kind distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those stockholders that accept such offer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Business Development Corporation of America and the notes thereto, and other financial information included elsewhere in this prospectus. We are externally managed by our adviser, BDCA Adviser, LLC (the “Adviser”). The following information contains forward looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see “Forward-looking Statements” above for a description of these risks and uncertainties.

Overview

We are a specialty finance company incorporated in Maryland in May 2010. We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services — Investment Companies” (“ASC 946”). We are therefore required to comply with certain regulatory requirements. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually hereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We are managed by the Adviser, a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio. Our Adviser is indirectly wholly-owned by our sponsor, AR Capital, LLC (the “Sponsor”).

On January 25, 2011, we commenced our initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form N-2 (File No. 333-166636) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. We sold 22,222 shares of common stock to our Adviser on July 8, 2010 at $9.00 per share, which represents the initial public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. On August 25, 2011, we raised sufficient funds to break escrow on our IPO and commenced operations as of that date. On February 1, 2012, our Adviser contributed an additional $1,300,000 to purchase 140,784 shares of our common stock at $9.234 per share so that the aggregate contribution by our Adviser was $1,500,000. Our Adviser will not tender any amount of its shares for repurchase as long it continues to serve as our investment adviser. On July 1, 2014, our registration statement on Form N-2 (File No. 333-193241) for our follow-on offering (the “Follow-on”) was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, our IPO was terminated. Under the Follow-on, we can offer up to 101,100,000 shares of common stock. As of March 31, 2015, we had issued 165.7 million shares of common stock for gross proceeds of $1.8 billion including the shares purchased by the Sponsor and shares issued under our distribution reinvestment plan (“DRIP”). As of March 31, 2015, we had repurchased a cumulative 1.0 million shares of common stock for payments of $10.6 million.

Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. We define middle market companies as those with annual revenues between $10 million and $1 billion. We may also purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”). Structurally, Collateralized Securities are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized

Securities are limited to senior secured loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. We expect that each investment will generally range between approximately 0.5% to 3.0% of our total assets. In most cases, companies to whom we provide customized financing solutions will be privately held.

In addition, we are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities (excluding borrowings) to total borrowings, equals at least 200% after such borrowing, with certain limited exceptions. We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. We currently have credit facilities with Wells Fargo, Deutsche Bank and Citibank, N.A. We previously had entered into a total return swap agreement (“TRS”) through a wholly owned, consolidated subsidiary, 405 TRS I, LLC (“405 Sub”) with Citi but we terminated the TRS with Citi in June 2014. For a detailed discussion of the TRS and our current credit facilities, please refer to “Liquidity and Capital Resources” below.

We have formed and expect to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”). These Consolidated Holding Companies enable us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

While the structure of our investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. If our Adviser deems appropriate, we may invest in more liquid senior secured and second lien debt securities, some of which may be traded over the counter. We will make such investments to the extent allowed by the 1940 Act and consistent with our continued qualification as a RIC for federal income tax purposes. For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors.”

As of December 31, 2014, our investment portfolio totaled $1.9 billion and consisted of $997.7 million of senior secured first lien debt, $268.4 million of senior secured second lien debt, $60.9 million of subordinated debt, $364.9 million of collateralized securities and $225.1 million of equity and other investments. Our overall portfolio consisted of 110 portfolio companies with an average investment size of $15.2 million, a weighted average current yield on debt investments of 10.4% exclusive of any loan discounts, and was invested 52.0% in senior secured first lien debt, 14.0% in senior secured second lien debt, 3.2% in subordinated debt, 19.1% in collateralized securities and 11.7% in equity and other investments.

As of March 31, 2015, our investment portfolio totaled $2.0 billion and consisted of $1.0 billion of senior secured first lien debt, $272.8 million of senior secured second lien debt, $77.3 million of subordinated debt, $410.0 million of collateralized securities and $204.4 million of equity and other investments. Our overall portfolio consisted of 116 portfolio companies with an average investment size of $15.1 million, a weighted average current yield on debt investments of 10.0% exclusive of any loan discounts, and was invested 51.5% in senior secured first lien debt, 13.7% in senior secured second lien debt, 3.9% in subordinated debt, 20.6% in collateralized securities and 10.3% in equity and other investments.

As of December 31, 2014, our investment portfolio totaled $1.9 billion and consisted of $997.7 million of senior secured first lien debt, $268.4 million of senior secured second lien debt, $60.9 million of subordinated debt, $364.9 million of collateralized securities and $225.1 million of equity and other investments. Our overall portfolio consisted of 110 portfolio companies with an average investment size of $15.2 million, a weighted average current yield on debt investments of 10.4% exclusive of any loan discounts, and was invested 52.0% in senior secured first lien debt, 14.0% in senior secured second lien debt, 3.2% in subordinated debt, 19.1% in collateralized securities and 11.7% in equity and other investments.

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70% of our total assets in “qualifying assets,” including securities of U.S. operating companies whose securities are not listed on a national securities exchange, U.S. operating companies with listed securities that have equity market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

Investment Advisory and Administration Agreement

Pursuant to the Investment Advisory Agreement we have with the Adviser, we pay the Adviser a fee for its services consisting of two components — a management fee and an incentive fee. The management fee is calculated at an annual rate of 1.5% of our average gross assets and is payable quarterly in arrears.

The incentive fee consists of two parts. The first part, referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature.

The second part of the incentive fee, referred to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. Realized gains received from loans underlying the total return swap we have with Citi will not be included for purposes of evaluating the incentive fee on capital gains.

We have entered into a fund administration servicing agreement and a fund accounting servicing agreement with US Bancorp Fund Services, LLC (the “Administrator”). The Administrator provides services, such as accounting, financial reporting and compliance support, necessary to operate. On August 13, 2012, we entered into a custody agreement with U.S. Bank National Association (“U.S. Bank”). Under the custody agreement, U.S. Bank will hold all of our portfolio securities and cash for certain of our subsidiaries, and will transfer such securities or cash pursuant to our instructions. The custody agreement is terminable by either party, without penalty, on not less than ninety days prior notice to the other party. Realty Capital Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, serves as the dealer manager of the IPO. The Adviser and the Dealer Manager are related parties and receive compensation and fees for services related to the IPO and for the investment and management of our assets. The Adviser receives fees during the offering and operational stages while the Dealer Manager receives fees during the offering stage.

Significant Accounting Estimates and Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. In preparing the consolidated financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As our expected operating plans occur we will describe additional critical accounting policies in the notes to our consolidated financial statements in addition to those discussed below.

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Adviser performs an analysis of each investment to assist the Board in its determination of fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Adviser may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Adviser determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Adviser uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Adviser may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Adviser measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of Financial Accounting Standards Board, (“FASB”), Accounting Standards Codification, (“ASC”), Topic 946, Financial Services-Investment Companies, as of the Company’s measurement date. The value of our TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by Citi based upon indicative pricing by an independent third-party pricing service.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on the priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, recovery risk, prepayment risk, reinvestment risk, and interest rate risk, among others. In addition, the Adviser considers broker quotations and/or quotations provided by pricing services as an input to determining fair value when available.

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, potentially with assistance from one or more independent valuation firms engaged by our board of directors;
•	The independent valuation firm(s), if involved, will conduct independent appraisals and make an independent assessment of the value of each investment; and

•	Our board of directors determines the fair value of each investment, in good faith, based on the input of our Adviser, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

Income Taxes

We have elected to be treated for federal income tax purposes, and intend to qualify thereafter, as a RIC under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes at least 90% of its “investment company taxable income,” as defined in the Code, each year. Distributions declared prior to the filing of the previous year’s tax return and paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to distribute sufficient distributions to maintain our RIC status each year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 98% of net ordinary income each calendar year and 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which we paid no federal income taxes.

New Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU No. 2014-11 makes limited changes to the accounting for repurchase agreements, clarifies when repurchase agreements and securities lending transactions should be accounted for as secured borrowings, and requires additional disclosures regarding these types of transactions. The guidance is effective for fiscal years beginning on or after December 15, 2014, and for interim periods within those fiscal years. Management is currently evaluating the impact these changes will have on the Company’s financial statement disclosures.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Portfolio and Investment Activity

During the three months ended March 31, 2015, we made $278.3 million of investments in portfolio companies and had $206.6 million in aggregate amount of exits and repayments, resulting in net investments of $71.7 million for the period.

Our portfolio composition, based on fair value at March 31, 2015 was as follows:

	March 31, 2015
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio(1)
Senior Secured First Lien Debt	51.5%	8.2%
Senior Secured Second Lien Debt	13.7	10.0
Subordinated Debt	3.9	13.0
Collateralized Securities(2)	20.6	12.6
Equity/Other	10.3	N/A
Total	100.0%	10.0%

(1)	Excludes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 — Summary of Significant Accounting Policies).

During the year ended December 31, 2014, we made $2.5 billion of investments in new portfolio companies and had $1.3 billion in aggregate amount of exits and repayments, resulting in net investments of $1.2 billion for the period.

Our portfolio composition, based on fair value at December 31, 2014 was as follows:

	December 31, 2014
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio(1)
Senior Secured First Lien Debt	52.0%	8.2%
Senior Secured Second Lien Debt	14.0	9.9
Subordinated Debt	3.2	12.9
Collateralized Securities(2)	19.1	15.1
Equity/Other	11.7	N/A
Total	100.0%	10.4%

(1)	Excludes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 — Summary of Significant Accounting Policies).

The following table shows the portfolio composition by industry grouping based on fair value at March 31, 2015 (dollars in thousands):

	At March 31, 2015
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles(1)	$533,990	26.7%
Health Care Providers & Services	106,945	5.4
Aerospace & Defense	101,245	5.1
Automotive	80,513	4.1
Food Products	74,850	3.8
Software	67,889	3.4
Hotels, Restaurants & Leisure	65,081	3.3
Publishing	64,949	3.3
Media	53,064	2.7
Diversified Consumer Services	53,805	2.7
Real Estate Management & Development	53,228	2.7
Professional Services	52,933	2.7
Commercial Services & Supplies	48,841	2.5
Retailers (except food & drug)	48,584	2.4
Consumer Finance	48,285	2.4
Electronic Equipment, Instruments & Components	41,321	2.1
Freight & Logistics	38,990	2.0
Business Equipment & Services	38,419	1.9
Diversified Telecommunication Services	37,695	1.9
Marine	35,640	1.8
Banking, Finance, Insurance & Real Estate	33,939	1.7
Internet Software & Services	33,254	1.7
Transportation Infrastructure	28,290	1.4
Building Products	25,627	1.3
Technology – Enterprise Solutions	22,936	1.2
Advertising	20,000	1.0
Machinery	19,750	1.0
Chemicals	19,412	1.0
Diversified Financial Services	18,237	0.9
Health Care	16,637	0.8
Auto Components	12,870	0.6
Wireless Telecommunication Services	12,843	0.6
Communications Equipment	12,752	0.6
Telecommunications	12,060	0.6
Textiles, Apparel & Luxury Goods	11,824	0.6
IT Services	10,015	0.5
Healthcare & Pharmaceuticals	9,858	0.5
Steel	9,785	0.5
Capital Markets	7,681	0.4
Oil, Gas & Consumable Fuels	3,193	0.2
Total	$1,987,230	100.0%

(1)	Diversified Investment Vehicles consists of Collateralized Securities and equity investments in funds.

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2014 (dollars in thousands):

	At December 31, 2014
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles(1)	$518,685	27.0%
Health Care Providers & Services	113,015	5.8
Aerospace & Defense	105,770	5.4
Food Products	73,185	3.8
Diversified Consumer Services	71,287	3.7
Automotive	68,280	3.6
Hotels, Restaurants & Leisure	65,027	3.4
Publishing	63,770	3.3
Software	57,248	3.0
Media	52,773	2.8
Building Products	50,960	2.7
Consumer Finance	49,535	2.6
Retailers (except food & drug)	49,000	2.6
Commercial Services & Supplies	48,928	2.6
Professional Services	42,310	2.2
Electronic Equipment, Instruments & Components	41,075	2.1
Business Equipment & Services	38,549	2.0
Diversified Telecommunication Services	37,199	1.9
Marine	35,494	1.9
Internet Software & Services	33,162	1.7
Real Estate Management & Development	31,924	1.7
Banking, Finance, Insurance & Real Estate	31,523	1.6
Transportation Infrastructure	27,975	1.5
Advertising	19,624	1.0
Diversified Financial Services	18,863	1.0
Health Care	16,660	0.9
Capital Markets	16,295	0.9
Freight & Logistics	15,563	0.8
Wireless Telecommunication Services	13,749	0.7
Auto Components	12,870	0.7
Communications Equipment	12,617	0.7
Road & Rail	12,499	0.7
Technology – Enterprise Solutions	12,224	0.6
Textiles, Apparel & Luxury Goods	11,823	0.6
IT Services	10,927	0.6
Steel	9,771	0.5
Healthcare & Pharmaceuticals	9,625	0.5
Chemicals	9,609	0.5
Oil, Gas & Consumable Fuels	7,598	0.4
Total	$1,916,991	100.0%

(1)	Diversified Investment Vehicles consists of Collateralized Securities and equity investments in funds.

The following table presents the fair value measurements at March 31, 2015 for Level 3 investments (dollars in thousands):

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
Ability Networks Inc.	Senior Secured First Lien Debt	$7,930	0.4%
Acrisure, LLC	Senior Secured Second Lien Debt	11,395	0.6
AM General LLC	Senior Secured First Lien Debt	5,001	0.3
Amports, Inc.	Senior Secured First Lien Debt	14,974	0.8
Applied Merchant Systems West Coast, Inc.	Senior Secured First Lien Debt	18,237	0.9
Appriss Holdings, Inc.	Senior Secured Second Lien Debt	14,777	0.7
AxleTech International, LLC	Senior Secured First Lien Debt	19,750	1.0
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	30,197	1.5
Basho Technologies, Inc.	Senior Secured First Lien Debt	9,819	0.5
Basho Technologies, Inc. – Series G Senior Participating Preferred Stock Warrant	Equity/Other	306	—
Basho Technologies, Inc. – Series G Senior Preferred Stock	Equity/Other	2,000	0.1
Boston Market Corporation	Senior Secured Second Lien Debt	14,726	0.7
Carlyle GMS Finance, Inc.	Equity/Other	3,532	0.2
Central Security Group, Inc.	Senior Secured First Lien Debt	18,454	0.9
Chicken Soup for the Soul Publishing, LLC	Senior Secured First Lien Debt	29,850	1.5
CIG Financial, LLC	Senior Secured Second Lien Debt	14,809	0.7
ConvergeOne Holdings Corp.	Senior Secured First Lien Debt	13,332	0.7
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares	Equity/Other	6,493	0.3
CPX Interactive Holdings, LP – Warrants	Equity/Other	868	—
CPX Interactive LLC	Senior Secured Second Lien Debt	18,922	1.0
Creative Circle, LLC	Senior Secured First Lien Debt	11,833	0.6
CREDITCORP	Senior Secured Second Lien Debt	11,793	0.6
Crowley Holdings, Inc. – Series A Preferred Stock	Equity/Other	25,701	1.3
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	22,150	1.1
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	25,964	1.3
Danish CRJ LTD.	Equity/Other	7	—
Danish CRJ LTD.	Senior Secured First Lien Debt	181	—
Eagle Rx, LLC	Senior Secured First Lien Debt	15,823	0.8
ECI Acquisition Holdings, Inc.	Senior Secured First Lien Debt	12,846	0.6
Epic Health Services, Inc.	Senior Secured Second Lien Debt	9,916	0.5
ERG Holding Company	Senior Secured First Lien Debt	14,132	0.7
Evolution Research Group – Preferred Equity	Equity/Other	376	—
Fifth Street Senior Loan Fund I, LLC – 1A Class F	Collateralized Securities	8,823	0.4
Fifth Street Senior Loan Fund I, LLC – 2015-1A Subordinated Note	Collateralized Securities	26,288	1.3
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	25,612	1.3

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
GK Holdings, Inc.	Senior Secured First Lien Debt	$3,990	0.3%
Gold, Inc.	Subordinated Debt	11,824	0.6
GTCR Valor Companies, Inc.	Senior Secured First Lien Debt	32,592	1.6
Hanna Anderson, LLC	Senior Secured First Lien Debt	14,705	0.7
Henniges Automotive Holdings, Inc.	Senior Secured First Lien Debt	9,955	0.5
HIG Integrity Nutraceuticals	Equity/Other	—	—
High Ridge Brands Co.	Senior Secured Second Lien Debt	22,309	1.1
Icynene US Acquisition Corp.	Senior Secured First Lien Debt	25,627	1.3
ILC Dover LP	Senior Secured First Lien Debt	13,871	0.8
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	11,570	0.6
IntegraMed America, Inc.	Senior Secured First Lien Debt	3,636	0.2
Integrity Nutraceuticals Inc.	Senior Secured First Lien Debt	30,751	1.5
Interblock USA L.C.	Senior Secured Second Lien Debt	22,815	1.1
J.C. Bromac Corporation (dba EagleRider, Inc.)	Senior Secured Second Lien Debt	14,810	0.7
Jefferson Gulf Coast Energy Partners LLC	Senior Secured First Lien Debt	17,373	0.9
K&N Engineering, Inc.	Senior Secured Second Lien Debt	12,680	0.6
K2 Pure Solutions NoCal, L.P.	Senior Secured First Lien Debt	9,612	0.5
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	54,421	2.8
Kahala Ireland OpCo LLC – Common Equity	Equity/Other	7,550	0.4
Kahala Ireland OpCo LLC – Profit Participating Note	Equity/Other	3,250	0.2
Kahala US OpCo LLC	Senior Secured First Lien Debt	2,359	0.1
Kahala US OpCo LLC	Equity/Other	4,984	0.3
Land Holdings I, LLC	Senior Secured First Lien Debt	30,675	1.5
Linc Energy Finance USA, Inc.	Senior Secured Second Lien Debt	3,193	0.2
MBLOX Inc. – Warrants	Equity/Other	—	—
MCF CLO V Warehouse LLC	Collateralized Securities	23,486	1.2
MCS AMS Sub-Holdings LLC	Senior Secured First Lien Debt	12,210	0.6
MidOcean Credit CLO II, LLC	Collateralized Securities	30,997	1.6
MidOcean Credit CLO III, LLC	Collateralized Securities	34,100	1.7
MidOcean Credit CLO IV, LLC	Collateralized Securities	18,407	0.9
Motorsports Aftermarket Group, Inc.	Senior Secured First Lien Debt	20,842	1.0
National Technical Systems, Inc.	Senior Secured First Lien Debt	25,399	1.3
NCP Finance Limited Partnership	Senior Secured Second Lien Debt	17,512	0.9
New Media Holdings II, LLC	Senior Secured First Lien Debt	8,816	0.4
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	29,149	1.5
NextCare, Inc.	Senior Secured First Lien Debt	20,746	1.0
NextSteppe Inc.	Senior Secured First Lien Debt	9,800	0.5
NMFC Senior Loan Program I, LLC	Equity/Other	49,371	2.6
Noosa Acquirer, Inc.	Senior Secured Second Lien Debt	24,638	1.2
North Atlantic Trading Company, Inc.	Senior Secured First Lien Debt	19,461	1.0
Ocean Trails CLO V, LLC	Collateralized Securities	33,053	1.7
OFSI Fund VI, Ltd. – Subordinated Note	Collateralized Securities	31,345	1.6
OH Acquisition, LLC	Senior Secured First Lien Debt	7,399	0.4

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	$14,706	0.7%
Orchid Underwriters Agency, LLC	Equity/Other	439	—
Park Ave Holdings, LLC – Common Shares	Equity/Other	5,062	0.3
Park Ave Holdings, LLC – Preferred Shares	Equity/Other	13,319	0.7
Park Ave Re Holdings, LLC	Subordinated Debt	22,637	1.1
PennantPark Credit Opportunities Fund II, LP	Equity/Other	11,028	0.6
PeopLease Holdings, LLC	Senior Secured First Lien Debt	11,634	0.6
Premier Dental Services, Inc.	Senior Secured First Lien Debt	22,457	1.1
Pride Plating, Inc.	Senior Secured First Lien Debt	9,621	0.5
Related Fee Agreements	Collateralized Securities	16,707	0.8
Resco Products, Inc.	Senior Secured First Lien Debt	9,785	0.5
RVNB Holdings, Inc. (dba All My Sons Moving & Storage)	Senior Secured First Lien Debt	23,796	1.2
S.B. Restaurant Co., Inc.	Subordinated Debt	—	—
S.B. Restaurant Co., Inc. – Warrants	Equity/Other	—	—
S.B. Restaurant Co., Inc. – Senior Subordinate Debt	Subordinated Debt	—	—
Sage Automotive Holdings, Inc.	Senior Secured Second Lien Debt	12,870	0.6
Schulman Associates Institutional Review Board, Inc.	Senior Secured Second Lien Debt	16,637	0.8
Silver Spring CLO, Ltd.	Collateralized Securities	27,347	1.4
SkyCross Inc. – Warrants	Equity/Other	—	—
South Grand MM CLO I, LLC	Equity/Other	30,624	1.5
Squan Holding Corp.	Senior Secured First Lien Debt	22,567	1.1
Squan Holdings Corp. – Class A Common Stock	Equity/Other	71	—
Squan Holdings Corp. – Series A Preferred Stock	Equity/Other	1,182	0.1
Steel City Media	Subordinated Debt	20,134	1.0
STG-Fairway Acquisitions, Inc.	Senior Secured First Lien Debt	11,711	0.6
Taqua, LLC	Senior Secured First Lien Debt	12,843	0.6
Tax Defense Network, LLC	Senior Secured First Lien Debt	23,249	1.2
Tax Defense Network, LLC	Equity/Other	602	—
Tennenbaum Waterman Fund, L.P.	Equity/Other	10,751	0.5
The SAVO Group, Ltd. – Warrants	Equity/Other	—	—
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	15,298	0.8
THL Credit Greenway Fund II LLC	Equity/Other	18,651	0.9
Total Outdoor Holdings Corp.	Senior Secured First Lien Debt	20,000	1.0
Transportation Insight, LLC	Senior Secured First Lien Debt	15,194	0.8
Trinity Consultants Holdings, Inc.	Senior Secured First Lien Debt	14,980	0.8
Trojan Battery Company, LLC	Senior Secured First Lien Debt	10,093	0.5
U.S. Farathane, LLC	Senior Secured First Lien Debt	11,969	0.6
United Central Industrial Supply Company, LLC	Senior Secured First Lien Debt	7,654	0.4
Visionary Integration Professionals, LLC	Subordinated Debt	9,423	0.5
Visionary Integration Professionals, LLC – Warrants	Equity/Other	592	—

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	$26,408	1.3%
World Business Lenders, LLC	Equity/Other	4,171	0.2
Xplornet Communications Inc. – Warrants	Equity/Other	2,296	0.1
Xplornet Communications, Inc.	Subordinated Debt	11,579	0.6
Zimbra, Inc.	Senior Secured Second Lien Debt	7,171	0.4
Zimbra, Inc.	Subordinated Debt	1,750	0.1
Zimbra, Inc. – Warrants (Second Lien Debt)	Equity/Other	68	—
Zimbra, Inc. – Warrants (Third Lien Bridge Note)	Equity/Other	1,075	0.1
Total Level 3 investments		$1,778,251	89.5%
Total Level 2 investments		$208,979	10.5%
Total Investments		$1,987,230	100.0%

The following table presents the fair value measurements at December 31, 2014 for Level 3 investments (dollars in thousands):

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
Acrisure, LLC	Senior Secured Second Lien Debt	$8,820	0.5%
Amports, Inc.	Senior Secured First Lien Debt	14,986	0.8
Applied Merchant Systems West Coast, Inc.	Senior Secured First Lien Debt	18,863	1.0
Appriss Holdings, Inc.	Senior Secured Second Lien Debt	14,775	0.8
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	31,280	1.6
Boston Market Corporation	Senior Secured Second Lien Debt	15,041	0.8
Carlyle GMS Finance, Inc.	Equity/Other	2,970	0.2
Chicken Soup for the Soul Publishing, LLC	Senior Secured First Lien Debt	30,048	1.6
CIG Financial, LLC	Senior Secured Second Lien Debt	15,000	0.8
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares	Equity/Other	6,000	0.3
CPX Interactive Holdings, LP – Warrants	Equity/Other	651	—
CPX Interactive Holdings, LP	Senior Secured Second Lien Debt	18,277	1.0
CREDITCORP	Senior Secured Second Lien Debt	12,852	0.7
Crowley Holdings, Inc. – Series A Preferred Stock	Equity/Other	25,444	1.3
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	22,553	1.2
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	26,479	1.4
Danish CRJ LTD.	Equity/Other	260	—
Danish CRJ LTD.	Senior Secured First Lien Debt	181	—
Eagle Rx, LLC	Senior Secured First Lien Debt	16,024	0.8
ECI Acquisition Holdings, Inc.	Senior Secured First Lien Debt	12,224	0.6
Epic Health Services, Inc.	Senior Secured First Lien Debt	15,508	0.8
ERG Holding Company	Senior Secured First Lien Debt	14,370	0.7
Evolution Research Group – Preferred Equity	Equity/Other	492	—

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
EZE Trucking, Inc.	Senior Secured First Lien Debt	$12,499	0.7%
Fifth Street Senior Loan Fund I, LLC	Equity/Other	35,000	1.7
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	27,128	1.4
Gold, Inc.	Subordinated Debt	11,823	0.6
H.D. Vest, Inc.	Senior Secured Second Lien Debt	8,791	0.5
Hanna Anderson, LLC	Senior Secured First Lien Debt	14,896	0.8
HIG Integrity Nutraceuticals	Equity/Other	—	—
High Ridge Brands Co.	Senior Secured Second Lien Debt	22,309	1.2
Icynene US Acquisition Corp.	Senior Secured First Lien Debt	50,960	2.7
ILC Dover LP	Senior Secured First Lien Debt	14,135	0.7
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	11,795	0.6
IntegraMed America, Inc.	Senior Secured First Lien Debt	3,648	0.2
Integrity Nutraceuticals, Inc.	Senior Secured First Lien Debt	29,150	1.5
Interblock USA L.C.	Senior Secured Second Lien Debt	22,732	1.2
J.C. Bromac Corporation (dba EagleRider, Inc.)	Senior Secured Second Lien Debt	9,873	0.5
K&N Engineering, Inc.	Senior Secured Second Lien Debt	12,764	0.7
K2 Pure Solutions NoCal, L.P.	Senior Secured First Lien Debt	9,609	0.5
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	47,843	2.5
Kahala Ireland OpCo LLC. – Common Equity	Equity/Other	5,275	0.2
Kahala Ireland OpCo LLC. – Profit Participating Note	Equity/Other	1,625	0.1
Kahala US OpCo LLC	Senior Secured First Lien Debt	7,131	0.4
Kahala US OpCo LLC	Equity/Other	7,500	0.4
Land Holdings I, LLC	Senior Secured First Lien Debt	30,677	1.6
Linc Energy Finance USA, Inc.	Senior Secured Second Lien Debt	7,598	0.4
MBLOX Inc. – Warrants	Equity/Other	—	—
MCS AMS Sub-Holdings LLC	Senior Secured First Lien Debt	12,457	0.6
MidOcean Credit CLO II, LLC	Collateralized Securities	33,712	1.8
MidOcean Credit CLO III, LLC	Collateralized Securities	36,120	1.9
MidOcean Credit CLO IV, LLC	Collateralized Securities	18,500	1.0
Motorsports Aftermarket Group, Inc.	Senior Secured First Lien Debt	20,646	1.1
National Technical Systems, Inc.	Senior Secured First Lien Debt	18,467	1.0
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	30,474	1.7
NextCare, Inc.	Senior Secured First Lien Debt	19,453	1.0
NMFC Senior Loan Program I, LLC	Equity/Other	49,371	2.6
Noosa Acquirer, Inc.	Senior Secured Second Lien Debt	24,625	1.3
North Atlantic Trading Company, Inc.	Senior Secured First Lien Debt	19,410	1.0
Ocean Trails CLO V, LTD	Collateralized Securities	34,607	1.8
OFSI Fund VI, Ltd. – Subordinated Notes	Collateralized Securities	32,707	1.7
OH Acquisition, LLC	Senior Secured First Lien Debt	7,465	0.4
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	14,738	0.8
Orchid Underwriters Agency, LLC	Equity/Other	500	—
Park Ave Holdings, LLC – Common Shares	Equity/Other	5,551	0.3

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
Park Ave Holdings, LLC – Preferred Shares	Equity/Other	$7,809	0.4%
Park Ave Re Holdings, LLC	Subordinated Debt	6,107	0.3
PennantPark Credit Opportunities Fund II, LP	Equity/Other	10,764	0.6
PeopLease Holdings, LLC	Senior Secured First Lien Debt	11,634	0.6
Premier Dental Services, Inc.	Senior Secured First Lien Debt	23,503	1.2
Pride Plating, Inc.	Senior Secured First Lien Debt	9,811	0.5
Related Fee Agreements	Collateralized Securities	16,369	0.9
Resco Products, Inc.	Senior Secured First Lien Debt	9,771	0.5
S.B. Restaurant Co., Inc.	Subordinated Debt	—	—
S.B. Restaurant Co., Inc. – Warrants	Equity/Other	—	—
S.B. Restaurant Co., Inc. – Senior Subordinate Debt	Subordinated Debt	—	—
Schulman Associates Institutional Review Board, Inc.	Senior Secured Second Lien Debt	16,660	0.9
Silver Spring CLO, Ltd.	Collateralized Securities	27,398	1.4
SkyCross Inc. – Warrants	Equity/Other	—	—
South Grand MM CLO I, LLC	Equity/Other	27,744	1.4
Squan Holding Corp.	Senior Secured First Lien Debt	22,540	1.2
Squan Holdings Corp. – Class A Common Stock	Equity/Other	12	—
Squan Holdings Corp. – Series A Preferred Stock	Equity/Other	1,138	0.1
Steel City Media	Subordinated Debt	19,752	1.0
Surgery Center Holdings, Inc.	Senior Secured Second Lien Debt	9,625	0.5
Taqua, LLC	Senior Secured First Lien Debt	13,749	0.7
Tax Defense Network, LLC	Senior Secured First Lien Debt	30,725	1.6
Tax Defense Network, LLC	Equity/Other	700	—
Tennenbaum Waterman Fund, L.P.	Equity/Other	9,062	0.5
The SAVO Group, Ltd. – Warrants	Equity/Other	—	—
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	15,149	0.7
THL Credit Greenway Fund II LLC	Equity/Other	18,877	1.0
Total Outdoor Holdings Corp.	Senior Secured First Lien Debt	19,624	1.0
Transportation Insight, LLC	Senior Secured First Lien Debt	15,563	0.8
Trinity Consultants Holdings, Inc.	Senior Secured First Lien Debt	14,980	0.8
United Central Industrial Supply Company, LLC	Senior Secured First Lien Debt	7,962	0.4
US Shipping LLC	Senior Secured First Lien Debt	10,050	0.5
Visionary Integration Professionals, LLC	Subordinated Debt	10,269	0.5
Visionary Integration Professionals, LLC – Warrants	Equity/Other	658	—
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	27,570	1.4
World Business Lenders, LLC	Equity/Other	4,126	0.2
Xplornet Communications Inc. – Warrants	Equity/Other	2,306	0.1
Xplornet Communications, Inc.	Subordinated Debt	11,203	0.6
Zimbra, Inc.	Senior Secured Second Lien Debt	5,953	0.3
Zimbra, Inc.	Subordinated Debt	1,776	0.1

Portfolio Company	Type of Asset	Fair Value	Fair Value Percentage of Total Portfolio
Zimbra, Inc. – Warrants (Second Lien Debt)	Equity/Other	$138	—%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)	Equity/Other	1,172	0.1
Total Level 3 investments		$1,548,911	80.8%
Total Level 2 investments		$368,080	19.2%
Total Investments		$1,916,991	100.0%

The following table presents the percentage of amortized cost by loan market for investments as of March 31, 2015:

Amortized Cost as of March 31, 2015
Investments per Total Portfolio
Middle Market(1)	65.9%
Large Corporate(2)	3.6
Other(3)	30.5
Total	100.0%

(1)	Middle market represents companies whose annual revenues are between $10 million and $1 billion.
(2)	Large corporate represents companies whose annual revenues are in excess of $1 billion.
(3)	Other represents collateralized securities and equity investments.

The following table presents the percentage of amortized cost by loan market for investments as of December 31, 2014:

Amortized Cost as of December 31, 2014
Investments per Total Portfolio
Middle Market(1)	67.6%
Large Corporate(2)	2.2
Other(3)	30.2
Total	100.0%

(1)	Middle market represents companies whose annual revenues are between $10 million and $1 billion.
(2)	Large corporate represents companies whose annual revenues are in excess of $1 billion.
(3)	Other represents collateralized securities and equity investments.

The following table presents the percentage of fair value by loan market for investments as of March 31, 2015:

Fair Value as of March 31, 2015
Investments per Total Portfolio
Middle Market(1)	65.5%
Large Corporate(2)	3.6
Other(3)	30.9
Total	100.0%

(1)	Middle market represents companies whose annual revenues are between $10 million and $1 billion.
(2)	Large corporate represents companies whose annual revenues are in excess of $1 billion.
(3)	Other represents collateralized securities and equity investments.

The following table presents the percentage of fair value by loan market for investments as of December 31, 2014:

Fair Value as of December 31, 2014
Investments per Total Portfolio
Middle Market(1)	67.2%
Large Corporate(2)	2.0
Other(3)	30.8
Total	100.0%

(1)	Middle market represents companies whose annual revenues are between $10 million and $1 billion.
(2)	Large corporate represents companies whose annual revenues are in excess of $1 billion.
(3)	Other represents collateralized securities and equity investments.

Portfolio Asset Quality

Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Debt investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since the time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable. All investments are initially rated a “2”.
3	Performing debt investment requiring closer monitoring. Trends and risk factors show some deterioration.
4	Underperforming debt investment. Some loss of interest or dividend expected, but still expecting a positive return on investment. Trends and risk factors are negative.
5	Underperforming debt investment with expected loss of interest and some principal.

The weighted average risk ratings of our investments based on amortized cost were 2.08 and 2.07 as of March 31, 2015 and December 31, 2014, respectively. As of March 31, 2015, we had one portfolio company, which represented two portfolio investments, on non-accrual status. These investments had a total principal of $4.2 million, which represented 0.2% of our portfolio and had no fair value as of March 31, 2015. We are currently evaluating potential value recovery alternatives for these investments. As of December 31, 2014, we had one portfolio company, which represented two portfolio investments, on non-accrual status. These investments had a total principal of $4.2 million, which represented 0.2% of our portfolio and had no fair value as of December 31, 2014.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended March 31, 2015 and 2014

Operating results for the three months ended March 31, 2015 and March 31, 2014 was as follows (dollars in thousands):

	For the Three Months Ended March 31,
	2015	2014
Total investment income	$49,881	$18,490
Total expenses, net	16,344	6,544
Net investment income attributable to non-controlling interests	(12)	—
Net investment income	33,549	11,946

Investment Income

For the three months ended March 31, 2015 and March 31, 2014, total investment income was $49.9 million and $18.5 million, respectively, and was attributable to interest income from investments in portfolio companies. The increase in total investment income was due to the higher level of investments in portfolio companies during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014. During the three months ended March 31, 2015, the average portfolio fair value was $2.0 billion with a 10.0% weighted average current yield while the average portfolio fair value and weighted average current yield were $822.7 million and 10.5%, respectively for the same period in 2014.

Operating Expenses

The composition of our operating expenses for the three months ended March 31, 2015 and March 31, 2014 were as follows (dollars in thousands):

	For the Three Months Ended March 31,
	2015	2014
Management fees	$8,235	$3,631
Subordinated income incentive fees	5,242	778
Capital gains incentive fees	—	(19)
Interest and credit facility financing expenses	4,291	1,294
Professional fees	1,224	602
Other general and administrative	613	42
Administrative Services	203	141
Insurance	52	58
Directors fees	18	17
Operating expenses before expense waivers and reimbursements from Adviser	19,878	6,544
Waiver of management and incentive fees	(3,534)	—
Expense support reimbursements from Adviser	—	—
Total operating expenses net of expense waivers and reimbursements from Adviser	$16,344	$6,544

Interest and credit facility expenses for the three months ended March 31, 2015 were comprised of amortization of deferred financing costs and non-usage fees related to the Wells Fargo Credit Facility, Deutsche Bank Credit Facility and Citi Credit Facility, along with $1.7 million of interest expense on the balance drawn on the Wells Fargo Credit Facility, $0.7 million of interest expense on the balance drawn on the Deutsche Bank Credit Facility, and $1.3 million of interest expense on the balance drawn on the Citi Credit Facility. The interest expense on the balance drawn on the Wells Fargo Credit Facility was based on an average daily debt outstanding of $279.0 million at a weighted average annualized cost of 2.47% for the three months ended March 31, 2015. The interest expense on the balance drawn on the Deutsche Bank Credit

Facility was based on an average daily debt outstanding of $60.0 million at a weighted average annualized cost of 4.42% for the three months ended March 31, 2015. The interest expense on the balance drawn on the Citi Credit Facility was based on an average daily debt outstanding of $270.6 million at a weighted average annualized cost of 1.87% for the three months ended March 31, 2015. For the three months ended March 31, 2015, we incurred $8.2 million of management fees, of which the Adviser did not waive any such fees. For the three months ended March 31, 2015, we incurred $5.2 million of incentive fees, of which the Adviser waived $3.5 million.

Interest and credit facility expenses for the three months ended March 31, 2014 were comprised of amortization of deferred financing costs and non-usage fees related to the Wells Fargo Credit Facility and the Deutsche Bank Credit Facility along with $0.9 million of interest expense on the balance drawn on the Wells Fargo Credit Facility. The interest expense on the balance drawn on the Wells Fargo Credit Facility was based on an average debt outstanding of $152.1 million at a weighted average annualized cost of 2.42% for the three months ended March 31, 2014. For the three months ended March 31, 2014, we incurred $3.6 million of management fees, of which the Adviser did not waive any such fees. For the three months ended March 31, 2014, we incurred $0.8 million of incentive fees, of which the Adviser waived $0.0 million.

We have entered into the Expense Support Agreement with our Adviser, whereby the Adviser may pay up to 100% of all of our operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until we and the Adviser mutually agree otherwise. The Expense Support Payments for any month shall be paid to us by the Adviser in any combination of cash or other immediately available funds, and/or offsets against amounts due from us to the Adviser. For the three months ended March 31, 2015 and 2014, no Expense Support Payments were made by our Adviser.

Net Realized Gain and Net Change in Unrealized Appreciation (Depreciation) on Investments

	For the Three Months Ended March 31,
	2015	2014
Net realized gain (loss) from investments
Control investments	$(65)	$—
Affiliate investments	200	2,637
Non-control/non-affiliate investments	184	839
Total net realized gain from investments	319	3,476
Net realized gain from total return swap	—	5,451
Net change in unrealized appreciation (depreciation) on investments
Control investments	1,171	—
Affiliate investments	(4,965)	(1,174)
Non-control/non-affiliate investments	704	(2,397)
Total net change in unrealized depreciation on investments	(3,090)	(3,571)
Net change in unrealized appreciation on total return swap	—	98
Net realized and unrealized gain (loss) on investments and total return swap before non-controlling interests	(2,771)	5,454
Net change in unrealized depreciation attributable to non-controlling interests	(166)	—
Net deferred income tax benefit on unrealized appreciation of investments	511	—
Net realized and unrealized gain (loss) on investments and total return swap	$(2,426)	$5,454

Net realized gain and change in unrealized appreciation (depreciation) on investments resulted in a net loss of $(2.8) million for the three months ended March 31, 2015 compared to a net loss of $(0.1) million for the same period in 2014. We look at net realized gains and change in unrealized appreciation (depreciation) together as movement in unrealized appreciation or depreciation can be the result of realizations. The net loss for the three months ended March 31, 2015 was primarily driven by the unrealized depreciation of $(4.4) million on a portfolio company investment that was not meeting performance expectations and was partially offset by net unrealized appreciation across the remainder of the portfolio. In total, $206.6 million of assets were sold or repaid during the three month period ended March 31, 2015. The net loss for the three months ended March 31, 2014 was primarily driven by the unrealized depreciation of $(2.1) million on the two portfolio investments in non-accrual status and was partially offset by the net short-term gain of $1.0 million on the sale of one investment along with smaller scale net realized gains and unrealized appreciation across the portfolio. Total asset sold or repaid for the three months ended March 31, 2014 were $153.5 million.

In addition to the net loss from net realized gain and change in unrealized appreciation on investments during the three months ended March 31, 2015, there was a loss of $(0.2) million and a gain of $0.5 million pertaining to non-controlling interests and deferred income taxes on control investments, respectively.

Net Realized Gain and Net Change in Unrealized Appreciation on Total Return Swap

The TRS was terminated on June 27, 2014 and as a result, we did not hold the TRS during the three months ended March 31, 2015. For the three months ended March 31, 2014, net realized gain and change in unrealized appreciation on the total return swap resulted in a net gain of $5.5 million. We look at net realized gains and change in unrealized appreciation (depreciation) together as movement in unrealized appreciation or depreciation can be the result of realizations.

The net gain for the three months ended March 31, 2014 was driven by interest income of $5.5 million earned on the loans held under the TRS which had an average total notional value of $299.4 million for the three month period. In addition, we had $(1.0) million of interest expense on the TRS and $1.0 million in realized gains on TRS asset sales. Please see Note 6 — Total Return Swap — for more information about the TRS.

The Company did not hold the TRS at March 31, 2015 or December 31, 2014.

At March 31, 2014, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and condensed consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$4,117	$5,467
TRS interest expense	(801)	(1,029)
Gains on TRS asset sales	78	1,013
Net receivable/realized gain from TRS	$3,394	$5,451

Changes in Net Assets from Operations

For the three months ended March 31, 2015, we recorded a net increase in net assets resulting from operations of $31.1 million versus a net increase in net assets resulting from operations of $17.4 million for the three months ended March 31, 2014. The difference is attributable to an increase in net investment income as compared to the prior period due to an increased level of investments. Based on the weighted average shares of common stock outstanding for the three months ended March 31, 2015 and 2014, our per share net increase in net assets resulting from operations was $0.19 for the three months ended March 31, 2015, versus $0.22 for the three months ended March 31, 2014.

Cash Flows for the Three Months Ended March 31, 2015

For the three months ended March 31, 2015, net cash used in operating activities was $16.3 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the three months ended March 31, 2015 was primarily due to $278.3 million for purchases of investments partially offset by cash provided by operating activities of $206.6 million for sales and repayments of investments, $11.8 million from a decrease in unsettled trades payable, and $31.1 million from a net increase in net assets from operations. The purchase and sales activity is driven by the increase in investment activity resulting from the continuous equity capital raising and growing capital base.

Net cash provided by financing activities of $37.9 million during the three months ended March 31, 2015 primarily related to net proceeds from the issuance of common stock of $68.8 million. These inflows were partially offset by principal repayments on debt of $10.0 million and payments of stockholder distributions of $17.3 million. Consistent with the increase in investment activity, the proceeds from the issuance of common stock are the result of our increasing equity raise capabilities.

Cash Flows for the Three Months Ended March 31, 2014

For the three months ended March 31, 2014, net cash used in operating activities was $266.1 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the three months ended March 31, 2014 was primarily due to $406.3 million for purchases of investments and $20.2 million from an decrease in unsettled trades receivable partially offset by cash provided by operating activities of $153.5 million for sales and repayments of investments, $46.6 million from an decrease in unsettled trades payable, and $17.4 million from a net increase in net assets from operations. The purchase and sales activity is driven by the increase in investment activity resulting from the continuous equity capital raising and growing capital base.

Net cash provided by financing activities of $309.7 million during the three months ended March 31, 2014 primarily related to net proceeds from the issuance of common stock of $296.2 million and proceeds from the Wells Fargo Credit Facility of $22.0 million. These inflows were partially offset by payments of stockholder distributions of $8.0 million. Consistent with the increase in investment activity, the proceeds from the issuance of common stock are the result of our increasing equity raise capabilities.

Comparison of the Years Ended December 31, 2014, 2013 and 2012

Operating results for the years ended December 31, 2014, 2013 and 2012 was as follows (dollars in thousands):

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Total investment income	$138,281	$31,393	$6,914
Total expenses, net	51,994	18,301	2,500
Net investment income attributable to noncontrolling interests	(68)	—	—
Net investment income	86,355	13,092	4,414

Investment Income

For the year ended December 31, 2014, total investment income was $138.3 million and was attributable to interest income from investments in portfolio companies with an average portfolio fair value of $1.4 billion and a weighted average current yield of 10.4%. For the year ended December 31, 2013, total investment income was $31.4 million and was attributable to interest income from investments in portfolio companies with an average portfolio fair value of $351.6 million and a weighted average current yield of 9.3%. For the year ended December 31, 2012, total investment income was $6.9 million and was attributable to interest income from investments in portfolio companies with an average portfolio fair value of $71.4 million and a weighted average current yield of 10.6%. The increases in total investment income during the year ended December 31, 2014 as compared to the year ended December 31, 2013 and during the year ended December 31, 2013 as compared to year ended December 31, 2012 were driven by the year over year increases in average portfolio size.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2014, 2013 and 2012 was as follows (dollars in thousands):

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Management fees	$24,926	$6,555	$1,320
Subordinated income incentive fees	9,929	6,377	827
Capital gains incentive fees	(2,664)	2,444	543
Interest and credit facility financing expenses	11,057	2,248	683
Professional fees	5,956	1,723	554
Other general and administrative	3,060	171	110
Administrative Services	770	318	60
Insurance	221	223	205
Directors fees	74	69	75
Operating expenses before expense waivers and reimbursements from Adviser	53,329	20,128	4,377
Waiver of management and incentive fees	(1,335)	(1,827)	(1,611)
Expense support reimbursements from Adviser	—	—	(266)
Total operating expenses net of expense waivers and reimbursements from Adviser	$51,994	$18,301	$2,500

Interest and credit facility expenses for the year ended December 31, 2014 were comprised of amortization of deferred financing costs and non-usage fees related to the Wells Fargo Credit Facility, Deutsche Bank Credit Facility and Citi Credit Facility, along with $4.8 million of interest expense on the balance drawn on the Wells Fargo Credit Facility, $1.1 million of interest expense on the balance drawn on the Deutsche Bank Credit Facility, and $2.6 million of interest expense on the balance drawn on the Citi Credit Facility. We entered into the Deutsche Bank Credit Facility and Citi Credit Facility during the year ended December 31, 2014 and thus did not have interest and credit facility expenses during the year ended December 31, 2013. The interest expense on the balance drawn on the Wells Fargo Credit Facility was based on an average daily debt outstanding of $194.1 million at a weighted average annualized cost of 2.39% for the year ended December 31, 2014. The interest expense on the balance drawn on the Deutsche Bank Credit Facility was based on an average daily debt outstanding of $25.3 million at a weighted average annualized cost of 4.47% for the year ended December 31, 2014. The interest expense on the balance drawn on the Citi Credit Facility was based on an average daily debt outstanding of $140.1 million at a weighted average annualized cost of 1.86% for the year ended December 31, 2014. For the year ended December 31, 2014, we incurred $24.9 million of management fees, of which the Adviser waived $0.0 million. For the year ended December 31, 2014, we incurred $7.3 million of incentive fees, of which the Adviser waived $1.3 million.

Interest and credit facility expenses for the year ended December 31, 2013 were comprised of amortization of deferred financing costs and non-usage fees related to our Wells Fargo Credit Facility along with $1.2 million of interest expense on the balance drawn on the Wells Fargo Credit Facility. The interest expense on the balance drawn on the Wells Fargo Credit Facility was based on an average debt outstanding of $49.4 million at a weighted average annualized cost of 2.42% for the year ended December 31, 2013. For the year ended December 31, 2013, we incurred $6.6 million of management fees, of which the Adviser waived $0.0 million. For the year ended December 31, 2013, we incurred $8.8 million of incentive fees, of which the Adviser waived $1.8 million.

Interest and credit facility expenses for the year ended December 31, 2012 were comprised of amortization of deferred financing costs and non-usage fees related to our line of credit facility with Main Street Capital Corporation (“Main Street”) and the Credit Facility with Wells Fargo, along with $0.2 million of interest expense on the balances drawn on the credit facilities. The interest expense on the balance drawn on the credit facilities was based on an average debt outstanding of $13.8 million at a weighted average annualized cost of 2.73% for the year ended December 31, 2012. For the year ended December 31, 2012, we incurred $1.3 million of management fees, of which the Adviser waived $0.6 million. For the year ended December 31, 2012, we incurred $1.4 million of incentive fees, of which the Adviser waived $1.0 million.

We have entered into the Expense Support Agreement with our Adviser, whereby the Adviser may pay up to 100% of all of our operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until we and the Adviser mutually agree otherwise. The Expense Support Payments for any month shall be paid to us by the Adviser in any combination of cash or other immediately available funds, and/or offsets against amounts due from us to the Adviser. For the years ended December 31, 2014 and 2013, no Expense Support Payments were made by our Adviser. For the year ended December 31, 2012, $0.3 million in Expense Support Payments were made by our Adviser.

Net Realized Gain and Net Change in Unrealized Appreciation (Depreciation) on Investments

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Net realized gain (loss) from investments
Control investments	$(79)	$—	$—
Affiliate investments	7,785	855	—
Non-control/non-affiliate investments	1,688	3,111	1,471
Total net realized gain from investments	9,394	3,966	1,471
Net realized gain (loss) from total return swap	14,552	14,641	1,958
Net change in unrealized appreciation (depreciation) on investments
Control investments	10,854	—	—
Affiliate investments	(10,858)	3,344	137
Non-control/non-affiliate investments	(24,529)	4,909	1,132
Total net change in unrealized appreciation (depreciation) on investments	(24,533)	8,253	1,269
Net change in unrealized appreciation (depreciation) on total return swap	(3,180)	2,792	388
Net realized and unrealized gain (loss) on investments and total return swap before non-controlling interests	(3,767)	29,652	5,086
Net change in unrealized depreciation attributable to non-controlling interests	(660)	—	—
Net deferred income tax expense on unrealized appreciation of investments	(2,388)	—	—
Net realized and unrealized gain (loss) on investments and total return swap	$(6,815)	$29,652	$5,086

Net realized gain and change in unrealized appreciation (depreciation) on investments resulted in a net loss of $(15.1) million for the year ended December 31, 2014 compared to a net gain of $12.2 million and $2.7 million, respectively, for the same periods in 2013 and 2012. We look at net realized gains and change in unrealized appreciation (depreciation) together as movement in unrealized appreciation or depreciation can be the result of realizations.

The net loss for the year ended December 31, 2014 was driven by $(15.6) million in unrealized depreciation on first lien loans primarily due to the overall market decline in broadly syndicated loan prices. These losses were partially offset by $9.4 million of realized gains which was primarily due to gains on the sale of two collateralized securities. In total, we sold or repaid $1.3 billion of assets during the year ended December 31, 2014.

In addition to the net loss of $(15.1) million from net realized gain and change in unrealized appreciation on investments, there were additional losses of $(0.7) million and $(2.4) million pertaining to non-controlling interests and deferred income taxes on the unrealized appreciation of control investments.

The net gain of $12.2 million for the year ended December 31, 2013 was driven by the $8.3 million in unrealized appreciation across the portfolio along with $4.0 million of realized gains. Total asset sales for the year ended December 31, 2013 were $270.0 million.

The net gain of $2.7 million for the year ended December 31, 2012 was driven by the $1.5 million in net realized gains along with $1.2 million in unrealized appreciation across the portfolio. Total asset sales or repayments for the year ended December 31, 2012 were $135.7 million.

Net Realized Gain and Net Change in Unrealized Appreciation on Total Return Swap

Net realized gain and change in unrealized appreciation on the total return swap resulted in a net gain of $11.4 million for the year ended December 31, 2014 compared to a net gain of $17.4 million and $2.3 million, respectively, for the same periods in 2013 and 2012. We look at net realized gains and change in unrealized appreciation (depreciation) together as movement in unrealized appreciation or depreciation can be the result of realizations.

The TRS was terminated on June 27, 2014 and as a result, we did not hold the TRS during the year ended December 31, 2014. The net gain for the year ended December 31, 2014 was driven by interest income of $11.4 million earned on the loans held under the TRS which had an average total notional value of $348.1 million for the period from January 1, 2014 through the termination of the TRS on June 27, 2014 and this was partially offset by $(2.2) million of interest expense on the TRS. In addition, at the termination of the TRS the transfer of the portfolio of loans underlying the TRS to CB Funding was treated as a sale transaction with the portfolio being sold at its fair value on that date. As a result of the termination, the $4.0 million of unrealized gain on the TRS at the termination date was realized which resulted in an offsetting unrealized loss and realized gain on the TRS.

The net gain for the year ended December 31, 2013 was driven by $15.4 million in interest income earned on the loans held under the TRS which had an average total notional value of $293.0 million for the year. This was partially offset by $(2.6) million in interest expense. In addition, we had a $2.8 million change in unrealized appreciation across our loans held under the TRS due to the decrease in yields on comparable assets in the market. Please see Note 6 — Total Return Swap — for more information about the TRS.

The net gain for the year ended December 31, 2012 was driven by $1.7 million in interest income earned on the loans held under the TRS which had an average total notional value of $71.7 million for the year. This was partially offset by $(0.3) million in interest expense. In addition, we had a $0.4 million change in unrealized appreciation across our loans held under the TRS due to the decrease in yields on comparable assets in the market. Please see Note 6 — Total Return Swap — for more information about the TRS.

At December 31, 2014, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$—	$11,361
TRS interest expense	—	(2,187)
Gains on TRS asset sales	—	5,378
Net receivable/realized gain from TRS	$—	$14,552

At December 31, 2013, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$4,098	$15,403
TRS interest expense	(729)	(2,637)
Gains on TRS asset sales	684	1,875
Net receivable/realized gain from TRS	$4,053	$14,641

At December 31, 2012, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$1,066	$1,696
TRS interest expense	(198)	(293)
Gains on TRS asset sales	418	555
Net receivable/realized gain from TRS	$1,286	$1,958

Changes in Net Assets from Operations

For the year ended December 31, 2014, we recorded a net increase in net assets resulting from operations of $79.5 million versus a net increase in net assets resulting from operations of $42.7 million for the year ended December 31, 2013. The difference is attributable to an increase in net investment income as compared to prior year due to an increased level of investments which was partially offset by net unrealized depreciation on investments which was driven by the overall market decline in broadly syndicated loan prices. Based on the weighted average shares of common stock outstanding for the periods ended December 31, 2014 and 2013, respectively, our per share net increase in net assets resulting from operations was $0.65 for the year ended December 31, 2014, versus $1.17 for the year ended December 31, 2013.

For the year ended December 31, 2013, we recorded a net increase in net assets resulting from operations of $42.7 million versus a net increase in net assets resulting from operations of $9.5 million for the year ended December 31, 2012. The difference is attributable to an increase in net investment income as compared to prior year due to an increased level of investments along with increases in net unrealized appreciation of investments and net realized gain from total return swap. Based on the weighted average shares of common stock outstanding for the periods ended December 31, 2013 and 2012, respectively, our per share net increase in net assets resulting from operations was $1.17 for the year ended December 31, 2013, versus $1.36 for the year ended December 31, 2012.

For the year ended December 31, 2012, we recorded a net increase in net assets resulting from operations of $9.5 million versus a net increase in net assets resulting from operations of $0.1 million for the year ended December 31, 2011. The difference is attributable to an increase in net investment income partially offset by an increase in interest expense for the period ended December 31, 2012, as compared to the prior year after the effect of management and incentive fees and expenses which were waived or assumed by the Adviser. Based on the weighted average shares of common stock outstanding for the periods ended December 31, 2012 and 2011, respectively, our per share net increase in net assets resulting from operations was $1.36 for the year ended December 31, 2012, versus $0.64 for the year ended December 31, 2011.

Cash Flows for the Year Ended December 31, 2014

For the year ended December 31, 2014, net cash used in operating activities was $1.1 billion. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the year ended December 31, 2014 was primarily due to $2.5 billion for purchases of investments partially offset by cash provided by operating activities of $1.3 billion for sales and repayments of investments, $66.3 million from a decrease in unsettled trades payable, and $79.5 million from a net increase in net assets from operations. The purchase and sales activity is driven by the increase in investment activity resulting from the continuous equity capital raising and growing capital base.

Net cash provided by financing activities of $1.3 billion during the year ended December 31, 2014 primarily related to net proceeds from the issuance of common stock of $888.6 million and net proceeds from the Wells Fargo Credit Facility, the Deutsche Bank Credit Facility, and the Citi Credit Facility of $543.0 million. These inflows were partially offset by principal repayments on debt of $57.0 million and payments of stockholder distributions of $50.7 million. Consistent with the increase in investment activity, the proceeds from the issuance of common stock are the result of our increasing equity raise capabilities.

Cash Flows for the Year Ended December 31, 2013

For the year ended December 31, 2013, net cash used in operating activities was $546.6 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the year ended December 31, 2013 was primarily due to $815.9 million for purchases of investments and $24.2 million from an increase in unsettled trades receivable partially offset by cash provided by operating activities of $270.0 million for sales and repayments of investments, $57.2 million from an increase in unsettled trades payable, and $42.7 million from a net increase in net assets from operations. The purchase and sales activity is driven by the increase in investment activity resulting from the continuous equity capital raising and growing capital base.

Net cash provided by financing activities of $545.5 million during the year ended December 31, 2013 primarily related to net proceeds from the issuance of common stock of $466.0 million and proceeds from the Credit Facility of $128.5 million. These inflows were partially offset by principal repayments on debt of $29.7 million and payments of stockholder distributions of $16.6 million. Consistent with the increase in investment activity, the proceeds from the issuance of common stock are the result of our increasing equity raise capabilities.

Cash Flows for the Year Ended December 31, 2012

For the year ended December 31, 2012, net cash used in operating activities was $137.2 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the year ended December 31, 2012 was primarily due to a net increase in net assets from operations of $9.5 million, $254.7 million for purchases of investments, $11.9 million from an increase in unsettled trades receivable partially offset by cash provided by operating activities of $135.7 million for repayments of investments and $7.9 million from an increase in unsettled trades payable.

Net cash provided by financing activities of $150.6 million during the year ended December 31, 2012 primarily related to net proceeds from the issuance of common stock of $128.5 million and proceeds from the Credit Facility of $40.6 million. These inflows were partially offset by principal repayments on debt of $12.6 million and payments of stockholder distributions of $4.3 million.

Liquidity and Capital Resources

We generate cash from the net proceeds of our ongoing continuous public offering and from cash flows from fees, interest and dividends earned from our investments, as well as proceeds from sales of our investments. The Registration Statement offering for sale up to $1.5 billion of shares of our common stock (150.0 million shares at an initial offering price of $10.00 per share) (the “Offering”), was declared effective on January 27, 2011. On July 1, 2014, our registration statement on Form N-2 (File No. 333-193241) for our Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the Follow-on, our IPO terminated. Under the Follow-on, we can offer up to 101,100,000 shares of its common stock. As of March 31, 2015, we had issued 165.7 million shares of our common stock for gross proceeds of $1.8 billion including shares issued to the Sponsor and shares issued under the DRIP.

Our principal demands for funds in both the short-term and long-term are for portfolio investments, for the payment of operating expenses, distributions to our investors, repurchases under our share repurchase program, and for the payment of principal and interest on our outstanding indebtedness. Generally, capital needs for investment activities will be met through net proceeds received from the sale of common stock through our public offering. We may also from time to time enter into other agreements with third parties whereby third parties will contribute to specific investment opportunities. Items other than investment acquisitions are expected to be met from a combination of the proceeds from the sale of common stock, cash flows from operations, and, during our IPO and Follow-on, reimbursements from the Adviser.

We have entered into the Expense Support Agreement with our Adviser, whereby the Adviser may pay the Expense Support Payment for any period beginning on the effective date of the Registration Statement, until we and the Adviser mutually agree otherwise. The purpose of the Expense Support Agreement was to reduce our offering and operating expenses to ensure that we were able to bear a reasonable level of expense in relation to our investment income. The Expense Support Payment for any month shall be paid to us by the Adviser in cash and/or offsets against amounts due from us to the Adviser. Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any. As of March 31, 2015, the Adviser had made cumulative payments to the Company for $1.0 million of expenses pursuant to the Expense Support Agreement and $0.8 million of the cumulative total is no longer eligible for reimbursement. During the three months ended March 31, 2015, the Adviser made no payments to the Company for expenses pursuant to the Expense Support Agreement. See Note 4 — Related Party Transactions and Arrangements — Expense Support Agreement — in our condensed consolidated financial statements included for additional information on this arrangement, including Expense Payments made by our Adviser pursuant to the terms of this agreement and the ability of the Adviser to be reimbursed for Expense Payments made to us.

Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings, proceeds from the sale of investments and undistributed funds from operations. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to raise proceeds in our public offering will be dependent on a number of factors as well, including general market conditions for BDCs and market perceptions about us.

The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

•	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);
•	the Company’s investment plans and working capital requirements;
•	the relative economies of scale with respect to the Company’s size;
•	the Company’s history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its DRIP. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, as of September 30, 2013, the Company limited the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company will offer to repurchase such shares on each date of repurchase at a price equal to 92.5% of the public offering price in effect on each date of repurchase, which will be determined in the same manner that the Company determined the public offering price per share for purposes of its continuous public offering. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice. The first quarterly tender offer commenced on September 12, 2012 and was completed on October 8, 2012.

Total Return Swap

On July 13, 2012, we, through a wholly-owned subsidiary, 405 Sub, entered into a TRS with Citi. On June 27, 2014, we terminated the amended and restated TRS with Citi.

On June 27, 2014, we terminated the TRS and CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding the loans underlying the TRS. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding (the “Merger”) for approximately $389.0 million. We recorded such loans at a cost equal to the respective fair values as of June 27, 2014 and as a result, the $4.0 million of unrealized gain on the TRS at the termination date was realized which resulted in an offsetting unrealized loss and realized gain on the TRS. The $4.0 million gain equates to fair value of the loans underlying the TRS as of June 27, 2014 less the respective costs of such assets as purchased through the TRS.

Previously, the Adviser has not recognized incentive fees based on the returns or capital gains of the TRS and therefore will not receive any additional fees as a direct result of the Merger or termination of the TRS. However, such loans are now included in our portfolio of investments and subject to any fees applicable under the Investment Advisory Agreement.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. The TRS effectively added leverage to our portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. The TRS enabled us, through our ownership of 405 Sub, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest type payment to Citi.

The obligations of 405 Sub under the TRS were non-recourse to us and our exposure to the TRS was limited to the amount that we contributed to 405 Sub in connection with the TRS. Generally, that amount was the amount that 405 Sub was required to post as cash collateral for each loan (which in most instances is approximately 25% of the market value of a loan at the time that such loan is purchased). As amended, the TRS provided that 405 Sub could have selected a portfolio of loans with a maximum aggregate market value (determined at the time such loans become subject to the TRS) of $450.0 million.

405 Sub paid interest to Citi for each loan at a rate equal to one-month or three-month LIBOR, depending on the terms of the underlying loan, plus 1.20% per annum. Upon the termination or repayment of any loan selected by 405 Sub under the Agreement, 405 Sub would deduct the appreciation of such loan’s value from any interest owed to Citi or pay the depreciation amount to Citi in addition to remaining interest payments.

See Note 6 — Total Return Swap — in our condensed consolidated financial statements for additional disclosure on the TRS with Citi.

Wells Fargo Credit Facility

On July 24, 2012, we, through a newly-formed, wholly-owned special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank, as collateral agent, account bank and collateral custodian. The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, and June 30, 2014, provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months.

We may contribute cash or loans to Funding I from time to time to retain a residual interest in any assets contributed through its ownership of Funding I or will receive fair market value for any loans sold to Funding I. Funding I may purchase additional loans from various sources. Funding I has appointed us as servicer to manage its portfolio of loans. Funding I’s obligations under the Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of loans. The obligations of Funding I under the Wells Fargo Credit Facility are non-recourse to us.

The Wells Fargo Credit Facility will be priced at one month maturity LIBOR, with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum for the first six months is 0.50%; thereafter, the non-usage fee per annum is 0.50% for the first 20% of the unused balance and 2.0% for the portion of the unused balance that exceeds 20%. Any amounts borrowed under the Wells Fargo Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable in April 2018.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I’s portfolio. As of December 31, 2013, we were in compliance with regards to the Wells Fargo Credit Facility covenants. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs. In the event that the Wells Fargo Credit Facility is terminated prior to the first anniversary, an additional amount is payable to Wells Fargo equal to 2.00% of the maximum amount of the Wells Fargo Credit Facility.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate our rights, obligations, power and authority, in our capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants and other events with respect to us that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

Borrowings of Funding I will be considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to BDCs.

Our cash is deposited in either commercial bank accounts or custody accounts and may be deposited in short-term, highly liquid investments that we believe provide appropriate safety of principal.

As of March 31, 2015, we had $278.1 million outstanding under the Wells Fargo Credit Facility.

See Note 5 — Borrowings — in our condensed consolidated financial statements for additional disclosure on the Credit Facility with Wells Fargo.

Deutsche Bank Credit Facility

On February 21, 2014, we, through 2L Funding I, entered into the Deutsche Bank Credit Facility with Deutsche Bank as lender and as administrative agent and U.S. Bank as collateral agent and collateral custodian.

The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million with a term of 36 months. The Deutsche Bank Credit Facility will be priced at LIBOR plus 4.25%, with no LIBOR floor. The undrawn rate is 0.75%. 2L Funding Sub I will be subject to a minimum utilization of 50% of the loan amount in the first 12-months and 65% of the loan amount thereafter, measured quarterly. If the utilized portion of the loan amount is less than the foregoing thresholds, such shortfalls shall bear interest at LIBOR plus 4.25%. The Deutsche Bank Credit Facility provides for monthly interest payments for each drawn loan. Any amounts borrowed under the Deutsche Bank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, in January 2017. 2L Funding I paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Deutsche Bank Credit Facility.

Borrowings under the Deutsche Bank Credit Facility are subject to compliance with a borrowing base. The Deutsche Bank Credit Facility may be prepaid in whole or in part, subject to a prepayment fee. The Deutsche Bank Credit Facility contains customary default provisions including, but not limited to, non-payment of principal, interest or other obligations under the Deutsche Bank Credit Facility, insolvency, defaults of certain financial covenants and other events with respect to us that may be adverse to Deutsche Bank and the secured parties under the facility.

In connection with the Deutsche Bank Credit Facility, 2L Funding I has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Upon the occurrence and during the continuation of an event of default, subject, in certain instances, to applicable cure periods, Deutsche Bank may declare the outstanding advances and all other obligations under the Deutsche Bank Credit Facility immediately due and payable. During the continuation of an event of default, 2L Funding I must pay interest at a default rate.

Borrowings of 2L Funding I will be considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

The obligations of 2L Funding I under the Deutsche Bank Credit Facility are non-recourse to us.

As of March 31, 2015, we had $60.0 million outstanding under the Deutsche Bank Credit Facility.

See Note 5 — Borrowings — in our condensed consolidated financial statements for additional disclosure on the Deutsche Bank Credit Facility.

Citi Credit Facility

On June 27, 2014, we, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC, entered into the Citi Credit Facility with Citi as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility.

The Citi Credit Facility will be priced at LIBOR, with no LIBOR floor, plus a spread of 1.70% per annum for the first twenty four months and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding will be subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years. CB Funding paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Citi Credit Facility.

In connection with the Citi Credit Facility, on June 27, 2014, CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding loans underlying a TRS with CB Funding. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding. Pursuant to the Merger Agreement, CB Funding paid approximately $389.0 million for the assets held by Loan Funding.

Borrowings of CB Funding will be considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

As of March 31, 2015, we had $270.6 million outstanding under the Citi Credit Facility.

The obligations of the BDCA — CB Funding, LLC under the Citi Credit Facility are non-recourse us.

See Note 5 — Borrowings — in our condensed consolidated financial statements for additional disclosure on the Citi Credit Facility.

Distributions

We have declared and paid cash distributions to our stockholders on a monthly basis since we commenced operations. As of March 31, 2015, the annualized yield for distributions declared was 7.75% based on our then current public offering price of $11.20 per share. From time to time, we may also pay interim distributions at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our IPO. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of a portion of a shareholder’s original investment in our common stock.

The table below shows the components of the distributions we have declared and/or paid during the three months ended March 31, 2015 and March 31, 2014. As of March 31, 2015, we had $12.2 million of distributions accrued and unpaid (dollars in thousands).

	For the Three Months Ended March 31,
	2015	2014
Distributions declared	$34,663	$16,880
Distributions paid	$34,086	$14,763
Portion of distributions paid in cash	$17,319	$7,973
Portion of distributions paid in DRIP shares	$16,767	$6,790

On March 1, 2012, the price for newly-issued shares under the DRIP issued to stockholders was changed from 95% to 90% of the offering price that the shares are sold as of the date the distribution is made. The DRIP purchase price based on the current offering price of $11.20 per share is $10.08.

On March 29, 2012, we declared a special common stock distribution equal to $0.05 per share. The distribution was paid to stockholders of record on May 1, 2012.

On December 20, 2012, we announced that, pursuant to the authorization of our board of directors, we declared a special cash distribution equal to $0.0925 per share, to be paid to stockholders of record at the close of business on December 17, 2012, payable on December 27, 2012. This special cash distribution was paid exclusive of, and in addition to, our monthly distribution.

We may fund our cash distributions to stockholders from any sources of funds available to us including expense payments from our Adviser that are subject to reimbursement to it as well as offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. Prior to June 30, 2012, a substantial portion of our distributions resulted from Expense Support Payments made by our Adviser that are subject to reimbursement by us within three years from the date such payment obligations were incurred. The purpose of this arrangement could be to avoid such distributions being characterized as returns of capital for GAAP or tax purposes. Despite this, we may still have distributions which could be characterized as a return of capital for tax purposes. However, during the years ended December 31, 2014, 2013 and 2012, $0 of our four distributions was characterized as returns of capital for tax purposes. You should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. You should also understand that our future reimbursements of such Expense Support Payments will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to make Expense Support Payments in future periods. No Expense Support Payments were made by our Adviser during the three months ended March 31, 2015 or the three months ended March 31, 2014.

The following table sets forth the distributions made during the three months ended March 31, 2015 and 2014 (dollars in thousands):

	For the Three Months Ended March 31,
	2015	2014
Monthly distributions	$34,663	$16,879
Special dividends	—	—
Stock dividends	—	—
Total distributions	$34,663	$16,879

Election as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December, 31 2011, and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. We will be subject to a 4% nondeductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to 98% of net ordinary income each calendar year and 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which we paid no federal income taxes.

Inflation

The impact of inflation on our portfolio depends on the type of securities we hold. When inflation occurs, the value of our equity securities may fall in the short term. However in the long term, a company’s revenue and earnings and, therefore, the value of the equity investment, should at least increase at the same pace as inflation. The effect of inflation on debt securities is more immediate and direct as inflation may decrease the value of fixed rate debt securities. However, not all debt securities are affected equally, the longer the term of the debt security, the more volatile the value of the investment. The process through which we will value the investments in our portfolio on a quarterly basis, market quotations and our multi-step valuation process as described in our significant accounting policies, will take the effect of inflation into account.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates of our Adviser, whereby we pay certain fees or reimbursements to our Adviser or its affiliates in connection with asset and service fees, sales and maintenance of common stock under our offering, transfer agency services and reimbursement of operating costs and offering related costs. See Note 4 — Related Party Transactions and Arrangements — for a discussion of the various related-party transactions, agreements and fees.

Exemptive Relief

In an application for exemptive relief from the provisions of Sections 17(d) and 57(a)(4) of the 1940 Act as filed with the SEC on October 2, 2014, we requested relief, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with Business Development Corporation of America II, and any future BDCs that are advised by the Adviser or its affiliated investment advisers, or, collectively, our co-investment affiliates. We believe this relief may not only enhance our ability to further our investment objectives and strategies, but may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us in the absence of such relief.

On May 11, 2015, the SEC issued a “notice” regarding its intent to issue an order permitting the Company, Business Development Corporation of America II and BDCA Venture, Inc. (collectively, the “Companies”) to co-invest together in portfolio companies subject to certain conditions included therein (the “Notice”). As stated in the Notice, an order granting the requested relief will be issued unless the SEC orders a hearing. Hearing requests can be submitted by members of the public until June 8, 2015. If no requests for hearing are submitted to the SEC, the Companies expect the SEC’s exemptive order to be issued on or around June 9, 2015.

Contractual Obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at March 31, 2015 (dollars in thousands):

		Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Wells Fargo Credit Facility(1)	$278,087	$—	$—	$278,087	$—
Deutsche Bank Credit Facility(2)	$60,000	$—	$60,000	$—	$—
Citi Credit Facility(3)	$270,625	$—	$270,625	$—	$—
Total contractual obligations	$608,712	$—	$330,625	$278,087	$—

(1)	As of March 31, 2015, we had $21.9 million of unused borrowing capacity under the Wells Fargo Credit Facility, subject to borrowing base limits.
(2)	As of March 31, 2015, we had $0.0 million of unused borrowing capacity under the Deutsche Bank Credit Facility, subject to borrowing base limits.
(3)	As of March 31, 2015, we had $129.4 million of unused borrowing capacity under the Citi Credit Facility, subject to borrowing base limits.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We previously had the TRS as discussed in Note 6 — Total Return Swap — but it was terminated on June 27, 2014.

Commitments

In the ordinary course of business, we may enter into future funding commitments. As of March 31, 2015, we had unfunded commitments on delayed draw term loans of $58.6 million, unfunded commitments on revolver term loans of $3.5 million and unfunded equity commitments of $12.4 million. As of December 31, 2014, we had unfunded commitments on delayed draw term loans of $77.9 million and unfunded equity commitments of $17.7 million. The unfunded commitments are disclosed in our condensed consolidated schedule of investments. We maintain sufficient cash on hand and available borrowings to fund such unfunded commitments.

Non-GAAP Financial Measure

Adjusted Net Investment Income

We believe that adjusted net investment income provides management and stockholders with a meaningful indicator of performance based on current and short-term income items. In the calculation, we adjust net investment income per U.S. GAAP by the following: (1) net investment income on the TRS investment portfolio, (2) short-term gains and losses, (3) the theoretical capital gains incentive fee, and (4) transfer agent fees. Each adjustment is explained in further detail below.

We adjust net investment income for the interest income and expense on the TRS investment portfolio as we believe this adjustment provides a more accurate measure of performance as our Adviser selected and underwrote all of the investments underlying the TRS. Under U.S. GAAP, interest income and expense related to the TRS are accounted for as a component of “Net realized gain from total return swap” on our Condensed

Consolidated Statement of Operations and do not flow through net investment income. On June 27, 2014, the Company terminated the TRS with Citi and acquired the loans underlying the TRS through a wholly-owned subsidiary. Therefore, this adjustment is only needed for the period through June 27, 2014.

We also adjust net investment income to include net short-term gains and losses as these are the result of active portfolio management by our Adviser and represent ordinary income to our stockholders.

We adjust net investment income for the theoretical capital gains incentive fee accrual required under U.S. GAAP as it is not contractually due to our Adviser and will not be paid in cash. This accrual is based upon unrealized capital appreciation on investments held at the end of each period and assumes all unrealized capital appreciation and depreciation is realized in order to reflect a capital gains incentive fee that would theoretically be payable to our Adviser. The amounts actually paid to our Adviser are consistent with the Advisers Act and formula reflected in the Investment Advisory Agreement, which specifically excludes consideration of unrealized capital appreciation.

We adjust net investment income for transfer agent fees expensed on the Condensed Consolidated Statements of Operations. Pursuant to the Investment Advisory Agreement, the Adviser is liable for organization and offering costs in excess of 1.5% of the aggregate gross proceeds from our on-going offering, including transfer agent fees. As the transfer agent fees are already subject to payment by the Adviser under the 1.5% cap, such expense is adjusted from net investment income where applicable.

Adjusted net investment income is unaudited and not equivalent to and should not be considered an alternative to net investment income (loss) or net increase (decrease) in net assets resulting from operations as determined under U.S. GAAP. Adjusted net investment income should not be construed as a historical performance measure or as more relevant or accurate than the current U.S. GAAP methodology in calculating net investment income. In addition, adjusted net investment income should not be considered more applicable than current U.S. GAAP methodology in evaluating our operating performance. The following table sets forth a reconciliation of our net investment income to adjusted net investment income for the three months ended March 31, 2015 and 2014 (dollars in thousands):

	For the Three Months Ended March 31,
	2015	2014
Net investment income	$33,549	$11,946
TRS net investment income(1)	—	4,437
Operating gains (short-term)(2)	93	4,217
Incentive fees on unrealized gains(3)	675	(431)
Transfer agent fees(4)	346	—
Adjusted net investment income	$34,663	$20,169

(1)	TRS net investment income includes the interest income and expense related to the TRS portfolio. See Note 6 — Total Return Swap — for more information about the TRS.
(2)	Operating gains include short-term realized gains that result primarily from active portfolio management activities. As a RIC, short-term capital gains represent operating income available for distribution and are considered ordinary income.
(3)	Incentive fees on unrealized gains are the GAAP-required theoretical incentive fees accrued based upon unrealized portfolio appreciation. These fees reduce net investment income but are not contractually due to the Adviser. See Note 4 — Related Party Transactions and Agreements — for additional details on the theoretical capital gains incentive fees.
(4)	Transfer agent fees only include the transfer agent fees which are treated as expense on the Condensed Consolidated Statement of Operations. These expenses are not tax deductible.

Quantitative and Qualitative Disclosures About Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements, subject to the requirements of the 1940 Act, in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the periods covered by this report, we did not engage in interest rate hedging activities. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

As of March 31, 2015, our debt included variable-rate debt, bearing a weighted average interest rate of LIBOR plus 2.19% at March 31, 2015 with a carrying value of $608.7 million. The following table quantifies the potential changes in interest income net of interest expense should interest rates increase by 100 or 200 basis points or decrease by 25 basis points assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity.

Change in Interest Rates	Estimated Percentage Change in Interest Income net of Interest Expense
(-) 25 Basis Points	0.89%
Base Interest Rate	—%
(+) 100 Basis Points	(1.96)%
(+) 200 Basis Points	0.98%

Because we may borrow money to make investments, our net investment income may be dependent on the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of increasing interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the years ended December 31, 2014, 2013, 2012 and 2011. The Company had no senior securities outstanding as of December 31, 2010 or any prior fiscal years. This information is excerpted from the consolidated financial statements of the Company, which have been audited by the Company's independent registered public accounting firms, KPMG LLP for the year ended December 31, 2014 and by Grant Thornton LLP for the years ended December 31, 2013, 2012 and 2011.

During the period ended December 31, 2014, the Company had Credit Facilities with Citi, Deutsche Bank and Wells Fargo. Prior to June 27, 2014, the Company had a total return swap with Citi. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information about these financing arrangements.

The following is a summary of the senior securities as of December 31, 2014 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$—	$—	$—	N/A
Wells Fargo Credit Facility	288,087	—	—	N/A
Deutsche Bank Credit Facility	60,000	—	—	N/A
Citi Credit Facility	270,625	—	—	N/A
	$618,712	$3,482	$—	N/A

The following is a summary of the senior securities as of December 31, 2013 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$216,106	$—	$—	N/A
Revolving Credit Facility	132,687	—	—	N/A
	$348,793	$2,800	$—	N/A

The following is a summary of the senior securities as of December 31, 2012 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$52,577	$—	$—	N/A
Revolving Credit Facility	33,907	—	—	N/A
	$86,484	$2,627	$—	N/A

The following is a summary of the senior securities as of December 31, 2011 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Revolving Credit Facility	$5,900	$2,391	—	N/A

(1)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.
(3)	Not applicable because senior securities are not registered for public trading.

WHAT YOU SHOULD EXPECT WHEN INVESTING IN A BDC

Overview

A BDC is a category of investment company, regulated under the 1940 Act, created by legislation in 1980 designed to promote investment in small businesses. Congress authorized investment companies to elect BDC status in order to facilitate the flow of capital to private companies and smaller public companies that do not have access to public capital markets or other conventional forms of financing. The 1940 Act provides a body of regulation for investment companies whose shares are offered to the public. BDCs are subject to regulatory requirements under the 1940 Act that are designed to facilitate their investment in the types of companies whose need to raise capital was the impetus behind Congress’ action in adding the BDC as a category of investment company.

Most BDCs are operated so as to qualify as a RIC for U.S. federal income tax purposes because a RIC generally is not subject to corporate-level U.S. federal income tax on any of its ordinary income and long-term capital gain that it distributes to its stockholders so long as it distributes at least 90% of its “investment company taxable income” to its stockholders in a timely manner.

We believe that the BDC industry should continue to experience growth principally because BDCs provide the following benefits to individual investors:

•	Access to investments that have historically been accessible outside the BDC model only by high-net-worth and institutional investors, such as pension funds and endowments, primarily due to high minimum investment requirements and necessary specialized investment expertise;
•	Investments managed by professionals with specialized expertise and experience necessary to fully understand and evaluate investment opportunities and manage investment holdings;
•	Potential to reduce risk by diversifying an individual’s investment over a portfolio of assets without requiring a large investment; and
•	Investor protection under the 1940 Act, a substantive regulatory and disclosure regime designed to, among other things, limit opportunities for overreaching by affiliates.

Transaction Types

The companies in which BDCs typically invest require capital for a number of different purposes, including management buyouts, leveraged buyouts, recapitalizations and growth and acquisition financing.

•	Management Buyouts. Management buyouts often occur when business owners, often for estate planning reasons, seek to transition out of an investment, while existing management believes that the potential for significant value creation remains in the company. In such transactions, company management will often seek a financial sponsor to aid in the purchase of its company through a combination of equity and debt.
•	Leveraged Buyouts. Leveraged buyouts occur when financial investors such as private equity firms purchase companies with balance sheets and cash flows that can sustain additional leverage, which amplifies the potential for an equity holder’s gain. This leverage can include several layers, including senior secured, second lien and mezzanine debt.
•	Recapitalizations. Recapitalizations occur when firms can benefit by changing their capital structures to enhance equity returns and/or allow existing investors to realize value through a significant, one-time distribution. In some instances, firms may be able to support additional debt due to growth in profitability and in other cases may seek external investment to partially or fully replace existing investors. Recapitalizations are also a key means of exit for institutional investors which are required to return capital at the end of their funds’ lives.
•	Growth and Acquisition Financings. Growth and acquisition financings occur when private firms need capital to fund growth opportunities. Private firms represent a significant portion of the growth segment of the U.S. economy and these firms often do not have adequate internally generated cash flow to fund growth organically or through acquisitions. These firms usually seek capital from external sources, including banks, private equity firms and venture capital firms.

Investment Types

Investments by BDCs may take a number of different forms, depending on the portfolio company’s needs and capital structure. Typically investors determine the appropriate type of investment based upon their risk and return requirements. Senior debt is situated at the top of the capital structure, and typically has the first claim on some or all of the assets and cash flows of the company, followed by second lien debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We intend to focus primarily on investments in debt securities, including senior secured loans, second lien loans and mezzanine loans, as well as equity investments. Pursuant to NASAA’s Omnibus Guidelines, we may not acquire interests in any portfolio companies or other assets in exchange for our common stock or any other ownership interest in us.

INVESTMENT OBJECTIVES AND POLICIES

Our Company

We are a specialty finance company incorporated in Maryland in May 2010. We are managed by our Adviser, a private investment firm that is registered as an investment adviser under the Advisers Act. Our Adviser is controlled by Mr. Schorsch and Mr. Kahane, one of our directors, through their ownership of our sponsor, AR Capital.

On January 25, 2011, we commenced our IPO on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, pursuant to the Registration Statement filed with the SEC under the Securities Act of 1933, as amended. We sold 22,222 shares of common stock to our Adviser on July 8, 2010, at $9.00 per share, which represents the initial public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. On August 25, 2011, we raised sufficient funds to break escrow on our IPO and commenced operations as of that date. As of April 16, 2015, we had issued approximately 171.3 million shares of common stock for gross proceeds of $1,865.1 million including the purchase made by the Adviser and shares issued under our DRIP. Other than shares issued pursuant to the DRIP, the Company has not issued any new shares of common stock since April 30, 2015. The Company is not accepting new subscription agreements after April 30, 2015.

Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. We anticipate that during our offering period we will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. We may also purchase, interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We define middle market companies as those with annual revenues between $10 million and $1 billion. We expect that investments will generally range between approximately 0.5% and 3.0% of our total assets. As we increase our capital base during our offering period, we will invest in, and ultimately intend to have a substantial portion of our assets invested in, customized direct loans to and to a lesser extent, equity securities of middle market companies. In most cases, companies to whom we provide customized financing solutions will be privately held at the time we invest in them.

As of March 31, 2015, our investment portfolio principal totaled approximately $2.0 billion and consisted of $1.0 billion of senior secured first lien debt, $283.1 million of senior secured second lien debt, $83.8 million of subordinated debt, $157.7 million of equity and other investments and $483.3 million of collateralized securities.

While the structure of our investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. The debt investments in which we invest generally have stated terms of five to ten years. During our offering period and thereafter, if our Adviser deems appropriate, we may invest in more liquid senior secured and second lien debt securities, some of which may be traded on a national securities exchange. We will make such investments to the extent allowed by the 1940 Act and consistent with our continued qualification as a RIC for federal income tax purposes. For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors”.

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70% of our total assets in “qualifying assets,” including securities of U.S. operating companies whose securities are not listed on a national securities exchange (i.e., New York Stock Exchange, American Stock Exchange and The NASDAQ Global Market), U.S. operating companies with listed securities that have equity market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, we are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities (excluding borrowings) to total borrowings, equals at least 200% after such borrowing, with certain limited exceptions.

Our Investment Adviser

Pursuant to the Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio. We believe that the network of relationships between our Adviser’s senior management team and the business communities in which their affiliated REITs operate, are key channels through which we will access significant investment opportunities.

Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly owned by AR Capital, LLC, a company which is indirectly majority-owned by Nicholas S. Schorsch and William M. Kahane, one of our directors, which sponsors one other public, non-listed, BDC and several public, nonlisted, REITs as of March 31, 2015.

Potential Market Opportunity

We believe that the banking and financial services crisis that began in the summer of 2007 and the resulting credit crisis have created a unique opportunity for specialty financial services companies with experience in investing in middle market companies to make investments with attractive yields and significant opportunities for sharing in new value creation. Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and junior loans and equity co-investments from other sources, such as us.
•	Credit crises and consolidation among commercial banks has reduced the focus on middle market business. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, unprecedented loan losses, capital impairments and stricter regulatory scrutiny, which have led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.
•	Default rates remain low, with higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.
•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.
•	Favorable Pricing Environment in the Secondary Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Business Strategy

Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. We anticipate that during our offering period we will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser. Our Sponsor sponsors one other public, non-listed BDC, which is managed by certain members of our Adviser’s senior management team, and several public, nonlisted real estate investment trusts (“REITs”). Principals of our Adviser have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe will produce significant proprietary investment opportunities outside the normal banking auction process.
•	Focus on middle market companies with stable cash flow. We believe that the middle market is less competitive, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We generally invest in established companies with positive cash flow. We believe these companies possess better risk-adjusted return profiles than newer companies that are building management expertise or in the early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.
•	Employ disciplined underwriting policies and rigorous portfolio management. We employ an extensive underwriting process that includes a review of the investment memo, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial due diligence on potential investments, and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our Adviser analyzes periodic financial statements versus the previous periods and year, reviews financial projections and may perform other procedures including meeting with management, attending board meetings and reviewing compliance certificates and covenants.
•	Focus on long-term credit performance and principal protection. We structure our customized loan investments on a relatively conservative basis with high cash yields, first and/or second lien security interests where possible, cash origination fees, and appropriate leverage levels. We seek strong deal protections for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections will reduce our risk of capital loss.
•	Diversification. We seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

Deal Origination

The principals of our Adviser have extensive relationships with private equity firms, competing lenders, loan syndication and trading desks, lending groups, management teams, investment bankers, business brokers, attorneys, accountants and other persons whom we believe will continue to provide us with significant investment opportunities. We believe these relationships provide us with competitive advantages over publicly-traded BDCs and other public non-traded BDCs.

We believe that our industry relationships are a significant source for new investment opportunities. We generally source our investments by capitalizing on long-standing relationships with companies and financial sponsors to participate in proprietary investment opportunities.

From time to time, we may receive referrals for new prospective investments from our portfolio companies as well as other participants in the capital markets. We may pay referral fees to those who refer transactions to us that we consummate.

Investment Selection

Our investment philosophy and portfolio construction involves:

•	Company-specific research and analysis; and
•	An emphasis on capital preservation, low volatility and minimization of downside risk.

The foundation of our investment philosophy is intensive credit investment analysis, strict sales discipline based on fundamental value-oriented research and diversification. We follow a rigorous selection process based on:

•	A comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business;
•	An evaluation of the management team and support from equity investors;
•	An assessment of the competitive landscape;
•	An analysis of business strategy and long-term industry trends; and
•	An in-depth examination of capital structure, financial results and financial projections.

We seek to identify those issuers exhibiting superior fundamental risk-return profiles with a particular focus on investments with the following characteristics:

•	Established companies with a history of positive and stable operating cash flows. We seek to invest in established companies with sound historical financial performance. We typically focus on companies with a history of profitability.
•	Ability to exert meaningful influence. We target investment opportunities in which we will be the lead investor where we can add value through active participation. Our focus is on first lien investments.
•	Experienced management team. We generally will require that our portfolio companies have an experienced management team. We also seek to invest in companies that have a strong equity incentive program in place that properly aligns the interests of management with a Company’s investors.
•	Strong franchises and sustainable competitive advantages. We seek to invest in companies with proven products and/or services and strong regional or national operations.
•	Diverse customer bases and product offerings. We seek to invest in companies with diverse customer bases and product offerings.

Intensive Credit Analysis/Due Diligence

The process through which we make investment decisions with respect to a customized financing transaction involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the investment team responsible for the transaction determines that an investment opportunity should be pursued, we engage in an intensive due diligence process. Though each transaction involves a somewhat different approach, the regular due diligence steps generally to be undertaken may include:

•	Meeting with senior management to understand the business more fully and evaluate the ability of the senior management team;
•	Checking management backgrounds and references;
•	Performing a detailed review of financial performance, earnings and potential for earnings growth;
•	Commissioning a quality of earnings report;

•	Visiting the headquarters and other on-site due diligence;
•	Contacting customers and vendors to assess both business prospects and industry practices;
•	Conducting a competitive analysis and comparing the issuer to its main competitors;
•	Researching industry and relevant publications to understand industry wide growth trends;
•	Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth; and
•	Investigating legal risks and financial and accounting systems; and
•	Engaging third party experts and consultants to assist in the due diligence process.

For the majority of over-the-counter debt securities available on the secondary market, a comprehensive credit analysis will be conducted and continuously maintained by our Adviser, the results of which are available for the transaction team to review. Our due diligence process with respect to over-the-counter debt securities is less intensive than that followed for customized financings. The issuers in these private debt placements tend to be rated and have placement agents who conduct due diligence prior to placing the securities. Moreover, these private placements generally have tight timetables for making investment decisions.

Investments

We anticipate that during our offering period we will invest largely in senior secured and mezzanine debt investments issued by middle market companies in private placements and negotiated transactions that are traded in private over-the-counter markets for institutional investors, which we refer to as over-the-counter debt securities. We define middle market companies as those with annual revenues between $10 million and $1 billion. We expect that our investments will generally range between approximately 0.5% and 3.0% of our total assets. As we increase our capital base during our offering period, we will begin investing in, and ultimately intend to have a substantial portion of our assets invested in, customized direct loans to and equity securities of middle market companies. In most cases, companies to whom we provide customized financing solutions will be privately held at the time we invest in them.

While the structure of our investments is likely to vary, we may invest in senior secured debt, senior debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. The debt investments in which we invest generally have stated terms of five to ten years. However, during our offering period and thereafter, if our Adviser deems appropriate, we may invest in more liquid senior secured and second lien debt securities of middle market companies, some of which may be traded on a national securities exchange. We will make such investments to the extent allowed by the 1940 Act and consistent with our continued qualification as a RIC. For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors — Risks Relating to Our Business and Structure.”

We strive to structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. We seek to structure our debt investments so that they often are collateralized by a first or second lien on the assets of the portfolio company. We seek to tailor the terms of our debt investments to the facts and circumstances of the transaction and prospective portfolio company, negotiating a structure that seeks to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan. A substantial source of our return is monthly cash interest that we collect on our debt investments.

Portfolio Monitoring

With respect to customized financing transactions, our Adviser monitors our portfolio companies to determine if each company is meeting its business plan and to assess the appropriate course of action for each company.

We will employ several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;
•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;
•	Attendance at and participation in board meetings of the portfolio company (if available); and
•	Review of periodic financial statements and financial projections for the portfolio company.

Competition

Our primary competition in providing financing for acquisitions, buyouts and recapitalizations of middle market companies will include other BDCs, public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We expect to use the industry information of our investment professionals, to which we have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that our relationships will enable us to discover, and compete effectively for, financing opportunities with attractive middle market companies in the industries in which we seek to invest.

Properties

Our executive offices are located at 405 Park Avenue, New York, NY 10022. We believe that our current office facilities are adequate for our business.

Legal Proceedings

Neither we nor our Adviser is currently subject to any material legal proceedings.

Determination of NAV

We, with the assistance of our Adviser, will determine the NAV of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, we anticipate that our Adviser will prepare portfolio company valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

In September 2006, the FASB issued guidance which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, potentially with assistance from one or more independent valuation firms (such as CTS Capital Advisors, LLC) engaged by our board of directors;

•	The independent valuation firm(s), if involved, will conduct independent appraisals and make an independent assessment of the value of each investment; and
•	Our board of directors determines the fair value of each investment, in good faith, based on the input of our Adviser, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of FASB, Accounting Standards Codification, or ASC, Topic 946, Financial Services — Investment Companies, as of the Company’s measurement date. However, in determining the fair value of the Company’s investment, the Company may make adjustments to the net asset value per share in certain circumstances, based on the Company’s analysis of any restrictions on redemption of the shares of the investment as of the measurement date.

For investments in Collateralized Securities, we model both the assets and liabilities of each Collateralized Securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, we consider broker quotations and/or quotations provided by pricing services as an input to determining fair value when available.

Determinations In Connection With Offerings

We sell our shares on a continuous basis at a current public offering price established by our board of directors or a committee thereof. We are prohibited under the 1940 Act from selling our shares of common stock at a public offering price, after deducting selling commissions and dealer manager fees, that is below our NAV per share. In connection with each semi-monthly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Should the NAV fall outside of this range, we will adjust the public offering price accordingly.

In reviewing our public offering price in connection with each closing date, the board of directors or a committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our board of directors or a committee thereof consider the following factors, among others:

•	the NAV per share of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in our NAV has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of our common stock;
•	the magnitude of the difference between (i) a value that our board of directors or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) NAV of our common stock, which is based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.
•	our management’s assessment of whether any material change in our NAV has occurred (including through the realization of gains on the sale of our Portfolio securities) in the period beginning on the date of the most recently disclosed NAV to the date two days prior to the closing; and
•	the magnitude of the difference between (i) a value that our board of directors or a committee thereof has determined reflects the current NAV of our common stock, which is generally based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

This requires that the board of directors or a committee thereof determine that we are not selling shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current NAV at the time in which the sale of shares is made. Moreover, to the extent that there is even a remote possibility that we may issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value of our common stock at the time at which the sale is made, our board of directors or committee thereof will elect to either: (i) postpone the offering until such time that there is no longer the possibility of the occurrence of such event, or (ii) undertake to determine the NAV of our common stock within two days prior to any such sale to ensure that such sale will not, after deducting selling commissions and dealer manager fees, be below our then-current NAV.

Promptly following any adjustment to the public offering price per share of our common stock, we will update our prospectus by filing a prospectus supplement with the SEC disclosing the public offering price per share, and we will also post the updated information on our website at www.BDCofAmerica.com.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of March 31, 2015. The general terms of our loans and other investments are described in “Business — Investments.” We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments (dollars in thousands, unaudited):

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
Senior Secured First Lien Debt – 63.4%(b)
Ability Networks Inc.(aa) 100 North 6th St. Minneapolis, MN 55403	Health Care Providers & Services	L+5.00% (6.00%), 5/14/2021	$7,940	$7,905	$7,930	0.5%
AM General LLC(aa) 105 N. Niles Ave. South Bend, IN 46634	Aerospace & Defense	L+9.00% (10.25%), 3/22/2018	5,264	4,798	5,001	0.3%
Amports, Inc.(ab) 10201 Centurion Parkway North Jacksonville, FL 32256	Automotive	L+8.00% (9.00%), 5/19/2020	15,000	14,904	14,974	0.9%
Answers Corporation(z)(aa) 6665 Delmar St. Louis, MO 63130	Internet Software & Services	L+5.25% (6.25%), 10/3/2021	34,913	33,770	33,254	2.2%
AP Gaming I, LLC(z) 4809 Old Collinsville Rd Swansea, IL 62226-2014	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/20/2020	4,900	4,779	4,870	0.3%
Applied Merchant Systems West Coast, Inc. 300 E. Esplanade Drive Oxnard, CA 93036	Diversified Financial Services	L+11.50% (12.50%), 9/19/2019	18,726	18,402	18,237	1.1%
Avaya, Inc. Term Loan B-6(aa) 4655 Great America Parkway Santa Clara, CA 95054	Communications Equipment	L+5.50% (6.50%), 3/31/2018	12,793	12,809	12,752	0.8%
AxleTech International, LLC 1400 Rochester Rd. Troy, MI 48083	Machinery	L+6.50% (7.50%), 1/5/2021	19,950	19,756	19,750	1.2%
Basho Technologies, Inc. 10900 NE 8th Street Bellevue, WA 98004	Software	13.00%, 3/9/2018	10,019	9,821	9,819	0.6%
Central Security Group, Inc.(z)(aa) 2448 E. 81st St. Tulsa, OK 74137	Commercial Services & Supplies	L+5.25% (6.25%), 10/2/2020	18,454	18,196	18,454	1.1%
Chicken Soup for the Soul Publishing, LLC(z)(ab) 132 East Putnam Avenue Cos Cob, CT 06807	Publishing	L+6.00% (7.25%), 1/8/2019	29,700	29,419	29,850	2.0%
Clover Technologies Group, LLC(aa) 2700 W Higgins Road Hoffman Estates, IL 60169	Commercial Services & Supplies	L+4.50% (5.50%), 5/8/2020	11,443	11,451	11,099	0.7%
ConvergeOne Holdings Corp.(aa) 175B Rennell Drive Southport, CT 06890	Diversified Consumer Services	L+5.00% (6.00%), 6/17/2020	13,399	13,280	13,332	0.8%
Creative Circle, LLC(z)(aa) 5900 Wilshire Blvd. Los Angeles, CA 90036	Professional Services	L+4.50% (5.50%), 6/25/2020	11,923	11,818	11,833	0.7%
Danish CRJ LTD.(a)(p) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense	13.50%	181	181	181	—%
Eagle Rx, LLC(z) 1480 Imperial Way West Deptford, NJ 08066	Health Care Providers & Services	L+6.00% (7.00%), 8/15/2019	15,820	15,750	15,823	1.0%
ECI Acquisition Holdings, Inc.(k)(z) 4400 Alliance Gateway Freeway Fort Worth, TX 76177	Technology – Enterprise Solutions	L+6.25% (7.25%), 3/11/2019	13,065	13,012	12,846	0.8%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
ERG Holding Company(z)(ad) 12 New Providence Road Watchung, NJ 07069	Health Care Providers & Services	L+6.75% (8.00%), 4/4/2019	14,504	14,271	14,132	0.9%
Excelitas Technologies Corp.(aa) 200 West St. Waltham, MA 02451	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 11/2/2020	10,100	10,133	10,138	0.6%
GK Holdings, Inc.(aa) 9000 Regency Parkway Cary, NC 27518	Professional Services	L+5.50% (6.50%), 1/20/2021	3,990	3,951	3,990	0.2%
GTCR Valor Companies, Inc.(z)(aa) 300 North LaSalle St. Chicago, IL 60654	Software	L+5.00% (6.00%), 5/30/2021	32,818	32,122	32,592	2.0%
Hanna Anderson, LLC(z) 1010 NW Flanders Portland, OR 97209	Retailers (except food & drug)	L+7.25% (8.25%), 4/21/2019	14,438	14,320	14,705	0.9%
Henniges Automotive Holdings, Inc.(aa) 2750 High Meadow Circle Auburn Hill, MI 48326	Automotive	L+5.00% (6.00%), 6/12/2021	9,918	9,828	9,955	0.6%
Icynene US Acquisition Corp.(h)(z)(ac) 1 Maritime Plaza San Francisco, CA 94111	Building Products	L+6.25% (7.25%), 11/4/2020	26,000	25,512	25,627	1.6%
ILC Dover LP(z) 1 Moonwalker Road Frederica, DE 19946-2080	Aerospace & Defense	L+7.00% (8.00%), 3/20/2020	14,625	14,564	13,871	0.9%
InMotion Entertainment Group, LLC(z)(ae) 4801 Executive Park Court Jacksonville, FL 32216	Retailers (except food & drug)	L+7.75% (9.00%), 10/1/2018	11,427	11,266	11,570	0.7%
IntegraMed America, Inc.(z) 2 Manhattanville Road Purchase, NY 10577	Health Care Providers & Services	L+7.25% (8.50%), 9/20/2017	3,734	3,693	3,636	0.2%
Integrity Nutraceuticals, Inc.(z)(ab) 3005 Parkfield Loop South Spring Hill, TN 37174	Food Products	L+9.50% (10.50%), 4/28/2019	35,000	34,439	30,751	2.0%
IPC Corp.(aa) 3 Second Street Plaza Jersey City, NJ 07311	Telecommunications	L+5.50% (6.50%), 8/6/2021	12,000	11,647	12,060	0.7%
Jackson Hewitt, Inc.(aa) 3 Sylvan Way #301 Parsippany, NJ 07054	Diversified Consumer Services	L+8.50% (10.00%), 10/16/2017	7,857	7,810	7,817	0.5%
Jefferson Gulf Coast Energy Partners LLC 9595 Six Pines Drive The Woodlands, TX 77380	Transportation Infrastructure	L+8.00% (9.00%), 2/27/2018	17,910	17,771	17,373	1.1%
K2 Pure Solutions NoCal, L.P.(z) 9000 Glenlyon Parkway Burnaby, BC Canada V5J 5J8	Chemicals	L+7.00% (8.00%), 8/19/2019	9,813	9,668	9,612	0.6%
Kahala Ireland OpCo LLC(a)(o)(ai) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	54,421	54,421	54,421	3.5%
Kahala US OpCo LLC(o)(ai) 405 Park Avenue New York, NY 10022	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	2,359	2,359	2,359	0.1%
Land Holdings I, LLC 4063 Ginger Drive D’lberville, MS 39540	Hotels, Restaurants & Leisure	12.00%, 6/26/2019	30,000	29,490	30,675	2.0%
Liquidnet Holdings, Inc.(a)(z)(aa) 498 Seventh Avenue New York, NY 10018	Capital Markets	L+6.75% (7.75%), 5/22/2019	7,959	7,912	7,681	0.5%
MCS AMS Sub-Holdings LLC(aa) 311 Sinclair Road Bristol, PA 19007	Real Estate Management & Development	L+6.00% (7.00%), 10/15/2019	13,875	13,488	12,210	0.8%
Miller Heiman, Inc.(z)(aa) 10509 Professional Circle Reno, NV 89521	Media	L+5.75% (6.75%), 9/30/2019	18,271	17,797	17,632	1.1%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
Motorsports Aftermarket Group, Inc.(z)(aa) 17771 Mitchell North Irvine, CA 92614	Automotive	L+4.00% (5.00%), 5/14/2021	24,813	23,285	20,842	1.3%
National Technical Systems, Inc.(v)(z) 36 Gilbert St. South Tinton Falls, NJ 07724	Professional Services	L+5.50% (6.75%), 11/22/2018	25,593	25,457	25,399	1.6%
New Media Holdings II, LLC(a)(z) 3213 West Wheeler St. Seattle, WA 98199	Publishing	L+6.25% (7.25%), 6/3/2020	8,905	8,751	8,816	0.5%
NextCare, Inc.(m)(z)(ab) 2550 N. Thunderbird Circle Mesa, AZ 85215	Health Care Providers & Services	L+5.75% (7.00%), 10/10/2017	21,148	20,993	20,746	1.3%
NextSteppe Inc. 400 East Jamie Court South San Francisco, CA 94080	Chemicals	13.00%, 3/30/2018	10,000	9,800	9,800	0.6%
North Atlantic Trading Company, Inc.(z)(aa) 5201 Interchange Way Louisville, KY 40229	Food Products	L+6.50% (7.75%), 1/13/2020	19,757	19,709	19,461	1.2%
OH Acquisition, LLC(a)(z) 10 S. Riverside Plaza Chicago, IL 60606	Banking, Finance, Insurance & Real Estate	L+6.25% (7.25%), 8/29/2019	7,462	7,429	7,399	0.5%
Orchid Underwriters Agency, LLC(af) 1201 19th Place Vero Beach, FL 32960	Banking, Finance, Insurance & Real Estate	10.00%, 11/6/2019	14,925	14,719	14,706	0.9%
Otter Box Holdings, Inc.(aa) 209 South Meldrum St. Fort Collins, CO 80521	Electronic Equipment, Instruments & Components	L+4.75% (5.75%), 6/3/2020	8,424	8,372	8,368	0.5%
PeopLease Holdings, LLC(d)(z) 210 Wingo Way Mt. Pleasant, SC 29464	Commercial Services & Supplies	L+13.00% (14.00%), 12/26/2018	10,000	9,850	11,634	0.7%
PGX Holdings, Inc.(z) 330 North Cutler Drive North Salt Lake, UT 84054	Transportation Infrastructure	L+5.25% (6.25%), 9/29/2020	10,862	10,763	10,917	0.7%
Premier Dental Services, Inc.(z)(aa) 530 South Main St. Orange, CA 92868	Health Care Providers & Services	L+5.00% (6.00%), 11/1/2018	24,678	24,576	22,457	1.4%
Pre-Paid Legal Services, Inc.(aa) 1 Pre-Paid Way Ada, OK 74820	Diversified Consumer Services	L+5.00% (6.25%), 7/1/2019	8,820	8,895	8,805	0.5%
Pride Plating, Inc.(z) 128 West 154th St. Gardena, CA 90248	Aerospace & Defense	L+5.50% (6.50%), 6/13/2019	9,809	9,744	9,621	0.6%
RedPrairie Corp.(aa) 14400 N. 87th St. Scottsdale, AZ 85260	Software	L+5.00% (6.00%), 12/21/2018	13,321	13,305	13,108	0.8%
Resco Products, Inc.(z) 2 Penn Center West Pittsburgh, PA 15276	Steel	L+6.00% (6.25%), 9/7/2016	10,000	9,921	9,785	0.6%
Riverbed Technology, Inc. (aa) 680 Folsom St. San Francisco, CA 94107	Technology – Enterprise Solutions	L+5.00% (6.00%), 4/24/2022	10,000	9,950	10,090	0.6%
RVNB Holdings, Inc. (dba All My Sons Moving & Storage)(f) 2400 Old Mill Road Carrollton, TX 75007	Freight & Logistics	L+7.75% (8.75%), 2/25/2020	24,283	23,805	23,796	1.5%
Squan Holding Corp.(n)(z) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services	L+7.75% (8.75%), 10/9/2019	23,000	22,583	22,567	1.4%
STG-Fairway Acquisitions, Inc.(aa) 1 Concourse Parkway NE Atlanta, GA 30328	Professional Services	L+5.00% (6.25%), 2/28/2019	11,785	11,748	11,711	0.7%
SunGard Availability Services Capital, Inc.(aa) 680 East Swedesford Road Wayne, PA 19087	Business Equipment & Services	L+5.00% (6.00%), 3/29/2019	9,900	9,817	8,662	0.5%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
Taqua, LLC 740 E. Campbell Road Richardson, TX 75081	Wireless Telecommunication Services	L+9.00% (10.00%), 7/31/2019	13,825	13,585	12,843	0.8%
Tax Defense Network, LLC(j)(z) 13901 Sutton Park Drive South Jacksonville, FL 32224	Diversified Consumer Services	L+8.50% (9.50%), 8/28/2019	23,600	23,184	23,249	1.4%
The Tennis Channel Holdings, Inc.(ab)(aj) 2850 Ocean Park Blvd. Santa Monica, CA 90405	Media	L+8.50% (8.75%), 5/29/2017	15,903	15,638	15,298	0.9%
Total Outdoor Holdings Corp. 414 Stewart St. Seattle, WA 98101	Advertising	L+10.00% (11.00%), 8/28/2019	20,000	19,647	20,000	1.2%
Transportation Insight, LLC(z) 328 1st Avenue Northwest Hickory, NC 28601	Freight & Logistics	L+5.25% (6.25%), 9/30/2019	15,600	15,389	15,194	0.9%
Trinity Consultants Holdings, Inc.(z) 12770 Merit Drive Dallas, TX 75251	Business Equipment & Services	L+6.75% (7.75%), 2/15/2020	15,000	14,902	14,980	0.9%
Trojan Battery Company, LLC(z)(aa) 12380 Clark St. Santa Fe Springs, CA 90670	Automotive	L+4.75% (5.75%), 6/12/2021	10,169	10,078	10,093	0.6%
U.S. Farathane, LLC(aa) 2700 High Meadow Circle Auburn Hills, MI 48326	Automotive	L+5.75% (6.75%), 12/23/2021	11,850	11,617	11,969	0.7%
United Central Industrial Supply Company, LLC(z)(aa) 1241 Volunteer Parkway Bristol, TN 37620	Commercial Services & Supplies	L+6.25% (7.50%), 10/9/2018	8,797	8,697	7,654	0.5%
US Shipping LLC(aa) 399 Thornall St. Edison, NJ 08837	Marine	L+4.50% (5.50%), 4/30/2018	10,014	10,144	9,939	0.6%
Sub Total Senior Secured First Lien Debt				$1,032,866	$1,022,721	63.4%
Senior Secured Second Lien Debt – 16.9%(b)
Ability Networks Inc.(ab) 100 North 6th St. Minneapolis, MN 55403	Health Care Providers & Services	L+8.25% (9.25%), 5/16/2022	12,050	11,942	11,929	0.7%
Acrisure, LLC 5664 Prairie Creek Drive SE Caledonia, MI 49316	Banking, Finance, Insurance & Real Estate	L+10.50% (11.50%), 3/31/2020	11,500	11,283	11,395	0.7%
Appriss Holdings, Inc. 10401 Linn Station Road Louisville, KY 40223	Business Equipment & Services	L+8.25% (9.25%), 5/21/2021	15,000	14,787	14,777	0.9%
Boston Market Corporation(ab) 14103 Denver W Pkwy Golden, CO 80401	Hotels, Restaurants & Leisure	L+7.63% (8.63%), 12/16/2018	14,763	14,599	14,726	0.9%
CIG Financial, LLC(a)(ah) 6 Executive Circle Irvine, CA 92614	Consumer Finance	10.50%, 6/30/2019	15,000	14,873	14,809	0.9%
CPX Interactive Holdings, LP(ai) 1441 Broadway New York, NY 10018	Publishing	L+10.00% (13.00%), 3/26/2018	20,306	19,248	18,922	1.3%
CREDITCORP(ab) 537 Inman St. W. Cleveland, TN 37311	Consumer Finance	12.00%, 7/15/2018	13,250	13,187	11,793	0.7%
Epic Health Services, Inc. 5220 Spring Valley Road, Dallas, TX 75254	Health Care Providers & Services	L+8.25% (9.25%), 8/17/2021	10,000	9,853	9,916	0.6%
High Ridge Brands Co.(ab) 5 High Ridge Park Road Stamford, CT 06905	Retailers (except food & drug)	L+8.50% (9.50%), 4/11/2020	22,500	22,217	22,309	1.4%
Interblock USA L.C.(ab) 711 Pilot Road Las Vegas, NV, 89119	Electronic Equipment, Instruments & Components	L+8.75% (9.75%), 3/28/2018	23,000	22,655	22,815	1.4%
J. C. Bromac Corporation (dba EagleRider, Inc.) 11860 S. La Cienega Blvd. Los Angeles, CA 90250	Hotels, Restaurants & Leisure	L+9.00% (10.00%), 8/11/2019	15,000	14,763	14,810	0.9%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
K&N Engineering, Inc.(l)(ab) 1455 Curtis St. Riverside, CA 92507	Automotive	L+8.63% (9.63%), 7/11/2020	13,000	12,742	12,680	0.8%
Linc Energy Finance USA, Inc.(ab) 1000 Louisiana St. Houston, TX 77002	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,903	3,193	0.2%
NCP Finance Limited Partnership(aa)(ab) 100 East Third St. Dayton, OH 45402	Consumer Finance	L+9.75% (11.00%), 10/1/2018	17,734	17,587	17,512	1.1%
Noosa Acquirer, Inc. 4120 North County Road Bellvue, CO 80512	Food Products	L+5.25% (6.25%), 11/21/2020	25,000	24,647	24,638	1.6%
Sage Automotive Holdings, Inc. 3 Research Drive Greenville, SC 29607	Auto Components	L+8.00% (9.00%), 10/8/2021	13,000	12,878	12,870	0.8%
Schulman Associates Institutional Review Board, Inc. 4445 Lake Forest Drive Cincinnati, OH 45242	Health Care	L+8.00% (9.00%), 6/3/2021	17,000	16,677	16,637	1.0%
Surgery Center Holdings, Inc.(aa) One Healthsouth Parkway Birmingham, AL 35243	Healthcare & Pharmaceuticals	L+7.50% (8.50%), 11/3/2021	10,000	9,906	9,858	0.6%
Zimbra, Inc.(ab) 3000 Internet Blvd. Frisco, TX 75034	Software	10.75%, 7/1/2016	6,000	5,987	7,171	0.4%
Sub Total Senior Secured Second Lien Debt				$278,734	$272,760	16.9%
Subordinated Debt – 4.8%(b)
Gold, Inc.(d)(ab) 18245 East 40th Avenue Aurora, CO 80011	Textiles, Apparel & Luxury Goods	12.00%, 6/30/2019	12,163	11,978	11,824	0.7%
Park Ave RE Holdings, LLC(d)(o)(ai) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development	L+8.00% (13.00%), 12/29/2017	22,637	22,637	22,637	1.5%
S.B. Restaurant Co., Inc.(e)(t) 14241 Firestone Blvd. La Mirada, CA 90638	Hotels, Restaurants & Leisure	1/10/2018	4,050	3,974	—	—%
S.B. Restaurant Co., Inc. – Senior Subordinated Debt(e)(t) 14241 Firestone Blvd. La Mirada, CA 90638	Hotels, Restaurants & Leisure	1/10/2018	134	88	—	—%
Steel City Media(ai) 650 Smithfield St. Pittsburgh, PA 15222	Media	12.00%, 3/29/2020	20,202	19,828	20,134	1.2%
Visionary Integration Professionals, LLC(ab)(ai) 80 Iron Point Circle Folsom, CA 95630	IT Services	13.00%, 12/3/2018	11,295	10,396	9,423	0.6%
Xplornet Communications, Inc.(a)(ai) 300 Lockhart Mill Road Woodstock, NB Canada E7M 6B5	Diversified Telecommunication Services	13.00%, 10/25/2020	11,350	11,350	11,579	0.7%
Zimbra, Inc. 3000 Internet Blvd. Frisco, TX 75034	Software	12.00%, 7/10/2018	2,000	2,000	1,750	0.1%
Sub Total Subordinated Debt				$82,251	$77,347	4.8%
Collateralized Securities – 25.4%(b)
B&M CLO 2014-1, LTD. Subordinated Notes(a)(p) 333 South Hope St. Los Angeles, CA 90071	Diversified Investment Vehicles	4/16/2026	40,250	31,789	30,197	1.9%
CVP Cascade CLO, LTD. Subordinated Notes(a)(p) 49 West Putnam Avenue Greenwich, CT 06830	Diversified Investment Vehicles	1/16/2026	31,000	22,535	22,150	1.4%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
CVP Cascade CLO-2, LTD. Subordinated Notes(a)(p) 49 West Putnam Avenue Greenwich, CT 06830	Diversified Investment Vehicles	7/18/2026	35,250	26,715	25,964	1.6%
Fifth Street Senior Loan Fund I, LLC – 1A Class F(a)(p) 10 Bank Street White Plains, NY 10606	Diversified Investment Vehicles	1/19/2027	10,728	8,816	8,823	0.5%
Fifth Street Senior Loan Fund I, LLC – 2015-1A Subordinated Notes(a) 10 Bank Street White Plains, NY 10606	Diversified Investment Vehicles	L+7.50%, 1/19/2027	30,575	26,832	26,288	1.7%
Figueroa CLO 2014-1, LTD. Subordinated Notes(a)(p) 865 South Figueroa St. Los Angeles, CA 90017	Diversified Investment Vehicles	1/15/2027	35,057	27,864	25,612	1.6%
MCF CLO V Warehouse LLC(a) 7255 Woodmont Avenue Bethesda, MD 20814	Diversified Investment Vehicles	3/19/2020	23,486	23,486	23,486	1.5%
MidOcean Credit CLO II, LLC(a)(p) 320 Park Avenue New York, NY 10022	Diversified Investment Vehicles	1/29/2025	37,600	31,942	30,997	1.9%
MidOcean Credit CLO III, LLC(a)(p) 320 Park Avenue New York, NY 10022	Diversified Investment Vehicles	7/21/2026	40,250	33,908	34,100	2.1%
MidOcean Credit CLO IV, LLC(a)(p) 320 Park Avenue New York, NY 10022	Diversified Investment Vehicles	4/15/2027	21,500	18,500	18,407	1.1%
NewStar Arlington Senior Loan Program LLC Subordinated Notes(a)(p) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	7/25/2025	31,603	29,514	29,149	1.8%
Ocean Trails CLO V, LTD.(a)(p) 633 West 5th St. Los Angeles, CA 90071	Diversified Investment Vehicles	10/13/2026	40,518	35,840	33,053	2.0%
OFSI Fund VI, Ltd. Subordinated Notes(a)(p) 2850 West Golf Road Rolling Meadows, IL 60008	Diversified Investment Vehicles	3/20/2025	38,000	31,500	31,345	1.9%
Related Fee Agreements(a)(p)(s)	Diversified Investment Vehicles		—	17,049	16,707	1.1%
Silver Spring CLO, Ltd.(a)(p) 281 Tresser Blvd. Stamford, CT 06901	Diversified Investment Vehicles	10/15/2026	31,500	29,701	27,347	1.7%
WhiteHorse VIII, Ltd. CLO Subordinated Notes(a)(p) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	5/1/2026	36,000	27,625	26,408	1.6%
Sub Total Collateralized Securities				$423,616	$410,033	25.4%
Equity/Other – 12.7%(b)
Basho Technologies, Inc. – Series G Senior Participating Preferred Stock Warrant(e) 10900 NE 8th Street Bellevue, WA 98004	Software		306	$—	$306	—%	100.0%
Basho Technologies, Inc. – Series G Senior Preferred Stock(e) 10900 NE 8th Street Bellevue, WA 98004	Software		$2,040	2,000	2,000	0.1%	8.1%
Carlyle GMS Finance, Inc.(a)(i) 520 Madison Avenue New York, NY 10022	Diversified Investment Vehicles		$3,660	3,660	3,532	0.2%	0.9%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares(d)(e)(u) 1441 Broadway New York, NY 10018	Publishing	8.00%	$6,000	6,000	6,493	0.4%	4.0%
CPX Interactive Holdings, LP – Warrants(e)(u) 1441 Broadway New York, NY 10018	Publishing		317	1,087	868	0.1%	1.3%
Crowley Holdings, Inc. – Series A Preferred Stock(ai) 9487 Regency Square Blvd. Jacksonville, FL 32225	Marine	12.00%	$25,646	25,646	25,701	1.6%	12.5%
Danish CRJ LTD.(a)(e)(p)(r) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		$5	1	7	—%	89.5%
Evolution Research Group – Preferred Equity(e) 12 New Providence Road Watchung, NJ 07069	Health Care Providers & Services	8.00%	$500	500	376	—%	1.1%
HIG Integrity Nutraceuticals(e)(u) 3005 Parkfield Loop South Spring Hill, TN 37174	Food Products		1,567	1,630	—	—%	4.2%
Kahala Ireland OpCo LLC – Common Equity(a)(e)(o)(y) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		$—	—	7,550	0.5%	89.5%
Kahala Ireland OpCo LLC – Profit Participating Note(a)(e)(o)(y) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		3,250	3,070	3,250	0.2%	89.5%
Kahala US OpCo LLC(o)(x) 405 Park Avenue New York, NY 10022	Aerospace & Defense	13.00%	4,413	4,521	4,984	0.3%	89.5%
MBLOX Inc. – Warrants(e) 1901 S. Bascom Avenue Campbell, CA 95008	Internet Software & Services		1,531	—	—	—%	40.0%
NMFC Senior Loan Program I, LLC(a)(p) 787 7th Avenue New York, NY 10019	Diversified Investment Vehicles		$50,000	50,000	49,371	3.1%	53.8%
Orchid Underwriters Agency, LLC(e)(u) 1201 19th Place Vero Beach, FL 32960	Banking, Finance, Insurance & Real Estate		$500	500	439	—%	0.8%
Park Ave Holdings, LLC – Common Shares(e)(o)(w) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development	8.00%	7,900	1,228	5,062	0.3%	100.0%
Park Ave Holdings, LLC – Preferred Shares(o)(w) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development	8.00%	27	13,319	13,319	0.8%	100.0%
PennantPark Credit Opportunities Fund II, LP(a)(g)(p) 590 Madison Avenue New York, NY 10022	Diversified Investment Vehicles		$10,000	10,000	11,028	0.7%	2.0%
S.B. Restaurant Co., Inc. – Warrants(e) 14241 Firestone Blvd. La Mirada, CA 90638	Hotels, Restaurants & Leisure		—	—	—	—%	34.8%
SkyCross Inc. – Warrants(e) 7302 Putter Lane San Antonio, Texas 78244	Electronic Equipment, Instruments & Components		2,254	—	—	—%	0.9%
South Grand MM CLO I, LLC(a)(p)(ag) 1301 Avenue of the Americas New York, NY 10019	Diversified Investment Vehicles		$30,624	30,173	30,624	1.9%	90.0%

Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets	% of Class Held(aj)
Squan Holdings Corp. – Class A Common Stock(e)(u) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services		1,150	$12	$71	—%	5.6%
Squan Holdings Corp. – Series A Preferred Stock(e)(u) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services		1	1,139	1,182	0.1%	4.0%
Tax Defense Network, LLC(e)(u) 13901 Sutton Park Drive South Jacksonville, FL 32224	Diversified Consumer Services		$425	425	602	—%	4.7%
Tennenbaum Waterman Fund, L.P.(a) 2951 28th St. Santa Monica, CA 90405	Diversified Investment Vehicles		$10,000	10,000	10,751	0.7%	10.0%
The SAVO Group, Ltd. – Warrants(e) 155 N. Upper Wacker Dr Chicago, IL 60606	Internet Software & Services		138	—	—	—%	25.0%
THL Credit Greenway Fund II LLC(a)(p) 100 Federal St. Boston, MA 02110	Diversified Investment Vehicles		$18,316	18,316	18,651	1.2%	12.4%
Visionary Integration Professionals, LLC – Warrants(e)(u) 80 Iron Point Circle Folsom, CA 95630	IT Services		657	911	592	—%	4.5%
World Business Lenders, LLC(e) 120 West 45th St. New York, NY 10036	Consumer Finance		923	3,750	4,171	0.3%	7.5%
Xplornet Communications Inc. – Warrants(a)(e) 300 Lockhart Mill Road Woodstock, NB Canada E7M 6B5	Diversified Telecommunication Services		10	—	2,296	0.1%	2.1%
Zimbra, Inc. – Warrants (Second Lien Debt)(e) 3000 Internet Blvd. Frisco, TX 75034	Software		671	—	68	—%	2.1%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)(e) 3000 Internet Blvd. Frisco, TX 75034	Software		1,000	—	1,075	0.1%	2.1%
Sub Total Equity/Other				$187,888	$204,369	12.7%
TOTAL INVESTMENTS – 123.2%(b)				$2,005,355	$1,987,230	123.2%

(a)	All of the Company's investments, except the investments noted by this footnote, are in eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”).
(b)	Percentages are based on net assets of $1,613.07 million as of March 31, 2015.
(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act. (See Note 3 to the financial statements).
(d)	As of March 31, 2015, the company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be PIK.
(e)	Non-income producing at March 31, 2015.
(f)	The Company has committed to fund a revolver term loan of $0.9 million in RVNB Holdings, Inc. The remaining commitment as of March 31, 2015 was $0.5 million.
(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.
(h)	The Company has committed to fund a revolver term loan of $5.0 million in Icynene US Acquisition Corp. The remaining commitment as of March 31, 2015 was $3.0 million.
(i)	The Company has committed to fund $10.0 million in Carlyle GMS Finance, Inc. The remaining commitment as of March 31, 2015 was $6.3 million.

(j)	The Company has committed to fund a delayed draw term loan of $4.0 million in Tax Defense Network, LLC. The remaining commitment as of March 31, 2015 was $3.8 million.
(k)	The Company has committed to fund a delayed draw term loan of $2.6 million in ECI Acquisition Holdings, Inc. The remaining commitment as of March 31, 2015 was $1.8 million.
(l)	The Company has committed to fund a delayed draw term loan of $5.0 million in K & N Engineering, Inc. The remaining commitment as of March 31, 2015 was $5.0 million.
(m)	The Company has committed to fund a delayed draw term loan of $9.7 million in NextCare, Inc. The remaining commitment as of March 31, 2015 was $2.9 million.
(n)	The Company has committed to fund a delayed draw term loan of $10.0 million in Squan Holding Corp. The remaining commitment as of March 31, 2015 was $10.0 million.
(o)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company.
(p)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities
(q)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act,“Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments. The Company classifies all investments within the Consolidated Schedule of Investments which are not classified as Control Investments or Affiliated Investments as Non-affiliated Investments.
(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.
(s)	Related Fee Agreements consists of one investment with a fair value of $1,222 thousand that is classified as a Non-affiliated Investment and seven investments with a total fair value of $15,485 thousand that are classified as Affiliated Investments.
(t)	The investment is on non-accrual status as of March 31, 2015.
(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.
(v)	The Company has committed to fund a delayed draw term loan of $7.5 million in National Technical Systems, Inc. The remaining commitment as of March 31, 2015 was $0.5 million.
(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.
(x)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.
(y)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo LLC.
(z)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(aa)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ab)	The Company's investment or a portion thereof is pledged as collateral under the Deutsche Bank Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ac)	The Company has committed to fund a delayed draw term loan of $5.0 million in Icynene US Acquisition Corp. The remaining commitment as of March 31, 2015 was $5.0 million.
(ad)	The Company has committed to fund a delayed draw term loan of $20.2 million in ERG Holding Company. The remaining commitment as of March 31, 2015 was $20.2 million.
(ae)	The Company has committed to fund a delayed draw term loan of $2.2 million in InMotion Entertainment Group, LLC. The remaining commitment as of March 31, 2015 was $0.4 million.
(af)	The Company has committed to fund a delayed draw term loan of $4.0 million in Orchid Underwriters Agency, LLC. The remaining commitment as of March 31, 2015 was $4.0 million.
(ag)	The Company has committed to fund $35.0 million in South Grand MM CLO I, LLC. The remaining commitment as of March 31, 2015 was $6.1 million.

(ah)	The Company has committed to fund a delayed draw term loan of $5.0 million in CIG Financial, LLC. The remaining commitment as of March 31, 2015 was $5.0 million.
(ai)	For the three months ended March 31, 2015, the following investments paid or have the option to pay a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	—%	13.00%	13.00%
Kahala US OpCo LLC	Senior Secured First Lien Debt	—%	13.00%	13.00%
PeopLease Holdings, LLC	Senior Secured First Lien Debt	14.00%	—%	14.00%
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	5.75%	3.00%	8.75%
CPX Interactive Holdings, LP	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%
Steel City Media	Subordinated Debt	12.00%	2.00%	14.00%
Visionary Integration Professionals, LLC	Subordinated Debt	11.00%	2.00%	13.00%
Xplornet Communications, Inc.	Subordinated Debt	—%	13.00%	13.00%
Crowley Holdings, Inc. — Series A Preferred Stock	Equity/Other	10.00%	2.00%	12.00%
(aj)	Percentage of class held is calculated on a fully diluted basis and is based on the best available information at the time of calculation.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors.

Board of Directors and Executive Officers

Our board of directors consists of five members, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act of 2002.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors.

Name	Age	Director Since	Expiration of Current Term
Interested Directors
Peter M. Budko	55	2014	2015 Annual Meeting
William M. Kahane	67	2010	2015 Annual Meeting
Independent Directors
Leslie D. Michelson	64	2011	2015 Annual Meeting
Randolph C. Read	62	2014	2015 Annual Meeting
Edward G. Rendell	71	2011	2015 Annual Meeting

Executive Officers and Chief Compliance Officer

The following persons serve as our executive officers and Chief Compliance Officer:

Name	Age	Position(s) Held with the Company	Officer Since
Peter M. Budko	55	Chairman and Chief Executive Officer	2010
Robert K. Grunewald	52	President, Chief Investment Officer and Chief Operating Officer	2012
Nicholas Radesca	49	Chief Financial Officer, Treasurer and Secretary	2013
Thomas Riley	44	Chief Compliance Officer	2015

The address for each director and officer of the Company is c/o Business Development Corporation of America, 405 Park Avenue, 14th Floor, New York, NY 10022.

Biographical Information

Interested Directors:

Peter M. Budko has served as a director and chairman of the board of directors of our company since December 2014, chief executive officer of our company since November 2014, and has served president of our company from April 2012 until November 2014 and as the chief operating officer of the company from January 2011 until November 2014. Mr. Budko has served as the chief executive officer of our Adviser since June 2010. He also served as the chief investment officer of our company from May 2010 until April 2012. Mr. Budko has also served as president and chief operating officer of Business Development Corporation of America II, or BDCA II, and as chief executive officer of its adviser since May 2014, as BDCA II’s chief executive officer since November 2014, as an executive officer of ARC RFT and ARC RFT’s advisor since their formation in November 2012, and as chief investment officer and a director of RCS Capital Corporation (“RCAP”) since February 2013. Mr. Budko has been a principal and a member of the investment committee of the adviser to BDCA Venture, Inc. (a publicly-listed BDC), or BDCV, BDCA Venture Adviser, LLC, or BDCV Adviser, since July 2014. Mr. Budko was a founding partner of our Sponsor and serves or has served in various executive capacities among other public, non-traded investment programs currently or formerly sponsored by our Sponsor. Mr. Budko founded and formerly served as managing director and group head of the Structured Asset Finance Group, a division of Wachovia Capital Markets from 1997 to 2006. As head of this group, Mr. Budko had responsibility for a diverse platform of structured financial and credit products, including commercial asset securitization; net lease credit financing and acquisitions; structured tax free asset exchange solutions and qualified intermediary services for real estate exchange investors. While at Wachovia, Mr. Budko acquired over $5 billion of assets. From 1987 to 1997, Mr. Budko worked in the Private Placement and Corporate Real Estate Finance Groups at NationsBank Capital Markets (predecessor to Bank of America Securities), becoming head of the Corporate Real Estate Finance group in 1990. Within the Private Placement group, Mr. Budko was responsible for the origination, structuring and placement of highly structured debt offerings by corporate issuers within NationsBank. Mr. Budko received a B.A. in Physics from the University of North Carolina.

We believe that Mr. Budko’s current experience as an executive officer of our company, the Adviser, BDCA II and its adviser, BDCV Adviser, ARC RFT and ARC RFT’s advisor, as an executive officer and director of RCAP, as founding partner of our Sponsor and his experience in various executive capacities among other public, non-traded investment programs currently or formerly sponsored by our Sponsor, and significant prior financial services experience, make him well qualified to serve as our chairman of our board of directors.

William M. Kahane has been an interested director of our company since our formation in May 2010 and, until March 2012, was president of our company. Mr. Kahane served as the president and chief operating officer of our Adviser from its formation in June 2010 until March 2012. Mr. Kahane has also served as a director of BDCA II since its formation in April 2014. Mr. Kahane was appointed as a director and as the executive chairman of the board of directors of American Realty Capital New York City REIT II, Inc. in January 2015. Mr. Kahane has served as the chief executive officer and president of American Realty Capital Daily Net Asset Value Trust, Inc. (“ARC DNAV”), the ARC DNAV advisor and the ARC DNAV property manager since November 2014 and was appointed as a director and as chairman of the board of directors of ARC DNAV in December 2014. Mr. Kahane also previously served as a director of ARC DNAV from September 2010 until March 2012 and as chief operating officer and secretary of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from November 2014 until December 2014. Mr. Kahane has served as an executive officer of American Realty Capital Trust V, Inc. (“ARCT V”), the ARCT V advisor and the ARCT V property manager since November 2014 and in December 2014 was appointed as chief executive officer. Mr. Kahane was appointed as a director and as chairman of the board of directors of ARCT V in February 2015. Mr. Kahane has served as chief executive officer of AR Capital Acquisition Corp. since August 2014. Mr. Kahane was an interested trustee and chairman of the board of trustees for the American Real Estate Income Fund, a closed-end interval fund, from May 2012 until April 2015. Mr. Kahane has served as a director of American Realty Capital New York City REIT, Inc. (“ARC NYCR”) since its formation in December 2013 and was appointed as executive chairman in December 2014. Mr. Kahane served as chief operating officer, treasurer and secretary of American Realty Capital Global Trust,

Inc. (“ARC Global”), the ARC Global advisor and the ARC Global property manager from October 2014 until February 2015 and was appointed executive chairman of the board of directors of ARC Global in February 2015. Mr. Kahane was appointed as a director and executive chairman of the board of directors of American Realty Capital Global Trust II, Inc. (“ARC Global II”) in December 2014 and previously served as the chief operating officer, treasurer and secretary of ARC Global II, the ARC Global II advisor and the ARC Global II property manager from October 2014 until December 2014. Mr. Kahane was appointed a director of American Realty Capital Hospitality Trust, Inc. (“ARC HOST”) in February 2014 and was appointed as executive chairman in December 2014. Mr. Kahane previously served as the chief executive officer and president of ARC HOST from August 2013 to November 2014. Mr. Kahane has served as a director of RFT since November 2014 and was appointed as chairman in December 2014. Mr. Kahane has served as a director of American Realty Capital — Retail Centers of America, Inc. (“ARC RCA”) since its formation in July 2010 and also served as an executive officer of ARC RCA and the ARC RCA advisor from their respective formations in July 2010 and May 2010 until March 2012, and from November 2014 to December 2014, Mr. Kahane served as chief operating officer and secretary of ARC RCA and the ARC RCA advisor. Mr. Kahane has served as the president of ARC RCA and the ARC RCA advisor since November 2014 and was appointed as the chairman of the board of directors of ARC RCA and the chief executive officer of ARC RCA and the ARC RCA advisor in December 2014. Mr. Kahane was appointed as a director and as the chairman of the board of directors of American Realty Capital - Retail Centers of America II, Inc. (“ARC RCA II”) in December 2014 and has served as chief executive officer of ARC RCA II and the ARC RCA II advisor since November 2014. Mr. Kahane has served as the president of ARC RCA II and the ARC RCA II advisor since October 2014. Mr. Kahane served as chief operating officer and secretary of ARC RCA II and the ARC RCA II advisor from October 2014 to December 2014. Mr. Kahane was appointed as a director and executive chairman of the board of directors of American Realty Capital Healthcare Trust III, Inc. (“ARC HT III”) in December 2014. Mr. Kahane has also served as a director of New York Recovery REIT, Inc. (“NYRT”) since its formation in October 2009 and was appointed as executive chairman in December 2014. Mr. Kahane also previously served as president and treasurer of NYRT from its formation in October 2009 until March 2012. Mr. Kahane served as a director of American Realty Capital Healthcare Trust, Inc., (“ARC HT”) from its formation in August 2010 until January 2015 when ARC HT closed its merger with Ventas, Inc. Mr. Kahane previously served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager from their respective formations in August 2010 until March 2012. Mr. Kahane has served as a director of American Realty Capital Healthcare Trust II, Inc. (“ARC HT II”) since March 2013 and served as executive chairman from December 2014 until February 2015. Mr. Kahane served as a director of American Realty Capital Properties, (“ARCP”) from February 2013 to June 2014. He also served as a director and executive officer of ARCP from December 2010 until March 2012. Additionally, Mr. Kahane served as an executive officer of ARCP’s former manager from November 2010 until March 2012. Mr. Kahane served as an executive officer of American Realty Capital Trust, Inc. (“ARCT”), the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation (“Realty Income”) in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane served as an executive officer of American Realty Capital Trust III, Inc. (“ARCT III”), the ARCT III advisor, and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as a director of Phillips Edison Grocery Center REIT II, Inc. from August 2013 until January 2015. Mr. Kahane also has been the interested director of BDCA II since April 2014. Mr. Kahane served as a director of RCAP from February 2013 until December 2014, and served as chief executive officer of RCAP from February 2013 until September 2014. Mr. Kahane served as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. from February 2014 until December 2014, and served as a director of Cole Credit Property Trust, Inc. from May 2014 until February 2014. Mr. Kahane has served as the Chief Executive Officer and President of American Energy Capital Partners — Energy Recovery Program, LP (“AECP”) since November 2014 and director of AECP’s general partner since October 2013.

Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979 where he worked on the development of hotel properties in Hawaii and California. From 1981 to 1992,

Mr. Kahane worked at Morgan Stanley & Co., or Morgan Stanley, specializing in real estate, including the lodging sector becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Mr. Schorsch while a trustee at American Financial Realty Trust, or AFRT, from April 2003 to August 2006, during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane served as a managing director of GF Capital Management & Advisors LLC, or GF Capital, a New York-based merchant banking firm, where he directed the firm’s real estate investments, from 2001 to 2003. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

We believe that Mr. Kahane’s current and prior experience as a director and/or executive officer of the companies described above and his significant investment banking experience in real estate make him well qualified to serve as a member of our board of directors.

Independent Directors:

Leslie D. Michelson was appointed as an independent director of the Company in January 2011. Mr. Michelson also has served as an independent director of BDCA II since August 2014, of BDCV since June 2014 and of Realty Capital Income Funds Trust, or RCIFT, a family of mutual funds advised by an affiliate of our Sponsor, since April 2013. Mr. Michelson served as an independent director from ARC HT since January 2011 until July 2012 and as lead independent director from July 2012 until January 2015. Mr. Michelson served as an independent director of ARCT from January 2008 until the close of its merger with Realty Income Corporation in January 2013. Mr. Michelson was appointed as lead independent director of ARCT in July 2012. Mr. Michelson served as an independent director of ARC RCA from March 2012 until October 2012. Mr. Michelson also has served as an independent director of ARCP from October 2012 until April 2015. Mr. Michelson was appointed as lead independent director of RFT in January 2013 and served as such until November 2014. Mr. Michelson served as an independent director of ARC DNAV from August 2011 until February 2012 and served as a director of NYRT from October 2009 until August 2011. Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a retainer-based primary care medical practice management company since April 2007. Mr. Michelson served as vice chairman and chief executive officer of the Prostate Cancer Foundation, the world’s largest private source of prostate cancer research funding, from April 2002 until December 2006 and served on its Board of Directors from January 2002 until April 2013. Mr. Michelson served on the Board of Directors of Catellus Development Corp., or Catellus, from 1997 until 2004 when the company was sold to ProLogis. Mr. Michelson was a member of the Audit Committee of the Board of Directors, of Catellus for 5 years and served at various times as the chairman of the Audit Committee and the Compensation Committee. From April 2001 to April 2002, he was an investor in, and served as an advisor or director of, a portfolio of entrepreneurial healthcare, technology and real estate companies. From March 2000 to August 2001, he served as chief executive officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as an adviser of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as chairman and co-chief executive officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, he served as chairman and chief executive officer of Value Health Sciences, Inc., an applied health services research firm he co-founded. Mr. Michelson has been a director of Nastech Pharmaceutical Company Inc., a NASDAQ-traded biotechnology company focused on innovative drug delivery technology, from 2004 to 2008, of Highlands Acquisition Company, an AMEX-traded special purpose acquisition company, from 2007 to 2009, and of G&L Realty Corp., a NYSE-traded medical office building REIT from 1995 to 2001, and of Landmark Imaging, a privately held diagnostic imaging and treatment company from 2007 to 2010. Also since June 2004 and through the present, he has been and is a director and vice chairman of ALS-TDI, a philanthropic organization dedicated to curing Amyotrophic Lateral Sclerosis (“ALS”), commonly known as Lou Gehrig’s disease. Mr. Michelson received his B.A. from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

We believe that Mr. Michelson’s current experience as an independent director of our company, BDCA II, BDCV and RCIFT; his previous experience as lead independent director of ARC HT and as a member of the Board of Directors of ARC DNAV, ARC RCA, ARCT, NYRT and RFT and Catellus and his legal education make him well qualified to serve as a member of our Board of Directors.

We believe that Mr. Michelson’s current experience as lead independent director of ARC HT and RFT; his previous experience as a member of the board of directors of ARC DNAV, NYRT, ARC RCA and ARCT, and Catellus Development Corp. and his legal education make him well qualified to serve as a member of our Board of Directors.

Randolph C. Read was appointed an independent director of our company in December 2014. Mr. Read has been President and Chief Executive Officer of Nevada Strategic Credit Investments, LLC since 2009. From 2007 to 2009 Mr. Read served with The Greenspun Corporation, lastly as Executive Director and President, whose companies included its wholly owned subsidiary American Nevada Realty. Mr. Read has previously served as President of a variety of other companies, including International Capital Markets Group, Inc. Mr. Read serves on the Board of Directors of American Realty Capital Healthcare Trust II, Inc., or ARC HCT II, NYRT and Pacific Millennium Packaging Group Corporation (China) and the advisory board of the Flying Food Group, LLC and has previously served on a number of public and private company boards. He has an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania and a B.S. from Tulane University.

We believe that Mr. Read’s current and prior business experience described above and his leadership qualities make him well-qualified to serve as a member of our Board of Directors.

Edward G. Rendell was appointed as an independent director of our company in January 2011. Governor Rendell also served as an independent director of ARCT III from March 2012 until the close of its merger with ARCP in February 2013 and as an independent director of ARC RCA since October 2012. Governor Rendell served as an independent director of ARCP from July 2011 until October 2012 and February 2013 until April 2015. Mr. Rendell was appointed as an independent director of ARC Global in May 2012. Governor Rendell also served as an independent director of ARC HT from January 2011 until March 2012. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, he served as the chief executive of the nation’s 6th most populous state and oversaw a budget of $28.3 billion. He also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, he eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. He was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Governor Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986 he was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, he was a candidate for the mayor of Philadelphia. From 1988 through 1991, Governor Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Governor Rendell was an attorney at the law firm of Ballard Spahr. Governor Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

We believe that Governor Rendell’s current experience as an independent director of ARC RCA and ARC Global, his prior experience as an independent director of ARCT III and ARC HT, his over thirty years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of our Board of Directors.

Executive Officers (who are not directors) and Chief Compliance Officer:

Robert K. Grunewald has served as the chief investment officer of our company since April 2012. Mr. Grunewald has also served as the chief investment officer of our Adviser since September 2011. Mr. Grunewald has over 25 years of experience with middle market finance, business development companies and asset management. Within the finance industry, he has participated as a lender, investment banker, M&A advisor, portfolio manager and hedge fund operator. As head of Financial Services M&A at NationsBank/Montgomery Securities from 1992 through 1997, Mr. Grunewald and his team completed numerous assignments for clients throughout the specialty finance industry. In 1997, Mr. Grunewald was recruited to lead the Specialty Finance Investment Banking Practice at what became Wachovia Securities. At Wachovia, Mr. Grunewald managed a number of high profile transactions, including initial public offerings and secondary offerings for some of the largest publicly-traded BDCs and finance companies including Capital Source, American Capital Strategies, Allied Capital, Ares Capital and Gladstone Capital. In 2006, Mr. Grunewald joined American Capital Strategies, or ACAS, a publicly-traded BDC and global asset manager with current assets under management in excess of $52 billion. As head of the Financial Services Investment Practice from 2006 through 2009, Mr. Grunewald and his team focused on investment activity in the specialty finance, insurance, depository and asset management sectors. In his three years at ACAS, Mr. Grunewald committed over $1 billion to debt and equity investments and also founded two highly successful financial services companies at ACAS: Core Financial Holdings, a diversified commercial finance company and asset based lender, and American Capital Agency Corporation (NASDAQ: “AGNC”), a publicly traded mortgage REIT, currently with over $43 billion in assets. Prior to joining the Company and the Adviser, Mr. Grunewald was the managing partner of Cicero Capital Partners, LLC, a registered investment adviser that he founded in 2010. Mr. Grunewald’s relationships and contacts within the middle market finance arena will allow BDCA to source debt and equity investments from a large universe of middle market originators and sponsors.

Nicholas Radesca has served as the chief financial officer, secretary and treasurer of our company and our Adviser since February 2013. Mr. Radesca also serves as Executive Vice President and Chief Financial Officer of AR Capital and as Chief Financial Officer for a number of the publicly registered, non-traded alternative investment vehicles AR Capital sponsors. Prior to joining AR Capital in December 2012, Mr. Radesca was employed by Solar Capital Management, LLC, from March 2008 to May 2012, where he served as Chief Financial Officer and Corporate Secretary for Solar Capital Ltd. and its predecessor company, Solar Senior Capital Ltd., both of which are exchange-traded business development companies. From 2006 to 2008, Mr. Radesca served as Chief Accounting Officer at iStar Financial Inc. (“iStar”), a publicly traded commercial REIT, where his responsibilities included overseeing accounting, tax and SEC reporting. Prior to iStar, he served in various senior accounting and financial reporting roles at Fannie Mae, Del Monte Foods Company, Providian Financial Corporation and Bank of America. Mr. Radesca has more than 20 years of experience in financial reporting and accounting and is a licensed certified public accountant in New York and Virginia. Mr. Radesca holds a B.S. in accounting from the New York Institute of Technology and an M.B.A. from California State University, East Bay.

Thomas Riley has served as chief compliance officer of the Company since April 2015 and has served as CCO of the Adviser since March 2015. Mr. Riley is a Compliance Officer with RCS Advisory Services, LLC (“RCS Advisory”), an affiliate of the Sponsor that provides certain administrative and compliance services to the Company and other investment companies sponsored or advised by the Sponsor or its affiliates. Prior to joining RCS Advisory in January 2015, Mr. Riley was senior risk manager for the Dealer Manager from June 2014, where he worked on compliance matters for the Dealer Manager’s retail broker-dealer subsidiaries. Prior to joining the Dealer Manager, Mr. Riley was with The Guardian Life Insurance Company of America from April, 2004 to June 2014 where he served as AVP, Head of Sales Supervision for their wealth management advisory platform. Mr. Riley has received his BS in Finance & Economics from Siena Collage and has held the FINRA 7, 24, 4, 55 & 53 licenses.

Corporate Leadership Structure

Since December 2014, Mr. Budko has served as chairman of our board of directors and our chief executive officer. Our board of directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. We believe the combined role of chairman and chief executive officer, together with our independent directors, is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed entirely of independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available.

The board of directors and audit committee may utilize the services of an independent valuation firm (such as CTS Capital Advisors, LLC) to help them determine the fair value of these securities. Messrs. Michelson (chairman) and Read serve as the members of our audit committee.

Compensation Committee

Each member of the compensation committee is independent for purposes of the 1940 Act. The compensation committee operates pursuant to a written charter and conducts periodic reviews of our Investment Advisory Agreement. The committee considers in such periodic reviews, among other things, whether the compensation of our Adviser is reasonable in relation to the nature and quality of services performed, and whether the provisions of the Investment Advisory Agreement are being satisfactorily performed. Messrs. Michelson (chairman), Read and Rendell serve as the members of our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed entirely of independent directors. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and corporate governance committee will consider stockholders’ proposed nominations for director; however, please see “Description of our Securities” for more information on certain requirements that must be met in connection therewith. Messrs. Michelson, Read (chairman) and Rendell serve as the members of our nominating and corporate governance committee.

Compensation of Directors

The following table sets forth information regarding compensation of our directors during the fiscal year ended December 31, 2014:

Name	Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Peter M. Budko(1)	$—	$—	$—	$—	$—	$—	$—
William M. Kahane(1)	—	—	—	—	—	—	—
Leslie D. Michelson	27,500	—	—	—	—	—	27,500
Edward G. Rendell	20,000	—	—	—	—	—	20,000
Randolph C. Read(2)	—	—	—	—	—	—	—

(1)	Messrs. Budko and Kahane receive no compensation for serving as a director.
(2)	Mr. Read was elected to the Board effective December 18, 2014.

Independent directors receive an annual fee of $20,000 plus reimbursement of any reasonable out-of pocket expenses incurred in connection with their service on the Board. In addition, the chairman of the audit committee receives an annual fee of $5,000 and the chairman of each of the nominating and corporate governance committee and the compensation committee receives an annual fee of $2,500 for their additional services, if any, in these capacities. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers. Our independent directors will also receive compensation for the in-person attendance of certain industry-related events and seminars in the amount of: (1) $2,500 for each day of an external seminar, conference, panel, forum or other industry-related event that does not exceed four hours; or (2) $5,000 for each day of an external seminar, conference, panel, forum or other industry-related event that exceeds four hours.

Compensation of Executive Officers

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by our officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and administration agreement.

Oversight of Risk Management

Our board of directors, in its entirety, plays an active role in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of our board of directors plays a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our audit committee oversees the management of enterprise risks. To this end, our audit committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.
•	Compensation Committee: Our compensation committee oversees the management of risks relating to the fees paid to our Adviser under the Investment Advisory Agreement. In fulfillment of this duty, the compensation committee meets at least annually to review the agreements. In addition, the compensation committee reviews the performance of our Adviser to determine whether the compensation paid was reasonable in relation to the nature and quality of services performed and whether the provisions of the Investment Advisory Agreement were being satisfactorily performed.
•	Nominating and Corporate Governance Committee: Our nominating and corporate governance committee manages risks associated with the independence of our board of directors and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our board of directors on a regular basis to apprise our board of directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

PORTFOLIO MANAGEMENT

Our Adviser is responsible for the overall management of our activities and is responsible for making investment decisions with respect to our portfolio. All new investments require the approval by a consensus of the investment committee of our Adviser, which is led by Messrs. Budko and Grunewald. Sameer Jain also serves on the investment committee with Messrs. Budko and Grunewald and has limited voting rights with respect to investment decisions. For more information regarding the business experience of Messrs. Budko and Grunewald, see “Management — Board of Directors and Executive Officers.” The members of the investment committee receive no direct compensation from us. Such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser.

Our Investment Adviser

Our Adviser is a Delaware limited liability company formed on June 15, 2010 that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital, which is indirectly majority-owned by Nicholas S. Schorsch and William M. Kahane, one of our directors. The principal executive offices of our Adviser are located at 405 Park Avenue, 14th Floor, New York, NY 10022.

The backgrounds and experience of the principals of our Adviser and the senior investment professionals employed or retained by our Adviser and its affiliates are described in the “Management — Board of Directors and Executive Officers” section of this prospectus.

INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT

Investment Adviser Services

Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, our Adviser will manage the day-to-day operations of, and provide investment advisory and management services to us. Under the terms of our Second Amended and Restated Investment Advisory and Management Services Agreement dated as of June 5, 2013 (the “Investment Advisory Agreement”), our Adviser will, among other things:

•	Determine the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;
•	Identify, evaluate and negotiate the structure of the investments we make;
•	Execute, monitor and service our investments;
•	Determine the securities and other assets that we will purchase, retain, or sell;
•	Perform due diligence on prospective portfolio companies; and
•	Provide us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and they are free to furnish similar services to other entities so long as their services to us are not impaired.

Pursuant to the Expense Support Agreement between us and our Adviser, our Adviser may make expense support payments to us on a monthly basis in an amount up to 100% of our operating expenses. Such payment may be in any combination of cash and/or offsets against amounts due from us to our Adviser. Pursuant to the terms of this agreement, we have agreed to reimburse our Adviser, if requested, the amount of such expense support payments within three years from the date the expense support payment is incurred.

See Note 4 — Related Party Transactions and Arrangements — in our consolidated financial statements for a discussion of our ability to reimburse our Adviser for expense support payments.

Advisory Fees

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee.

Management Fees

The management fee is calculated at an annual rate of 1.5% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fees

The incentive fee shall consist of two parts. The first part, referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below).

For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program.

The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No subordinated incentive fee on income shall be payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7.00% annualized, the “preferred return” on adjusted capital;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 2.1875% (8.75% annualized) in any calendar quarter; and
•	For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% (8.75% annualized), the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

The following is a graphical representation of the calculation of the subordinated incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

The second part of the incentive fee, referred to as the incentive fee on capital gains, shall be an incentive fee on capital gains earned on liquidated investments from the portfolio and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee shall equal 20.0% of our incentive fee capital gains, which shall equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

As a result of discussions with the SEC staff, the Company determined to no longer include TRS earnings in the computation of subordinated incentive fees on a prospective basis effective January 1, 2014. The TRS was terminated on June 27, 2014. For a further discussion, see “Prospectus Summary — Recent Developments.”

Examples of Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.375%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.675%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 2.70%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.375%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.125%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee	= 100% × pre-incentive fee net investment income, subject to the “catch-up”(4) = 100% × (2.125% – 1.75%) = 0.375%

Alternative 3 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.00%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.375%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.425%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

•	Incentive fee = 20% × pre-incentive fee net investment income, subject to “catch-up”(4)
•	Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 2.1875%))
•	Catch-up = 2.1875% – 1.75% = 0.4375%
•	Incentive fee = (100% × 0.4375%) + (20% × (2.425% – 2.1875%)) = 0.4375% + (20% × 0.2375%) = 0.4375% + 0.0475% = 0.485%

(1)	Represents 7.0% annualized hurdle rate.
(2)	Represents 1.5% annualized management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.1875% in any calendar quarter.
(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1: Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, and $30 million investment made in company B, or Investment B
•	Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million
•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None
•	Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
•	Year 3: None
•	Year 4: Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

•	Year 1: $20 million investment made in company A, or Investment A, $30 million investment made in company B, or Investment B and $25 million investment made in company C, or Investment C
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
•	Year 4: FMV of Investment B determined to be $24 million
•	Year 5: Investment B sold for $20 million. ($5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3)

The capital gains incentive fee, if any, would be:

•	Year 1: None
•	Year 2: $5 million capital gains incentive fee (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)
•	Year 3: $1.4 million capital gains incentive fee.(1) $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains fee received in Year 2)
•	Year 4: None

•	Year 5: None. $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3

(1)	As illustrated in Year 3 of Alternative 2 above, if we were to be wound up on a date other than December 31st of any year, we may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if we had been wound up on December 31st of such year.

The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of fees and other expenses under our Investment Advisory Agreement and the administration agreement with our Administrator, US Bancorp Fund Services, LLC. The investment advisory fees compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

Subject to the limitations included in the Investment Advisory Agreement, we bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	expenses deemed to be “organization and offering expenses” of the Company for purposes of Conduct Rule 2310(a)(12) of the Financial Industry Regulatory Authority (for purposes of this Agreement, such expenses, exclusive of commissions, the dealer manager fee and any discounts, are hereinafter referred to as “Organization and Offering Expenses”);
•	amounts paid to third parties for administrative services;
•	the investigation and monitoring of the Company’s investments;
•	the cost of calculating the Company’s net asset value;
•	the cost of effecting sales and repurchases of shares of the Company’s common stock and other securities;
•	management and incentive fees payable pursuant to the investment advisory agreement;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third party valuation firms), transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);
•	federal and state registration fees;
•	any exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	costs of proxy statements;
•	stockholders’ reports and notices;
•	costs of preparing government filings, including periodic and current reports with the SEC;
•	fidelity bond, liability insurance and other insurance premiums; and
•	printing, mailing, independent accountants and outside legal costs.

Indemnification

The Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification for any liability or loss suffered by such indemnitee, nor shall such indemnitee be held harmless for any loss or liability suffered by us, unless (i) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (ii) the indemnitee was acting on behalf of or performing services for us; (iii) such liability or loss was not the result of negligence or misconduct by the indemnitee; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders. In addition, the indemnitee shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Fiduciary Duty of Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not in our Adviser’s immediate possession or control. Our Adviser may not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of us. In addition, our Adviser may not, by entry into an agreement with any of our stockholders otherwise, contract away the fiduciary obligation owed to us and our stockholders under common law.

No Exclusive Agreement

Under the terms of the Investment Advisory Agreement, our Adviser may not be granted an exclusive right to sell or exclusive employment to sell our assets.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Limitations on Reimbursement of Expenses

Our charter provides that we will reimburse the Adviser for all of our expenses incurred by our Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with our Adviser. No reimbursement will be permitted for services for which our Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement will be: (i) rent or depreciation, utilities, capital equipment, and other administrative items of our Adviser; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of our Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in our Adviser (or any person having the power to direct or cause the direction of our Adviser, whether by ownership of voting securities, by contract or otherwise). At this time, we are unable to predict the amount, if any, of such reimbursable expenses for the next fiscal year.

Termination of Investment Advisory Agreement

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty by our Adviser upon 120 days’ written notice to us and by us upon 60 days’ written notice to our Adviser. After the termination of the Investment Advisory Agreement, our Adviser will not be entitled to compensation for further services provided except that it shall be entitled to receive from us within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to our Adviser prior to termination of this Agreement. If we and our Adviser cannot agree on the amount of such reimbursements and fees, the Investment Advisory Agreement provides that the parties will submit to binding arbitration which cost will be borne equally by the terminated Adviser and us. Upon termination, our Adviser shall promptly (i) deliver to our board of directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to our board of directors (ii) deliver to our board of directors all of our assets and documents then in custody of our Adviser and (iii) cooperate with us to provide an orderly management transition.

Duration of Investment Advisory Agreement

Unless earlier terminated as described above, the Investment Advisory Agreement remains in effect from year-to-year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement.

On March 10, 2015, our board of directors, including our independent directors, approved the continuation of the Investment Advisory Agreement. The renewal approval was made in accordance with, and on a basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder. In evaluating the Investment Advisory Agreement, our board of directors considered a number of factors, including: (i) the nature, quality and extent of the advisory and other services to be provided by BDCA Adviser; (ii) our investment performance; (iii) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under the investment advisory agreement.

ADMINISTRATIVE SERVICES

We have entered into a fund administration servicing agreement and a fund accounting servicing agreement with our Administrator. Our Administrator provides services such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

Pursuant to the fund administration servicing agreement, prior to the date BDCA II meets its “minimum offering requirement” as that term is used in its prospectus dated September 8, 2014, we are required to pay our Administrator annual fees equal to six basis points on the first $300,000,000 that we raise in connection with our initial public offering and four basis points on any amount raised above $300,000,000 with a minimum annual fee of $45,000 per portfolio. We are also required to pay an annual $2,000 fee for support provided to our chief compliance officer and reimburse our Administrator for out of pocket expenses incurred on our behalf.

Pursuant to the fund accounting servicing agreement, prior to the date BDCA II meets its “minimum offering requirement” as that term is used in its prospectus dated September 8, 2014, we are required to pay our Administrator annual fees equal to $30,000 on the first $100,000,000 that we raise in connection with our initial public offering, two basis points on the next $200,000,000 and one basis point on the balance. We will also reimburse our Administrator for out of pocket expenses incurred on our behalf.

Once BDCA II has met its minimum offering requirement, we will pay the Administrator a minimum annual fee of $100,000 and annual asset based fees as follows: nine basis points on the first $200,000,000 of assets; seven basis points on assets of between $200,000,000 and $500,000,000; four basis points on assets between $500,000,000 and $1,500,000,000; and 2.5 basis points on the balance of our assets. We also will pay an annual $3,000 fee for support provided to our chief compliance officer and reimburse the Administrator for out of pocket expenses incurred on the Company’s behalf.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with our Adviser, which is wholly owned by AR Capital, which is indirectly majority-owned by Mr. Schorsch and Mr. Kahane, a member of our board of directors. Our chief financial officer and chief compliance officer and our Adviser’s investment professionals may also serve as principals of other investment managers affiliated with our Adviser or AR Capital that may in the future manage investment funds with investment objectives similar to ours.

On July 8, 2010, our Adviser, pursuant to a private placement, contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share, which represents the public offering price at that time of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. Because no sales commission or dealer manager fees were paid on the gross offering proceeds from the private placement, the per share net offering proceeds received by us from the private placement were equal to the per share net offering proceeds that we received from investors who purchased our shares at a price of $10.00 in our initial public offering. In addition, on February 1, 2012, our Adviser contributed an additional $1,300,000 to purchase 140,784 shares of our common stock at $9.234 per share so that the aggregate contributed by our Adviser to the Company is $1,500,000. Our Adviser will not tender any amount of its shares for repurchase as long it continues to serve as our investment adviser.

Any transaction with our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

Affiliated Dealer Manager and Affiliated Soliciting Dealers

We have engaged our dealer manager, an entity under common ownership with our Adviser, and pay fees to such entity pursuant to the dealer manager agreement. Under the terms of the dealer manager agreement, our dealer manager acts as our exclusive dealer manager until the end of our initial public offering or until the dealer manager agreement is terminated by us or them.

Under a separate letter agreement between us and the investment banking and capital markets division of the dealer manager, we pay the dealer manager for the provision of strategic advisory services (such as performing financial analyses, evaluating the Company against publicly-listed comparables and other types of investment banking and capital markets advisory services) prior to the occurrence of certain events, such as listing, merger, or sale of the Company.

In April 2013, our dealer manager received notice and a proposed AWC from FINRA, the self-regulatory organization that oversees broker dealers, indicating that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, our dealer manager submitted an AWC, which FINRA accepted on June 4, 2013.

Our dealer manager may engage entities under common control with it as soliciting dealers for this follow-on offering (“Affiliated Soliciting Dealers”). Neither our dealer manager nor its parent will require Affiliated Soliciting Dealers to sell the securities of this follow-on offering. The individual broker dealers and financial advisors employed by the Affiliated Soliciting Dealers will, consistent with their obligations under FINRA rules and the policies and procedures of the applicable Affiliated Soliciting Dealer, determine the suitability of each potential investment in our securities for each client independently based upon the facts and circumstances of each proposed sale.

Affiliated Transfer Agent

Our transfer agent is owned by an entity which is under common control with our sponsor. While our transfer agent will not process your subscription agreement or certain forms directly, our transfer agent will provide customer service to you. Additionally, our transfer agent will supervise third party vendors, including DST Systems, Inc., in its efforts to administer certain services. Our transfer agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agency and registrar services. Our transfer agent will conduct transfer agency, registrar and supervisory services for us and other non-traded REITs and direct investment programs, including those sponsored by our sponsor.

Allocation of Adviser’s Time; Conflicts of Interest

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. BDCA Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

Our Adviser and certain of its affiliates have certain conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

Our Adviser and its affiliates must allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including the other programs sponsored by affiliates of AR Capital, as well as any programs that may be sponsored by such affiliates in the future;

The compensation payable by us to our Adviser will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, whether or not our stockholders receive distributions and may be based in part on the value of assets acquired with leverage;

Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our portfolio companies;

Our Adviser is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser and its affiliates;

To the extent permitted by the 1940 Act and staff interpretations, our Adviser may determine it appropriate for us and one or more other investment accounts managed by our Adviser or any of its affiliates to participate in an investment opportunity. To the extent required, we will seek exemptive relief from the SEC to engage in co-investment opportunities with our Adviser and/or its affiliates. There can be no assurance that we will obtain such exemptive relief and if we are unable to obtain such relief, we may be excluded from such investment opportunities. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate;

Our Adviser and its affiliates serve or may serve as investment adviser to funds that operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those funds, the fulfillment of which might not be in the best interests of us or our stockholders. For example, our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. The 1940 Act prohibits us from making certain co-investments with affiliates unless we receive an order from the SEC permitting us to do so. We, our Adviser, and certain of our affiliates have submitted an exemptive application to the SEC for such an order but there can be no assurance that any such exemptive order will be obtained; and

Since our dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent ongoing due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Sales and Leases to Company

Our charter provides that we may not purchase or lease assets in which our Adviser or any of its affiliates has an interest unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to our stockholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert, as such term is defined in our charter. However, our Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Adviser apart from compensation otherwise permitted by NASAA’s Omnibus Guidelines.

Sales and Leases to the Adviser, Directors or Affiliates

Our charter provides that we may not sell assets to our Adviser or any affiliate thereof unless such sale is duly approved by the holders of shares of stock entitled to cast a majority of all the votes entitled to be cast on the matter. We may not lease assets to our Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to the stockholders in the prospectus or in a periodic report; and (b) the terms of the transaction are fair to us.

Loans

Our charter provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Adviser or any affiliate thereof.

Commissions on Financing, Refinancing or Reinvestment

Our charter provides that we generally may not pay, directly or indirectly, a commission or fee to our Adviser or any affiliate thereof in connection with the reinvestment of profits and available reserves or of the proceeds of the refinancing of assets.

Lending Practices

Our charter provides that, with respect to financing made available to us by our Adviser, our Adviser may not receive interest in excess of the lesser of our Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser may not impose a prepayment charge or penalty in connection with such financing and our Adviser may not receive points or other financing charges. In addition, our Adviser will be prohibited from providing us with financing with a term in excess of 12 months.

STOCK OWNERSHIP BY DIRECTORS, OFFICERS AND CERTAIN STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 16, 2015, in each case including shares of common stock which may be acquired by such persons within 60 days, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock based solely upon the amounts and percentages contained in the public filings of such persons;
•	each of our officers and directors; and
•	all of our officers and directors as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage(2)
BDCA Adviser, LLC	163,866			*
Interested Directors:
Peter M. Budko	33,749			*
William M. Kahane	—		—
Independent Directors:
Leslie D. Michelson	8,678			*
Randolph C. Read	—		—
Edward G. Rendell	—		—
Officers (that are not directors):
Robert K. Grunewald	—		—
Nicholas Radesca	—		—
All directors and executive officers as a group (7 persons)	206,293	(3)	0.1%

*	Less than 1%
(1)	The business address of each individual or entity listed in the table is 405 Park Avenue, New York, New York 10022.
(2)	Based on a total of 170,375,454 shares of common stock issued and outstanding on April 16, 2015.
(3)	Our Adviser, which owns 163,866 shares of those presented above, is 100% owned by American Realty Capital II Advisors, LLC, which is indirectly majority-owned by Nicholas S. Schorsch and William M. Kahane through the Sponsor. Peter M. Budko is a member of the Sponsor.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Peter M. Budko	over $100,000
William M. Kahane	over $100,000
Independent Directors:
Leslie D. Michelson	$50,001-$100,000
Randolph C. Read	None
Edward G. Rendell	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned by our directors is based on the current offering price of $11.15 per share.
(3)	The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Our board of directors intends to continue to authorize and we intend to continue to declare quarterly distributions that will be paid on a monthly basis. We have adopted an “opt in” DRIP pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our stock. Participants in our DRIP are free to elect or revoke reinstatement in the DRIP within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our DRIP you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our DRIP will be issued on the same date that we hold the first closing of the month for the sale of shares in this follow-on offering. Your reinvested distributions will purchase shares at a price equal to 90% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. Based on our current public offering price of $11.15 per share, shares purchased under the distribution reinvestment plan would be purchased at $10.04 per share. Shares issued pursuant to our DRIP will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying DST Systems, Inc., the plan administrator, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our DRIP by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 90% of the price that the shares are sold in the offering at the closing immediately following the distribution payment date.

Pursuant to NASAA’s Omnibus Guidelines, our DRIP must be operated in accordance with federal and state securities laws. No sales commissions or fees may be deducted directly or indirectly from reinvested funds by us. The reinvestment funds must be invested into our common stock. Where required by law, investors must receive a prospectus which is current as of the date of each reinvestment. The soliciting dealers will aid us in blue sky compliance and performance of due diligence responsibilities and will contact investors to ascertain whether the investors continue to meet the applicable states’ suitability standards. However, we will remain responsible for blue sky matters with respect to our DRIP, including with regards to the registration or exemption of the shares under our DRIP.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in our DRIP. We will pay the plan administrator’s fees under the plan.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for shareholders receiving our stock will be equal to the fair market value of the stock received. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the amount treated as a distribution for federal income tax purposes. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate our DRIP. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please contact the plan administrator, c/o DST Systems at (877) 373-2522 for a copy of this form. You may send the completed form to the plan administrator at P.O. Box 219865, Kansas City, MO 64121-9731.

All correspondence concerning the plan should be directed to the plan administrator by mail at: P.O. Box 219865, Kansas City, MO 64121-9731 or by phone at (877) 373-2522.

We have filed the complete form of our DRIP with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator, by mail at: Plan Administrator, c/o P.O. Box 219865, Kansas City, MO 64121-9731, by phone at (877) 373-2522.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the MGCL and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of April 16, 2015:

Title of Class	Amount Authorized	Amount Issued
Common Stock, par value $0.001 per share	450,000,000	170,375,454

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to NASAA’s Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (i) approve any such offering of preferred stock; and (ii) have access, at our expense, to our securities counsel or independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with NASAA’s Omnibus Guidelines, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws. We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the 1940 Act.

Our charter provides that the number of directors will initially be five, which number may be increased or decreased by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than fifteen. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the Company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

•	Amend the charter (other than as described above); or
•	Remove the Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our board of directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;
•	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;
•	Appoint a new investment adviser;
•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or
•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the MGCL, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the exclusive power to fix the number of directors;
•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.

Reports to Stockholders

Because of our public offering of securities and our election to be regulated as a BDC, we file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports are available upon filing on the SEC’s website at www.sec.gov. These reports are also available on our website at www.BDCofAmerica.com.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. In addition, promptly following the payment of distributions to stockholders of record residing in Maryland, we will send a notice to Maryland stockholders including information regarding the source(s) of such stockholder distributions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this follow-on offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code beginning with our taxable year ending December 31, 2011 and intend to qualify in future tax years. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the Annual Distribution Requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We will generally review the benefits of avoiding excise tax against the costs of paying such tax.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	elect to be treated as a RIC;
•	meet the Annual Distribution Requirement;
•	qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code), or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Qualifying Assets” and “— Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “— Failure To Obtain RIC Tax Treatment.”

As a regulated investment company, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” the consequences of an investment in the partnership will depend upon the amount and type of income of the partnership allocable to us and our proportionate share of the underlying assets of the partnership. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualifying dividends” (at a maximum tax rate of 20%) provided that we properly report such distribution as “qualified dividend income” and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualifying dividends; therefore, our distributions generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 20% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. Stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We could be subject to the alternative minimum tax, or the AMT, but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 20% based on certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income.

Noncorporate stockholders with net capital loss for a year (which we define as capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital loss of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital loss for a year, but may carry back such losses for three years or carry forward such losses for five years.

If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. Federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We (or the applicable withholding agent) may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, effective for taxable years beginning before January 1, 2015, we generally are not required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly reported by us as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met. No certainty can be provided as to whether Congress will act to extend this exception to withholding for years beginning after December 31, 2014. In addition, no certainty can be provided that any of our distributions would be reported as eligible for this exception.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such dividend is paid in cash (which portion may be as low as 20% under certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends received after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their shares, Non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level tax on any such unrealized appreciation during the succeeding 10-year period (or shorter applicable period).

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below NAV. See “Risk Factors — Risks Related to Business Development Companies —  Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below NAV in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we may not be permitted to invest in any portfolio company in which our Adviser or any of its affiliates currently have an investment or to make any co-investments with our Adviser or any of its affiliates without an exemptive order from the SEC.

We, our Adviser, and certain of our affiliates have submitted an exemptive application to the SEC to permit us to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be obtained.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
a.	is organized under the laws of, and has its principal place of business in, the United States;
b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.	satisfies any of the following:
i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a BDC or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.
2.	Securities of any eligible portfolio company that we control.
3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated Thomas Riley as our chief compliance officer. Currently, Thomas Riley also serves as chief compliance officer for our Adviser.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that our Adviser follows are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser will vote proxies relating to its clients’ securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Financial Officer, 405 Park Avenue, 141h Floor New York, NY 10022.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

General

We are offering a maximum of 101,100,000 shares of our common stock to the public through our dealer manager in this follow-on offering. The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The offering of shares of our common stock will terminate on or before July 1, 2016, which is two years after the effective date of this follow-on registration statement. We may elect to extend this follow-on offering for an additional year following July 1, 2016 so that we are offering our common stock pursuant to this follow-on offering through July 1, 2017, which is three years after the effective date of this follow-on registration statement. However, beginning April 30, 2015 we intend to stop accepting new subscription agreements dated after that date but will continue to accept subscription agreements dated April 30, 2015 until June 30, 2015. In addition, this follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually, prior to April 30, 2015, when we intend to cease accepting new subscription agreements dated after April 30, 2015. We reserve the right to terminate this follow-on offering at any time, including prior to the intended closing on April 30, 2015, and this follow-on offering will terminate upon such time as we sell the maximum of 101,100,000 shares sold pursuant to this follow-on offering, should we sell the maximum amount prior to the stated termination date of this follow-on offering.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at semi-monthly closings in which we admit new stockholders. Shares acquired pursuant to our distribution reinvestment plan will be issued on the same date that we hold our first closing of the month.

We currently offer our shares on a continuous basis at our public offering price of $11.15 which, after deducting selling commissions and dealer manager fees, is at or above our NAV per share. As a result of regulatory requirements, we are not permitted to sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price. Additionally, with each semi-monthly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Promptly following any adjustment to the public offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted public offering price, and we will also post the updated information on our website at www.BDCofAmerica.com.

About the Dealer Manager

Our dealer manager is a member firm of the Financial Industry Regulatory Authority, or FINRA. Our dealer manager was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by AR Capital, its affiliates and its predecessors. Our dealer manager is indirectly owned by AR Capital. Our dealer manager is the dealer manager or is named in the registration statement as dealer manager in 12 offerings, which are each sponsored by AR Capital or its affiliates, that are either effective or in registration.

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, the dealer manager receives selling commissions of 7.0% of the gross proceeds of shares sold in the offering. The dealer manager also receives a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. In addition, we may reimburse our dealer manager for due diligence expenses included in detailed and itemized invoices.

We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The dealer manager may reallow all of its selling commissions attributable to a selected broker-dealer. Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and dealer manager fee do not exceed 10% of gross proceeds of the offering. If the selected broker-dealer receives a 7.5% sales commission, then the dealer manager will receive a 2.5% dealer manager fee.

The dealer manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the dealer manager fee will be 1.5% of the gross proceeds from shares sold in the offering.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this follow-on offering may not exceed 10% of our gross offering proceeds. If, upon an abrupt termination of the offering, the total amount of underwriting compensation paid in connection with the offering exceeds 10% of our gross offering proceeds (excluding proceeds from the sale of shares under our distribution reinvestment plan), then the dealer manager will pay to us an amount equal to the underwriting compensation in excess of 10%.

We will reimburse the dealer manager and any selected broker-dealer for reasonable bona fide due diligence expenses incurred by the dealer manager or any selected broker-dealer which are supported by a detailed and itemized invoice. These due diligence reimbursements are not considered part of the 10% underwriting compensation under FINRA Rule 2310(b)(4)(B)(vii), so long as they are included in a detailed and itemized invoice, although they are considered an organization and offering expense and organization and offering expenses cannot exceed 15% of the offering proceeds.

We have agreed to indemnify the participating broker-dealers, including the dealer manager and selected registered investment advisors, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf.

We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their units shares down to zero (i) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine or tickets to a sporting event. In no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this follow-on offering.

We will not pay selling commissions in connection with the sale of our common stock to one or more soliciting dealers and to their respective officers and employees and some of their respective affiliates who request and are entitled to purchase common stock net of selling commissions.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase our common stock; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

Shares Purchased by Affiliates

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings), Friends, and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this follow-on offering without being subject to any selling commissions or dealer manager fees. “Friends” mean those individuals who have had long standing business and/or personal relationships with our executive officers and directors. We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all selling commissions and dealer manager fees, shortly after the commencement of the offering. However, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Volume Discounts

We will offer a reduced share purchase price to “single purchasers” on orders of more than $500,000 and selling commissions paid to our dealer manager and participating broker-dealers will be reduced by the amount of the share purchase price discount. The per share purchase price will apply to the specific range of each share purchased in the total volume ranges set forth in the table below. The reduced purchase price will not affect the amount we receive for investment.

For a “Single Purchaser”	Purchase Price per Share in Volume Discount Range	Selling Commission per Share in Volume Discount Range
$1,000 – $500,000	$11.150	$0.781
500,001 – 1,000,000	$11.039	0.669
1,000,001 – 5,000,000+	$10.648	0.279

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Fractional shares will be issued.

As an example, a single purchaser would receive 90,139.059 shares rather than 89,686.099 shares for an investment of $1,000,000 and the selling commission would be $65,303 instead of $70,000. The discount would be calculated as follows: The purchaser would acquire 44,843.049 shares at a cost of $11.150 and 45,296.009 shares at a cost of $11.039 per share and would pay commissions of $0.781 per share for 44,843.099 shares and $0.669 per share for 45,296.009 shares.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the dealer manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

•	an individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;
•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•	an employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code;
•	all commingled trust funds maintained by a given bank; and
•	any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered under the Advisers Act.

If a single purchaser described in the categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90-day period will not qualify to be combined for a volume discount as described herein.

Notwithstanding the above, the dealer manager may, at its sole discretion, enter into an agreement with a participating broker-dealer, whereby such participating broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and dealer manager fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such participating broker-dealer. Additionally, the dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and dealer manager fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from the dealer manager. Any reduction in selling commissions and dealer manager fees would be prorated among the separate subscribers.

In order to encourage purchases of shares of our common stock in excess of $5,000,000, our dealer manager may, in its sole discretion, agree with a purchaser to reduce the selling commission and the dealer manager fee. However, in no event will the net proceeds to us be affected by such fee reductions. For the purposes of such purchases in excess of $5,000,000, the term “purchaser” has the same meaning as defined above with respect to volume discount purchases.

In the event of a sale of $5,000,000 or more with reduced selling commissions or dealer manager fees, we will supplement this prospectus to include: (a) the aggregate amount of the sale, (b) the price per share paid by the purchaser and (c) a statement that other investors wishing to purchase at least the amount described in clause (a) will pay no more per share than the purchaser described in clause (b).

California residents should be aware that quantity discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this Rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the available quantity discounts;
•	the same quantity discounts must be allowed to all purchasers of all shares which are part of the offering;
•	the minimum amount of shares on the purchase of which quantity discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions;
•	no discounts are allowed to any group of purchasers; and
•	quantity discounts are allowed by a showing that the aggregate amount thereof does not exceed, and that the measure of such discounts is reasonably related to, the saving of selling expense to be achieved in the sale of the quantities of shares for which such discounts are allowed.

Accordingly, quantity discounts for California residents will be available in accordance with the foregoing table on page 0 of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Purchase of Shares Subject to Volume Discount

In March 2012, a single investor, or the Major Investor, agreed to purchase during the course of our offering a minimum of $5,000,000 worth of shares of our common stock in consideration for reduced selling commissions and dealer manager fee. In exchange for the Major Investor’s agreement to purchase a minimum of $5,000,000 worth of shares of our common stock, we agreed to sell such shares to the Major Investor at a purchase price equal to 92.5% of the public offering price then in effect. The purchases by the Major Investor are expected to occur in multiple transactions during the course of our offering. The Major Investor will pay for all shares purchased in each transaction at the time of such transaction. We may issue fractional shares to the Major Investor. Other unaffiliated investors, registered under the 1940 Act, who wish to purchase a minimum of $5,000,000 in value of shares of our common stock during the course of this follow-on offering in consideration for reduced selling commissions and dealer manager fee also may do so at a price equal to 92.5% of the public offering price then in effect.

Subscription Process

To purchase shares in this follow-on offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A(1)) for a specific dollar amount equal to or greater than $1,000 and pay such amount at the time of subscription. Alternatively, except for investors in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Oregon or Tennessee, you may execute our multi-offering subscription agreement in the form attached hereto as Appendix A(2), which may be used to purchase shares in this follow-on offering as well as shares of other products distributed by our dealer manager; provided, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s). You should make your check payable to “Business Development Corporation of America.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

•	have received the final prospectus;

•	accept the terms of our charter;
•	meet the suitability requirements described in this prospectus;
•	are purchasing the shares for your own account;
•	acknowledge that there is no public market for our shares; and
•	are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five (5) business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and/or the broker-dealers participating in the offering will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five (5) business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act. Within 30 days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation of your purchase. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within ten (10) business days after rejecting it.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting the prospectus;
•	brochures containing a summary description of the offering;
•	fact sheets describing our general nature and our investment objectives;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and
•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this follow-on offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

LIQUIDITY STRATEGY

We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may determine to explore or complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

On December 9, 2014, the Board considered certain matters in connection with a potential Listing. The Company currently expects that a Listing could occur within 12 months, provided that such Listing or other liquidity event could occur at such earlier or later time as the Board may determine, taking into consideration market conditions and other factors. In light of the potential for a Listing, at our Annual Meeting of Stockholders scheduled for Monday, June 15, 2015, certain changes were proposed to amend our charter, or Charter Proposals, and Investment Advisory Agreement, or Advisory Agreement Proposals, which will only go into effect if a Listing occurs and immediately prior to such Listing. The Charter Proposals and the Advisory Agreement Proposals are described in more detail in our definitive proxy statement filed with the SEC on May 20, 2015.

The Charter Proposals would amend and restate the Charter to, among other things, (i) provide for a staggered Board; (ii) delete certain provisions required by and remove references to the Omnibus Guidelines promulgated by the North American Securities Administrators Association, Inc. (the “NASAA Guidelines”); (iii) provide that directors may be removed only for “cause” and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors; (iv) provide that the Company may limit a stockholder’s right to inspect the books and records of the Company if the Board determines that such stockholder has an improper purpose for requesting such inspection; (v) revise the indemnification and exculpation provisions in the amended and restated and clarify that such provisions are subject to the limitations of the 1940 Act; and (vi)(a) increase the vote required to effect changes to certain Charter provisions to 80% of all the votes entitled to be cast on the matter, and (b) require such increased vote (i.e., 80% of all the votes entitled to be cast on the matter) to effect a liquidation of the Company or any amendment to provisions of the Charter relating to the composition of the Board and the election of its members.

The Advisory Agreement Proposals would, among other things, (a) change the manner of calculating whether the “hurdle rate” is met (which would allow the hurdle rate to be met more quickly and would potentially increase the income incentive fee payable to the Adviser), (b) delete provisions required by the NASAA Guidelines, and (c) revise the term and termination provisions of the existing investment advisory agreement.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

In order to assist FINRA members in complying with FINRA Rule 2310(b)(3)(D), in this section we disclose the liquidity of prior public programs sponsored by our Sponsor, which for this purpose excludes ARCP, a REIT that is and always has been listed on a national securities exchange, commencing with The NASDAQ Capital Market and, subsequently, The NASDAQ Global Select Market. Through December 31, 2014, our Sponsor has sponsored the following other public programs (excluding ARCP): ARCT, NYRT, Phillips Edison Grocery Center REIT, Inc., or PECO, ARC HT, ARC RCA, ARC DNAV, ARCT III, ARC Global, ARCT IV, ARC HT II, ARCT V, RFT, UDF V, Phillips Edison Grocery Center REIT II, Inc., or PECO II, ARC HOST, ARC Global II, ARC HT III, ARC RCA II, BDCA II, ARC NYCR and our company.

ARCT was a non-traded REIT until March 2012, when it listed its shares of common stock on The NASDAQ Global Select Market. ARCT’s prospectus for its initial public offering provided that it would seek to consummate a listing of shares of its common stock on a national securities exchange by the tenth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARCT achieved a listing on a national securities exchange within the time it contemplated to do so.

ARCT III was a non-traded REIT until February 2013, when it merged with and into ARCP. ARCT III’s prospectus for its initial public offering provided that ARCT III would seek to consummate a sale or merger by the fifth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT III achieved a sale or merger within the time it contemplated to do so.

ARCT IV was a non-traded REIT until January 2014, when it merged with and into ARCP. ARCT IV’s prospectus for its initial public offering provided that ARCT IV would seek to consummate a sale or merger by the sixth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT IV achieved a sale or merger within the time it contemplated to do so.

ARC HT was a non-traded REIT until April 2014, when it listed its common stock on The NASDAQ Global Select Market. ARC HT’s prospectus for its initial public offering provided that it would begin the process of achieving a liquidity event not later than three to five years after the termination of its primary offering. By listing its common stock on The NASDAQ Global Select Market, ARC HT achieved a listing on a national securities exchange within the time it contemplated to do so.

NYRT was a non-traded REIT until April 2014, when it listed its common stock on the New York Stock Exchange. NYRT’s prospectus for its initial public offering provided that it would begin the process of achieving a liquidity event not later than three to five years after the termination of its primary offering. By listing its common stock on the NYSE, NYRT achieved a listing on a national securities exchange within the time it contemplated to do so.

The prospectus for each of the other public programs sponsored by our Sponsor provided a date or time period by which it might be liquidated or engage in another liquidity event. PECO, ARC HT II, ARC Global, ARC RCA, ARC DNAV and ARCT V have each completed their primary offering stages, and ARC NYCR, ARC Global II, RFT, BDCA II, ARC RCA II, ARC HT III, PECO II, UDF V and ARC HOST are in their offering and acquisition stages. None of these public programs have reached the stated date or time period by which they might be liquidated or engage in another liquidity event.

On October 29, 2014, ARCP, a publicly-traded REIT previously sponsored by our sponsor, announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made that were not corrected after being discovered, resulting in an overstatement of adjusted funds from operations and an understatement of ARCP’s net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief financial officer and chief accounting officer. ARCP’s former chief financial officer is one of the non-controlling owners of our sponsor, who from May 2010 to February 2013 was our chief financial officer, and from August 2012 to February 2013 was also our chief compliance officer, but since February 2013 has not had a role in the management of our business and does not have a role in the management of our sponsor’s business. On March 2, 2015, ARCP announced the completion of its audit committee’s investigation and filed amendments to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, which are available at the internet site maintained by the SEC, www.sec.gov. According to these filings, these amendments corrected errors in ARCP’s financial statements and in its calculation of AFFO that resulted in overstatements of AFFO for the years ended December 31, 2011, 2012 and 2013 and the quarters ended March 31, 2013 and 2014 and June 30, 2014 and described certain results of its investigations, including matters relating to payments to, and transactions with, affiliates of the Parent of our Sponsor and certain equity awards to certain officers and directors. In addition, ARCP disclosed that the audit committee investigation had found material weaknesses in ARCP’s internal control over financial reporting and its disclosure controls and procedures. ARCP also disclosed that the SEC has commenced a formal investigation, that the United States Attorney’s Office for the Southern District of New York contacted counsel for both ARCP’s audit committee and ARCP with respect to the matter and that the Secretary of the Commonwealth of Massachusetts has issued a subpoena for various documents. On March 30, 2015, ARCP filed its Form 10-K for the year ended December 31, 2014. ARCP’s filings with the SEC are available at the internet site maintained by the SEC, www.sec.gov.

Our former chief executive officer and chairman of our board of directors and two of our independent directors were each a director of ARCP. See “Management — Board of Directors and Executive Officers” beginning on page 125 of the prospectus for more information. Although ARCP was previously sponsored by our sponsor, ARCP is a separate company that is no longer sponsored by our sponsor. We and ARCP have independent accounting teams as well as separate and unique accounting systems, and no shared accounting resources.

SHARE REPURCHASE PROGRAM

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in September 2012 and the repurchase occurred in connection with our October 1, 2012 closing. The following table reflects certain information regarding the quarterly tender offers that we have conducted to date:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	0	$9.71	$0
December 13, 2012	January 15, 2013	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	$10.36	$3,243.73

We will continue to offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Under the MGCL, a Maryland corporation generally may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter provides otherwise, preferential amounts payable on dissolution with respect to senior stock. We have and anticipate continuing to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently intend to limit the number of shares that we offer to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year. We will offer to repurchase such shares on each date of repurchase at 92.5% of the public offering price at the date of repurchase. In order to do so, we sought and subsequently received an exemptive order from the SEC pursuant to Regulation M of the Exchange Act on August 8, 2012. Additionally, we have sought relief from the SEC in order to increase our share repurchase program from 10% of the weighted average number of shares outstanding in the prior calendar year to 20%. If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $1,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

REDEMPTION AND TRANSFER

Death or Disability.  If shares are to be repurchased in connection with a stockholder’s death or qualifying disability the repurchase price will be 100% of the purchase price paid to acquire the shares from us. However, if the purchase price paid by a deceased or disabled stockholder exceeds the public offering price at the time of such repurchase, the board of directors will authorize the repurchase of the shares in accordance with the terms of the share repurchase program See “Share Repurchase Program.”

Transfer on death designation.  You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this follow-on offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of Louisiana, Puerto Rico, Texas or the Virgin Islands. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank National Association whose address is 425 Walnut Street, Cincinnati, Ohio, 45202-3923. American National Stock Transfer, LLC acts as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of American National Stock Transfer, LLC is 405 Park Avenue, New York, NY 10022, telephone number: 877-373-2522.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Adviser shall be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, they will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Business Development Corporation of America as of and for the year ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 22, 2015, Grant Thornton LLP (“Grant Thornton”) resigned as our independent registered public accounting firm. Grant Thornton’s resignation was accepted by the audit committee. Grant Thornton’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2012 and 2013 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and the subsequent interim period from January 1, 2015 through January 22, 2015, (i) there were no disagreements between us and Grant Thornton on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On February 2, 2015, we engaged KPMG LLP (“KPMG”) as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. During our two most recent fiscal years and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on our behalf, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

Committed To Protecting Your Privacy

We do not disclose any Client Information (as defined below) except as permitted or required by law. We do not sell or disclose any Client Information to any third parties for their independent use. The sections that follow will describe our information collection and sharing practices and the safeguards we use to protect your non-public personal information.

We Collect Information That May Include (the “Client Information”):

Information that we receive from you personally on applications, forms, or other correspondence, or from our website, such as your name, address, phone number, social security number and email address.

•	Information about your transactions with us, such as your account holdings and transaction history.
•	Information we receive about you from third parties, such as transfer agents, custodians, financial institutions and service bureaus.

We Limit Client Information Sharing, Use and Disclosure

We use Client Information to provide quality investment products and services to our customers. For example, this information enables us to serve and administer your accounts with efficiency and accuracy.

We do not disclose any Client Information except in selected situations as permitted or required by law. In particular, we disclose some or all of your Client Information under the following circumstances:

•	When requested by you;
•	When necessary, in our opinion, to verify or complete a transaction initiated by you;
•	When complying with federal or state law, regulation or a federal, state or other court of government order or request, such as part of an investigation or other legal process; and
•	In connection with any merger or consolidation of investment products distributed through RCS Capital (the “Products”) with, or sale of, all or substantially all of the assets of the Products to a third party in each case, as approved by the board of directors and shareholders, as applicable, of such Product.

The Client Information described above may be shared by us with selected affiliated- and non-affiliated vendors and service providers, in each case pursuant to applicable intercompany management, services, distribution and other related written agreements and in compliance with appropriate procedural safeguards to protect the confidentiality of such Client Information. The sharing of Client Information with non-affiliated third parties is carefully limited to individuals who have been informed of the confidential nature of such information and who agree to keep such information confidential, as described in this section.

In connection with the ordinary course execution of our business strategy, we may disclose Client Information to the following types of third parties:

•	Financial service providers that assist us in servicing your accounts, such as distributors of the Products and investment programs (including Realty Capital Securities, LLC, a FINRA-registered wholesale broker-dealer, and affiliated and third party providers of transfer agency services.
•	Non-financial companies, such as service providers, that fulfill product information requests or maintain our website.
•	Others, such as joint account holders and those with whom you have consented in writing to our sharing your Client Information.

In addition, we may share the Client Information with other companies with whom we have teamed through a joint marketing agreement to provide you with a particular benefit or service.

We Protect Client Information About Former Investors

If you terminate your relationship with us, we will continue to adhere to the privacy policies and practices provided in this notice and shall retain all collected Client Information in accordance with federal and state law.

We have Safeguards In Place

We have what we believe are reasonable and appropriate physical, electronic and procedural safeguards in place to protect the confidentiality, security and integrity of your Client Information.

We restrict access to Client Information to those who need that information in order for us to provide the Products and our services to you.

Our Commitment To You

We value the trust of our investors, our clients and their shareholders, and our peers and partners in the financial community and will continue to recognize the importance of holding all Client Information as confidential.

We will maintain accurate Client Information and respond promptly to customer requests to correct information.

We will require companies with whom we do business to use Client Information appropriately and to safeguard the confidentiality of such information.

We appreciate the opportunity to serve your investment needs. We pledge to follow the policies, safeguards and guidelines as described in this Privacy Notice to protect the confidentiality of your Client Information. Your relationship is very important to us and we will take great care to honor these commitments to you.

This Privacy Notice applies to individuals and covers information in connection with consumer transactions. In compliance with government regulations, we provide this Privacy Notice at the time the customer relationship commences, and to the extent required by law, annually and during the year in which the relationship exits. If we change our policies or practices, we will update this Privacy Notice.

If you would like to contact us about this Privacy Notice or any data privacy or confidentiality issues, below is our contact information:

405 Park Avenue
New York, NY 10022
(857) 350-9511

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands except share and per share data)

	March 31, 2015	December 31, 2014
ASSETS	(Unaudited)
Investments, at fair value:
Control Investments, at fair value (amortized cost of $101,554 and $77,986, respectively)	$113,582	$88,841
Affiliate Investments, at fair value (amortized cost of $531,017 and $513,185, respectively)	518,673	505,806
Non-affiliate Investments, at fair value (amortized cost of $1,372,784 and $1,340,855, respectively)	1,354,975	1,322,344
Investments, at fair value (amortized cost of $2,005,355 and $1,932,026, respectively)	1,987,230	1,916,991
Cash and cash equivalents	228,497	206,872
Interest receivable	23,961	22,464
Receivable for unsettled trades	18,372	33,746
Deferred credit facility financing costs, net	4,111	4,411
Prepaid expenses and other assets	2,312	1,792
Due from affiliate	768	1,666
Total assets	$2,265,251	$2,187,942
LIABILITIES
Revolving credit facilities	$608,712	$618,712
Stockholder distributions payable	12,163	11,587
Payable for unsettled trades	12,484	685
Management fees payable	6,890	7,981
Subordinated income incentive fees payable	1,708	2,736
Accounts payable and accrued expenses	5,847	6,760
Interest and credit facility fees payable	3,380	3,386
Payable for common stock repurchases	994	672
Total liabilities	$652,178	$652,519
Commitments and contingencies (Note 7)
NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—	$—
Common stock, $.001 par value, 450,000,000 shares authorized, 165,691,398 and 157,534,040 shares issued and outstanding, respectively	166	157
Additional paid in capital	1,625,612	1,544,584
Accumulated under distributed net investment income	6,596	7,710
Accumulated under distributed realized gains	(220)	(539)
Net unrealized depreciation	(20,828)	(18,082)
Total Business Development Corporation of America net assets	1,611,326	1,533,830
Non-controlling interest	1,747	1,593
Total net assets	1,613,073	1,535,423
Total liabilities and net assets	$2,265,251	$2,187,942
Net asset value per share	$9.72	$9.74

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except share and per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2015	2014
Investment income:
Interest from investments
Control investments	$2,130	$966
Affiliate investments	16,702	4,289
Non-control/non-affiliate investments	28,833	11,521
Total interest from investments	47,665	16,776
Interest from cash and cash equivalents	10	5
Total interest income	47,675	16,781
Other income	2,206	1,709
Total investment income	49,881	18,490
Operating expenses:
Management fees	8,235	3,631
Subordinated income incentive fees	5,242	778
Capital gains incentive fees	—	(19)
Interest and credit facility financing expenses	4,291	1,294
Professional fees	1,224	602
Other general and administrative	613	42
Administrative services	203	141
Insurance	52	58
Directors fees	18	17
Expenses before expense waivers from Adviser	19,878	6,544
Waiver of management and incentive fees	(3,534)	—
Total expenses net of expense waivers from Adviser	16,344	6,544
Net investment income attributable to non-controlling interests	(12)	—
Net investment income	33,549	11,946
Realized and unrealized gain (loss) on investments and total return swap:
Net realized gain (loss) from investments
Control investments	(65)	—
Affiliate investments	200	2,637
Non-control/non-affiliate investments	184	839
Total net realized gain from investments	319	3,476
Net realized gain from total return swap	—	5,451
Net change in unrealized appreciation (depreciation) on investments
Control investments	1,171	—
Affiliate investments	(4,965)	(1,174)
Non-control/non-affiliate investments	704	(2,397)
Total net change in unrealized appreciation (depreciation) on investments	(3,090)	(3,571)
Net change in unrealized appreciation on total return swap	—	98
Net realized and unrealized gain (loss) on investments and total return swap before non-controlling interests and deferred income taxes	(2,771)	5,454
Net change in unrealized depreciation attributable to non-controlling interests	(166)	—
Net deferred income tax benefit on unrealized appreciation of investments	511	—
Net realized and unrealized gain (loss) on investments and total return swap	(2,426)	5,454
Net increase in net assets resulting from operations	$31,123	$17,400
Per share information – basic and diluted
Net investment income	$0.21	$0.15
Net increase in net assets resulting from operations	$0.19	$0.22
Weighted average shares outstanding	161,823,970	78,450,124

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(dollars in thousands except share and per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2015	2014
Operations:
Net investment income	$33,549	$11,946
Net realized gain from investments	319	3,476
Net realized gain from total return swap	—	5,451
Net change in unrealized depreciation on investments	(3,090)	(3,571)
Net change in unrealized appreciation on total return swap	—	98
Net change in unrealized depreciation on minority interest	(166)	—
Net unrealized deferred tax	511	—
Net increase in net assets from operations	31,123	17,400
Stockholder distributions:
Distributions from net investment income	(34,663)	(11,946)
Distributions from net realized gain from investments and total return swap	—	(4,933)
Net decrease in net assets from stockholder distributions	(34,663)	(16,879)
Capital share transactions:
Issuance of common stock, net of issuance costs	68,791	296,166
Reinvestment of stockholder distributions	16,767	6,789
Repurchases of common stock	(4,522)	(963)
Net increase in net assets from capital share transactions	81,036	301,992
Total increase in Business Development Corporation of America net assets	77,496	302,513
Increase in non-controlling interest	154	—
Total increase in net assets	77,650	302,513
Net assets at beginning of period	1,535,423	627,903
Net assets at end of period	$1,613,073	$930,416
Net asset value per common share	$9.72	$9.88
Common shares outstanding at end of period	165,691,398	94,132,120
Accumulated under/(over) distributed net investment income	$6,596	$(1,348)
Accumulated under/(over) distributed realized gains	$(220)	$8,455

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)
(Unaudited)

	For the Three Months Ended March 31,
	2015	2014
Operating activities:
Net increase in net assets from operations	$31,123	$17,400
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Paid-in-kind interest income	(178)	(774)
Net accretion of discount on investments	(1,115)	(374)
Amortization of deferred financing costs	399	159
Sales and repayments of investments	206,558	153,490
Purchase of investments	(278,275)	(406,327)
Net realized gain from investments	(319)	(3,476)
Net unrealized depreciation on investments	3,090	3,571
Net unrealized appreciation on total return swap	—	(98)
(Increase) decrease in operating assets:
Cash collateral on deposit with custodian	—	(2,122)
Interest receivable	(1,497)	(1,689)
Dividend receivable	—	(106)
Receivable due on total return swap	—	659
Prepaid expenses and other assets	(521)	(183)
Receivable for unsettled trades	15,374	20,220
Increase (decrease) in operating liabilities:
Payable for unsettled trades	11,798	(46,640)
Management and incentive fees payable	(2,118)	(1,218)
Interest and credit facility fees payable	(7)	332
Accounts payable and accrued expenses	(912)	15
Payable for common stock repurchases	323	1,014
Net cash used in operating activities	(16,277)	(266,147)
Financing activities:
Proceeds from issuance of shares of common stock, net	68,791	296,166
Repurchases of common stock	(4,522)	(963)
Decrease in deferred offering costs receivable	2,658	909
Proceeds from revolving credit facilities	—	22,000
Payments on revolving credit facilities	(10,000)	(850)
Payments of financing cost	(100)	414
Payments to (proceeds from) affiliate	(1,760)	—
Stockholder distributions	(17,319)	(7,972)
Increase in non-controlling interest	154	—
Net cash provided by financing activities	37,902	309,704
Net increase (decrease) in cash and cash equivalents	21,625	43,557
Cash and cash equivalents, beginning of period	206,872	12,995
Cash and cash equivalents, end of period	$228,497	$56,552
Supplemental information:
Interest paid during the period	$3,928	$609
Taxes, including excise tax, paid during the period	$255	$—
Supplemental non-cash information:
Payable for common stock repurchases	$994	$1,102
DRIP distribution payable	$6,265	$3,196
Cash distribution payable	$5,898	$3,499
DRIP distribution paid	$16,767	$6,789

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS
(dollars in thousands)

	March 31, 2015 (Unaudited)
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Senior Secured First Lien Debt – 63.4%(b)
Ability Networks Inc.(aa)	Health Care Providers & Services	L+5.00% (6.00%), 5/14/2021	$7,940	$7,905	$7,930	0.5%
AM General LLC(aa)	Aerospace & Defense	L+9.00% (10.25%), 3/22/2018	5,264	4,798	5,001	0.3%
Amports, Inc.(ab)	Automotive	L+8.00% (9.00%), 5/19/2020	15,000	14,904	14,974	0.9%
Answers Corporation(z)(aa)	Internet Software & Services	L+5.25% (6.25%),10/3/2021	34,913	33,770	33,254	2.2%
AP Gaming I, LLC(z)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/20/2020	4,900	4,779	4,870	0.3%
Applied Merchant Systems West Coast, Inc.	Diversified Financial Services	L+11.50% (12.50%), 9/19/2019	18,726	18,402	18,237	1.1%
Avaya, Inc. Term Loan B-6(aa)	Communications Equipment	L+5.50% (6.50%), 3/31/2018	12,793	12,809	12,752	0.8%
AxleTech International, LLC	Machinery	L+6.50% (7.50%), 1/5/2021	19,950	19,756	19,750	1.2%
Basho Technologies, Inc.	Software	13.00%, 3/9/2018	10,019	9,821	9,819	0.6%
Central Security Group, Inc.(z)(aa)	Commercial Services & Supplies	L+5.25% (6.25%), 10/2/2020	18,454	18,196	18,454	1.1%
Chicken Soup for the Soul Publishing, LLC(z)(ab)	Publishing	L+6.00% (7.25%), 1/8/2019	29,700	29,419	29,850	2.0%
Clover Technologies Group, LLC(aa)	Commercial Services & Supplies	L+4.50% (5.50%), 5/8/2020	11,443	11,451	11,099	0.7%
ConvergeOne Holdings Corp.(aa)	Diversified Consumer Services	L+5.00% (6.00%), 6/17/2020	13,399	13,280	13,332	0.8%
Creative Circle, LLC(z)(aa)	Professional Services	L+4.50% (5.50%), 6/25/2020	11,923	11,818	11,833	0.7%
Danish CRJ LTD.(a)(p)	Aerospace & Defense	13.50%	181	181	181	—%
Eagle Rx, LLC(z)	Health Care Providers & Services	L+6.00% (7.00%), 8/15/2019	15,820	15,750	15,823	1.0%
ECI Acquisition Holdings, Inc.(k)(z)	Technology – Enterprise Solutions	L+6.25% (7.25%), 3/11/2019	13,065	13,012	12,846	0.8%
ERG Holding Company(z)(ad)	Health Care Providers & Services	L+6.75% (8.00%), 4/4/2019	14,504	14,271	14,132	0.9%
Excelitas Technologies Corp.(aa)	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 11/2/2020	10,100	10,133	10,138	0.6%
GK Holdings, Inc.(aa)	Professional Services	L+5.50% (6.50%), 1/20/2021	3,990	3,951	3,990	0.2%
GTCR Valor Companies, Inc.(z)(aa)	Software	L+5.00% (6.00%), 5/30/2021	32,818	32,122	32,592	2.0%
Hanna Anderson, LLC(z)	Retailers (except food & drug)	L+7.25% (8.25%), 4/21/2019	14,438	14,320	14,705	0.9%
Henniges Automotive Holdings, Inc.(aa)	Automotive	L+5.00% (6.00%), 6/12/2021	9,918	9,828	9,955	0.6%
Icynene US Acquisition Corp.(h)(z)(ac)	Building Products	L+6.25% (7.25%), 11/4/2020	26,000	25,512	25,627	1.6%
ILC Dover LP(z)	Aerospace & Defense	L+7.00% (8.00%), 3/20/2020	14,625	14,564	13,871	0.9%
InMotion Entertainment Group, LLC(z)(ae)	Retailers (except food & drug)	L+7.75% (9.00%), 10/1/2018	11,427	11,266	11,570	0.7%
IntegraMed America, Inc.(z)	Health Care Providers & Services	L+7.25% (8.50%), 9/20/2017	3,734	3,693	3,636	0.2%
Integrity Nutraceuticals, Inc.(z)(ab)	Food Products	L+9.50% (10.50%), 4/28/2019	35,000	34,439	30,751	2.0%
IPC Corp.(aa)	Telecommunications	L+5.50% (6.50%), 8/6/2021	12,000	11,647	12,060	0.7%
Jackson Hewitt, Inc.(aa)	Diversified Consumer Services	L+8.50% (10.00%), 10/16/2017	7,857	7,810	7,817	0.5%
Jefferson Gulf Coast Energy Partners LLC	Transportation Infrastructure	L+8.00% (9.00%), 2/27/2018	17,910	17,771	17,373	1.1%
K2 Pure Solutions NoCal, L.P.(z)	Chemicals	L+7.00% (8.00%), 8/19/2019	9,813	9,668	9,612	0.6%
Kahala Ireland OpCo LLC(a)(o)(ai)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	54,421	54,421	54,421	3.5%
Kahala US OpCo LLC(o)(ai)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	2,359	2,359	2,359	0.1%
Land Holdings I, LLC	Hotels, Restaurants & Leisure	12.00%, 6/26/2019	30,000	29,490	30,675	2.0%
Liquidnet Holdings, Inc.(a)(z)(aa)	Capital Markets	L+6.75% (7.75%), 5/22/2019	7,959	7,912	7,681	0.5%
MCS AMS Sub-Holdings LLC(aa)	Real Estate Management & Development	L+6.00% (7.00%), 10/15/2019	13,875	13,488	12,210	0.8%
Miller Heiman, Inc.(z)(aa)	Media	L+5.75% (6.75%), 9/30/2019	18,271	17,797	17,632	1.1%
Motorsports Aftermarket Group, Inc.(z)(aa)	Automotive	L+4.00% (5.00%), 5/14/2021	24,813	23,285	20,842	1.3%
National Technical Systems, Inc.(v)(z)	Professional Services	L+5.50% (6.75%), 11/22/2018	25,593	25,457	25,399	1.6%
New Media Holdings II, LLC(a)(z)	Publishing	L+6.25% (7.25%), 6/3/2020	8,905	8,751	8,816	0.5%
NextCare, Inc.(m)(z)(ab)	Health Care Providers & Services	L+5.75% (7.00%), 10/10/2017	21,148	20,993	20,746	1.3%
NextSteppe Inc.	Chemicals	13.00%, 3/30/2018	10,000	9,800	9,800	0.6%
North Atlantic Trading Company, Inc.(z)(aa)	Food Products	L+6.50% (7.75%), 1/13/2020	19,757	19,709	19,461	1.2%
OH Acquisition, LLC(a)(z)	Banking, Finance, Insurance & Real Estate	L+6.25% (7.25%), 8/29/2019	7,462	7,429	7,399	0.5%
Orchid Underwriters Agency, LLC(af)	Banking, Finance, Insurance & Real Estate	10.00%, 11/6/2019	14,925	14,719	14,706	0.9%
Otter Box Holdings, Inc.(aa)	Electronic Equipment, Instruments & Components	L+4.75% (5.75%), 6/3/2020	8,424	8,372	8,368	0.5%
PeopLease Holdings, LLC(d)(z)(ai)	Commercial Services & Supplies	L+13.00% (14.00%), 12/26/2018	10,000	9,850	11,634	0.7%
PGX Holdings, Inc.(z)	Transportation Infrastructure	L+5.25% (6.25%), 9/29/2020	10,862	10,763	10,917	0.7%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	March 31, 2015 (Unaudited)
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Premier Dental Services, Inc.(z)(aa)	Health Care Providers & Services	L+5.00% (6.00%), 11/1/2018	$24,678	$24,576	$22,457	1.4%
Pre-Paid Legal Services, Inc.(aa)	Diversified Consumer Services	L+5.00% (6.25%), 7/1/2019	8,820	8,895	8,805	0.5%
Pride Plating, Inc.(z)	Aerospace & Defense	L+5.50% (6.50%), 6/13/2019	9,809	9,744	9,621	0.6%
RedPrairie Corp.(aa)	Software	L+5.00% (6.00%), 12/21/2018	13,321	13,305	13,108	0.8%
Resco Products, Inc.(z)	Steel	L+6.00% (6.25%), 9/7/2016	10,000	9,921	9,785	0.6%
Riverbed Technology, Inc.(aa)	Technology – Enterprise Solutions	L+5.00% (6.00%), 4/24/2022	10,000	9,950	10,090	0.6%
RVNB Holdings, Inc. (dba All My Sons Moving & Storage)(f)	Freight & Logistics	L+7.75% (8.75%), 2/25/2020	24,283	23,805	23,796	1.5%
Squan Holding Corp.(n)(z)	Diversified Telecommunication Services	L+7.75% (8.75%), 10/9/2019	23,000	22,583	22,567	1.4%
STG-Fairway Acquisitions, Inc.(aa)	Professional Services	L+5.00% (6.25%), 2/28/2019	11,785	11,748	11,711	0.7%
SunGard Availability Services Capital, Inc.(aa)	Business Equipment & Services	L+5.00% (6.00%), 3/29/2019	9,900	9,817	8,662	0.5%
Taqua, LLC	Wireless Telecommunication Services	L+9.00% (10.00%), 7/31/2019	13,825	13,585	12,843	0.8%
Tax Defense Network, LLC(j)(z)	Diversified Consumer Services	L+8.50% (9.50%), 8/28/2019	23,600	23,184	23,249	1.4%
The Tennis Channel Holdings, Inc.(ab)(ai)	Media	L+8.50% (8.75%), 5/29/2017	15,903	15,638	15,298	0.9%
Total Outdoor Holdings Corp.	Advertising	L+10.00% (11.00%), 8/28/2019	20,000	19,647	20,000	1.2%
Transportation Insight, LLC(z)	Freight & Logistics	L+5.25% (6.25%), 9/30/2019	15,600	15,389	15,194	0.9%
Trinity Consultants Holdings, Inc.(z)	Business Equipment & Services	L+6.75% (7.75%), 2/15/2020	15,000	14,902	14,980	0.9%
Trojan Battery Company, LLC(z)(aa)	Automotive	L+4.75% (5.75%), 6/12/2021	10,169	10,078	10,093	0.6%
U.S. Farathane, LLC(aa)	Automotive	L+5.75% (6.75%), 12/23/2021	11,850	11,617	11,969	0.7%
United Central Industrial Supply Company, LLC(z)(aa)	Commercial Services & Supplies	L+6.25% (7.50%), 10/9/2018	8,797	8,697	7,654	0.5%
US Shipping LLC(aa)	Marine	L+4.50% (5.50%), 4/30/2018	10,014	10,144	9,939	0.6%
Sub Total Senior Secured First Lien Debt				$1,032,866	$1,022,721	63.4%
Senior Secured Second Lien Debt – 16.9%(b)
Ability Networks Inc.(ab)	Health Care Providers & Services	L+8.25% (9.25%), 5/16/2022	$12,050	$11,942	$11,929	0.7%
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	L+10.50% (11.50%), 3/31/2020	11,500	11,283	11,395	0.7%
Appriss Holdings, Inc.	Business Equipment & Services	L+8.25% (9.25%), 5/21/2021	15,000	14,787	14,777	0.9%
Boston Market Corporation(ab)	Hotels, Restaurants & Leisure	L+7.63% (8.63%), 12/16/2018	14,763	14,599	14,726	0.9%
CIG Financial, LLC(a)(ah)	Consumer Finance	10.50%, 6/30/2019	15,000	14,873	14,809	0.9%
CPX Interactive Holdings, LP(ai)	Publishing	L+10.00% (13.00%), 3/26/2018	20,306	19,248	18,922	1.3%
CREDITCORP(ab)	Consumer Finance	12.00%, 7/15/2018	13,250	13,187	11,793	0.7%
Epic Health Services, Inc.	Health Care Providers & Services	L+8.25% (9.25%), 8/17/2021	10,000	9,853	9,916	0.6%
High Ridge Brands Co.(ab)	Retailers (except food & drug)	L+8.50% (9.50%), 4/11/2020	22,500	22,217	22,309	1.4%
Interblock USA L.C.(ab)	Electronic Equipment, Instruments & Components	L+8.75% (9.75%), 3/28/2018	23,000	22,655	22,815	1.4%
J. C. Bromac Corporation (dba EagleRider, Inc.)	Hotels, Restaurants & Leisure	L+9.00% (10.00%), 8/11/2019	15,000	14,763	14,810	0.9%
K&N Engineering, Inc.(l)(ab)	Automotive	L+8.63% (9.63%), 7/11/2020	13,000	12,742	12,680	0.8%
Linc Energy Finance USA, Inc.(ab)	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,903	3,193	0.2%
NCP Finance Limited Partnership(aa)(ab)	Consumer Finance	L+9.75% (11.00%), 10/1/2018	17,734	17,587	17,512	1.1%
Noosa Acquirer, Inc.	Food Products	L+5.25% (6.25%), 11/21/2020	25,000	24,647	24,638	1.6%
Sage Automotive Holdings, Inc.	Auto Components	L+8.00% (9.00%), 10/8/2021	13,000	12,878	12,870	0.8%
Schulman Associates Institutional Review Board, Inc.	Health Care	L+8.00% (9.00%), 6/3/2021	17,000	16,677	16,637	1.0%
Surgery Center Holdings, Inc.(aa)	Healthcare & Pharmaceuticals	L+7.50% (8.50%), 11/3/2021	10,000	9,906	9,858	0.6%
Zimbra, Inc.(ab)	Software	10.75%, 7/1/2016	6,000	5,987	7,171	0.4%
Sub Total Senior Secured Second Lien Debt				$278,734	$272,760	16.9%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	March 31, 2015 (Unaudited)
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Subordinated Debt – 4.8%(b)
Gold, Inc.(d)(ab)	Textiles, Apparel & Luxury Goods	12.00%, 6/30/2019	$12,163	$11,978	$11,824	0.7%
Park Ave RE Holdings, LLC(d)(o)(ai)	Real Estate Management & Development	L+8.00% (13.00%), 12/29/2017	22,637	22,637	22,637	1.5%
S.B. Restaurant Co., Inc.(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	4,050	3,974	—	—%
S.B. Restaurant Co., Inc. – Senior Subordinated Debt(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	134	88	—	—%
Steel City Media(ai)	Media	12.00%, 3/29/2020	20,202	19,828	20,134	1.2%
Visionary Integration Professionals, LLC(ab)(ai)	IT Services	13.00%, 12/3/2018	11,295	10,396	9,423	0.6%
Xplornet Communications, Inc.(a)(ai)	Diversified Telecommunication Services	13.00%, 10/25/2020	11,350	11,350	11,579	0.7%
Zimbra, Inc.	Software	12.00%, 7/10/2018	2,000	2,000	1,750	0.1%
Sub Total Subordinated Debt				$82,251	$77,347	4.8%
Collateralized Securities – 25.4%(b)
B&M CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	4/16/2026	$40,250	$31,789	$30,197	1.9%
CVP Cascade CLO, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/16/2026	31,000	22,535	22,150	1.4%
CVP Cascade CLO-2, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/18/2026	35,250	26,715	25,964	1.6%
Fifth Street Senior Loan Fund I, LLC – 1A Class F(a)(p)	Diversified Investment Vehicles	1/19/2027	10,728	8,816	8,823	0.5%
Fifth Street Senior Loan Fund I, LLC – 2015-1A Subordinated Notes(a)	Diversified Investment Vehicles	L+7.50%, 1/19/2027	30,575	26,832	26,288	1.7%
Figueroa CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/15/2027	35,057	27,864	25,612	1.6%
MCF CLO V Warehouse LLC(a)	Diversified Investment Vehicles	3/19/2020	23,486	23,486	23,486	1.5%
MidOcean Credit CLO II, LLC(a)(p)	Diversified Investment Vehicles	1/29/2025	37,600	31,942	30,997	1.9%
MidOcean Credit CLO III, LLC(a)(p)	Diversified Investment Vehicles	7/21/2026	40,250	33,908	34,100	2.1%
MidOcean Credit CLO IV, LLC(a)(p)	Diversified Investment Vehicles	4/15/2027	21,500	18,500	18,407	1.1%
NewStar Arlington Senior Loan Program LLC Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/25/2025	31,603	29,514	29,149	1.8%
Ocean Trails CLO V, LTD.(a)(p)	Diversified Investment Vehicles	10/13/2026	40,518	35,840	33,053	2.0%
OFSI Fund VI, Ltd. Subordinated Notes(a)(p)	Diversified Investment Vehicles	3/20/2025	38,000	31,500	31,345	1.9%
Related Fee Agreements(a)(p)(s)	Diversified Investment Vehicles		—	17,049	16,707	1.1%
Silver Spring CLO, Ltd.(a)(p)	Diversified Investment Vehicles	10/15/2026	31,500	29,701	27,347	1.7%
WhiteHorse VIII, Ltd. CLO Subordinated Notes(a)(p)	Diversified Investment Vehicles	5/1/2026	36,000	27,625	26,408	1.6%
Sub Total Collateralized Securities				$423,616	$410,033	25.4%
Equity/Other – 12.7%(b)
Basho Technologies, Inc. – Series G Senior Participating Preferred Stock Warrant(e)	Software		306	$—	$306	—%
Basho Technologies, Inc. – Series G Senior Preferred Stock(e)	Software		$2,040	2,000	2,000	0.1%
Carlyle GMS Finance, Inc.(a)(i)	Diversified Investment Vehicles		$3,660	3,660	3,532	0.2%
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares(d)(e)(u)	Publishing	8.00%	$6,000	6,000	6,493	0.4%
CPX Interactive Holdings, LP – Warrants(e)(u)	Publishing		317	1,087	868	0.1%
Crowley Holdings, Inc. – Series A Preferred Stock(ai)	Marine	12.00%	$25,646	25,646	25,701	1.6%
Danish CRJ LTD.(a)(e)(p)(r)	Aerospace & Defense		$5	1	7	—%
Evolution Research Group – Preferred Equity(e)	Health Care Providers & Services	8.00%	$500	500	376	—%
HIG Integrity Nutraceuticals(e)(u)	Food Products		1,567	1,630	—	—%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	March 31, 2015 (Unaudited)
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Kahala Ireland OpCo LLC – Common Equity(a)(e)(o)(y)	Aerospace & Defense		$—	$—	$7,550	0.5%
Kahala Ireland OpCo LLC – Profit Participating Note(a)(e)(o)(y)	Aerospace & Defense		3,250	3,070	3,250	0.2%
Kahala US OpCo LLC(o)(x)	Aerospace & Defense	13.00%	4,413	4,521	4,984	0.3%
MBLOX Inc. – Warrants(e)	Internet Software & Services		1,531	—	—	—%
NMFC Senior Loan Program I, LLC(a)(p)	Diversified Investment Vehicles		$50,000	50,000	49,371	3.1%
Orchid Underwriters Agency, LLC(e)(u)	Banking, Finance, Insurance & Real Estate		$500	500	439	—%
Park Ave Holdings, LLC – Common Shares(e)(o)(w)	Real Estate Management & Development	8.00%	7,900	1,228	5,062	0.3%
Park Ave Holdings, LLC – Preferred Shares(o)(w)	Real Estate Management & Development	8.00%	27	13,319	13,319	0.8%
PennantPark Credit Opportunities Fund II, LP(a)(g)(p)	Diversified Investment Vehicles		$10,000	10,000	11,028	0.7%
S.B. Restaurant Co., Inc. – Warrants(e)	Hotels, Restaurants & Leisure		—	—	—	—%
SkyCross Inc. – Warrants(e)	Electronic Equipment, Instruments & Components		2,254	—	—	—%
South Grand MM CLO I, LLC(a)(p)(ag)	Diversified Investment Vehicles		$30,624	30,173	30,624	1.9%
Squan Holdings Corp. – Class A Common Stock(e)(u)	Diversified Telecommunication Services		1,150	12	71	—%
Squan Holdings Corp. – Series A Preferred Stock(e)(u)	Diversified Telecommunication Services		1	1,139	1,182	0.1%
Tax Defense Network, LLC(e)(u)	Diversified Consumer Services		$425	425	602	—%
Tennenbaum Waterman Fund, L.P.(a)	Diversified Investment Vehicles		$10,000	10,000	10,751	0.7%
The SAVO Group, Ltd. – Warrants(e)	Internet Software & Services		138	—	—	—%
THL Credit Greenway Fund II LLC(a)(p)	Diversified Investment Vehicles		$18,316	18,316	18,651	1.2%
Visionary Integration Professionals, LLC – Warrants(e)(u)	IT Services		657	911	592	—%
World Business Lenders, LLC(e)	Consumer Finance		923	3,750	4,171	0.3%
Xplornet Communications Inc. – Warrants(a)(e)	Diversified Telecommunication Services		10	—	2,296	0.1%
Zimbra, Inc. – Warrants (Second Lien Debt)(e)	Software		671	—	68	—%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)(e)	Software		1,000	—	1,075	0.1%
Sub Total Equity/Other				$187,888	$204,369	12.7%
TOTAL INVESTMENTS – 123.2%(b)				$2,005,355	$1,987,230	123.2%

(a)	All of the Company's investments, except the investments noted by this footnote, are in eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”).
(b)	Percentages are based on net assets of $1,613.07 million as of March 31, 2015.
(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act. (See Note 3 to the financial statements).
(d)	As of March 31, 2015, the company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be PIK.
(e)	Non-income producing at March 31, 2015.
(f)	The Company has committed to fund a revolver term loan of $0.9 million in RVNB Holdings, Inc. The remaining commitment as of March 31, 2015 was $0.5 million.
(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(h)	The Company has committed to fund a revolver term loan of $5.0 million in Icynene US Acquisition Corp. The remaining commitment as of March 31, 2015 was $3.0 million.
(i)	The Company has committed to fund $10.0 million in Carlyle GMS Finance, Inc. The remaining commitment as of March 31, 2015 was $6.3 million.
(j)	The Company has committed to fund a delayed draw term loan of $4.0 million in Tax Defense Network, LLC. The remaining commitment as of March 31, 2015 was $3.8 million.
(k)	The Company has committed to fund a delayed draw term loan of $2.6 million in ECI Acquisition Holdings, Inc. The remaining commitment as of March 31, 2015 was $1.8 million.
(l)	The Company has committed to fund a delayed draw term loan of $5.0 million in K & N Engineering, Inc. The remaining commitment as of March 31, 2015 was $5.0 million.
(m)	The Company has committed to fund a delayed draw term loan of $9.7 million in NextCare, Inc. The remaining commitment as of March 31, 2015 was $2.9 million.
(n)	The Company has committed to fund a delayed draw term loan of $10.0 million in Squan Holding Corp. The remaining commitment as of March 31, 2015 was $10.0 million.
(o)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company.
(p)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities.
(q)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments. The Company classifies all investments within the Consolidated Schedule of Investments which are not classified as Control Investments or Affiliated Investments as Non-affiliated Investments.
(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.
(s)	Related Fee Agreements consists of one investment with a fair value of $1,222 thousand that is classified as a Non-affiliated Investment and seven investments with a total fair value of $15,485 thousand that are classified as Affiliated Investments.
(t)	The investment is on non-accrual status as of March 31, 2015.
(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.
(v)	The Company has committed to fund a delayed draw term loan of $7.5 million in National Technical Systems, Inc. The remaining commitment as of March 31, 2015 was $0.5 million.
(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.
(x)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(y)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo LLC.
(z)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(aa)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ab)	The Company's investment or a portion thereof is pledged as collateral under the Deutsche Bank Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ac)	The Company has committed to fund a delayed draw term loan of $5.0 million in Icynene US Acquisition Corp. The remaining commitment as of March 31, 2015 was $5.0 million.
(ad)	The Company has committed to fund a delayed draw term loan of $20.2 million in ERG Holding Company. The remaining commitment as of March 31, 2015 was $20.2 million.
(ae)	The Company has committed to fund a delayed draw term loan of $2.2 million in InMotion Entertainment Group, LLC. The remaining commitment as of March 31, 2015 was $0.4 million.
(af)	The Company has committed to fund a delayed draw term loan of $4.0 million in Orchid Underwriters Agency, LLC. The remaining commitment as of March 31, 2015 was $4.0 million.
(ag)	The Company has committed to fund $35.0 million in South Grand MM CLO I, LLC. The remaining commitment as of March 31, 2015 was $6.1 million.
(ah)	The Company has committed to fund a delayed draw term loan of $5.0 million in CIG Financial, LLC. The remaining commitment as of March 31, 2015 was $5.0 million.
(ai)	For the three months ended March 31, 2015, the following investments paid or have the option to pay a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	—%	13.00%	13.00%
Kahala US OpCo LLC	Senior Secured First Lien Debt	—%	13.00%	13.00%
PeopLease Holdings, LLC	Senior Secured First Lien Debt	14.00%	—%	14.00%
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	5.75%	3.00%	8.75%
CPX Interactive Holdings, LP	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%
Steel City Media	Subordinated Debt	12.00%	2.00%	14.00%
Visionary Integration Professionals, LLC	Subordinated Debt	11.00%	2.00%	13.00%
Xplornet Communications, Inc.	Subordinated Debt	—%	13.00%	13.00%
Crowley Holdings, Inc. – Series A Preferred Stock	Equity/Other	10.00%	2.00%	12.00%

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS
(dollars in thousands)
March 31, 2015
(Unaudited)

The following table shows the portfolio composition by industry grouping based on fair value at March 31, 2015 (dollars in thousands):

	At March 31, 2015
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$533,990	26.7%
Health Care Providers & Services	106,945	5.4
Aerospace & Defense	101,245	5.1
Automotive	80,513	4.1
Food Products	74,850	3.8
Software	67,889	3.4
Hotels, Restaurants & Leisure	65,081	3.3
Publishing	64,949	3.3
Media	53,064	2.7
Diversified Consumer Services	53,805	2.7
Real Estate Management & Development	53,228	2.7
Professional Services	52,933	2.7
Commercial Services & Supplies	48,841	2.5
Retailers (except food & drug)	48,584	2.4
Consumer Finance	48,285	2.4
Electronic Equipment, Instruments & Components	41,321	2.1
Freight & Logistics	38,990	2.0
Business Equipment & Services	38,419	1.9
Diversified Telecommunication Services	37,695	1.9
Marine	35,640	1.8
Banking, Finance, Insurance & Real Estate	33,939	1.7
Internet Software & Services	33,254	1.7
Transportation Infrastructure	28,290	1.4
Building Products	25,627	1.3
Technology – Enterprise Solutions	22,936	1.2
Advertising	20,000	1.0
Machinery	19,750	1.0
Chemicals	19,412	1.0
Diversified Financial Services	18,237	0.9
Health Care	16,637	0.8
Auto Components	12,870	0.6
Wireless Telecommunication Services	12,843	0.6
Communications Equipment	12,752	0.6
Telecommunications	12,060	0.6
Textiles, Apparel & Luxury Goods	11,824	0.6
IT Services	10,015	0.5
Healthcare & Pharmaceuticals	9,858	0.5
Steel	9,785	0.5
Capital Markets	7,681	0.4
Oil, Gas & Consumable Fuels	3,193	0.2
Total	$1,987,230	100.0%

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Senior Secured First Lien Debt – 65.0%(b)
Ability Networks Inc.(aa)	Health Care Providers & Services	L+5.00% (6.00%), 5/14/2021	$7,960	$7,923	$7,781	0.5%
AM General LLC(aa)	Aerospace & Defense	L+9.00% (10.25%), 3/22/2018	5,950	5,381	5,229	0.3%
Amports, Inc.(ab)	Automotive	L+8.00% (9.00%), 5/19/2020	14,999	14,899	14,986	1.0%
Answers Corporation(z)(aa)	Internet Software & Services	L+5.25% (6.25%),10/3/2021	35,000	33,811	33,162	2.2%
AP Gaming I, LLC(z)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/20/2020	4,913	4,786	4,888	0.3%
Applied Merchant Systems West Coast, Inc.	Diversified Financial Services	L+11.50% (12.50%), 9/19/2019	19,256	18,868	18,863	1.2%
Avaya, Inc. Term Loan B-6(aa)	Communications Equipment	L+5.50% (6.50%), 3/31/2018	12,831	12,848	12,617	0.8%
Caesars Growth Properties Holdings, LLC(a)(aa)	Hotels, Restaurants & Leisure	L+5.25% (6.25%), 5/8/2021	4,975	4,971	4,548	0.3%
Central Security Group, Inc.(z)(aa)	Commercial Services & Supplies	L+5.25% (6.25%), 10/2/2020	18,500	18,230	18,176	1.2%
Chicken Soup for the Soul Publishing, LLC(z)(ab)	Publishing	L+6.00% (7.25%), 1/8/2019	29,850	29,549	30,048	2.0%
Clover Technologies Group, LLC(aa)	Commercial Services & Supplies	L+4.50% (5.50%), 5/8/2020	11,471	11,481	11,156	0.7%
ConvergeOne Holdings Corp.(aa)	Diversified Consumer Services	L+5.00% (6.00%), 6/17/2020	13,432	13,308	13,365	0.9%
Creative Circle, LLC(z)(aa)	Professional Services	L+4.50% (5.50%), 6/25/2020	12,374	12,261	12,220	0.8%
Danish CRJ LTD.(a)(p)	Aerospace & Defense	13.50%	181	181	181	—%
Eagle Rx, LLC(z)	Health Care Providers & Services	L+6.00% (7.00%), 8/15/2019	15,920	15,845	16,024	1.0%
ECI Acquisition Holdings, Inc.(k)(z)	Technology – Enterprise Solutions	L+6.25% (7.25%), 3/11/2019	12,320	12,268	12,224	0.8%
Epic Health Services, Inc.(z)	Health Care Providers & Services	L+5.25% (6.50%), 10/18/2018	15,522	15,410	15,508	1.0%
ERG Holding Company(z)(ad)	Health Care Providers & Services	L+6.75% (8.00%), 4/4/2019	14,578	14,329	14,370	0.9%
Excelitas Technologies Corp.(aa)	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 11/2/2020	10,126	10,161	10,007	0.7%
EZE Trucking, Inc.(aj)(z)	Road & Rail	L+10.75% (14.00%), 7/31/2018	12,499	12,455	12,499	0.8%
GTCR Valor Companies, Inc.(z)(aa)	Software	L+5.00% (6.00%), 5/30/2021	36,890	36,049	35,830	2.3%
Hanna Anderson, LLC(z)	Retailers (except food & drug)	L+7.25% (8.25%), 4/21/2019	14,625	14,499	14,896	1.0%
Henniges Automotive Holdings, Inc.(aa)	Automotive	L+5.00% (6.00%), 6/12/2021	9,943	9,849	9,893	0.5%
Icynene US Acquisition Corp.(z)(ai)	Building Products	L+6.25% (7.25%), 11/4/2020	52,000	50,987	50,960	3.3%
ILC Dover LP(z)	Aerospace & Defense	L+5.50% (6.50%), 3/20/2020	14,719	14,655	14,135	0.9%
InMotion Entertainment Group, LLC(z)(ae)	Retailers (except food & drug)	L+7.75% (9.00%), 10/1/2018	11,647	11,473	11,795	0.8%
IntegraMed America, Inc.(z)	Health Care Providers & Services	L+7.25% (8.50%), 9/20/2017	3,744	3,699	3,648	0.2%
Integrity Nutraceuticals, Inc.(z)(ab)	Food Products	L+9.50% (10.50%), 4/28/2019	35,000	34,401	29,150	1.9%
Jackson Hewitt, Inc.(aa)	Diversified Consumer Services	L+8.50% (10.00%), 10/16/2017	8,625	8,570	8,582	0.6%
Jefferson Gulf Coast Energy Partners LLC	Transportation Infrastructure	L+8.00% (9.00%), 2/27/2018	17,955	17,798	17,057	1.1%
K2 Pure Solutions NoCal, L.P.(z)	Chemicals	L+6.00% (7.00%), 8/19/2019	9,875	9,722	9,609	0.6%
Kahala Ireland OpCo LLC(a)(ac)(o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	47,843	47,843	47,843	3.1%
Kahala US OpCo LLC(ak)(o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	7,131	7,131	7,131	0.5%
Land Holdings I, LLC	Hotels, Restaurants & Leisure	12.00%, 6/26/2019	30,000	29,460	30,677	2.0%
Liquidnet Holdings, Inc.(a)(z)(aa)	Capital Markets	L+6.75% (7.75%), 5/22/2019	17,063	16,959	16,295	1.1%
MCS AMS Sub-Holdings LLC(aa)	Real Estate Management & Development	L+6.00% (7.00%), 10/15/2019	14,156	13,740	12,457	0.8%
Miller Heiman, Inc.(z)(aa)	Media	L+5.75% (6.75%), 9/30/2019	18,389	17,886	17,872	1.2%
Motorsports Aftermarket Group, Inc.(z)(aa)	Automotive	L+4.00% (5.00%), 5/14/2021	24,875	23,284	20,646	1.3%
National Technical Systems, Inc.(v)(z)	Professional Services	L+5.50% (6.75%), 11/22/2018	18,609	18,487	18,467	1.2%
New Media Holdings II, LLC(a)(z)	Publishing	L+6.25% (7.25%), 6/3/2020	8,928	8,766	8,794	0.6%
NextCare, Inc.(m)(z)(ab)	Health Care Providers & Services	L+5.75% (7.00%), 10/10/2017	19,753	19,581	19,453	1.3%
North Atlantic Trading Company, Inc.(z)(aa)	Food Products	L+6.50% (7.75%), 1/13/2020	19,806	19,754	19,410	1.3%
OH Acquisition, LLC(a)(z)	Banking, Finance, Insurance & Real Estate	L+6.25% (7.25%), 8/29/2019	7,481	7,446	7,465	0.5%
Orchid Underwriters Agency, LLC(af)	Banking, Finance, Insurance & Real Estate	L+10.00% (10.00%), 11/6/2019	14,963	14,745	14,738	1.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Otter Box Holdings, Inc.(aa)	Electronic Equipment, Instruments & Components	L+4.75% (5.75%), 6/3/2020	$8,445	$8,390	$8,336	0.5%
PeopLease Holdings, LLC(d)(z)	Commercial Services & Supplies	L+13.00% (14.00%), 12/26/2018	10,000	9,840	11,634	0.8%
PGX Holdings, Inc.(z)	Transportation Infrastructure	L+5.25% (6.25%), 9/29/2020	10,931	10,826	10,918	0.7%
Premier Dental Services, Inc.(z)(aa)	Health Care Providers & Services	L+5.00% (6.00%), 11/1/2018	24,740	24,631	23,503	1.5%
Pre-Paid Legal Services, Inc.(aa)	Diversified Consumer Services	L+5.00% (6.25%), 7/1/2019	9,212	9,295	9,124	0.6%
Pride Plating, Inc.(z)	Aerospace & Defense	L+5.50% (6.50%), 6/13/2019	9,874	9,806	9,811	0.6%
RedPrairie Corp.(aa)	Software	L+5.00% (6.00%), 12/21/2018	13,355	13,338	12,379	0.8%
Resco Products, Inc.(z)	Steel	L+6.00% (6.25%), 9/7/2016	10,000	9,907	9,771	0.6%
Squan Holding Corp.(n)(z)	Diversified Telecommunication Services	L+7.25% (8.25%), 10/9/2019	23,000	22,561	22,540	1.5%
STG-Fairway Acquisitions, Inc.(aa)	Professional Services	L+5.00% (6.25%), 2/28/2019	11,815	11,775	11,623	0.8%
SunGard Availability Services Capital, Inc.(aa)	Business Equipment & Services	L+5.00% (6.00%), 3/29/2019	9,925	9,836	8,794	0.6%
Taqua, LLC	Wireless Telecommunication Services	L+9.00% (10.00%), 7/31/2019	14,000	13,743	13,749	0.9%
TASC, Inc.(aa)	Aerospace & Defense	L+5.50% (6.50%), 5/22/2020	6,965	6,830	6,780	0.4%
Tax Defense Network, LLC(j)(z)	Diversified Consumer Services	L+8.50% (9.50%), 8/28/2019	31,100	30,520	30,725	2.0%
The Tennis Channel Holdings, Inc.(aj)(ab)	Media	L+8.50% (8.81%), 5/29/2017	15,781	15,489	15,149	1.0%
Total Outdoor Holdings Corp.	Advertising	L+10.00% (11.00%), 8/28/2019	20,000	19,627	19,624	1.3%
Transportation Insight, LLC(z)	Freight & Logistics	L+5.25% (6.25%), 9/30/2019	15,800	15,575	15,563	1.0%
Trinity Consultants Holdings, Inc.(z)	Business Equipment & Services	L+6.75% (7.75%), 2/15/2020	15,000	14,896	14,980	1.0%
Trojan Battery Company, LLC(z)(aa)	Automotive	L+4.75% (5.75%), 6/12/2021	10,195	10,100	9,991	0.7%
United Central Industrial Supply Company, LLC(z)(aa)	Commercial Services & Supplies	L+6.25% (7.50%), 10/9/2018	8,798	8,690	7,962	0.5%
US Shipping LLC(aa)	Marine	L+4.50% (5.50%), 4/30/2018	10,255	10,399	10,050	0.7%
Sub Total Senior Secured First Lien Debt				$1,011,823	$997,661	65.0%
Senior Secured Second Lien Debt – 17.5%(b)
Ability Networks Inc.(ab)	Health Care Providers & Services	L+8.25% (9.25%), 5/16/2022	12,550	12,434	12,236	0.8%
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	L+10.50% (11.50%), 3/31/2020	9,000	8,823	8,820	0.6%
Appriss Holdings, Inc.	Business Equipment & Services	L+8.25% (9.25%), 5/21/2021	15,000	14,779	14,775	1.0%
Boston Market Corporation(ab)	Hotels, Restaurants & Leisure	L+7.63% (8.63%), 12/16/2018	14,800	14,624	15,041	1.0%
CIG Financial, LLC(a)(ah)	Consumer Finance	10.50%, 6/30/2019	15,000	14,865	15,000	1.0%
CPX Interactive Holdings, LP	Publishing	L+10.00% (11.00%), 3/26/2018	20,205	19,076	18,277	1.3%
CREDITCORP(ab)	Consumer Finance	12.00%, 7/15/2018	13,250	13,183	12,852	0.8%
H.D. Vest, Inc.(ab)	Diversified Consumer Services	L+8.00% (9.25%), 6/18/2019	8,750	8,669	8,791	0.6%
High Ridge Brands Co.(ab)	Retailers (except food & drug)	L+8.50% (9.50%), 4/11/2020	22,500	22,203	22,309	1.5%
Interblock USA L.C.(ab)	Electronic Equipment, Instruments & Components	L+8.75% (9.75%), 3/28/2018	23,000	22,627	22,732	1.5%
J.C. Bromac Corporation (dba EagleRider, Inc.)(ac)	Hotels, Restaurants & Leisure	L+9.00% (10.00%), 8/11/2019	10,000	9,838	9,873	0.6%
K&N Engineering, Inc.(l)(ab)	Automotive	L+8.63% (9.63%), 7/11/2020	13,000	12,730	12,764	0.8%
Linc Energy Finance USA, Inc.(ab)	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,895	7,598	0.5%
NCP Finance Limited Partnership(aa)(ab)	Consumer Finance	L+9.75% (11.00%), 10/1/2018	17,779	17,621	17,557	1.1%
Noosa Acquirer, Inc.	Food Products	L+5.25% (6.25%), 11/21/2020	25,000	24,632	24,625	1.5%
Sage Automotive Holdings, Inc.	Auto Components	L+8.00% (9.00%), 10/8/2021	13,000	12,873	12,870	0.8%
Schulman Associates Institutional Review Board, Inc.	Health Care	L+8.00% (9.00%), 6/3/2021	17,000	16,664	16,660	1.1%
Surgery Center Holdings, Inc.(aa)	Healthcare & Pharmaceuticals	L+7.50% (8.50%), 11/3/2021	$10,000	9,902	9,625	0.6%
Zimbra, Inc.(ab)	Software	10.75%, 7/1/2016	6,000	5,984	5,953	0.4%
Sub Total Senior Secured Second Lien Debt				$270,422	$268,358	17.5%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Subordinated Debt – 4.0%(b)
Gold, Inc.(d)(ab)	Textiles, Apparel & Luxury Goods	12.00%, 6/30/2019	$12,163	$11,969	$11,823	0.8%
Park Ave RE Holdings, LLC(d)(o)	Real Estate Management & Development	L+8.00% (13.00%), 12/29/2017	6,107	6,107	6,107	0.4%
S.B. Restaurant Co., Inc.(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	4,050	3,974	—	—%
S.B. Restaurant Co., Inc. – Senior Subordinated Debt(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	134	88	—	—%
Steel City Media(aj)	Media	12.00%, 3/29/2020	20,103	19,716	19,752	1.3%
Visionary Integration Professionals, LLC(ab)(aj)	IT Services	13.00%, 12/3/2018	11,239	10,296	10,269	0.7%
Xplornet Communications, Inc.(a)(ak)	Diversified Telecommunication Services	13.00%, 10/25/2020	11,350	11,350	11,203	0.7%
Zimbra, Inc.	Software	12.00%, 7/10/2018	2,000	2,000	1,776	0.1%
Sub Total Subordinated Debt				$65,500	$60,930	4.0%
Collateralized Securities – 23.8%(b)
B&M CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	4/16/2026	$40,250	$33,734	$31,280	2.0%
CVP Cascade CLO, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/16/2026	31,000	23,589	22,553	1.5%
CVP Cascade CLO-2, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/18/2026	35,250	27,940	26,479	1.7%
Figueroa CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/15/2027	35,057	27,864	27,128	1.8%
MidOcean Credit CLO II, LLC(a)(p)	Diversified Investment Vehicles	1/29/2025	37,600	33,024	33,712	2.2%
MidOcean Credit CLO III, LLC(a)(p)	Diversified Investment Vehicles	7/21/2026	40,250	35,420	36,120	2.4%
MidOcean Credit CLO IV, LLC(a)(p)	Diversified Investment Vehicles		18,500	18,500	18,500	1.2%
NewStar Arlington Senior Loan Program LLC Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/25/2025	31,603	29,514	30,474	2.0%
Ocean Trails CLO V, LTD.(a)(p)	Diversified Investment Vehicles	10/13/2026	40,518	35,840	34,607	2.3%
OFSI Fund VI, Ltd. Subordinated Notes(a)(p)	Diversified Investment Vehicles	3/20/2025	38,000	32,895	32,707	2.1%
Related Fee Agreements(a)(p)(s)	Diversified Investment Vehicles		—	16,308	16,369	1.0%
Silver Spring CLO, Ltd.(a)(p)	Diversified Investment Vehicles	10/15/2026	31,500	29,701	27,398	1.8%
WhiteHorse VIII, Ltd. CLO Subordinated Notes(a)(p)	Diversified Investment Vehicles	5/1/2026	36,000	28,604	27,570	1.8%
Sub Total Collateralized Securities				$372,933	$364,897	23.8%
Equity/Other – 14.7%(b)
Carlyle GMS Finance, Inc.(a)(i)	Diversified Investment Vehicles		$3,123	$3,123	$2,970	0.2%
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares(d)(e)(u)	Publishing	8.00%	$6,000	6,000	6,000	0.4%
CPX Interactive Holdings, LP – Warrants(e)(u)	Publishing		317	1,087	651	—%
Crowley Holdings, Inc. – Series A Preferred Stock(aj)	Marine	12.00%	$25,518	25,518	25,444	1.7%
Danish CRJ LTD.(a)(e)(p)(r)	Aerospace & Defense		$5	1	260	—%
Evolution Research Group – Preferred Equity(e)	Health Care Providers & Services	8.00%	$500	500	492	—%
Fifth Street Senior Loan Fund I, LLC(a)(p)	Diversified Investment Vehicles		$35,000	35,000	35,000	2.4%
HIG Integrity Nutraceuticals(e)(u)	Food Products		1,567	1,630	—	—%
Kahala Ireland OpCo LLC – Common Equity(a)(e)(o)(y)	Aerospace & Defense		$—	—	5,275	0.3%
Kahala Ireland OpCo LLC – Profit Participating Note(a)(e)(o)(y)	Aerospace & Defense		1,625	1,589	1,625	0.1%
Kahala US OpCo LLC(o)(x)	Aerospace & Defense	13.00%	6,038	6,279	7,500	0.5%
MBLOX Inc. – Warrants(e)	Internet Software & Services		1,531	—	—	—%
NMFC Senior Loan Program I, LLC(a)(p)	Diversified Investment Vehicles		$50,000	50,000	49,371	3.2%
Orchid Underwriters Agency, LLC(e)(u)	Banking, Finance, Insurance & Real Estate		$500	500	500	—%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Park Ave Holdings, LLC – Common Shares(e)(o)(w)	Real Estate Management & Development	8.00%	7,900	$1,229	$5,551	0.4%
Park Ave Holdings, LLC – Preferred Shares(o)(w)	Real Estate Management & Development	8.00%	16	7,809	7,809	0.5%
PennantPark Credit Opportunities Fund II, LP(a)(g)(p)	Diversified Investment Vehicles		$10,000	10,000	10,764	0.7%
S.B. Restaurant Co., Inc. – Warrants(e)	Hotels, Restaurants & Leisure		—	—	—	—%
SkyCross Inc. – Warrants(e)	Electronic Equipment, Instruments & Components		2,254	—	—	—%
South Grand MM CLO I, LLC(a)(p)(ag)	Diversified Investment Vehicles		$27,744	27,293	27,744	1.8%
Squan Holdings Corp. – Class A Common Stock(e)(u)	Diversified Telecommunication Services		1,150	12	12	—%
Squan Holdings Corp. – Series A Preferred Stock(e)(u)	Diversified Telecommunication Services		1	1,138	1,138	0.1%
Tax Defense Network, LLC(e)(u)	Diversified Consumer Services		$500	500	700	—%
Tennenbaum Waterman Fund, L.P.(a)(f)	Diversified Investment Vehicles		$8,396	8,396	9,062	0.6%
The SAVO Group, Ltd. – Warrants(e)	Internet Software & Services		138	—	—	—%
THL Credit Greenway Fund II LLC(a)(h)(p)	Diversified Investment Vehicles		$19,084	19,084	18,877	1.2%
Visionary Integration Professionals, LLC – Warrants(e)(u)	IT Services		657	910	658	—%
World Business Lenders, LLC(e)	Consumer Finance		$923	3,750	4,126	0.3%
Xplornet Communications Inc. – Warrants(a)(e)	Diversified Telecommunication Services		10	—	2,306	0.2%
Zimbra, Inc. – Warrants (Second Lien Debt)(e)	Software		671	—	138	—%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)(e)	Software		1,000	—	1,172	0.1%
Sub Total Equity/Other				$211,348	$225,145	14.7%
TOTAL INVESTMENTS – 125.0%(b)				$1,932,026	$1,916,991	125.0%

(a)	All of the Company's investments are in eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), except B&M CLO 2014-1, LTD. Subordinated Notes, Caesar's Growth Properties Holdings, LLC, Carlyle GMS Finance, Inc., CIG Financial, LLC, CVP Cascade CLO, LTD. Subordinated Notes, CVP Cascade CLO-2, LTD. Subordinated Notes, Danish CRJ LTD., Fifth Street Senior Loan Fund I, LLC, Figueroa CLO 2014-1, LTD. Subordinated Notes, Kahala Ireland OpCo LLC, Liquidnet Holdings, Inc., MidOcean Credit CLO II, LLC, MidOcean Credit CLO III, LLC, MidOcean Credit CLO IV, LLC, New Media Holdings II, LLC, NewStar Arlington Senior Loan Program, LLC Subordinated Notes, NMFC Senior Loan Program I, LLC, Ocean Trails CLO V, LTD., OFSI Fund VI, Ltd. Subordinated Notes, OH Acquisition, LLC, PennantPark Credit Opportunities Fund II, LP, Related Fee Agreements, Silver Spring CLO, Ltd., South Grand MM CLO I, LLC, Tennenbaum Waterman Fund, L.P., THL Credit Greenway Fund II LLC, WhiteHorse VIII, Ltd. CLO Subordinated Notes, and Xplornet Communications, Inc.
(b)	Percentages are based on net assets of $1,535,423 as of December 31, 2014.
(c)	The fair value of these investments is determined in good faith by the Company's board of directors as required by the 1940 Act. (See Note 3 to the financial statements).
(d)	As of December 31, 2014, the company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be PIK.
(e)	Non-income producing at December 31, 2014.
(f)	The Company has committed to fund $10.0 million in Tennenbaum Waterman Fund, L.P. over a period ending no later than September 2015. The remaining commitment as of December 31, 2014 was $1.6 million.
(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(h)	The Company has committed to fund $20.0 million in THL Credit Greenway II LLC over a period ending no later than March 2015. The remaining commitment as of December 31, 2014 was $0.2 million.
(i)	The Company has committed to fund $10.0 million in Carlyle GMS Finance, Inc. The remaining commitment as of December 31, 2014 was $6.9 million.
(j)	The Company has committed to fund a delayed draw term loan of $4.0 million in Tax Defense Network, LLC. The remaining commitment as of December 31, 2014 was $3.8 million.
(k)	The Company has committed to fund a delayed draw term loan of $2.6 million in ECI Acquisition Holdings, Inc. The remaining commitment as of December 31, 2014 was $2.6 million.
(l)	The Company has committed to fund a delayed draw term loan of $5.0 million in K & N Engineering, Inc. The remaining commitment as of December 31, 2014 was $5.0 million.
(m)	The Company has committed to fund an delayed draw term loan of $9.7 million in NextCare, Inc. The remaining commitment as of December 31, 2014 was $4.4 million.
(n)	The Company has committed to fund a delayed draw term loan of $10.0 million in Squan Holding Corp. The remaining commitment as of December 31, 2014 was $10.0 million.
(o)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company.
(p)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities.
(q)	The Company's investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments. The Company classifies all investments within the consolidated schedule of investments which are not classified as Control Investments or Affiliated Investments as Non-affiliated Investments.
(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.
(s)	Related Fee Agreements consists of one investment with a fair value of $1,288 thousand that is classified as a Non-affiliated Investment and six investments with a total fair value of $15,081 thousand that are classified as Affiliated Investments.
(t)	The investment is on non-accrual status as of December 31, 2014.
(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.
(v)	The Company has committed to fund a delayed draw term loan of $7.5 million in National Technical Systems, Inc. The remaining commitment as of December 31, 2014 was $7.5 million.
(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.
(x)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.
(y)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo LLC.
(z)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(aa)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ab)	The Company's investment or a portion thereof is pledged as collateral under the Deutsche Bank Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(ac)	The Company has committed to fund a delayed draw term loan of $5.0 million in J.C. Bromac Corporation (dba EagleRider, Inc.). The remaining commitment as of December 31, 2014 was $5.0 million.
(ad)	The Company has committed to fund a delayed draw term loan of $20.2 million in ERG Holding Company. The remaining commitment as of December 31, 2014 was $20.2 million.
(ae)	The Company has committed to fund a delayed draw term loan of $2.2 million in InMotion Entertainment Group, LLC. The remaining commitment as of December 31, 2014 was $0.4 million.
(af)	The Company has committed to fund a delayed draw term loan of $4.0 million in Orchid Underwriters Agency, LLC. The remaining commitment as of December 31, 2014 was $4.0 million.
(ag)	The Company has committed to fund $35.0 million in South Grand MM CLO I, LLC. The remaining commitment as of December 31, 2014 was $9.0 million.
(ah)	The Company has committed to fund a delayed draw term loan of $5.0 million in CIG Financial, LLC. The remaining commitment as of December 31, 2014 was $5.0 million.
(ai)	The Company has committed to fund a delayed draw term loan of $10.0 million in Icynene US Acquisition Corp. The remaining commitment as of December 31, 2014 was $10.0 million.
(aj)	As of December 31, 2014, the company elected to pay a portion of its interest in cash and PIK, noting the company has the option to elect a portion of the interest to be PIK.
(ak)	As of December 31, 2014, the company elected to pay PIK interest, noting the company has the option to elect a portion of the interest to be cash or PIK.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2014 (dollars in thousands):

	At December 31, 2014
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$518,685	27.0%
Health Care Providers & Services	113,015	5.8%
Aerospace & Defense	105,770	5.4%
Food Products	73,185	3.8%
Diversified Consumer Services	71,287	3.7%
Automotive	68,280	3.6%
Hotels, Restaurants & Leisure	65,027	3.4%
Publishing	63,770	3.3%
Software	57,248	3.0%
Media	52,773	2.8%
Building Products	50,960	2.7%
Consumer Finance	49,535	2.6%
Retailers (except food & drug)	49,000	2.6%
Commercial Services & Supplies	48,928	2.6%
Professional Services	42,310	2.2%
Electronic Equipment, Instruments & Components	41,075	2.1%
Business Equipment & Services	38,549	2.0%
Diversified Telecommunication Services	37,199	1.9%
Marine	35,494	1.9%
Internet Software & Services	33,162	1.7%
Real Estate Management & Development	31,924	1.7%
Banking, Finance, Insurance & Real Estate	31,523	1.6%
Transportation Infrastructure	27,975	1.5%
Advertising	19,624	1.0%
Diversified Financial Services	18,863	1.0%
Health Care	16,660	0.9%
Capital Markets	16,295	0.9%
Freight & Logistics	15,563	0.8%
Wireless Telecommunication Services	13,749	0.7%
Auto Components	12,870	0.7%
Communications Equipment	12,617	0.7%
Road & Rail	12,499	0.7%
Technology – Enterprise Solutions	12,224	0.6%
Textiles, Apparel & Luxury Goods	11,823	0.6%
IT Services	10,927	0.6%
Steel	9,771	0.5%
Healthcare & Pharmaceuticals	9,625	0.5%
Chemicals	9,609	0.5%
Oil, Gas & Consumable Fuels	7,598	0.4%
Total	$1,916,991	100.0%

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 1 — Organization and Basis of Presentation

Business Development Corporation of America (the “Company”), incorporated in Maryland on May 5, 2010, is an externally managed, non-diversified closed-end investment company that elected to be treated as a regulated investment company (“RIC”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2011 and that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 946, “Financial Services — Investment Companies” (“ASC 946”). The Company is, therefore, required to comply with certain regulatory requirements as promulgated under the 1940 Act. The Company is managed by BDCA Adviser, LLC (the “Adviser”) pursuant to the terms of the Investment Advisory and Management Services Agreement, as amended (the “Investment Advisory Agreement”). The Adviser was formed in Delaware as a limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser oversees the management of the Company’s activities and is responsible for making investment decisions for its portfolio. The Adviser is indirectly wholly-owned by the sponsor, AR Capital, LLC (the “Sponsor”).

On January 25, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form N-2 (File No. 333-166636) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Company sold 22,222 shares of common stock to its Adviser on July 8, 2010 at $9.00 per share, which represents the initial public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO and commenced operations as of that date. On February 1, 2012, our Adviser contributed an additional $1,300,000 to purchase 140,784 shares of our common stock at $9.234 per share so that the aggregate contribution by our Adviser was $1,500,000. Our Adviser will not tender any amount of its shares for repurchase as long it continues to serve as our investment adviser. On July 1, 2014, the Company’s registration statement on Form N-2 (File No. 333-193241) for its follow-on offering (the “Follow-on”) was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company’s IPO terminated. Under the Follow-on, the Company can offer up to 101,100,000 shares of its common stock. As of March 31, 2015, the Company had issued 165.7 million shares of common stock for gross proceeds of $1.8 billion including the shares purchased by the Sponsor and shares issued under the Company’s distribution reinvestment plan (“DRIP”). As of March 31, 2015, the Company had repurchased 1.0 million shares of common stock for payments of $10.6 million. However, beginning April 30, 2015 we intend to stop accepting new subscription agreements dated after that date but will continue to accept subscription agreements dated on or prior to April 30, 2015 until June 30, 2015. See Note 16 — Subsequent Events for more information regarding the close of our Follow-on offering.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues between $10 million and $1 billion. The Company may also purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”). Structurally, Collateralized Securities are entities that are formed to manage a portfolio of senior

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 1 — Organization and Basis of Presentation  – (continued)

secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. The Company expects that each investment will generally range between approximately 0.5% to 3.0% of its total assets. In most cases, companies to whom the Company provides customized financing solutions will be privately held.

On July 13, 2012, the Company, through a wholly-owned, consolidated subsidiary, 405 TRS I, LLC (“405 Sub”), entered into a total return swap agreement (“TRS”) with Citibank, N.A. (“Citi”). The Company terminated its amended and restated TRS with Citi on June 27, 2014.

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC (formerly 405 TRS I, LLC) (“CB Funding”), entered into a revolving credit facility (“Citi Credit Facility”) with Citi as administrative agent and U.S. Bank National Association (“U.S. Bank”) as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by the CB Funding and pledged as collateral under the Citi Credit Facility. The condensed consolidated financial statements include both the Company’s accounts and the accounts of CB-Funding. All significant intercompany transactions have been eliminated in consolidation.

In connection with the Citi Credit Facility, on June 27, 2014, CB Funding entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 405 Loan Funding LLC (“Loan Funding”), an affiliate of Citi formed for the purpose of holding loans underlying a TRS with CB Funding. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding. Pursuant to the Merger Agreement, CB Funding paid approximately $389.0 million for the assets held by Loan Funding.

On July 24, 2012, the Company, through a newly-formed, wholly-owned special purpose financing subsidiary, BDCA Funding I, LLC (“Funding I”), entered into a revolving credit facility (the “Credit Facility”) with Wells Fargo Bank, National Association, as lender, Wells Fargo Securities, as administrative agent (together, “Wells Fargo”) and U.S. Bank National Association, as collateral agent, account bank and collateral custodian. The Credit Facility, which was subsequently amended on April 26, 2013 and September 9, 2013, and June 30, 2014 provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months.

On February 21, 2014, the Company, through a newly-formed, wholly-owned, consolidated special purpose financing subsidiary, BDCA 2L Funding I, LLC (“2L Funding I”), entered into a revolving credit facility (the “Deutsche Bank Credit Facility”) with Deutsche Bank AG, New York Branch as administrative agent and U.S. Bank as collateral agent and collateral custodian. The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million on a committed basis, with a 36 month term. The condensed consolidated financial statements include both the Company’s accounts and the accounts of 2L Funding I. All significant intercompany transactions have been eliminated in consolidation.

The Company has formed and expects to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”) to hold equity securities of portfolio companies. These Consolidated Holding Companies enable the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code. Any tax payable by a Consolidated Holding Company is included as an expense in the Company’s Condensed Consolidated

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 1 — Organization and Basis of Presentation  – (continued)

Statements of Operations. As of March 31, 2015, 54th Street Equity Holdings, Inc., Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., Kahala LuxCo, and Park Ave RE, Inc. were the only Consolidated Holding Companies.

The Company has entered into a fund administration servicing agreement and a fund accounting servicing agreement with US Bancorp Fund Services, LLC (the “Administrator”). The Administrator provides services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for the Company to operate. On August 13, 2012, the Company entered into a custody agreement with U.S. Bank National Association (“U.S. Bank”). Under the custody agreement, U.S. Bank holds all of the portfolio securities and cash of the Company for certain of its subsidiaries, and transfers such securities or cash pursuant to the Company’s instructions. The custody agreement is terminable by either party, without penalty, on not less than ninety days prior notice to the other party.

Realty Capital Securities, LLC (the “Dealer Manager”), an entity under common control with the Sponsor, serves as the dealer manager of the Company’s IPO and serves as the dealer manager of the Company’s Follow-on. The Adviser and the Dealer Manager are related parties and receive compensation and fees for services related to the IPO and Follow-on and for the investment and management of the Company’s assets. The Adviser receives fees during the offering and operational stages, and the Dealer Manager receives fees during the offering stage.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company consolidates the following subsidiaries for accounting purposes: Funding I, 2L Funding I, CB Funding, and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation. In conjunction with the consolidation of subsidiaries, the Company recognizes non-controlling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo.

Interim financial statements are prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X, as appropriate. Accordingly, the financial statements may not include all of the information and notes required by U.S. GAAP for annual consolidated financial statements. U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending on December 31, 2015.

Valuation of Portfolio Investments

Portfolio investments are reported on the balance sheet at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of Financial Accounting Standards Board, (“FASB”), Accounting Standards Codification, (“ASC”), Topic 946, Financial Services-Investment Companies, as of the Company’s measurement date.

Prior to its termination in June 2014, the value of our TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by Citi based upon indicative pricing by an independent third-party pricing service.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities’ capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on the priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company’s quarterly valuation process the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company”. Using this definition, the Company has determined to treat “Control Investments” as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company. Consistent with the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Where appropriate, prior period financial statements have been reclassified to disclose the Company’s Control Investments and Affiliate Investments as defined above. In addition, prior period financial statements have been reclassified to present investment industry classifications in a consistent manner with the current year.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Offering costs are recorded as a reduction to contributed capital. As of March 31, 2015, offering costs in the amount of $1.0 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser; however, the Company may, but is not obligated to, pay certain amounts back to the Adviser over time. As of December 31, 2014, offering costs in the amount of $1.4 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortizations of premiums on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company’s case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

assumed cash flows in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly.

Payment-in-Kind Interest/Dividends

The Company holds debt and equity investments in its portfolio that contain payment-in-kind (“PIK”) interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual income

Investments are placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued cash and un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Share Repurchase Program

The Company’s board of directors has adopted a Share Repurchase Program (“SRP”) that enables the Company’s stockholders to sell their shares to the Company in limited circumstances. On September 12, 2012, the Company commenced its first quarterly tender offer pursuant to the SRP. The Company intends to conduct tender offers on a quarterly basis on such terms as may be determined by its board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of its board of directors, such repurchases would not be in the Company’s best interests or would violate applicable law.

The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its DRIP. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, as of the date of this filing, the Company will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company will offer to repurchase such shares on each date of repurchase at a price equal to 92.5% of the share price in effect on each date of repurchase, which will be determined in the same manner that the Company determined the offering price per share for purposes of its continuous public offering. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

As of March 31, 2015, the Company had repurchased a cumulative 1.0 million shares of common stock for payments of $10.6 million. As of December 31, 2014, the Company had repurchased a cumulative 0.6 million shares of common stock for payments of $6.1 million.

New Accounting Pronouncements

On April 7, 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-03, Presentation of Debt Issuance Costs. The ASU requires debt issuance costs to be presented on the balance sheet as a direct deduction from the debt liability. The ASU is effective for interim and annual reporting periods beginning after December 14, 2015. The Company is currently reviewing the requirements and believes the adoption of this ASU will not have a material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Fair Value of Financial Instruments

Accounting guidance establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
•	Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

All of the Company’s investment portfolio at March 31, 2015 and December 31, 2014 were comprised of debt and equity instruments for which Level 1 inputs, such as quoted prices, were not available. Therefore, at March 31, 2015 and December 31, 2014, the investments were valued at fair value as determined in good

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 3 — Fair Value of Financial Instruments  – (continued)

faith using the valuation policy approved by the board of directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at March 31, 2015 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors. Portfolio investments are reported on the balance sheet at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, Financial Services-Investment Companies, as of the Company’s measurement date. Prior to its termination in June 2014, the value of our TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by Citi based upon indicative pricing by an independent third-party pricing service.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities’ capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company’s quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 3 — Fair Value of Financial Instruments  – (continued)

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the condensed consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the condensed consolidated financial statements.

As of March 31, 2015, the Company had one portfolio company, which represented two portfolio investments, on non-accrual status with a total principal amount of $4.2 million, amortized cost of $4.1 million, and no fair value which represented 0.2% and 0.2% of the investment portfolio total principal and amortized cost, respectively. As of December 31, 2014, the Company had one portfolio company, which represented two portfolio investments, on non-accrual status with a total principal amount of $4.2 million, amortized cost of $4.1 million, and no fair value which represented 0.2% and 0.2% of the investment portfolio total principal and amortized cost, respectively. Refer to Note 2 — Summary of Significant Accounting Policies for additional details regarding the Company’s non-accrual policy.

For discussion of the fair value measurement of the Company’s borrowings, refer to Note 5 —  Borrowings.

The following table presents fair value measurements of investments, by major class, as of March 31, 2015, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$187,192	$835,529	$1,022,721
Senior Secured Second Lien Debt	—	21,787	250,973	272,760
Subordinated Debt	—	—	77,347	77,347
Collateralized Securities	—	—	410,033	410,033
Equity/Other	—	—	204,369	204,369
Total	$—	$208,979	$1,778,251	$1,987,230

The following table presents fair value measurements of investments, by major class, as of December 31, 2014, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$325,417	$672,244	$997,661
Senior Secured Second Lien Debt	—	42,663	225,695	268,358
Subordinated Debt	—	—	60,930	60,930
Collateralized Securities	—	—	364,897	364,897
Equity/Other	—	—	225,145	225,145
Total	$—	$368,080	$1,548,911	$1,916,991

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 3 — Fair Value of Financial Instruments  – (continued)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the three months ended March 31, 2015:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2014	$672,244	$225,695	$60,930	$364,897	$225,145	$1,548,911
Net unrealized gains (losses)	1,296	(4,322)	(334)	(5,547)	2,686	(6,221)
Purchases and other adjustments to cost	116,510	26,292	16,751	78,856	14,514	252,923
Sales and redemptions	(95,043)	(17,582)	—	(28,373)	(37,911)	(178,909)
Net realized gain	614	89	—	200	(65)	838
Net transfers in and/or out	139,908	20,801	—	—	—	160,709
Balance as of March 31, 2015	$835,529	$250,973	$77,347	$410,033	$204,369	$1,778,251
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized gain (loss):	$1,439	$(4,199)	$(334)	$(5,547)	$2,686	$(5,955)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the three months ended March 31, 2015, there were two transfers out of Level 3 to Level 2 as the number of observable market quotes available for these investments increased. For the three months ended March 31, 2015, there were thirteen transfers from Level 2 to Level 3 as the number of observable market quotes available for these investments decreased.

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2014:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2013	$195,755	$51,120	$59,701	$105,945	$105,746	$518,267
Net unrealized gains	(8,140)	(3,158)	(3,704)	(9,697)	8,004	(16,695)
Purchases and other adjustments to cost	697,498	187,429	49,766	554,132	181,259	1,670,084
Sales and redemptions	(211,883)	(41,642)	(54,789)	(292,065)	(70,479)	(670,858)
Net realized gain	1,017	202	206	6,582	615	8,622
Net transfers in and/or out	(2,003)	31,744	9,750	—	—	39,491
Balance as of December 31, 2014	$672,244	$225,695	$60,930	$364,897	$225,145	$1,548,911
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized gain:	$(7,948)	$(3,017)	$(2,646)	$(8,037)	$8,633	$(13,015)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 3 — Fair Value of Financial Instruments  – (continued)

For the year ended December 31, 2014, there were no transfers out of Level 1 to Level 2. For the year ended December 31, 2014, twelve portfolio companies were transferred from Level 2 to Level 3 as the number of observable market quotes available for these investments decreased.

The composition of the Company’s investments as of March 31, 2015, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,032,866	$1,022,721	51.5%
Senior Secured Second Lien Debt	278,734	272,760	13.7
Subordinated Debt	82,251	77,347	3.9
Collateralized Securities	423,616	410,033	20.6
Equity/Other	187,888	204,369	10.3
Total	$2,005,355	$1,987,230	100.0%

The composition of the Company’s investments as of December 31, 2014, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,011,823	$997,661	52.0%
Senior Secured Second Lien Debt	270,422	268,358	14.0
Subordinated Debt	65,500	60,930	3.2
Collateralized Securities	372,933	364,897	19.1
Equity/Other	211,348	225,145	11.7
Total	$1,932,026	$1,916,991	100.0%

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of March 31, 2015. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range		Weighted Average(a)
				Minimum	Maximum
Senior Secured First Lien Debt(b)	$526,690	Yield Analysis	Market Yield	6.75%	14.50%	9.59%
Senior Secured Second Lien Debt(c)	208,799	Yield Analysis	Market Yield	5.25%	26.50%	10.16%
Subordinated Debt	77,347	Yield Analysis	Market Yield	12.00%	20.00%	14.27%
Collateralized Securities(d)	384,502	Discounted Cash Flow	Discount Rate	11.28%	19.00%	15.68%
Equity/Other(e)	43,935	Market Multiple Analysis	EBITDA Multiple	1.0x	12.0x	5.5x
Equity/Other(e)	79,995	Discounted Cash Flow	Discount Rate	11.81%	12.50%	12.24%

(a)	Weighted averages are calculated based on fair value of investments.
(b)	The remaining $308.8 million of senior secured first lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 3 — Fair Value of Financial Instruments  – (continued)

(c)	The remaining $42.1 million of senior secured second lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.
(d)	The remaining $25.5 million of collateralized securities were valued based on recent transactions close to year end.
(e)	The remaining $80.4 million of equity/other investments consisted of $34.1 million which were valued with consideration of their respective appraisal value, $44.0 million which were valued based on the net asset values published by the respective fund and $2.3 million which were valued at their respective acquisition price as the investment closed near the period ending March 31, 2015.

Significant increases or decreases in any of the above unobservable inputs in isolation would result in a significantly lower or higher fair value measurement for such assets.

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2014. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range		Weighted Average(a)
				Minimum	Maximum
Senior Secured First Lien Debt(b)	$474,415	Yield Analysis	Market Yield	6.25%	15.00%	9.69%
Senior Secured Second Lien Debt(c)	138,337	Yield Analysis	Market Yield	8.00%	23.00%	11.16%
Subordinated Debt	60,930	Yield Analysis	Market Yield	13.00%	16.00%	13.78%
Collateralized Securities(d)	348,527	Discounted Cash Flow	Discount Rate	9.16%	28.42%	13.66%
Equity/Other(e)	41,687	Market Multiple Analysis	EBITDA Multiple	0.8x	10.2x	5.0x
Equity/Other(e)	112,115	Discounted Cash Flow	Discount Rate	12.50%	15.27%	13.71%

(a)	Weighted averages are calculated based on fair value of investments.
(b)	The remaining $197.8 million of senior secured first lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.
(c)	The remaining $87.4 million of senior secured second lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.
(d)	The remaining $16.4 million of collateralized securities were valued based on recent transactions close to year end.
(e)	The remaining $71.3 million of equity/other investments consisted of $28.0 million which were valued with consideration of their respective appraisal value and $43.3 million which were valued based on the net asset values published by the respective fund.

Significant increases or decreases in any of the above unobservable inputs in isolation would result in a significantly lower or higher fair value measurement for such assets.

Note 4 — Related Party Transactions and Arrangements

The Sponsor, including its indirectly wholly-owned subsidiary, the Adviser, owns 0.16 million and 0.16 million shares of the Company’s outstanding common stock as of March 31, 2015 and December 31, 2014, respectively.

Management and Incentive Fee Compensation to the Adviser

The Adviser receives fees for the investment and management of the Company’s assets. The Adviser is entitled to an annual base management fee calculated at an annual rate of 1.5% of the Company’s average

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 4 — Related Party Transactions and Arrangements  – (continued)

gross assets. The management fee is payable quarterly in arrears, and shall be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately prorated. In addition, any management fees waived by the Adviser are not subject to recoupment at a later date.

The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 20% of “pre-incentive fee net investment income” but only after the payment of a certain preferred return rate to investors, as defined in the Investment Advisory Agreement, for the immediately preceding quarter of 1.75% per quarter, or an annualized rate of 7.0%, subject to a “catch-up” feature. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the Company’s portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. Incentive fees waived by the Adviser are not subject to recoupment at a later date.

For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $8.2 million and $3.6 million, respectively, of management fees, of which the Adviser waived $0.0 million and $0.0 million, respectively.

For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $5.2 million and $0.8 million, respectively, of subordinated incentive fees on income, of which the Adviser waived $3.5 million and $0.0 million, respectively.

For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $0.0 million and $(0.02) million of capital gains incentive fees under the Investment Advisory Agreement, respectively, of which the Adviser waived $0.0 million and $0.0 million, respectively.

For accounting purposes only, the Company is required under U.S. GAAP to also accrue a theoretical capital gains incentive fee based upon unrealized capital appreciation on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a capital gains incentive fee that would theoretically be payable to the Adviser. For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $0.7 million and $(0.4) million of theoretical capital gains incentive fees, respectively. The amounts actually paid to the Adviser will be consistent with the Advisers Act and formula reflected in the Investment Advisory Agreement which specifically excludes consideration of unrealized capital appreciation.

As a result of discussions with the SEC staff, the Company determined to no longer include TRS earnings in the computation of subordinated incentive fees, which was effective from January 1, 2014 through the termination of the TRS on June 27, 2014. The Adviser did not receive any additional fees as a result of the termination of the TRS, other than as a result of the increase in the Company’s assets and the fact that, effective June 27, 2014, realized gains and income received on loans formerly underlying the TRS beginning on the date on which the loans came on to the Company’s balance sheet will be included in the incentive fee calculation under the Investment Advisory Agreement. Any gains or income realized as a result of the termination of the TRS, however, will not be considered in the calculation of the incentive fee due to Adviser under the Investment Advisory Agreement.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 4 — Related Party Transactions and Arrangements  – (continued)

Expense Support Agreement

The Adviser and its affiliates may incur and pay costs and fees on behalf of the Company. The Company and its Adviser have entered into the Expense Support Agreement, whereby the Adviser may pay the Company up to 100% of all operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until the Adviser and the Company mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds and/or offsets against amounts due from the Company to the Adviser.

Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

Pursuant to the Expense Support Agreement, the Company will reimburse the Adviser for Expense Support Payments within three years of the date that the expense support payment obligation was incurred by the Adviser, subject to the conditions described below. The amount of any reimbursement during any calendar quarter will be limited to an amount that does not cause the Company’s other operating expenses to exceed 1.5% of its net assets attributable to common shares after taking such reimbursement payment into account.

In addition, the Company will only make reimbursement payments if its “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of the Company’s regular cash distributions to stockholders is equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding expense payment was incurred.

Below is a table that provides information regarding expense support payment obligations incurred by the Adviser pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse the Adviser for such payments. The amounts presented in the first column below, except as noted, are subject to reimbursement to the Adviser pursuant to the terms of the Expense Support Agreement (dollars in thousands):

Quarter Ended	Amount of Expense Payment Obligation	Operating Expense Ratio as of the Date Expense Payment Obligation Incurred(1)	Annualized Distribution Rate as of the Date Expense Payment Obligation Incurred(2)	Eligible for Reimbursement Through
March 31, 2011	$—	—%	—%	N/A	(3)
June 30, 2011	—	—	—	N/A	(3)
September 30, 2011	571	2.88	8.11	September 30, 2014	(4)
December 31, 2011	131	1.97	7.90	December 31, 2014	(4)
March 31, 2012	78	0.90	7.88	March 31, 2015	(4)
June 30, 2012	189	0.30	7.75	June 30, 2015

(1)	“Operating Expense Ratio” is expressed as a percentage of net assets and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to our Adviser and interest expense.
(2)	“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by our Adviser. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 4 — Related Party Transactions and Arrangements  – (continued)

(3)	“N/A” — Not Applicable.
(4)	Expense Support Payment is no longer eligible for reimbursement as of March 31, 2015.

If an Expense Support Payment has not been reimbursed within three years of the date such Expense Support Payment was incurred, the Company’s obligation to pay such Expense Support Payment shall automatically terminate and be of no further effect.

The Company has recorded $0.8 million and $1.7 million as due from affiliate on the condensed consolidated statements of assets and liabilities as of March 31, 2015 and December 31, 2014, respectively, which reflects the netting of amounts due from the Adviser and affiliates and amounts due from the Company. On August 24, 2012, the Adviser made a payment to the Company in the amount of $0.8 million for $1.0 million of operating expenses pursuant to the Expense Support Agreement netted against $0.2 million due from the Company to the Adviser as reimbursement for payments made by the Adviser on behalf of the Company. As of March 31, 2015, the Adviser had assumed on a cumulative basis, $1.0 million of operating expenses pursuant to the Expense Support Agreement and $0.8 million of the cumulative total is no longer eligible for reimbursement. As of December 31, 2014, the Adviser had assumed on a cumulative basis, $1.0 million of operating expenses pursuant to the Expense Support Agreement and $0.7 million of the cumulative total is no longer eligible for reimbursement.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering expenses, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. As of March 31, 2015, offering costs in the amount of $1.0 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser; however, the Company may, but is not obligated to, pay certain amounts back to the Adviser over time. As of December 31, 2014, offering costs in the amount of $1.4 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser.

Other Affiliates

The Company’s transfer agent, American National Stock Transfer, LLC, is an entity under common control with the Sponsor. The business was formed on November 2, 2012 and began providing certain transfer agency services for the Company on March 15, 2013.

The Dealer Manager, an entity under common control with the Sponsor, serves as the dealer manager of the Company’s IPO and currently serves as the dealer manager of the Company’s Follow-on. The Dealer Manager received fees for services related to the IPO until the IPO was terminated and presently receives fees for services related to the Follow-on. Under a separate letter agreement between the Company and the investment banking and capital markets division of the Dealer Manager, the Company pays the Dealer Manager for the provision of strategic advisory services prior to the occurrence of certain events, such as listing, merger, or sale of the Company.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 4 — Related Party Transactions and Arrangements  – (continued)

An affiliate of the Company, SK Research, LLC (“SK Research”), is an entity under common ownership with the Sponsor. SK Research provides broker-dealers and financial advisors with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. The Company entered into a due diligence review fee reimbursement agreement on May 21, 2014 with SK Research.

An affiliate of the Company, RCS Advisory Services, LLC (“RCS”), is an entity under common ownership with the Sponsor. RCS performs legal, compliance and marketing services for the Company through the Investment Advisory Agreement.

The following table reflects the fees incurred to our Dealer Manager, the Adviser, RCS, SK Research, and our transfer agent as of and for the three months ended March 31, 2015 and March 31, 2014 (dollars in thousands):

	Incurred for the Three Months Ended
	March 31, 2015	March 31, 2014
Selling commissions and dealer manager fees(1)	$6,892	$28,237
Offering costs	541	3,328
Management and incentive fees, net	9,943	4,391
Investment banking advisory fees(2)	—	164
Transfer agent fees(3)	346	—
Professional fees	168	—
Other general and administrative	36	—
Total related party fees	$17,926	$36,120

The following table reflects the fees unpaid to our Dealer Manager, the Adviser and transfer agent as of March 31, 2015 and December 31, 2014 (dollars in thousands):

	Payable as of
	March 31, 2015	December 31, 2014
Selling commissions and dealer manager fees(1)	$—	$—
Offering costs	1,342	995
Management and incentive fees, net	8,598	10,717
Investment banking advisory fees(2)	—	—
Transfer agent fees(3)	961	614
Professional fees	307	311
Other general and administrative	59	24
Total related party fees	$11,267	$12,661

(1)	Selling commissions and dealer manager fees are not reflected in the Company’s condensed consolidated financial statements.
(2)	Investment banking advisory fees were paid to the Dealer Manager for strategic advisory services provided to the Company.
(3)	Reflects transfer agent fees which are expensed in the Company’s condensed consolidated statements of operations.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 5 — Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian. The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, and June 30, 2014, provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months.

The Company may contribute cash or loans to Funding I from time to time to retain a residual interest in any assets contributed through its ownership of Funding I or will receive fair market value for any loans sold to Funding I. Funding I may purchase additional loans from various sources. Funding I has appointed the Company as servicer to manage its portfolio of loans. Funding I’s obligations under the Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of loans. The obligations of Funding I under the Wells Fargo Credit Facility are non-recourse to the Company.

The Wells Fargo Credit Facility will be priced at the one month maturity London Interbank Offered Rate (“LIBOR”), with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum for the first six months is 0.50%; thereafter, the non-usage fee per annum is 0.50% for the first 20% of the unused balance and 2.0% for the portion of the unused balance that exceeds 20%. For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $26 thousand and $0.1 million, respectively, of non-usage fees. Any amounts borrowed under the Wells Fargo Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable in April 2018.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I’s portfolio. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs. In the event that the Wells Fargo Credit Facility is terminated prior to the first anniversary, an additional amount is payable to Wells Fargo equal to 2.00% of the maximum amount of the Wells Fargo Credit Facility.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate the rights, obligations, power and authority of the Company, in its capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants and other events with respect to the Company that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

Borrowings of Funding I will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 5 — Borrowings  – (continued)

As of March 31, 2015, the Company had gross deferred financing costs of $2.9 million, net of accumulated amortization of $1.1 million in connection with the Wells Fargo Credit Facility. As of December 31, 2014, the Company had gross deferred financing costs of $2.9 million, net of accumulated amortization of $1.0 million in connection with the Wells Fargo Credit Facility. At March 31, 2015, $278.1 million was drawn on the Wells Fargo Credit Facility. At December 31, 2014, $288.1 million was drawn on the Wells Fargo Credit Facility. For the three months ended March 31, 2015, the Company incurred interest expense related to the outstanding borrowings on the Wells Fargo Credit Facility in the amount of $1.7 million. For the year ended December 31, 2014, the Company incurred interest expense related to the outstanding borrowings on the Wells Fargo Credit Facility in the amount of $4.8 million.

Deutsche Bank Credit Facility

On February 21, 2014, the Company, through 2L Funding I, entered into the Deutsche Bank Credit Facility with Deutsche Bank as lender and as administrative agent and U.S. Bank as collateral agent and collateral custodian.

The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million with a term of 36 months. The Deutsche Bank Credit Facility will be priced at LIBOR plus 4.25%, with no LIBOR floor. The undrawn rate is 0.75%. 2L Funding Sub I will be subject to a minimum utilization of 50% of the loan amount in the first 12-months and 65% of the loan amount thereafter, measured quarterly. If the utilized portion of the loan amount is less than the foregoing thresholds, such shortfalls shall bear interest at LIBOR plus 4.25%. For the three months ended March 31, 2015 and March 31, 2014, the Company incurred $0.0 million and $0.1 million, respectively, of non-usage fees. The Deutsche Bank Credit Facility provides for monthly interest payments for each drawn loan. Any amounts borrowed under the Deutsche Bank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, in January 2017. 2L Funding I paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Deutsche Bank Credit Facility.

Borrowings under the Deutsche Bank Credit Facility are subject to compliance with a borrowing base. The Deutsche Bank Credit Facility may be prepaid in whole or in part, subject to a prepayment fee. The Deutsche Bank Credit Facility contains customary default provisions including, but not limited to, non-payment of principal, interest or other obligations under the Deutsche Bank Credit Facility, insolvency, defaults of certain financial covenants and other events with respect to us that may be adverse to Deutsche Bank and the secured parties under the facility.

In connection with the Deutsche Bank Credit Facility, 2L Funding I has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Upon the occurrence and during the continuation of an event of default, subject, in certain instances, to applicable cure periods, Deutsche Bank may declare the outstanding advances and all other obligations under the Deutsche Bank Credit Facility immediately due and payable. During the continuation of an event of default, 2L Funding I must pay interest at a default rate.

Borrowings of 2L Funding I will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

The obligations of the 2L Funding I under the Deutsche Bank Credit Facility are non-recourse to the Company.

As of March 31, 2015, the Company had gross deferred financing costs of $1.0 million, net of accumulated amortization of $0.3 million in connection with the Deutsche Bank Credit Facility. At March 31, 2015, $60.0 million was drawn on the Deutsche Bank Credit Facility. For the three months ended March 31, 2015, the Company incurred interest expense related to the outstanding borrowings on the Deutsche Bank

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 5 — Borrowings  – (continued)

Credit Facility in the amount of $0.7 million. For the year ended December 31, 2014, $60.0 million was drawn and the Company incurred interest expense related to the outstanding borrowings on the Deutsche Bank Credit Facility in the amount of $1.1 million. For the three months ended March 31, 2014, there were no outstanding borrowings drawn on the Deutsche Bank Credit Facility and no interest expense was incurred.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into the Citi Credit Facility as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility.

The Citi Credit Facility will be priced at LIBOR, with no LIBOR floor, plus a spread of 1.70% per annum for the first twenty four months and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding will be subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years. CB Funding paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Citi Credit Facility. For the three months ended March 31, 2015, the Company incurred $0.2 million of non-usage fees. The Company did not incur any non-usage fees for the three months ended March 31, 2014 as the Company had not entered into the Citi Credit Facility as of March 31, 2014.

In connection with the Citi Credit Facility, on June 27, 2014, CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding loans underlying a TRS with CB Funding. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding. Pursuant to the Merger Agreement, CB Funding paid approximately $389.0 million for the assets held by Loan Funding.

Borrowings of CB Funding will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

As of March 31, 2015, the Company had gross deferred financing costs of $2.3 million, net of accumulated amortization of $0.6 million in connection with the Citi Credit Facility. At March 31, 2015 and December 31, 2014, $270.6 million was drawn on the Citi Credit Facility. For the three months ended March 31, 2015, the Company incurred interest expense related to the outstanding borrowings on the Citi Credit Facility in the amount of $1.3 million. For the three months ended March 31, 2014, the Company did not incur interest expense related to the Citi Credit Facility as the facility had not been entered into yet during the period.

The weighted average annualized interest cost for all borrowings for the three months ended March 31, 2015 and March 31, 2014 was 2.39% and 2.42%, respectively. The average daily debt outstanding for the three months ended March 31, 2015 and March 31, 2014 was $609.6 million and $152.1 million, respectively. The maximum debt outstanding for the three months ended March 31, 2015 and March 31, 2014 was $608.7 million and $154.7 million, respectively.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 5 — Borrowings  – (continued)

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying statements of assets and liabilities due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying condensed consolidated statements of assets and liabilities are reported below:

	Level	Carrying Amount at March 31, 2015	Fair Value at March 31, 2015
Wells Fargo Credit Facility	3	$278,087	$278,087
Deutsche Bank Credit Facility	3	$60,000	$60,000
Citi Credit Facility	3	$270,625	$270,625
		$608,712	$608,712

	Level	Carrying Amount at December 31, 2014	Fair Value at December 31, 2014
Wells Fargo Credit Facility	3	$288,087	$288,087
Deutsche Bank Credit Facility	3	$60,000	$60,000
Citi Credit Facility	3	$270,625	$270,625
		$618,712	$618,712

Note 6 — Total Return Swap

On July 13, 2012, the Company, through its wholly-owned subsidiary, 405 Sub, entered into a TRS with Citi, which was most recently amended on May 6, 2014, to increase the aggregate market value of the portfolio of loans selected by 405 Sub. The Company terminated its amended and restated TRS with Citi on June 27, 2014.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. The TRS effectively added leverage to the Company’s portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. The TRS enabled the Company, through its ownership of 405 Sub, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citi.

The obligations of 405 Sub under the TRS are non-recourse to the Company and the Company’s exposure to the TRS was limited to the amount that it contributed to 405 Sub in connection with the TRS. Generally, that amount will be the amount that 405 Sub was required to post as cash collateral for each loan (which in most instances was approximately 25% of the market value of a loan at the time that such loan was purchased). There was no cash collateral on deposit as of March 31, 2015 and December 31, 2014 as the TRS was terminated on June 27, 2014. As amended, the TRS provided that 405 Sub could have selected a portfolio of loans with a maximum aggregate market value (determined at the time such loans become subject to the TRS) of $450.0 million.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 6 — Total Return Swap  – (continued)

405 Sub paid interest to Citi for each loan at a rate equal to one-month LIBOR plus 1.20% per annum. Upon the termination or repayment of any loan selected by 405 Sub under the Agreement, 405 Sub would deduct the appreciation of such loan’s value from any interest owed to Citi or pay the depreciation amount to Citi in addition to remaining interest payments.

On June 27, 2014, the Company terminated the TRS and CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding the loans underlying the TRS. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding (the “Merger”) for approximately $389.0 million. The Company recorded such loans at a cost equal to the respective fair values as of June 27, 2014 and as a result, the $4.0 million of unrealized gain on the TRS at the termination date was realized which resulted in an offsetting unrealized loss and realized gain on the TRS. The $4.0 million gain equates to fair value of the loans underlying the TRS as of June 27, 2014 less the respective costs of such assets as purchased through the TRS.

Previously, the Adviser did not recognize incentive fees based on the returns or capital gains of the TRS and therefore did not receive any additional fees as a direct result of the Merger or termination of the TRS. However, such loans are now included in the Company’s portfolio of investments and subject to any fees applicable under the Investment Advisory Agreement.

The Company did not hold the TRS at March 31, 2015 or December 31, 2014.

At March 31, 2014, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following:

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$4,117	$5,467
TRS interest expense	(801)	(1,029)
Gains on TRS asset sales	78	1,013
Net realized gain from TRS	$3,394	$5,451

The Company valued its TRS in accordance with the agreements between 405 Sub and Citi, which collectively established the TRS and are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS was based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS were valued by Citi. Citi based its valuation primarily on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflected the highest price that market participants would have been willing to pay. These valuations were sent to the Company for review and testing. The Company’s management reviewed and approved the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly valuation process. To the extent the Company’s management had any questions or concerns regarding the valuation of the loans underlying the TRS, such valuations were discussed or challenged pursuant to the terms of the TRS.

The fair value of the TRS was reflected as an unrealized gain or loss on the total return swap on the condensed consolidated statements of assets and liabilities. The change in value of the TRS was reflected in the condensed consolidated statements of operations as net unrealized appreciation (depreciation) on the total return swap.

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company had agreed with the staff of the SEC to treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral posted by 405 Sub under the TRS, as a senior security for the life of that instrument.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 6 — Total Return Swap  – (continued)

Further, for purposes of Section 55(a) under the 1940 Act, the Company had agreed with the staff of the SEC to treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Note 7 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of March 31, 2015, the Company had unfunded commitments on delayed draw term loans of $58.6 million, unfunded commitments on revolver term loans of $3.5 million and unfunded equity commitments of $12.4 million. As of December 31, 2014, the Company had unfunded commitments on delayed draw term loans of $77.9 million and unfunded equity commitments of $17.7 million. The unfunded commitments are disclosed in the Company’s condensed consolidated schedule of investments. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

Guarantees

The Company has provided a guarantee to its controlled portfolio company, Park Ave RE Holdings, LLC, in connection with a secured loan whereby the Company will be responsible for certain liabilities of the portfolio company upon the occurrence of certain events (such as a bankruptcy or the incurrence of additional indebtedness in violation of the terms of the loan).

Note 8 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, transfer agency services, as well as other administrative responsibilities for the Company including accounting services, transaction management services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 — Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company’s registration statement on Form N-2 (File No. 333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company’s IPO terminated. Through March 31, 2015, the Company sold 165.7 million shares

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 9 — Common Stock  – (continued)

of common stock for gross proceeds of $1.8 billion, including shares purchased by the Sponsor and shares issued under the DRIP. As of March 31, 2015, the Company had repurchased 1.0 million shares of common stock for payments of $10.6 million.

The following table reflects the common stock activity for the three months ended March 31, 2015 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	6,925,977	$76,740
Shares Issued through DRIP	1,663,383	16,767
Share Repurchases	(432,002)	(4,522)
	8,157,358	$88,985

The following table reflects the common stock activity for the three months ended March 31, 2014 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	29,879,459	$329,461
Shares Issued through DRIP	673,532	6,789
Share Repurchases	(92,514)	(963)
	30,460,477	$335,287

Note 10 — Share Repurchase Program

The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

•	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);
•	the Company’s investment plans and working capital requirements;
•	the relative economies of scale with respect to the Company’s size;
•	the Company’s history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its DRIP. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, as of September 30, 2013, the Company limited the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company will offer to repurchase such shares on each date of repurchase at a price equal to 92.5% of the public offering price in effect on each date of repurchase, which will be determined in the same manner that the Company determined the public offering price per share for purposes of its continuous public offering. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice. The first quarterly tender offer

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 10 — Share Repurchase Program  – (continued)

commenced on September 12, 2012 and was completed on October 8, 2012. The following table reflects certain information regarding the quarterly tender offers that we have conducted to date:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	—	$9.71	$—
December 13, 2012	January 15, 2013	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	$10.36	$3,243.73
March 16, 2015(1)	April 15, 2015		$10.36

(1)	The tenth quarterly tender offer commenced on March 16, 2015 and was expected to be completed by April 15, 2015. The Company offered to purchase up to a maximum of 3,053,869 shares at $10.36 which is 92.5% of the current public offering price of $11.20. As of May 15, 2015, the final total shares repurchased were not yet available for reporting.

Note 11 — Net Increase in Net Assets

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities as of March 31, 2015 and December 31, 2014.

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the three months ended March 31, 2015 and March 31, 2014 (dollars in thousands except share and per share amounts):

	For the Three Months Ended March 31, 2015	For the Three Months Ended March 31, 2014
Basic and diluted
Net increase in net assets from operations	$31,123	$17,400
Weighted average common shares outstanding	161,823,970	78,450,124
Net increase in net assets resulting from operations per share – basic and diluted	$0.19	$0.22

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 11 — Net Increase in Net Assets  – (continued)

The table below shows changes in our offering price and distribution rates since the commencement of our public offering.

Announcement Date	New Public Offering Price	Effective Date	Daily Distribution Amount per share	Annualized Distribution Rate
November 14, 2011	$10.26	November 16, 2011	0.002221920	7.90%
May 1, 2012	$10.44	June 1, 2012	0.002215850	7.75%
August 14, 2012	$10.50	September 4, 2012	0.002246575	7.81%
September 24, 2012	$10.60	October 16, 2012	0.002246575	7.74%
October 15, 2012	$10.70	November 1, 2012	0.002273973	7.76%
February 5, 2013	$10.80	February 18, 2013	0.002293151	7.75%
February 25, 2013	$10.90	March 1, 2013	0.002314384	7.75%
April 3, 2013	$11.00	April 16, 2013	0.002335616	7.75%
August 15, 2013	$11.10	August 16, 2013	0.002356849	7.75%
October 29, 2013	$11.20	November 1, 2013	0.002378082	7.75%

Note 12 — Distributions

The Company has declared and paid cash distributions to stockholders on a monthly basis since it commenced operations. From time to time, the Company may also pay interim distributions at the discretion of its board of directors. The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The Company’s distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its IPO and Follow-on. As a result, a portion of the distributions the Company will make may represent a return of capital for tax purposes. As of March 31, 2015, the Company had accrued $12.2 million in stockholder distributions that were unpaid. As of December 31, 2014, the Company had accrued $11.6 million in stockholder distributions that were unpaid.

The following table reflects the cash distributions per share that we have paid on our common stock to date (dollars in thousands except per share amounts):

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2011:
September 30, 2011	October 3, 2011	$0.07	$13	$13	$26
October 31, 2011	November 1, 2011	0.07	20	14	34
November 30, 2011	December 1, 2011	0.06	25	17	42
December 31, 2011	January 3, 2012	0.06	35	21	56
			$93	$65	$158
2012:
January 31, 2012	February 1, 2012	$0.06	$47	$26	$73
February 29, 2012	March 1, 2012	0.06	80	34	114
March 31, 2012	April 2, 2012	0.06	118	48	166
April 30, 2012	May 1, 2012	0.06	157	65	222
May 31, 2012	June 1, 2012	0.07	289	91	380

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 12 — Distributions  – (continued)

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
June 30, 2012	July 2, 2012	$0.06	$313	$113	$426
July 31, 2012	August 1, 2012	0.07	361	146	507
August 31, 2012	September 4, 2012	0.07	394	173	567
September 30, 2012	October 1, 2012	0.06	429	203	632
October 31, 2012	November 1, 2012	0.07	505	247	752
November 30, 2012	December 3, 2012	0.07	612	287	899
December 17, 2012	December 27, 2012	0.09	917	462	1,379
December 31, 2012	January 2, 2013	0.07	682	341	1,023
			$4,904	$2,236	$7,140
2013:
January 31, 2013	February 1, 2013	$0.07	$787	$395	$1,182
February 28, 2013	March 1, 2013	0.06	797	408	1,205
March 31, 2013	April 1, 2013	0.07	1,008	525	1,533
April 30, 2013	May 1, 2013	0.07	1,098	590	1,688
May 31, 2013	June 1, 2013	0.07	1,276	755	2,031
June 30, 2013	July 1, 2013	0.07	1,396	893	2,289
July 31, 2013	August 1, 2013	0.07	1,608	1,071	2,679
August 31, 2013	September 1, 2013	0.07	1,764	1,285	3,049
September 30, 2013	October 1, 2013	0.07	1,868	1,408	3,276
October 31, 2013	November 1, 2013	0.07	2,092	1,673	3,765
November 30, 2013	December 2, 2013	0.07	2,225	1,799	4,024
December 31, 2013	January 2, 2014	0.07	2,504	2,074	4,578
			$18,423	$12,876	$31,299
2014:
January 31, 2014	February 4, 2014	$0.07	$2,717	$2,317	$5,034
February 28, 2014	March 3, 2014	0.06	2,751	2,399	5,150
March 31, 2014	April 1, 2014	0.07	3,499	3,197	6,696
April 30, 2014	May 1, 2014	0.07	3,816	3,610	7,426
May 30, 2014	June 2, 2014	0.07	4,383	4,244	8,627
June 30, 2014	July 1, 2014	0.07	4,584	4,533	9,117
July 31, 2014	August 1, 2014	0.07	5,029	4,986	10,015
August 29, 2014	September 1, 2014	0.07	5,160	5,097	10,257
September 30, 2014	October 2, 2014	0.07	5,198	5,120	10,318
October 31, 2014	November 3, 2014	0.07	5,550	5,510	11,060
November 30, 2014	December 2, 2014	0.07	5,529	5,483	11,012
December 31, 2014	January 2, 2015	0.07	5,852	5,735	11,587
			$54,068	$52,231	$106,299

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 12 — Distributions  – (continued)

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2015:
January 31, 2015	February 4, 2015	$0.07	$5,948	$5,797	$11,745
February 28, 2015	March 2, 2015	0.07	5,520	5,235	10,755
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
April 30, 2015	May 1, 2015	0.07	—	—	—
			$17,733	$16,930	$34,663
			$95,221	$84,338	$179,559

The following table reflects the stock distributions per share that the Company declared on its common stock to date:

Date Declared	Record Date	Payment Date	Per Share	Distribution Percentage	Shares Issued
March 29, 2012	May 1, 2012	May 2, 2012	$0.05	0.49%	25,709

The Company has not established any limit on the extent to which it may use borrowings, if any, or proceeds from its IPO and Follow-on to fund distributions (which may reduce the amount of capital it ultimately invests in assets). There can be no assurance that the Company will be able to sustain distributions at any particular level.

On March 1, 2012, the price for newly-issued shares under the DRIP issued to stockholders was changed from 95% to 90% of the stock price that the shares are sold in the offering as of the date the distribution is made.

Note 13 — Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, a RIC is exempt from federal income taxes if it distributes to stockholders at least 90% of “Investment Company Taxable Income,” as defined in the Code, each year. Distributions declared prior to the filing of the previous year’s tax return and paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income each calendar year, 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. Although the Company files federal and state tax returns our major tax jurisdiction is federal. The Company’s inception-to-date federal tax years remain subject to examination by the Internal Revenue Service.

As of March 31, 2015, the Company had a deferred tax asset of $0.9 million and a deferred tax liability of $(1.9) million pertaining to the unrealized depreciation (appreciation) on investments and a $1.1 million deferred tax asset pertaining to operating income. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $0.9 million and $1.0 million for the deferred tax assets generated from unrealized depreciation and operating income, respectively.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 13 — Income Tax Information and Distributions to Stockholders  – (continued)

As of December 31, 2014, the Company had a deferred asset of $0.9 million and a deferred liability of $(2.4) million pertaining to the unrealized depreciation (appreciation) on investments and a $1.1 million deferred asset pertaining to operating income. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $0.9 million and $1.0 million for the deferred tax assets generated from unrealized depreciation and operating income, respectively.

Note 14 — Financial Highlights

The following is a schedule of financial highlights for the three months ended March 31, 2015 and March 31, 2014:

	For the Three Months Ended March 31, 2015	For the Three Months Ended March 31, 2014
Per share data:
Net asset value, beginning of period	$9.74	$9.86
Results of operations(1)
Net investment income (loss)	0.21	0.15
Net realized and unrealized appreciation (depreciation) on investments	(0.02)	(0.01)
Net realized and unrealized appreciation on total return swap	—	0.07
Net unrealized appreciation on minority interests	—	—
Net unrealized deferred tax	—	—
Net increase (decrease) in net assets resulting from operations	0.19	0.21
Stockholder distributions(2)
Distributions from net investment income	(0.21)	(0.16)
Distributions from net realized gain on investments and total return swap	—	(0.06)
Net decrease in net assets resulting from stockholder distributions	(0.21)	(0.22)
Capital share transactions
Issuance of common stock(3)	0.04	0.09
Repurchases of common stock(4)	(0.03)	—
Offering costs	(0.01)	(0.06)
Net increase in net assets resulting from capital share transactions	—	0.03
Net asset value, end of period	$9.72	$9.88
Shares outstanding at end of period	165,691,398	94,132,120
Total return(6)	2.02%	2.37%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$1,613,073	$930,415
Ratio of net investment income to average net assets(5)(8)(9)	8.64%	6.22%
Ratio of operating expenses to average net assets(5)(8)(9)	4.21%	3.41%
Ratio of incentive fees to average net assets(5)(8)	0.11%	0.10%
Ratio of credit facility related expenses to average net assets(8)	1.11%	0.67%
Portfolio turnover rate(7)	10.58%	18.66%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 14 — Financial Highlights  – (continued)

(1)	The per share data was derived by using the weighted average shares outstanding during the period. Net investment income per share excluding the expense waiver and reimbursement equals $0.19 for the three months ended March 31, 2015. Net investment income per share excluding the expense waiver and reimbursement equals $0.15 for the three months ended March 31, 2014.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Company’s continuous offering.
(4)	The per share impact of the Company’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the three months ended March 31, 2014.
(5)	For the three months ended March 31, 2015, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 7.73%, 5.12%, and 0.33%, respectively. For the three months ended March 31, 2014, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 6.22%, 3.41%, and 0.10%, respectively.
(6)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the three months ended March 31, 2015, includes the effect of the expense waiver and reimbursement which equaled 0.22%. The total return based on net asset value for the three months ended March 31, 2014, includes the effect of the expense waiver and reimbursement which equaled 0.00%.
(7)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value. Not annualized.
(8)	Ratios are annualized, except for incentive fees.
(9)	Offering cost are not included as an expense in the calculation of this ratio.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 15 — Schedule of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of March 31, 2015:

Portfolio Company(1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2014	Gross additions	Gross reductions	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)	Fair Value at March 31, 2015
Control Investments
Kahala US OpCo LLC	Senior Secured First Lien Debt	$138	$7,131	$103	$(4,875)	$—	$—	$2,359
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	1,668	47,843	6,578	—	—	—	54,421
Kahala Ireland OpCo LLC – Common Equity	Equity/Other	—	5,275	—	—	—	2,275	7,550
Kahala Ireland OpCo LLC – Profit Participating Note	Equity/Other	—	1,625	1,625	(144)	—	144	3,250
Kahala US OpCo LLC	Equity/Other	—	7,500	—	(1,692)	(65)	(759)	4,984
Park Ave RE Holdings, LLC	Subordinated Debt	324	6,107	16,530	—	—	—	22,637
Park Ave Holdings, LLC – Common Shares	Equity/Other	—	5,551	—	—	—	(489)	5,062
Park Ave Holdings, LLC – Preferred Shares	Equity/Other	—	7,809	5,510	—	—	—	13,319
Total Control Investments		$2,130	$88,841	$30,346	$(6,711)	$(65)	$1,171	$113,582
Affiliate Investments
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	$585	$31,280	$—	$(1,946)	$—	$863	$30,197
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	414	22,553	—	(1,054)	—	651	22,150
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	853	26,479	—	(1,225)	—	710	25,964
Danish CRJ LTD.	Senior Secured First Lien Debt	6	181	—	—	—	—	181
Danish CRJ LTD.	Equity/Other	—	260	—	—	—	(253)	7
Fifth Street Senior Loan Fund I, LLC	Equity/Other	1,317	35,000	—	(35,000)	—	—	—
Fifth Street Senior Loan Fund I, LLC – 1A Class F	Collateralized Securities	113	—	8,816	—	—	7	8,823
Fifth Street Senior Loan Fund I, LLC – 2015-1A Subordinated Note	Collateralized Securities	343	—	26,832	—	—	(544)	26,288
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	509	27,128	—	—	—	(1,516)	25,612
MCF CLO V, LLC	Collateralized Securities	—	—	23,486	—	—	—	23,486
MidOcean Credit CLO II, LLC	Collateralized Securities	789	33,712	—	(1,082)	—	(1,633)	30,997
MidOcean Credit CLO III, LLC	Collateralized Securities	1,380	36,120	—	(1,513)	—	(507)	34,100
MidOcean Credit CLO IV, LLC – Warehouse	Collateralized Securities	—	18,500	—	(18,700)	200	—	—
MidOcean Credit CLO IV, LLC	Collateralized Securities	1,829	—	18,500	—	—	(93)	18,407
NMFC Senior Loan Program I, LLC	Equity/Other	2,028	49,371	—	—	—	—	49,371
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	2,704	30,474	—	—	—	(1,325)	29,149
Ocean Trails CLO V, LTD.	Collateralized Securities	1,105	34,607	—	—	—	(1,554)	33,053
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	876	32,707	—	(1,395)	—	33	31,345
PennantPark Credit Opportunities Fund II, LP	Equity/Other	—	10,764	—	—	—	264	11,028
Related Fee Agreements	Collateralized Securities	—	15,081	1,221	(441)	—	(376)	15,485
Silver Spring CLO, Ltd.	Collateralized Securities	507	27,398	—	—	—	(51)	27,347
South Grand MM CLO I, LLC	Equity/Other	949	27,744	2,880	—	—	—	30,624
THL Credit Greenway Fund II LLC	Equity/Other	—	18,877	230	(998)	—	542	18,651
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	395	27,570	—	(979)	—	(183)	26,408
Total Affiliate Investments		$16,702	$505,806	$81,965	$(64,333)	$200	$(4,965)	$518,673
Total Control & Affiliate Investments		$18,832	$594,647	$112,311	$(71,044)	$135	$(3,794)	$632,255

(1)	The principal amount and ownership detail are shown in the condensed consolidated schedules of investments.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 15 — Schedule of Investments and Advances to Affiliates  – (continued)

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2014:

Portfolio Company(1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value December 31, 2013	Gross additions	Gross reductions	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)	Fair Value at December 31, 2014
Control Investments
Kahala US OpCo LLC	Senior Secured First Lien Debt	$2,273	$15,860	$11,696	$(20,425)	$—	$—	$7,131
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	1,500	—	47,843	—	—	—	47,843
Kahala Ireland OpCo LLC – Common Equity	Equity/Other	—	—	—	—	—	5,275	5,275
Kahala Ireland OpCo LLC – Profit Participating Note	Equity/Other	—	—	3,216	(1,627)	—	36	1,625
Kahala US OpCo LLC	Equity/Other	10	—	13,919	(7,640)	—	1,221	7,500
Kahala Aviation Holdings, LLC(2)(3)	Equity/Other	—	—	—	—	—	—	—
Kahala Aviation Holdings, LLC – Preferred Shares(3)	Equity/Other	—	5,271	2,525	(7,796)	—	—	—
Park Ave RE Holdings, LLC	Subordinated Debt	1,293	9,750	18,058	(21,701)	—	—	6,107
Park Ave Holdings, LLC	Equity/Other	—	—	9,049	(9,049)	—	—
Park Ave Holdings, LLC – Common Shares	Equity/Other	—	—	1,229	—	—	4,322	5,551
Park Ave Holdings, LLC – Preferred Shares	Equity/Other	587	—	7,809	—	—	—	7,809
Park Ave RE, Inc.(3)	Equity/Other	—	33	46	—	(79)	—	—
Park Ave RE, Inc. – Preferred Shares(3)	Equity/Other	—	3,218	4,591	(7,809)	—	—	—
Total Control Investments		$5,663	$34,132	$119,981	$(76,047)	$(79)	$10,854	$88,841
Affiliate Investments
Apidos XVI CLO, LTD. Subordinated Notes	Collateralized Securities	$1,487	$13,650	$—	$(12,762)	$(888)	$—	$—
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	2,904	—	35,420	(1,686)	—	(2,454)	31,280
Catamaran CLO 2013-1 Ltd. Subordinated Notes	Collateralized Securities	247	20,404	—	(21,176)	3,236	(2,464)	—
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	3,584	28,086	—	(4,497)	—	(1,036)	22,553
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	2,558	—	51,487	(23,705)	157	(1,460)	26,479
Danish CRJ LTD.	Senior Secured First Lien Debt	20	—	181	—	—	—	181
Danish CRJ LTD.	Equity/Other	—	—	501	(500)	—	259	260
Fifth Street Senior Loan Fund I, LLC	Equity/Other	777	—	35,000	—	—	—	35,000
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	2,001	—	63,400	(35,536)	—	(736)	27,128
Garrison Funding 2013-1 Ltd. Subordinated Notes	Collateralized Securities	42	15,000	—	(18,297)	3,297	—	—
JMP Credit Advisors CLO II Ltd. Subordinated Notes	Collateralized Securities	28	6,099	—	(6,303)	603	(399)	—
MidOcean Credit CLO II, LLC	Collateralized Securities	4,614	—	34,058	(1,034)	—	688	33,712
MidOcean Credit CLO II, Ltd. Subordinated Notes	Collateralized Securities	184	20,543	—	(20,543)	—	—	—
MidOcean Credit CLO III, LLC	Collateralized Securities	2,753	—	37,180	(1,820)	60	700	36,120
MidOcean Credit CLO IV, LLC	Collateralized Securities	627	—	18,500	—	—	—	18,500
NMFC Senior Loan Program I, LLC	Equity/Other	1,984	—	50,000	—	—	(629)	49,371
NewStar Arlington Fund, LLC	Equity/Other	1,806	30,000	214	(30,214)	—	—	—
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	74	—	29,514	—	—	960	30,474
Ocean Trails CLO V, LTD.	Collateralized Securities	2,508	—	77,722	(41,882)	—	(1,233)	34,607
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	2,896	—	32,895	—	—	(188)	32,707
OFSI Fund VI, Ltd. Warehouse	Collateralized Securities	—	—	17,000	(17,000)	—	—	—
PennantPark Credit Opportunities Fund II, LP	Equity/Other	724	10,550	—	—	—	214	10,764
Related Fee Agreements	Collateralized Securities	—	—	15,440	(439)	—	80	15,081
Shackleton 2014-V CLO, LTD. Subordinated Notes	Collateralized Securities	994	—	35,000	(35,000)	—	—	—
Shackleton 2014-5A CLO, LTD. Subordinated Notes	Collateralized Securities	—	—	35,800	(37,120)	1,320	—	—
Silver Spring CLO, Ltd.	Collateralized Securities	1,894	—	59,701	(30,000)	—	(2,303)	27,398
South Grand MM CLO I, LLC	Equity/Other	1,385	872	26,872	(451)	—	451	27,744
THL Credit Greenway Fund II LLC	Equity/Other	1,325	9,005	10,844	(698)	—	(274)	18,877
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	2,841	—	30,690	(2,086)	—	(1,034)	27,570
Total Affiliate Investments		$40,257	$154,209	$697,419	$(342,749)	$7,785	$(10,858)	$505,806
Total Control & Affiliate Investments		$45,920	$188,341	$817,400	$(418,796)	$7,706	$(4)	$594,647

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
(Unaudited)

Note 15 — Schedule of Investments and Advances to Affiliates  – (continued)

(1)	The principal amount and ownership detail are shown in the Consolidated Schedules of Investments.
(2)	In accordance with the subscription agreement executed with Kahala Aviation Holdings, LLC dated December 23, 2013, the Company owns 84 common units of shares.
(3)	The Company consolidated Kahala Aviation Holdings, LLC and Park Ave RE, Inc. within its Consolidated Financial Statements beginning in the period ended June 30, 2014.

Note 16 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-Q and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the condensed consolidated financial statements except for the following:

As of May 15, 2015, from April 1, 2015 to April 30, 2015, the Company has issued 4.6 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $50.3 million. Other than shares issued pursuant to the DRIP, the Company has not issued any new shares of common stock since April 30, 2015. The Company is not accepting new subscription agreements after April 30, 2015. Pending the effectiveness of the most recent amendment to our registration statement on Form N-2 (File No. 333-19324), we will continue processing subscription agreements dated on or prior to April 30, 2015 until June 30, 2015.

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd. entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $150.0 million will be made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). Pricing under the transaction is based on three-month LIBOR plus a spread of 3.90% per annum for the relevant period.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation of our annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2014, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Business Development Corporation of America:

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Business Development Corporation of America (and subsidiaries) (the Company) as of December 31, 2014, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the custodian, portfolio companies or agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Business Development Corporation of America (and subsidiaries) as of December 31, 2014, and the results of their operations, the changes in their net assets and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
May 4, 2015

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Business Development Corporation of America

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Business Development Corporation of America (a Maryland Corporation) and subsidiaries (the “Company”) as of December 31, 2013 and the related consolidated statements of operations, changes in net assets, cash flows and financial highlights for each of the two years in the period ended December 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements, financial statement schedule, and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, financial statement schedule, and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Business Development Corporation of America and subsidiaries as of December 31, 2013 and the results of their operations, their cash flows, and their financial highlights for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
March 18, 2014

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(dollars in thousands except share and per share data)

	December 31,
	2014	2013
ASSETS
Investments, at fair value:
Control Investments, at fair value (amortized cost of $77,986 and $34,132, respectively)	$88,841	$34,132
Affiliate Investments, at fair value (amortized cost of $513,185 and $150,729, respectively)	505,806	154,209
Non-affiliate Investments, at fair value (amortized cost of $1,340,855 and $501,416, respectively)	1,322,344	507,435
Investments, at fair value (amortized cost of $1,932,026 and $686,277, respectively)	1,916,991	695,776
Cash and cash equivalents	206,872	12,995
Cash collateral on deposit with custodian	—	76,874
Receivable for unsettled trades	33,746	36,158
Interest receivable	22,464	7,527
Deferred credit facility financing costs, net	4,411	2,278
Prepaid expenses and other assets	1,792	1,003
Due from affiliate	1,666	1,059
Receivable due on total return swap	—	4,053
Unrealized gain on total return swap	—	3,180
Dividend receivable	—	738
Total assets	$2,187,942	$841,641
LIABILITIES
Revolving credit facility	$618,712	$132,687
Stockholder distributions payable	11,587	4,578
Management fees payable	7,981	2,689
Subordinated income incentive fees payable	2,736	2,577
Accounts payable and accrued expenses	6,760	599
Interest and credit facility fees payable	3,386	715
Payable for unsettled trades	685	67,003
Payable for common stock repurchases	672	88
Accrued capital gains incentive fees	—	2,802
Total liabilities	$652,519	$213,738
Commitments and contingencies (Note 7)
NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—	$—
Common stock, $.001 par value, 450,000,000 shares authorized, 157,534,040 and 63,671,644 shares issued and outstanding, respectively	157	64
Additional paid in capital	1,544,584	611,703
Accumulated under/(over) distributed net investment income	7,710	(509)
Accumulated under distributed realized gains	(539)	3,966
Net unrealized appreciation (depreciation)	(18,082)	12,679
Total Business Development Corporation of America net assets	1,533,830	627,903
Non-controlling interest	1,593	—
Total net assets	1,535,423	627,903
Total liabilities and net assets	$2,187,942	$841,641
Net asset value per share	$9.74	$9.86

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except share and per share data)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Investment income:
Interest from investments
Control investments	$5,076	$55	$—
Affiliate investments	39,510	5,829	—
Non-control/Non-affiliate investments	83,172	23,632	6,777
Total interest from investments	127,758	29,516	6,777
Interest from cash and cash equivalents	25	7	2
Total interest income	127,783	29,523	6,779
Other income	10,498	1,870	135
Total investment income	138,281	31,393	6,914
Operating expenses:
Management fees	24,926	6,555	1,320
Subordinated income incentive fees	9,929	6,377	827
Capital gains incentive fees	(2,664)	2,444	543
Interest and credit facility financing expenses	11,057	2,248	683
Professional fees	5,956	1,723	554
Other general and administrative	3,060	171	110
Administrative services	770	318	60
Insurance	221	223	205
Directors fees	74	69	75
Expenses before expense waivers and reimbursements from Adviser	53,329	20,128	4,377
Waiver of management and incentive fees	(1,335)	(1,827)	(1,611)
Expense support reimbursements from Adviser	—	—	(266)
Total expenses net of expense waivers and reimbursements from Adviser	51,994	18,301	2,500
Net investment loss attributable to noncontrolling interests	(68)	—	—
Net investment income	86,355	13,092	4,414
Realized and unrealized gain (loss) on investments and total return swap:
Net realized gain (loss) from investments
Control investments	(79)	—	—
Affiliate investments	7,785	855	—
Non-control/non-affiliate investments	1,688	3,111	1,471
Total net realized gain from investments	9,394	3,966	1,471
Net realized gain from total return swap	14,552	14,641	1,958

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except share and per share data) – (Continued)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Net change in unrealized appreciation (depreciation) on investments
Control investments	$10,854	$—	$—
Affiliate investments	(10,858)	3,344	137
Non-control/non-affiliate investments	(24,529)	4,909	1,132
Total net change in unrealized appreciation (depreciation) on investments	(24,533)	8,253	1,269
Net change in unrealized appreciation (depreciation) on total return swap	(3,180)	2,792	388
Net realized and unrealized gain (loss) on investments and total return swap before non-controlling interests and deferred income taxes	(3,767)	29,652	5,086
Net change in unrealized depreciation attributable to non-controlling interests	(660)	—	—
Net deferred income tax expense on unrealized appreciation of investments	(2,388)	—	—
Net realized and unrealized gain (loss) on investments and total return swap	(6,815)	29,652	5,086
Net increase in net assets resulting from operations	$79,540	$42,744	$9,500
Per share information – basic and diluted
Net investment income	$0.71	$0.36	$0.63
Net increase in net assets resulting from operations	$0.65	$1.17	$1.36
Weighted average shares outstanding	122,154,778	36,390,524	6,987,287

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(dollars in thousands except share and per share data)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Operations:
Net investment income	$86,355	$13,092	$4,414
Net realized gain from investments	9,394	3,966	1,471
Net realized gain from total return swap	14,552	14,641	1,958
Net change in unrealized appreciation (depreciation) on investments	(24,533)	8,253	1,269
Net change in unrealized appreciation (depreciation) on total return swap	(3,180)	2,792	388
Net change in unrealized depreciation on minority interest	(660)	—	—
Net unrealized deferred tax	(2,388)	—	—
Net increase in net assets from operations	79,540	42,744	9,500
Stockholder distributions:
Distributions from net investment income(1)	(86,355)	(13,092)	(4,414)
Distributions from net realized gain from investments and total return swap(1)	(19,944)	(18,207)	(2,991)
Net decrease in net assets from stockholder distributions	(106,299)	(31,299)	(7,405)
Capital share transactions:
Issuance of common stock, net of issuance costs	888,579	466,008	128,463
Reinvestment of stockholder distributions	48,569	11,142	2,181
Repurchases of common stock	(4,462)	(1,377)	(261)
Net increase in net assets from capital share transactions	932,686	475,773	130,383
Total increase in Business Development Corporation of America net assets	905,927	487,218	132,478
Increase in non-controlling interest	1,593	—	—
Total increase in net assets	907,520	487,218	132,478
Net assets at beginning of period	627,903	140,685	8,207
Net assets at end of period	$1,535,423	$627,903	$140,685
Net asset value per common share	$9.74	$9.86	$9.41
Common shares outstanding at end of period	157,534,040	63,671,644	14,943,215
Accumulated under/(over) distributed net investment income	$7,710	$(509)	$696
Accumulated under distributed realized gains	$(539)	$3,966	$—

(1)	Distributions from net investment income and distributions from net realized gain from investments and total return swap were not previously presented for the year ended December 31, 2012 but has been presented herein for consistency with the year ended December 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Operating activities:
Net increase in net assets from operations	$79,540	$42,744	$9,500
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Paid-in-kind interest income	(2,896)	(807)	(15)
Net accretion of discount on investments	(2,830)	(672)	(230)
Amortization of deferred financing costs	1,186	344	140
Sales and repayments of investments	1,284,029	270,038	135,746
Purchase of investments	(2,514,658)	(815,944)	(254,661)
Net realized gain from investments	(9,394)	(3,966)	(1,471)
Net unrealized (appreciation) depreciation on investments	24,533	(8,253)	(1,269)
Net unrealized appreciation on total return swap	3,180	(2,792)	(388)
(Increase) decrease in operating assets:
Cash collateral on deposit with custodian	76,874	(57,716)	(19,157)
Interest receivable	(14,937)	(6,315)	(1,070)
Dividend receivable	738	(738)	—
Receivable due on total return swap	4,053	(2,766)	(1,286)
Prepaid expenses and other assets	(789)	(768)	(193)
Receivable for unsettled trades	2,412	(24,245)	(11,913)
Increase (decrease) in operating liabilities:
Payable for unsettled trades	(66,318)	57,203	7,886
Management and incentive fees payable	2,649	7,164	904
Interest and credit facility fees payable	2,671	522	173
Accounts payable and accrued expenses	6,161	407	87
Payable for common stock repurchases	584	(88)	—
Net cash used in operating activities	(1,123,212)	(546,648)	(137,217)
Financing activities:
Proceeds from issuance of shares of common stock, net	888,579	466,007	128,463
Repurchases of common stock	(4,462)	(1,377)	(86)
Decrease (increase) in deferred offering costs receivable	(2,017)	2,047	(1,754)
Proceeds from revolving credit facility	543,026	128,500	40,565
Payments on revolving credit facility	(57,000)	(29,720)	(12,558)
Payments of financing cost	(3,319)	(1,887)	(875)
Payments to (proceeds from) affiliate	1,410	(1,505)	1,071
Stockholder distributions	(50,721)	(16,602)	(4,257)
Increase in non-controlling interest	1,593	—	—
Net cash provided by financing activities	1,317,089	545,463	150,569
Net increase (decrease) in cash and cash equivalents	193,877	(1,185)	13,352
Cash and cash equivalents, beginning of period	12,995	14,180	828
Cash and cash equivalents, end of period	$206,872	$12,995	$14,180
Supplemental information:
Interest paid during the period	$7,305	$1,381	$272
Taxes, including excise tax, paid during the period	$174	$5	$2
Supplemental non-cash information:
Payable for common stock repurchases	$672	$88	$175
DRIP distribution payable	$5,735	$2,074	$341
Cash distribution payable	$5,852	$2,504	$682
DRIP distribution paid	$48,569	$11,142	$1,917
Stock distribution paid	$—	$—	$264

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Senior Secured First Lien Debt – 65.0%(b)
Ability Networks Inc.(aa)	Health Care Providers & Services	L+5.00% (6.00%), 5/14/2021	$7,960	$7,923	$7,781	0.5%
AM General LLC(aa)	Aerospace & Defense	L+9.00% (10.25%), 3/22/2018	5,950	5,381	5,229	0.3%
Amports, Inc.(ab)	Automotive	L+8.00% (9.00%), 5/19/2020	14,999	14,899	14,986	1.0%
Answers Corporation(z)(aa)	Internet Software & Services	L+5.25% (6.25%),10/3/2021	35,000	33,811	33,162	2.2%
AP Gaming I, LLC(z)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/20/2020	4,913	4,786	4,888	0.3%
Applied Merchant Systems West Coast, Inc.	Diversified Financial Services	L+11.50% (12.50%), 9/19/2019	19,256	18,868	18,863	1.2%
Avaya, Inc. Term Loan B-6(aa)	Communications Equipment	L+5.50% (6.50%), 3/31/2018	12,831	12,848	12,617	0.8%
Caesars Growth Properties Holdings, LLC(a)(aa)	Hotels, Restaurants & Leisure	L+5.25% (6.25%), 5/8/2021	4,975	4,971	4,548	0.3%
Central Security Group, Inc.(z)(aa)	Commercial Services & Supplies	L+5.25% (6.25%), 10/2/2020	18,500	18,230	18,176	1.2%
Chicken Soup for the Soul Publishing, LLC(z)(ab)	Publishing	L+6.00% (7.25%), 1/8/2019	29,850	29,549	30,048	2.0%
Clover Technologies Group, LLC(aa)	Commercial Services & Supplies	L+4.50% (5.50%), 5/8/2020	11,471	11,481	11,156	0.7%
ConvergeOne Holdings Corp.(aa)	Diversified Consumer Services	L+5.00% (6.00%), 6/17/2020	13,432	13,308	13,365	0.9%
Creative Circle, LLC(z)(aa)	Professional Services	L+4.50% (5.50%), 6/25/2020	12,374	12,261	12,220	0.8%
Danish CRJ LTD.(a)(p)	Aerospace & Defense	13.50%	181	181	181	—%
Eagle Rx, LLC(z)	Health Care Providers & Services	L+6.00% (7.00%), 8/15/2019	15,920	15,845	16,024	1.0%
ECI Acquisition Holdings, Inc.(k)(z)	Technology – Enterprise Solutions	L+6.25% (7.25%), 3/11/2019	12,320	12,268	12,224	0.8%
Epic Health Services, Inc.(z)	Health Care Providers & Services	L+5.25% (6.50%), 10/18/2018	15,522	15,410	15,508	1.0%
ERG Holding Company(z)(ad)	Health Care Providers & Services	L+6.75% (8.00%), 4/4/2019	14,578	14,329	14,370	0.9%
Excelitas Technologies Corp.(aa)	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 11/2/2020	10,126	10,161	10,007	0.7%
EZE Trucking, Inc.(z)(aj)	Road & Rail	L+10.75% (14.00%), 7/31/2018	12,499	12,455	12,499	0.8%
GTCR Valor Companies, Inc.(z)(aa)	Software	L+5.00% (6.00%), 5/30/2021	36,890	36,049	35,830	2.3%
Hanna Anderson, LLC(z)	Retailers (except food & drug)	L+7.25% (8.25%), 4/21/2019	14,625	14,499	14,896	1.0%
Henniges Automotive Holdings, Inc.(aa)	Automotive	L+5.00% (6.00%), 6/12/2021	9,943	9,849	9,893	0.5%
Icynene US Acquisition Corp.(z)(ai)	Building Products	L+6.25% (7.25%), 11/4/2020	52,000	50,987	50,960	3.3%
ILC Dover LP(z)	Aerospace & Defense	L+5.50% (6.50%), 3/20/2020	14,719	14,655	14,135	0.9%
InMotion Entertainment Group, LLC(z)(ae)	Retailers (except food & drug)	L+7.75% (9.00%), 10/1/2018	11,647	11,473	11,795	0.8%
IntegraMed America, Inc.(z)	Health Care Providers & Services	L+7.25% (8.50%), 9/20/2017	3,744	3,699	3,648	0.2%
Integrity Nutraceuticals, Inc.(z)(ab)	Food Products	L+9.50% (10.50%), 4/28/2019	35,000	34,401	29,150	1.9%
Jackson Hewitt, Inc.(aa)	Diversified Consumer Services	L+8.50% (10.00%), 10/16/2017	8,625	8,570	8,582	0.6%
Jefferson Gulf Coast Energy Partners LLC	Transportation Infrastructure	L+8.00% (9.00%), 2/27/2018	17,955	17,798	17,057	1.1%
K2 Pure Solutions NoCal, L.P.(z)	Chemicals	L+6.00% (7.00%), 8/19/2019	9,875	9,722	9,609	0.6%
Kahala Ireland OpCo LLC(a)(ak)(o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	47,843	47,843	47,843	3.1%
Kahala US OpCo LLC(ak)(o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	7,131	7,131	7,131	0.5%
Land Holdings I, LLC	Hotels, Restaurants & Leisure	12.00%, 6/26/2019	30,000	29,460	30,677	2.0%
Liquidnet Holdings, Inc.(a)(z)(aa)	Capital Markets	L+6.75% (7.75%), 5/22/2019	17,063	16,959	16,295	1.1%
MCS AMS Sub-Holdings LLC(aa)	Real Estate Management & Development	L+6.00% (7.00%), 10/15/2019	14,156	13,740	12,457	0.8%
Miller Heiman, Inc.(z)(aa)	Media	L+5.75% (6.75%), 9/30/2019	18,389	17,886	17,872	1.2%
Motorsports Aftermarket Group, Inc.(z)(aa)	Automotive	L+4.00% (5.00%), 5/14/2021	24,875	23,284	20,646	1.3%
National Technical Systems, Inc.(v)(z)	Professional Services	L+5.50% (6.75%), 11/22/2018	18,609	18,487	18,467	1.2%
New Media Holdings II, LLC(a)(z)	Publishing	L+6.25% (7.25%), 6/3/2020	8,928	8,766	8,794	0.6%
NextCare, Inc.(m)(z)(ab)	Health Care Providers & Services	L+5.75% (7.00%), 10/10/2017	19,753	19,581	19,453	1.3%
North Atlantic Trading Company, Inc.(z)(aa)	Food Products	L+6.50% (7.75%), 1/13/2020	19,806	19,754	19,410	1.3%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
OH Acquisition, LLC(a)(z)	Banking, Finance, Insurance & Real Estate	L+6.25% (7.25%), 8/29/2019	$7,481	$7,446	$7,465	0.5%
Orchid Underwriters Agency, LLC(af)	Banking, Finance, Insurance & Real Estate	L+10.00% (10.00%), 11/6/2019	14,963	14,745	14,738	1.0%
Otter Box Holdings, Inc.(aa)	Electronic Equipment, Instruments & Components	L+4.75% (5.75%), 6/3/2020	8,445	8,390	8,336	0.5%
PeopLease Holdings, LLC(d)(z)	Commercial Services & Supplies	L+13.00% (14.00%), 12/26/2018	10,000	9,840	11,634	0.8%
PGX Holdings, Inc.(z)	Transportation Infrastructure	L+5.25% (6.25%), 9/29/2020	10,931	10,826	10,918	0.7%
Premier Dental Services, Inc.(z)(aa)	Health Care Providers & Services	L+5.00% (6.00%), 11/1/2018	24,740	24,631	23,503	1.5%
Pre-Paid Legal Services, Inc.(aa)	Diversified Consumer Services	L+5.00% (6.25%), 7/1/2019	9,212	9,295	9,124	0.6%
Pride Plating, Inc.(z)	Aerospace & Defense	L+5.50% (6.50%), 6/13/2019	9,874	9,806	9,811	0.6%
RedPrairie Corp.(aa)	Software	L+5.00% (6.00%), 12/21/2018	13,355	13,338	12,379	0.8%
Resco Products, Inc.(z)	Steel	L+6.00% (6.25%), 9/7/2016	10,000	9,907	9,771	0.6%
Squan Holding Corp.(n)(z)	Diversified Telecommunication Services	L+7.25% (8.25%), 10/9/2019	23,000	22,561	22,540	1.5%
STG-Fairway Acquisitions, Inc.(aa)	Professional Services	L+5.00% (6.25%), 2/28/2019	11,815	11,775	11,623	0.8%
SunGard Availability Services Capital, Inc.(aa)	Business Equipment & Services	L+5.00% (6.00%), 3/29/2019	9,925	9,836	8,794	0.6%
Taqua, LLC	Wireless Telecommunication Services	L+9.00% (10.00%), 7/31/2019	14,000	13,743	13,749	0.9%
TASC, Inc.(aa)	Aerospace & Defense	L+5.50% (6.50%), 5/22/2020	6,965	6,830	6,780	0.4%
Tax Defense Network, LLC(j)(z)	Diversified Consumer Services	L+8.50% (9.50%), 8/28/2019	31,100	30,520	30,725	2.0%
The Tennis Channel Holdings, Inc.(ab)(aj)	Media	L+8.50% (8.81%), 5/29/2017	15,781	15,489	15,149	1.0%
Total Outdoor Holdings Corp.	Advertising	L+10.00% (11.00%), 8/28/2019	20,000	19,627	19,624	1.3%
Transportation Insight, LLC(z)	Freight & Logistics	L+5.25% (6.25%), 9/30/2019	15,800	15,575	15,563	1.0%
Trinity Consultants Holdings, Inc.(z)	Business Equipment & Services	L+6.75% (7.75%), 2/15/2020	15,000	14,896	14,980	1.0%
Trojan Battery Company, LLC(z)(aa)	Automotive	L+4.75% (5.75%), 6/12/2021	10,195	10,100	9,991	0.7%
United Central Industrial Supply Company, LLC(z)(aa)	Commercial Services & Supplies	L+6.25% (7.50%), 10/9/2018	8,798	8,690	7,962	0.5%
US Shipping LLC(aa)	Marine	L+4.50% (5.50%), 4/30/2018	10,255	10,399	10,050	0.7%
Sub Total Senior Secured First Lien Debt				$1,011,823	$997,661	65.0%
Senior Secured Second Lien Debt – 17.5%(b)
Ability Networks Inc.(ab)	Health Care Providers & Services	L+8.25% (9.25%), 5/16/2022	$12,550	$12,434	$12,236	0.8%
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	L+10.50% (11.50%), 3/31/2020	9,000	8,823	8,820	0.6%
Appriss Holdings, Inc.	Business Equipment & Services	L+8.25% (9.25%), 5/21/2021	15,000	14,779	14,775	1.0%
Boston Market Corporation(ab)	Hotels, Restaurants & Leisure	L+7.63% (8.63%), 12/16/2018	14,800	14,624	15,041	1.0%
CIG Financial, LLC(a)(ah)	Consumer Finance	10.50%, 6/30/2019	15,000	14,865	15,000	1.0%
CPX Interactive Holdings, LP	Publishing	L+10.00% (11.00%), 3/26/2018	20,205	19,076	18,277	1.3%
CREDITCORP(ab)	Consumer Finance	12.00%, 7/15/2018	13,250	13,183	12,852	0.8%
H.D. Vest, Inc.(ab)	Diversified Consumer Services	L+8.00% (9.25%), 6/18/2019	8,750	8,669	8,791	0.6%
High Ridge Brands Co.(ab)	Retailers (except food & drug)	L+8.50% (9.50%), 4/11/2020	22,500	22,203	22,309	1.5%
Interblock USA L.C.(ab)	Electronic Equipment, Instruments & Components	L+8.75% (9.75%), 3/28/2018	23,000	22,627	22,732	1.5%
J. C. Bromac Corporation (dba EagleRider, Inc.)(ac)	Hotels, Restaurants & Leisure	L+9.00% (10.00%), 8/11/2019	10,000	9,838	9,873	0.6%
K&N Engineering, Inc.(l)(ab)	Automotive	L+8.63% (9.63%), 7/11/2020	13,000	12,730	12,764	0.8%
Linc Energy Finance USA, Inc.(ab)	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,895	7,598	0.5%
NCP Finance Limited Partnership(aa)(ab)	Consumer Finance	L+9.75% (11.00%), 10/1/2018	17,779	17,621	17,557	1.1%
Noosa Acquirer, Inc.	Food Products	L+5.25% (6.25%), 11/21/2020	25,000	24,632	24,625	1.5%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Sage Automotive Holdings, Inc.	Auto Components	L+8.00% (9.00%), 10/8/2021	13,000	12,873	12,870	0.8%
Schulman Associates Institutional Review Board, Inc.	Health Care	L+8.00% (9.00%), 6/3/2021	17,000	16,664	16,660	1.1%
Surgery Center Holdings, Inc.(aa)	Healthcare & Pharmaceuticals	L+7.50% (8.50%), 11/3/2021	10,000	9,902	9,625	0.6%
Zimbra, Inc.(ab)	Software	10.75%, 7/1/2016	6,000	5,984	5,953	0.4%
Sub Total Senior Secured Second Lien Debt				$270,422	$268,358	17.5%
Subordinated Debt – 4.0%(b)
Gold, Inc.(d)(ab)	Textiles, Apparel & Luxury Goods	12.00%, 6/30/2019	$12,163	$11,969	$11,823	0.8%
Park Ave RE Holdings, LLC(d)(o)	Real Estate Management & Development	L+8.00% (13.00%), 12/29/2017	6,107	6,107	6,107	0.4%
S.B. Restaurant Co., Inc.(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	4,050	3,974	—	—%
S.B. Restaurant Co., Inc. – Senior Subordinated Debt(e)(t)	Hotels, Restaurants & Leisure	1/10/2018	134	88	—	—%
Steel City Media(aj)	Media	12.00%, 3/29/2020	20,103	19,716	19,752	1.3%
Visionary Integration Professionals, LLC(ab)(aj)	IT Services	13.00%, 12/3/2018	11,239	10,296	10,269	0.7%
Xplornet Communications, Inc.(a)(aj)	Diversified Telecommunication Services	13.00%, 10/25/2020	11,350	11,350	11,203	0.7%
Zimbra, Inc.	Software	12.00%, 7/10/2018	2,000	2,000	1,776	0.1%
Sub Total Subordinated Debt				$65,500	$60,930	4.0%
Collateralized Securities – 23.8%(b)
B&M CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	4/16/2026	$40,250	$33,734	$31,280	2.0%
CVP Cascade CLO, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/16/2026	31,000	23,589	22,553	1.5%
CVP Cascade CLO-2, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/18/2026	35,250	27,940	26,479	1.7%
Figueroa CLO 2014-1, LTD. Subordinated Notes(a)(p)	Diversified Investment Vehicles	1/15/2027	35,057	27,864	27,128	1.8%
MidOcean Credit CLO II, LLC(a)(p)	Diversified Investment Vehicles	1/29/2025	37,600	33,024	33,712	2.2%
MidOcean Credit CLO III, LLC(a)(p)	Diversified Investment Vehicles	7/21/2026	40,250	35,420	36,120	2.4%
MidOcean Credit CLO IV, LLC(a)(p)	Diversified Investment Vehicles		18,500	18,500	18,500	1.2%
NewStar Arlington Senior Loan Program LLC Subordinated Notes(a)(p)	Diversified Investment Vehicles	7/25/2025	31,603	29,514	30,474	2.0%
Ocean Trails CLO V, LTD.(a)(p)	Diversified Investment Vehicles	10/13/2026	40,518	35,840	34,607	2.3%
OFSI Fund VI, Ltd. Subordinated Notes(a)(p)	Diversified Investment Vehicles	3/20/2025	38,000	32,895	32,707	2.1%
Related Fee Agreements(a)(p)(s)	Diversified Investment Vehicles		—	16,308	16,369	1.0%
Silver Spring CLO, Ltd.(a)(p)	Diversified Investment Vehicles	10/15/2026	31,500	29,701	27,398	1.8%
WhiteHorse VIII, Ltd. CLO Subordinated Notes(a)(p)	Diversified Investment Vehicles	5/1/2026	36,000	28,604	27,570	1.8%
Sub Total Collateralized Securities				$372,933	$364,897	23.8%
Equity/Other – 14.7%(b)
Carlyle GMS Finance, Inc.(a)(i)	Diversified Investment Vehicles		$3,123	$3,123	$2,970	0.2%
CPX Interactive Holdings, LP – Series A Convertible Preferred Shares(d)(e)(u)	Publishing	8.00%	$6,000	6,000	6,000	0.4%
CPX Interactive Holdings, LP – Warrants(e)(u)	Publishing		317	1,087	651	—%
Crowley Holdings, Inc. – Series A Preferred Stock(aj)	Marine	12.00%	$25,518	25,518	25,444	1.7%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2014
Portfolio Company(q)	Industry	Investment Coupon Rate/Maturity	Principal/Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Danish CRJ LTD.(a)(e)(p)(r)	Aerospace & Defense		$5	1	260	—%
Evolution Research Group – Preferred Equity(e)	Health Care Providers & Services	8.00%	$500	500	492	—%
Fifth Street Senior Loan Fund I, LLC(a)(p)	Diversified Investment Vehicles		$35,000	35,000	35,000	2.4%
HIG Integrity Nutraceuticals(e)(u)	Food Products		1,567	1,630	—	—%
Kahala Ireland OpCo LLC – Common Equity(a)(e)(o)(y)	Aerospace & Defense		$—	—	5,275	0.3%
Kahala Ireland OpCo LLC – Profit Participating Note(a)(e)(o)(y)	Aerospace & Defense		1,625	1,589	1,625	0.1%
Kahala US OpCo LLC(o)(x)	Aerospace & Defense	13.00%	6,038	6,279	7,500	0.5%
MBLOX Inc. – Warrants(e)	Internet Software & Services		1,531	—	—	—%
NMFC Senior Loan Program I, LLC(a)(p)	Diversified Investment Vehicles		$50,000	50,000	49,371	3.2%
Orchid Underwriters Agency, LLC(e)(u)	Banking, Finance, Insurance & Real Estate		$500	500	500	—%
Park Ave Holdings, LLC – Common Shares(e)(o)(w)	Real Estate Management & Development	8.00%	7,900	1,229	5,551	0.4%
Park Ave Holdings, LLC – Preferred Shares(o)(w)	Real Estate Management & Development	8.00%	16	7,809	7,809	0.5%
PennantPark Credit Opportunities Fund II, LP(a)(g)(p)	Diversified Investment Vehicles		$10,000	10,000	10,764	0.7%
S.B. Restaurant Co., Inc. – Warrants(e)	Hotels, Restaurants & Leisure		—	—	—	—%
SkyCross Inc. – Warrants(e)	Electronic Equipment, Instruments & Components		2,254	—	—	—%
South Grand MM CLO I, LLC(a)(p)(ag)	Diversified Investment Vehicles		$27,744	27,293	27,744	1.8%
Squan Holdings Corp. – Class A Common Stock(e)(u)	Diversified Telecommunication Services		1,150	12	12	—%
Squan Holdings Corp. – Series A Preferred Stock(e)(u)	Diversified Telecommunication Services		1	1,138	1,138	0.1%
Tax Defense Network, LLC(e)(u)	Diversified Consumer Services		$500	500	700	—%
Tennenbaum Waterman Fund, L.P.(a)(f)	Diversified Investment Vehicles		$8,396	8,396	9,062	0.6%
The SAVO Group, Ltd. – Warrants(e)	Internet Software & Services		138	—	—	—%
THL Credit Greenway Fund II LLC(a)(h)(p)	Diversified Investment Vehicles		$19,084	19,084	18,877	1.2%
Visionary Integration Professionals, LLC – Warrants(e)(u)	IT Services		657	910	658	—%
World Business Lenders, LLC(e)	Consumer Finance		923	3,750	4,126	0.3%
Xplornet Communications Inc. – Warrants(a)(e)	Diversified Telecommunication Services		10	—	2,306	0.2%
Zimbra, Inc. – Warrants (Second Lien Debt)(e)	Software		671	—	138	—%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)(e)	Software		1,000	—	1,172	0.1%
Sub Total Equity/Other				$211,348	$225,145	14.7%
TOTAL INVESTMENTS – 125.0%(b)				$1,932,026	$1,916,991	125.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(a)	All of the Company’s investments are in eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), except B&M CLO 2014-1, LTD. Subordinated Notes, Caesar’s Growth Properties Holdings, LLC, Carlyle GMS Finance, Inc., CIG Financial, LLC, CVP Cascade CLO, LTD. Subordinated Notes, CVP Cascade CLO-2, LTD. Subordinated Notes, Danish CRJ LTD., Fifth Street Senior Loan Fund I, LLC, Figueroa CLO 2014-1, LTD. Subordinated Notes, Kahala Ireland OpCo LLC, Liquidnet Holdings, Inc., MidOcean Credit CLO II, LLC, MidOcean Credit CLO III, LLC, MidOcean Credit CLO IV, LLC, New Media Holdings II, LLC, NewStar Arlington Senior Loan Program, LLC Subordinated Notes, NMFC Senior Loan Program I, LLC, Ocean Trails CLO V, LTD., OFSI Fund VI, Ltd. Subordinated Notes, OH Acquisition, LLC, PennantPark Credit Opportunities Fund II, LP, Related Fee Agreements, Silver Spring CLO, Ltd., South Grand MM CLO I, LLC, Tennenbaum Waterman Fund, L.P., THL Credit Greenway Fund II LLC, WhiteHorse VIII, Ltd. CLO Subordinated Notes, and Xplornet Communications, Inc.
(b)	Percentages are based on net assets of $1,535,423 as of December 31, 2014.
(c)	The fair value of these investments is determined in good faith by the Company’s board of directors as required by the 1940 Act. (See Note 3 to the financial statements).
(d)	As of December 31, 2014 the company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be PIK.
(e)	Non-income producing at December 31, 2014.
(f)	The Company has committed to fund $10.0 million in Tennenbaum Waterman Fund, L.P. over a period ending no later than September 2015. The remaining commitment as of December 31, 2014 was $1.6 million.
(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.
(h)	The Company has committed to fund $20.0 million in THL Credit Greenway II LLC over a period ending no later than March 2015. The remaining commitment as of December 31, 2014 was $0.2 million.
(i)	The Company has committed to fund $10.0 million in Carlyle GMS Finance, Inc. The remaining commitment as of December 31, 2014 was $6.9 million.
(j)	The Company has committed to fund a delayed draw term loan of $4.0 million in Tax Defense Network, LLC. The remaining commitment as of December 31, 2014 was $3.8 million.
(k)	The Company has committed to fund a delayed draw term loan of $2.6 million in ECI Acquisition Holdings, Inc. The remaining commitment as of December 31, 2014 was $2.6 million.
(l)	The Company has committed to fund a delayed draw term loan of $5.0 million in K & N Engineering, Inc. The remaining commitment as of December 31, 2014 was $5.0 million.
(m)	The Company has committed to fund an delayed draw term loan of $9.7 million in NextCare, Inc. The remaining commitment as of December 31, 2014 was $4.4 million.
(n)	The Company has committed to fund a delayed draw term loan of $10.0 million in Squan Holding Corp. The remaining commitment as of December 31, 2014 was $10.0 million.
(o)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company.
(p)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities.
(q)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments. The Company classifies all investments within the Consolidated Schedule of Investments which are not classified as Control Investments or Affiliated Investments as Non-affiliated Investments.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(r)	The Company’s investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.
(s)	Related Fee Agreements consists of one investment with a fair value of $1,288 thousand that is classified as a Non-affiliated Investment and six investments with a total fair value of $15,081 thousand that are classified as Affiliated Investments.
(t)	The investment is on non-accrual status as of December 31, 2014.
(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.
(v)	The Company has committed to fund a delayed draw term loan of $7.5 million in National Technical Systems, Inc. The remaining commitment as of December 31, 2014 was $7.5 million.
(w)	The Company’s investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.
(x)	The Company’s investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.
(y)	The Company’s investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo LLC.
(z)	The Company’s investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(aa)	The Company’s investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ab)	The Company’s investment or a portion thereof is pledged as collateral under the Deutsche Bank Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(ac)	The Company has committed to fund a delayed draw term loan of $5.0 million in J.C. Bromac Corporation (dba EagleRider, Inc.). The remaining commitment as of December 31, 2014 was $5.0 million.
(ad)	The Company has committed to fund a delayed draw term loan of $20.2 million in ERG Holding Company. The remaining commitment as of December 31, 2014 was $20.2 million.
(ae)	The Company has committed to fund a delayed draw term loan of $2.2 million in InMotion Entertainment Group, LLC. The remaining commitment as of December 31, 2014 was $0.4 million.
(af)	The Company has committed to fund a delayed draw term loan of $4.0 million in Orchid Underwriters Agency, LLC. The remaining commitment as of December 31, 2014 was $4.0 million.
(ag)	The Company has committed to fund $35.0 million in South Grand MM CLO I, LLC. The remaining commitment as of December 31, 2014 was $9.0 million.
(ah)	The Company has committed to fund a delayed draw term loan of $5.0 million in CIG Financial, LLC. The remaining commitment as of December 31, 2014 was $5.0 million.
(ai)	The Company has committed to fund a delayed draw term loan of $10.0 million in Icynene U.S. Acquisition Corp. The remaining commitment as of December 31, 2014 was $10.0 million.
(aj)	As of December 31, 2014 the company elected to pay a portion of its interest in cash and PIK, noting the company has the option to elect a portion of the interest to be PIK.
(ak)	As of December 31, 2014 the company elected to pay PIK interest, noting the company has the option to elect a portion of the interest to be cash or PIK.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2014 (dollars in thousands):

	At December 31, 2014
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$518,685	27.0%
Health Care Providers & Services	113,015	5.8%
Aerospace & Defense	105,770	5.4%
Food Products	73,185	3.8%
Diversified Consumer Services	71,287	3.7%
Automotive	68,280	3.6%
Hotels, Restaurants & Leisure	65,027	3.4%
Publishing	63,770	3.3%
Software	57,248	3.0%
Media	52,773	2.8%
Building Products	50,960	2.7%
Consumer Finance	49,535	2.6%
Retailers (except food & drug)	49,000	2.6%
Commercial Services & Supplies	48,928	2.6%
Professional Services	42,310	2.2%
Electronic Equipment, Instruments & Components	41,075	2.1%
Business Equipment & Services	38,549	2.0%
Diversified Telecommunication Services	37,199	1.9%
Marine	35,494	1.9%
Internet Software & Services	33,162	1.7%
Real Estate Management & Development	31,924	1.7%
Banking, Finance, Insurance & Real Estate	31,523	1.6%
Transportation Infrastructure	27,975	1.5%
Advertising	19,624	1.0%
Diversified Financial Services	18,863	1.0%
Health Care	16,660	0.9%
Capital Markets	16,295	0.9%
Freight & Logistics	15,563	0.8%
Wireless Telecommunication Services	13,749	0.7%
Auto Components	12,870	0.7%
Communications Equipment	12,617	0.7%
Road & Rail	12,499	0.7%
Technology – Enterprise Solutions	12,224	0.6%
Textiles, Apparel & Luxury Goods	11,823	0.6%
IT Services	10,927	0.6%
Steel	9,771	0.5%
Healthcare & Pharmaceuticals	9,625	0.5%
Chemicals	9,609	0.5%
Oil, Gas & Consumable Fuels	7,598	0.4%
Total	$1,916,991	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS
(dollars in thousands)

	December 31, 2013
Portfolio Company(a)(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Senior Secured First Lien Debt – 53.2%(b)
Adventure Interactive Corp.	Media	L+6.75% (8.00%), 3/22/2018	$19,873	$19,590	$19,575	3.1%
American Dental Partners, Inc.	Health Care Providers & Services	L+5.00% (6.00%), 2/9/2018	3,895	3,836	3,817	0.6%
American Importing Company, Inc.	Food Products	L+5.75% (7.00%), 5/23/2018	10,945	10,849	10,933	1.7%
Answers.com	Internet Software & Services	L+5.50% (6.50%), 12/20/2018	15,000	14,850	14,850	2.4%
AP Gaming I, LLC	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/18/2020	10,000	9,700	9,700	1.5%
Avaya, Inc.	Communications Equipment	L+4.50% (4.79%), 10/26/2017	3,933	3,616	3,842	0.6%
BBTS Borrower LP	Oil, Gas & Consumable Fuels	L+6.50% (7.75%), 6/4/2019	5,955	5,900	5,985	1.0%
Creative Circle, LLC	Professional Services	L+5.25% (6.50%), 9/28/2017	7,697	7,573	7,735	1.2%
CST Industries, Inc.	Machinery	L+6.25% (7.75%), 5/23/2017	3,700	3,667	3,608	0.6%
Epic Health Services	Health Care Providers & Services	L+5.25% (6.50%), 10/16/2018	14,000	13,865	13,899	2.2%
Excelitas Technologies Corp.	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 10/25/2020	7,402	7,329	7,433	1.2%
Expera Specialty Solutions, LLC	Paper & Forest Products	L+6.25% (7.50%), 7/28/2018	7,960	7,812	8,040	1.3%
EZE Trucking, Inc.(d)(n)	Road & Rail	L+11.75% (12.00%), 7/31/2018	12,411	12,354	12,147	1.9%
FairPay Solutions Inc. Term Loan A	Health Care Providers & Services	L+5.75% (7.00%), 1/16/2015	2,350	2,337	2,350	0.4%
FairPay Solutions Inc. Term Loan B	Health Care Providers & Services	L+6.50% (8.00%), 1/16/2015	7,500	7,459	7,500	1.2%
Global Telecom & Technology, Inc.	Internet Software & Services	L+5.50% (6.50%), 3/31/2016	7,600	7,524	7,559	1.2%
HIG Integrity Neutraceuticals	Food Products	L+8.75% (9.75%), 12/17/2018	23,000	22,658	22,655	3.6%
Ikaria Acquisitions, Inc.	Biotechnology	L+6.00% (7.25%), 7/31/2018	5,850	5,769	5,876	0.9%
Jackson Hewitt, Inc.	Diversified Consumer Services	L+8.50% (10.00%), 10/16/2017	13,328	13,254	13,195	2.1%
K2 Pure Solutions NoCal, L.P.	Chemicals	L+6.00% (7.00%), 8/19/2019	10,000	9,812	9,728	1.5%
Kahala US OpCo LLC(o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	15,860	15,860	15,860	2.5%
Miller Heiman	Media	L+5.75% (6.75%), 9/30/2018	15,250	14,810	15,174	2.4%
Mitel Networks Corp.	Communications Equipment	L+5.75% (7.00%), 2/27/2019	3,570	3,538	3,570	0.6%
National Technical Systems, Inc.(k)	Professional Services	L+5.50% (6.75%), 11/22/2018	12,500	12,378	12,375	2.0%
NextCare, Inc.(m)	Health Care Providers & Services	L+5.50% (6.75%), 10/10/2017	17,492	17,246	17,272	2.8%
NXT Capital LLC	Commercial Banks	L+5.25% (6.25%), 9/4/2018	9,975	9,881	9,875	1.6%
Park Ave RE Holdings, LLC(o)	Real Estate Management & Development	L+8.00% (13.00%), 12/31/2017	9,750	9,750	9,750	1.6%
PeopLease Holdings, LLC	Commercial Services & Supplies	L+10.00% (11.00%), 12/26/2018	10,000	9,801	9,800	1.6%
Premier Dental Services Inc.	Health Care Providers & Services	L+7.00% (8.25%), 11/1/2018	3,960	3,861	3,985	0.6%
Pre-Paid Legal Services, Inc.	Diversified Consumer Services	L+5.00% (6.25%), 7/1/2019	7,313	7,247	7,354	1.2%
Riverboat Corp. of Mississippi	Hotels, Restaurants & Leisure	L+8.75% (10.00%), 11/29/2016	10,000	9,846	10,025	1.6%
Source Refrigeration & HVAC, Inc.	Commercial Services & Supplies	L+5.25% (6.75%), 4/30/2017	2,783	2,752	2,735	0.4%
The Tennis Channel Holdings, Inc.(d)	Media	L+8.50% (8.81%), 5/23/2017	15,209	14,814	14,787	2.4%
Trinity Consultants Holdings, Inc.	Commercial Services & Supplies	L+5.00% (6.25%), 4/15/2018	3,082	3,062	3,079	0.5%
United Central Industrial Supply Company, LLC	Commercial Services & Supplies	L+6.25% (7.50%), 10/12/2018	3,960	3,827	3,762	0.6%
WBL SPE I., LLC(l)	Consumer Finance	15.00%, 9/30/2016	3,750	3,713	3,750	0.6%
Sub Total Senior Secured First Lien Debt				$332,140	$333,580	53.2%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2013
Portfolio Company(a)(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Senior Secured Second Lien Debt – 14.5%(b)
Boston Market	Hotels, Restaurants & Leisure	L+7.75% (8.75%), 12/13/2018	$25,000	$24,628	$24,625	3.9%
CREDITCORP	Consumer Finance	12.00%, 7/15/2018	13,250	13,168	13,250	2.1%
Eureka Hunter Holdings, LLC	Oil, Gas & Consumable Fuels	12.50%, 8/16/2018	5,000	5,000	4,969	0.8%
H.D. Vest, Inc.	Diversified Consumer Services	L+8.00% (9.25%), 6/18/2019	8,750	8,650	8,641	1.4%
Linc Energy Finance USA, Inc.	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,866	9,853	1.6%
MBLOX Inc.	Internet Software & Services	10.75%, 9/28/2016	7,000	6,970	7,011	1.1%
NCP Finance Limited Partnership	Consumer Finance	L+9.75% (11.00%), 9/25/2015	7,980	7,827	7,940	1.3%
SkyCross, Inc.	Electronic Equipment, Instruments & Components	11.85%, 4/1/2017	5,000	4,976	4,979	0.8%
Teleflex Marine, Inc.(d)	Marine	13.50%, 8/24/2017	3,332	3,272	3,399	0.5%
Zimbra, Inc.	Software	10.75%, 7/11/2016	6,000	5,974	6,137	1.0%
Sub Total Senior Secured Second Lien Debt				$89,331	$90,804	14.5%
Subordinated Debt – 9.5%(b)
Gold, Inc.(d)	Textiles, Apparel & Luxury Goods	15.00%, 12/31/2017	$12,163	$11,938	$11,977	1.9%
S.B. Restaurant Co., Inc. – Senior Subordinated Debt(d)(e)	Hotels, Restaurants & Leisure	1/10/2018	134	88	88	—%
S.B. Restaurant Co., Inc.(d)(e)(r)	Hotels, Restaurants & Leisure	14.00%, 1/10/2018	4,050	3,974	2,024	0.3%
The SAVO Group, Ltd.	Internet Software & Services	10.95%, 3/28/2017	5,000	4,978	5,005	0.8%
Varel International Energy Mezzanine Funding Corp.(d)	Oil, Gas & Consumable Fuels	14.00%, 1/15/2018	10,395	10,311	11,251	1.8%
Vestcom Acquisition, Inc.	Media	12.00%, 6/26/2019	7,500	7,434	7,525	1.2%
Visionary Integration Professionals, LLC	IT Services	13.00%, 12/3/2018	11,017	9,844	9,831	1.6%
Xplornet Communications, Inc.	Diversified Telecommunication Services	13.00%, 12/25/2020	10,000	10,000	10,000	1.6%
Zimbra, Inc.	Software	12.00%, 7/10/2018	2,000	2,000	2,000	0.3%
Sub Total Subordinated Debt				$60,567	$59,701	9.5%
Collateralized Securities – 16.9%(b)
Apidos XVI CLO, LTD. Subordinated Notes(e)(p)	Diversified Investment Vehicles	1/19/2025	$15,000	$13,650	$13,650	2.2%
Catamaran CLO 2013-1 Ltd. Subordinated Notes(p)	Diversified Investment Vehicles	1/27/2025	19,500	17,940	20,404	3.2%
CVP Cascade CLO-1, LTD. Subordinated Notes(e)(p)	Diversified Investment Vehicles	12/20/2020	31,000	28,086	28,086	4.5%
Garrison Funding 2013-1 Ltd. Subordinated Notes(e)(p)	Diversified Investment Vehicles	9/30/2023	15,000	15,000	15,000	2.4%
JMP Credit Advisors CLO II Ltd. Subordinated Notes(p)	Diversified Investment Vehicles	4/30/2023	6,000	5,700	6,099	1.0%
MC Funding Ltd. Preferred Shares	Diversified Investment Vehicles	12/20/2020	4,000	3,366	2,163	0.3%
MidOcean Credit CLO II, Ltd. Subordinated Notes(e)(p)	Diversified Investment Vehicles	1/15/2024	20,543	20,543	20,543	3.3%
Sub Total Collateralized Securities				$104,285	$105,945	16.9%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

	December 31, 2013
Portfolio Company(a)(q)	Industry	Investment Coupon Rate/Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value(c)	% of Net Assets
Equity/Other – 16.7%(b)
Carlyle GMS Finance, Inc.(e)(i)	Diversified Investment Vehicles		$2,221	$2,221	$2,173	0.3%
Crowley Holdings Preferred, LLC – Series A Preferred Shares(d)	Marine	12.00%	25	25,000	25,000	4.0%
HIG Integrity Neutraceuticals	Food Products		850	850	850	0.1%
Kahala Aviation Holdings, LLC(e)(o)(j)	Aerospace & Defense		—	—	—	—%
Kahala Aviation Holdings, LLC – Preferred Shares(e)(o)	Aerospace & Defense	13.00%	5,271	5,271	5,271	0.8%
MBLOX Inc. – Warrants(e)	Internet Software & Services		1,531	—	705	0.1%
NewStar Arlington Fund LLC(p)	Diversified Investment Vehicles		30,000	30,000	30,000	4.8%
Park Ave RE, Inc.(e)(o)	Real Estate Management & Development		33	33	33	—%
Park Ave RE, Inc. – Preferred Shares(e)(o)	Real Estate Management & Development	8.00%	3,218	3,218	3,218	0.5%
PennantPark Credit Opportunities Fund, LP(g)(p)	Diversified Investment Vehicles		10,000	10,000	10,550	1.7%
Precision Dermatology, Inc. – Warrants(e)	Pharmaceuticals		218	—	—	—%
S.B. Restaurant Co., Inc. – Warrants(e)	Hotels, Restaurants & Leisure		—	—	—	—%
SkyCross, Inc. – Warrants(e)	Electronic Equipment, Instruments & Components		1,127	—	450	0.1%
South Grand MM CLO I, LLC(e)(p)	Diversified Investment Vehicles		872	872	872	0.1%
Tennenbaum Waterman Fund, L.P.(e)(f)	Diversified Investment Vehicles		8,891	8,891	9,611	1.5%
The SAVO Group, Ltd. – Warrants(e)	Internet Software & Services		138	—	1,302	0.2%
THL Credit Greenway Fund II LLC(h)(p)	Diversified Investment Vehicles		8,938	8,938	9,005	1.4%
Visionary Integration Professionals, LLC – Warrants(e)	IT Services		657	910	910	0.1%
World Business Lenders, LLC(e)	Consumer Finance		3,750	3,750	3,751	0.6%
Xplornet Communications Inc. – Warrants(e)	Diversified Telecommunication Services		10	—	—	—%
Zimbra, Inc. – Warrants (Second Lien Debt)(e)	Software		535	—	447	0.1%
Zimbra, Inc. – Warrants (Third Lien Bridge Note)(e)	Software		1,000	—	1,598	0.3%
Sub Total Equity/Other				$99,954	$105,746	16.7%
TOTAL INVESTMENTS – 110.8%(b)				$686,277	$695,776	110.8%

(a)	All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except Apidos XVI CLO, LTD. Subordinated Notes, Carlyle GMS Finance, Inc., Catamaran CLO 2013-1 Ltd. Subordinated Notes, CVP Cascade CLO-1, LTD. Subordinated notes, Garrison Funding 2013-1 Ltd. Subordinated Notes, JMP Credit Advisors CLO II Ltd. Subordinated Notes, MC Funding Ltd. Preferred Shares, MidOcean Credit CLO II, Ltd., Mitel Networks Corp., NewStar Arlington Fund, LLC, NXT Capital LLC, PennantPark Credit Opportunities Fund LP, South Grand MM CLO I, LLC, Tennenbaum Waterman Fund, L.P., THL Credit Greenway Fund II LLC, and Xplornet Communications, Inc.
(b)	Percentages are based on net assets of $627,903 thousand as of December 31, 2013.
(c)	The fair value of these investments is determined in good faith by the Company’s board of directors as required by the Investment Company Act of 1940. (See Note 3 to the financial statements).
(d)	As of December 31, 2013 the company elected to pay PIK interest, noting the company has the option to elect a portion of the interest to be cash or PIK.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

(e)	Non-income producing at December 31, 2013.
(f)	The Company has committed to fund $10.0 million in Tennenbaum Waterman Fund, L.P. over a period ending no later than September 2015. The remaining commitment as of December 31, 2013 was $1.1 million.
(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.
(h)	The Company has committed to fund $20.0 million in THL Credit Greenway II LLC over a period ending no later than March 2015. The remaining commitment as of December 31, 2013 was $11.1 million.
(i)	The Company has committed to fund $10.0 million in Carlyle GMS Finance, Inc. The remaining commitment as of December 31, 2013 was $7.8 million.
(j)	In accordance with subscription agreement executed with Kahala Aviation Holdings, LLC, dated December 23, 2013, the Company owns 84 common units of shares.
(k)	The Company has committed to fund a delayed draw term loan of $7.5 million in National Technical Systems, Inc. The remaining commitment as of December 31, 2013 was $7.5 million.
(l)	The Company has committed to fund a delayed draw term loan of $15.0 million in WBL SPE I, LLC. The remaining commitment as of December 31, 2013 was $11.3 million.
(m)	The Company has committed to fund a delayed draw term loan of $10.9 million in NextCare, Inc. The remaining commitment as of December 31, 2013 was $4.8 million.
(n)	The Company has committed to fund a delayed draw term loan of $2.0 million in EZE Trucking, Inc. The remaining commitment as of December 31, 2013 was $2.0 million.
(o)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company.
(p)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities.
(q)	The Company’s investments are classified in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments. The Company classifies all investments within the Consolidated Schedule of Investments which are not classified as Control Investments or Affiliated Investments as Non-affiliated Investments.
(r)	The investment is on non-accrual status as of December 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULE OF INVESTMENTS – (Continued)
(dollars in thousands)

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2013 (dollars in thousands):

	At December 31, 2013
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$168,156	24.2%
Media	57,061	8.2
Health Care Providers & Services	48,823	7.0
Hotels, Restaurants & Leisure	46,462	6.7
Internet Software & Services	36,432	5.2
Food Products	34,438	5.0
Oil, Gas & Consumable Fuels	32,058	4.6
Diversified Consumer Services	29,190	4.2
Consumer Finance	28,691	4.1
Marine	28,399	4.1
Aerospace & Defense	21,131	3.0
Professional Services	20,110	2.9
Commercial Services & Supplies	19,376	2.8
Real Estate Management & Development	13,001	1.9
Electronic Equipment, Instruments & Components	12,862	1.9
Road & Rail	12,147	1.7
Textiles, Apparel & Luxury Goods	11,977	1.7
IT Services	10,741	1.5
Software	10,182	1.5
Diversified Telecommunication Services	10,000	1.4
Commercial Banks	9,875	1.4
Chemicals	9,728	1.4
Paper & Forest Products	8,040	1.2
Communications Equipment	7,412	1.1
Biotechnology	5,876	0.8
Machinery	3,608	0.5
Total	$695,776	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1 — Organization and Basis of Presentation

Business Development Corporation of America (the “Company”), incorporated in Maryland on May 5, 2010, is an externally managed, non-diversified closed-end investment company that elected to be treated as a regulated investment company (“RIC”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2011 and that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 946, “Financial Services — Investment Companies” (“ASC 946”). The Company is, therefore, required to comply with certain regulatory requirements as promulgated under the 1940 Act. The Company is managed by BDCA Adviser, LLC (the “Adviser”) pursuant to the terms of the Investment Advisory and Management Services Agreement, as amended (the “Investment Advisory Agreement”). The Adviser was formed in Delaware as a private investment management firm and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser oversees the management of the Company’s activities and is responsible for making investment decisions for its portfolio. The Adviser is indirectly, wholly-owned by the sponsor, AR Capital, LLC (the “Sponsor”).

On January 25, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form N-2 (File No. 333-166636) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Company sold 22,222 shares of common stock to its Adviser on July 8, 2010 at $9.00 per share, which represents the initial public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO and commenced operations as of that date. On February 1, 2012, our Adviser contributed an additional $1,300,000 to purchase 140,784 shares of our common stock at $9.234 per share so that the aggregate contribution by our Adviser was $1,500,000. Our Adviser will not tender any amount of its shares for repurchase as long it continues to serve as our investment adviser. On July 1, 2014, the Company’s registration statement on Form N-2 (File No. 333-193241) for its follow-on offering (the “Follow-on”) was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company’s IPO terminated. Under the Follow-on, the Company can offer up to 101,100,000 shares of its common stock. As of December 31, 2014, the Company had issued 157.5 million shares of common stock for gross proceeds of $1.7 billion including the shares purchased by the Sponsor and shares issued under the Company’s distribution reinvestment plan (“DRIP”). As of December 31, 2014, the Company had repurchased 0.6 million shares of common stock for payments of $6.1 million.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues between $10 million and $1 billion. The Company may also purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”). Structurally, Collateralized Securities are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1 — Organization and Basis of Presentation  – (continued)

The Company expects that each investment will generally range between approximately 0.5% to 3.0% of our total assets. In most cases, companies to whom the Company provides customized financing solutions will be privately held.

On July 13, 2012, the Company, through a wholly-owned, consolidated subsidiary, 405 TRS I, LLC (“405 Sub”), entered into a total return swap agreement (“TRS”) with Citibank, N.A. (“Citi”). The Company terminated its amended and restated TRS with Citi on June 27, 2014.

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC (formerly 405 TRS I, LLC) (“CB Funding”), entered into a revolving credit facility (“Citi Credit Facility”) with Citi as administrative agent and U.S. Bank National Association (“U.S. Bank”) as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by the CB Funding and pledged as collateral under the Citi Credit Facility. The consolidated financial statements include both the Company’s accounts and the accounts of CB-Funding. All significant intercompany transactions have been eliminated in consolidation.

In connection with the Citi Credit Facility, on June 27, 2014, CB Funding entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 405 Loan Funding LLC (“Loan Funding”), an affiliate of Citi formed for the purpose of holding loans underlying a TRS with CB Funding. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding. Pursuant to the Merger Agreement, CB Funding paid approximately $389.0 million for the assets held by Loan Funding.

On July 24, 2012, the Company, through a newly-formed, wholly-owned special purpose financing subsidiary, BDCA Funding I, LLC (“Funding I”), entered into a revolving credit facility (the “Credit Facility”) with Wells Fargo Bank, National Association, as lender, Wells Fargo Securities, as administrative agent (together, “Wells Fargo”) and U.S. Bank National Association, as collateral agent, account bank and collateral custodian. The Credit Facility, which was subsequently amended on April 26, 2013 and September 9, 2013, and June 30, 2014 provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months.

On February 21, 2014, the Company, through a newly-formed, wholly-owned, consolidated special purpose financing subsidiary, BDCA 2L Funding I, LLC (“2L Funding I”), entered into a revolving credit facility (the “Deutsche Bank Credit Facility”) with Deutsche Bank AG, New York Branch as administrative agent and U.S. Bank as collateral agent and collateral custodian. The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million on a committed basis, with a 36 month term. The consolidated financial statements include both the Company’s accounts and the accounts of 2L Funding I. All significant intercompany transactions have been eliminated in consolidation.

The Company has formed and expects to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”) to hold equity securities of portfolio companies. These Consolidated Holding Companies enable the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code. Any tax payable by a Consolidated Holding Company is included as an expense in the Company’s Consolidated Statements of Operations. As of December 31, 2014, 54th Street Equity Holdings, Inc., Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., Kahala LuxCo, and Park Ave RE, Inc. were the only Consolidated Holding Companies.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1 — Organization and Basis of Presentation  – (continued)

The Company has entered into a fund administration servicing agreement and a fund accounting servicing agreement with US Bancorp Fund Services, LLC (the “Administrator”). The Administrator provides services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for the Company to operate. On August 13, 2012, the Company entered into a custody agreement with U.S. Bank National Association (“U.S. Bank”). Under the custody agreement, U.S. Bank holds all of the portfolio securities and cash of the Company for certain of its subsidiaries, and transfers such securities or cash pursuant to the Company’s instructions. The custody agreement is terminable by either party, without penalty, on not less than ninety days prior notice to the other party.

Realty Capital Securities, LLC (the “Dealer Manager”), an entity under common control with the Sponsor, serves as the dealer manager of the Company’s IPO and serves as the dealer manager of the Company’s Follow-on. The Adviser and the Dealer Manager are related parties and receive compensation and fees for services related to the IPO and Follow-on and for the investment and management of the Company’s assets. The Adviser receives fees during the offering and operational stages, and the Dealer Manager receives fees during the offering stage.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company consolidates the following subsidiaries for accounting purposes: Funding I, 2L Funding I, CB Funding, and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation. In conjunction with the consolidation of subsidiaries, the Company recognizes noncontrolling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As provided under Regulation S-X and ASC Topic 946 — Financial Services — Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries in its consolidated financial statements.

Valuation of Portfolio Investments

Portfolio investments are reported on the balance sheet at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of Financial Accounting Standards Board, (“FASB”), Accounting Standards Codification, (“ASC”), Topic 946, Financial Services-Investment Companies, as of the Company’s measurement date.

Prior to its termination in June 2014, the value of our TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by Citi based upon indicative pricing by an independent third-party pricing service.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities’ capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on the priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company’s quarterly valuation process the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the the independent valuation firm(s) (to the extent applicable).

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company”. Using this definition, the Company has determined to treat “Control Investments” as investments in companies in which the Company owns more than 25% of the voting securities, maintains greater than 50% of the board representation or has the power to exercise control over the management or policies of such portfolio company. Consistent with the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which the Company owns between 5% and 25% of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Where appropriate, prior period financial statements have been reclassified to disclose the Company’s Control Investments and Affiliate Investments as defined above. In addition, prior period financial statements have been reclassified to present investment industry classifications in a consistent manner with the current year.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market deposit account. Cash and cash equivalents are carried at cost which approximates fair value.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Offering costs are recorded as a reduction to contributed capital. As of December 31, 2014, offering costs in the amount of $1.4 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser; however, the Company may, but is not obligated to, pay certain amounts back to the Adviser over time. As of December 31, 2013, offering costs in the amount of $1.6 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s revolving credit facilities with Wells Fargo, Deutsche Bank, and Citi are capitalized and amortized into expense using the straight-line method over the life of the respective facility. See Note 5 — Borrowings — for details on the Credit Facilities.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Distributions

The Company has declared and paid cash distributions to stockholders on a monthly basis since dividends were first declared and paid. The amount of each such distribution will be subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions. The Company will calculate each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date the Company accepts a subscription for shares of the Company’s common stock. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company’s board of directors. The Company’s distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder’s investment rather than earnings or gains derived from the Company’s investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including expense payments from the Adviser that are subject to reimbursement, as well as offering proceeds and borrowings. The Company has not established limits on the amount of funds it may use from available sources to make distributions.

Distribution Reinvestment Program

The Company has adopted an “opt in” DRIP pursuant to which investors may elect to have the full amount of their cash distributions reinvested in additional shares of the Company’s common stock. Participants in the Company’s DRIP are free to elect or revoke reinstatement in the DRIP within a reasonable time as specified in the plan. If an investor does not elect to participate in the plan, the investor will automatically receive any distributions the Company declares in cash. The Company expects to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the DRIP. The investors’ reinvested distributions will purchase shares at a price equal to 90% of the price that shares are sold in the offering at the closing immediately following the distribution payment date.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortizations of premiums on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company’s case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly.

Payment-in-Kind Interest

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is generally recorded on the accrual basis.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Non-accrual income

Investments are placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued cash and un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, a RIC is exempt from federal income taxes if it distributes to stockholders at least 90% of “Investment Company Taxable Income,” as defined in the Code, each year. Distributions declared prior to the filing of the previous year’s tax return and paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income each calendar year, 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Share Repurchase Program

The Company’s board of directors has adopted a Share Repurchase Program (“SRP”) that enables the Company’s stockholders to sell their shares to the Company in limited circumstances. On September 12, 2012, the Company commenced its first quarterly tender offer pursuant to the SRP. The Company intends to conduct tender offers on a quarterly basis on such terms as may be determined by its board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of its board of directors, such repurchases would not be in the Company’s best interests or would violate applicable law.

The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its DRIP. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, as of the date of this filing, the Company will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company will offer to repurchase such shares on each date of repurchase at a price equal to 92.5% of the share price in effect on each date of repurchase, which will be determined in the same manner that the Company determined the offering price per share for purposes of its continuous public offering. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2 — Summary of Significant Accounting Policies  – (continued)

As of December 31, 2014, the Company had repurchased 0.6 million shares of common stock for payments of $6.1 million. As of December 31, 2013, the Company had repurchased 0.2 million shares of common stock for payments of $1.6 million. As of December 31, 2012, the Company had repurchased 0.03 million shares of common stock for payments of $0.3 million.

New Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU No. 2014-11 makes limited changes to the accounting for repurchase agreements, clarifies when repurchase agreements and securities lending transactions should be accounted for as secured borrowings, and requires additional disclosures regarding these types of transactions. The guidance is effective for fiscal years beginning on or after December 15, 2014, and for interim periods within those fiscal years. Management is currently evaluating the impact these changes will have on the Company’s financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Fair Value of Financial Instruments

Accounting guidance establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.
•	Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

All of the Company’s investment portfolio at December 31, 2014 was comprised of debt and equity instruments for which Level 1 inputs, such as quoted prices, were not available. Therefore, at December 31, 2014, the investments were valued at fair value as determined in good faith using the valuation policy approved by the board of directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at December 31, 2014 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors. Portfolio investments are reported on the balance sheet at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, Financial Services-Investment Companies, as of the Company’s measurement date. Prior to its termination in June 2014, the value of our TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by Citi based upon indicative pricing by an independent third-party pricing service.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities’ capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

As part of the Company’s quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

As of December 31, 2014, the Company had one portfolio company, which represented two portfolio investments, on non-accrual status with a total principal amount of $4.2 million, amortized cost of $4.1 million, and no fair value which represented 0.2% and 0.2% of the investment portfolio total principal and amortized cost, respectively. As of December 31, 2013, the Company had one portfolio investment on non-accrual status. The investment had a principal of $4.0 million and fair value $2.0 million as of December 31, 2013, which represented 0.6% and 0.3%, respectively, of our portfolio. Refer to Note 2 — Summary of Significant Accounting Policies — in our consolidated financial statements included in this report for additional details regarding the Company’s non-accrual policy.

For discussion of the fair value measurement of the Company’s borrowings, refer to Note 5 —  Borrowings — in the consolidated financial statements included in this report.

The following table presents fair value measurements of investments, by major class, as of December 31, 2014, according to the fair value hierarchy (dollars in thousands):

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$325,417	$672,244	$997,661
Senior Secured Second Lien Debt	—	42,663	225,695	268,358
Subordinated Debt	—	—	60,930	60,930
Collateralized Securities	—	—	364,897	364,897
Equity/Other	—	—	225,145	225,145
Total	$—	$368,080	$1,548,911	$1,916,991

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

The following table presents fair value measurements of investments, by major class, as of December 31, 2013, according to the fair value hierarchy (dollars in thousands):

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$137,825	$195,755	$333,580
Senior Secured Second Lien Debt	—	39,684	51,120	90,804
Subordinated Debt	—	—	59,701	59,701
Collateralized Securities	—	—	105,945	105,945
Equity/Other	—	—	105,746	105,746
Total Return Swap	—	3,180	—	3,180
Total	$—	$180,689	$518,267	$698,956

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2014 (dollars in thousands):

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2013	$195,755	$51,120	$59,701	$105,945	$105,746	$518,267
Net unrealized gains (losses)	(8,140)	(3,158)	(3,704)	(9,697)	8,004	(16,695)
Purchases and other adjustments to cost	697,498	187,429	49,766	554,132	181,259	1,670,084
Sales and redemptions	(211,883)	(41,642)	(54,789)	(292,065)	(70,479)	(670,858)
Net realized gain	1,017	202	206	6,582	615	8,622
Net transfers in and/or out	(2,003)	31,744	9,750	—	—	39,491
Balance as of December 31, 2014	$672,244	$225,695	$60,930	$364,897	$225,145	$1,548,911
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized gain (loss):	$(7,948)	$(3,017)	$(2,646)	$(8,037)	$8,633	$(13,015)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the year ended December 31, 2014, there were no transfers out of Level 1 to Level 2. For the year ended December 31, 2014, twelve portfolio companies were transferred from Level 2 to Level 3 as the number of observable market quotes available for these investments decreased.

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2013 (dollars in thousands):

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2012	$25,190	$8,258	$3,939	$8,533	$6,112	$52,032
Net unrealized gains	(236)	300	(880)	1,637	5,434	6,255
Purchases and other adjustments to cost	215,368	42,562	56,642	135,289	97,293	547,154
Sales and redemptions	(35,197)	—	—	(41,066)	(3,093)	(79,356)
Net realized gain	418	—	—	1,552	—	1,970
Net transfers in and/or out	(9,788)	—	—	—	—	(9,788)
Balance as of December 31, 2013	$195,755	$51,120	$59,701	$105,945	$105,746	$518,267
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:
Net change in unrealized gain:	$(110)	$300	$(880)	$1,899	$5,434	$6,643

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the year ended December 31, 2013, there were no transfers out of Level 1 to Level 2 or out of Level 2 to Level 3.

For the year ended December 31, 2013, an investment in one portfolio company was transferred from Level 3 to Level 2 as the number and/or reliability of market quotes became available for this investment and has been subsequently used for valuation purposes.

The composition of the Company’s investments as of December 31, 2014, at amortized cost and fair value, were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,011,823	$997,661	52.0%
Senior Secured Second Lien Debt	270,422	268,358	14.0
Subordinated Debt	65,500	60,930	3.2
Collateralized Securities	372,933	364,897	19.1
Equity/Other	211,348	225,145	11.7
Total	$1,932,026	$1,916,991	100.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

The composition of the Company’s investments as of December 31, 2013, at amortized cost and fair value, were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$332,140	$333,580	47.9%
Senior Secured Second Lien Debt	89,331	90,804	13.1
Subordinated Debt	60,567	59,701	8.6
Collateralized Securities	104,285	105,945	15.2
Equity/Other	99,954	105,746	15.2
Total	$686,277	$695,776	100.0%

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2014 (dollars in thousands). The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range		Weighted Average(a)
				Minimum	Maximum
Senior Secured First Lien Debt(b)	$474,415	Yield Analysis	Market Yield	6.25%	15.00%	9.69%
Senior Secured Second Lien Debt(c)	138,337	Yield Analysis	Market Yield	8.00%	23.00%	11.16%
Subordinated Debt	60,930	Yield Analysis	Market Yield	13.00%	16.00%	13.78%
Collateralized Securities(d)	348,527	Discounted Cash Flow	Discount Rate	9.16%	28.42%	13.66%
Equity/Other(e)	41,687	Market Multiple Analysis	EBITDA Multiple	0.8x	10.2x	5.0x
Equity/Other(e)	112,115	Discounted Cash Flow	Discount Rate	12.50%	15.27%	13.71%

(a)	Weighted averages are calculated based on fair value of investments.
(b)	The remaining $197.8 million of senior secured first lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.
(c)	The remaining $87.4 million of senior secured second lien debt were valued based on broker quotes or at their respective acquisition prices as the investments closed near year end.
(d)	The remaining $16.4 million of collateralized securities were valued based on recent transactions close to year end.
(e)	The remaining $71.3 million of equity/other investments consisted of $28.0 million which were valued with consideration of their respective appraisal value and $43.3 million which were valued based on the net asset values published by the respective fund.

Significant increases or decreases in any of the above unobservable inputs in isolation would result in a significantly lower or higher fair value measurement for such assets.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments  – (continued)

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2013 (dollars in thousands). The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range		Weighted Average(a)
				Minimum	Maximum
Senior Secured First Lien Debt(b)	$105,740	Yield Analysis	Market Yield	6.25%	15.00%	8.46%
Senior Secured Second Lien Debt(c)	26,495	Yield Analysis	Market Yield	10.75%	13.50%	12.23%
Subordinated Debt(d)	39,870	Yield Analysis	Market Yield	11.50%	14.00%	12.47%
Collateralized Securities(e)	6,099	Discounted Cash Flow	Discount Rate	11.00%	11.00%	11.00%
Equity/Other(f)	7,803	Market Multiple Analysis	EBITDA Multiple	1.2x	6.9x	1.8x
Equity/Other(f)	30,000	Discounted Cash Flow	Discount Rate	12.58%	12.58%	12.58%

(a)	Weighted averages are calculated based on fair value of investments.
(b)	The remaining $90.0 million of senior secured first lien debt were valued at their respective acquisition prices as the investments closed near year end.
(c)	The remaining $24.6 million of senior secured second lien debt were valued at their respective acquisition prices as the investments closed near year end.
(d)	The remaining $19.8 million of subordinated debt were valued at their respective acquisition prices as the investments closed near year end.
(e)	The remaining $99.8 million of collateralized securities were valued based on recent transactions close to year end.
(f)	The remaining $68.0 million of equity/other investments consisted of $36.6 million which were valued at their respective acquisition prices as the investments closed near year end and $31.4 million which were valued based on the net asset values published by the respective fund.

Significant increases or decreases in any of the above unobservable inputs in isolation would result in a significantly lower or higher fair value measurement for such assets.

Note 4 — Related Party Transactions and Arrangements

The Sponsor, including its indirectly wholly-owned subsidiary, the Adviser, owns 0.16 million shares of the Company’s outstanding common stock as of December 31, 2014.

Management and Incentive Fee Compensation to the Adviser

The Adviser receives fees for the investment and management of the Company’s assets. The Adviser is entitled to an annual base management fee calculated at an annual rate of 1.5% of the Company’s average gross assets. The management fee is payable quarterly in arrears, and shall be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately prorated. In addition, any management fees waived by the Adviser are not subject to recoupment at a later date.

The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 20% of “pre-incentive fee net investment income” but only after the payment of a certain preferred return rate to investors, as defined in the Investment Advisory Agreement, for the immediately preceding quarter of 1.75% per quarter, or an annualized rate of 7.0%, subject to a “catch-up” feature. The second part of the incentive fee, which is referred to as the

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4 — Related Party Transactions and Arrangements  – (continued)

incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the Company’s portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. Incentive fees waived by the Adviser are not subject to recoupment at a later date.

For the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the Company incurred $24.9 million, $6.6 million and $1.3 million, respectively, of management fees, of which the Adviser waived $0.0 million, $0.0 million and $0.6 million, respectively.

For the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the Company incurred $9.9 million, $6.4 million and $0.8 million, respectively, of subordinated incentive fees on income, of which the Adviser waived $1.3 million, $1.8 million and $0.8 million, respectively.

For the years ended December 31, 2014, December 31, 2013, and December 31, 2012, the Company incurred $(2.7) million, $2.4 million and $0.5 million of capital gains incentive fees under the Investment Advisory Agreement, respectively, of which the Adviser waived $0.0 million, $0.0 million and $0.2 million, respectively. The $(2.7) million capital gains incentive fee for the year ended December 31, 2014 represents the reversal of previously accrued fees due to unrealized depreciation during the year.

For accounting purposes only, the Company is required under U.S. GAAP to also accrue a theoretical capital gains incentive fee based upon unrealized capital appreciation on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a capital gains incentive fee that would theoretically be payable to the Adviser. For the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the Company incurred $2.6 million, $2.4 million and $0.4 million of theoretical capital gains incentive fees, respectively. The amounts actually paid to the Adviser will be consistent with the Advisers Act and formula reflected in the Investment Advisory Agreement which specifically excludes consideration of unrealized capital appreciation.

As a result of discussions with the SEC staff, the Company determined to no longer include TRS earnings in the computation of subordinated incentive fees, which was effective from January 1, 2014 through the termination of the TRS on June 27, 2014. The Adviser did not receive any additional fees as a result of the termination of the TRS, other than as a result of the increase in the Company’s assets and the fact that, effective June 27, 2014, realized gains and income received on loans formerly underlying the TRS beginning on the date on which the loans came on to the Company’s balance sheet will be included in the incentive fee calculation under the Investment Advisory Agreement. Any gains or income realized as a result of the termination of the TRS, however, will not be considered in the calculation of the incentive fee due to Adviser under the Investment Advisory Agreement.

Expense Support Agreement

The Adviser and its affiliates may incur and pay costs and fees on behalf of the Company. The Company and its Adviser have entered into the Expense Support Agreement, whereby the Adviser may pay the Company up to 100% of all operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until the Adviser and the Company mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds and/or offsets against amounts due from the Company to the Adviser.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4 — Related Party Transactions and Arrangements  – (continued)

Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

Pursuant to the Expense Support Agreement, the Company will reimburse the Adviser for Expense Support Payments within three years of the date that the expense support payment obligation was incurred by the Adviser, subject to the conditions described below. The amount of any reimbursement during any calendar quarter will be limited to an amount that does not cause the Company’s other operating expenses to exceed 1.5% of its net assets attributable to common shares after taking such reimbursement payment into account.

In addition, the Company will only make reimbursement payments if its “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of the Company’s regular cash distributions to stockholders is equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding expense payment was incurred.

Below is a table that provides information regarding expense support payment obligations incurred by the Adviser pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse the Adviser for such payments. The amounts presented in the first column below, except as noted, are subject to reimbursement to the Adviser pursuant to the terms of the Expense Support Agreement (dollars in thousands):

Quarter Ended	Amount of Expense Payment Obligation	Operating Expense Ratio as of the Date Expense Payment Obligation Incurred(1)	Annualized Distribution Rate as of the Date Expense Payment Obligation Incurred(2)	Eligible for Reimbursement Through
March 31, 2011	$—	—%	—%	N/A	(3)
June 30, 2011	—	—	—	N/A	(3)
September 30, 2011	571	2.88	8.11	September 30, 2014	(4)
December 31, 2011	131	1.97	7.90	December 31, 2014	(4)
March 31, 2012	78	0.90	7.88	March 31, 2015
June 30, 2012	189	0.30	7.75	June 30, 2015

(1)	“Operating Expense Ratio” is expressed as a percentage of net assets and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to our Adviser and interest expense.
(2)	“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by our Adviser. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.
(3)	“N/A” — Not Applicable.
(4)	Expense Support Payment is no longer eligible for reimbursement as of December 31, 2014.

If an Expense Support Payment has not been reimbursed within three years of the date such Expense Support Payment was incurred, the Company’s obligation to pay such Expense Support Payment shall automatically terminate and be of no further effect.

The Company has recorded $1.7 million and $1.1 million as due from affiliate on the consolidated statements of assets and liabilities as of December 31, 2014 and December 31, 2013, respectively, which reflects the netting of amounts due from the Adviser and affiliates and amounts due from the Company. On August 24, 2012, the Adviser made a payment to the Company in the amount of $0.8 million for $1.0 million of operating expenses pursuant to the Expense Support Agreement netted against $0.2 million due from the

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4 — Related Party Transactions and Arrangements  – (continued)

Company to the Adviser as reimbursement for payments made by the Adviser on behalf of the Company. As of December 31, 2014, the Adviser had assumed on a cumulative basis, $1.0 million of operating expenses pursuant to the Expense Support Agreement and $0.7 million of the cumulative total is no longer eligible for reimbursement.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering expenses, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. As of December 31, 2014, offering costs in the amount of $1.4 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser; however, the Company may, but is not obligated to, pay certain amounts back to the Adviser over time. As of December 31, 2013, offering costs in the amount of $1.6 million have been incurred in excess of the 1.5% limit and are the responsibility of the Adviser.

Other Affiliates

The Company’s transfer agent, American National Stock Transfer, LLC, is an entity under common control with the Sponsor. The business was formed on November 2, 2012 and began providing certain transfer agency services for the Company on March 15, 2013.

The Dealer Manager, an entity under common control with the Sponsor, serves as the dealer manager of the Company’s IPO and currently serves as the dealer manager of the Company’s Follow-on. The Dealer Manager received fees for services related to the IPO until the IPO was terminated and presently receives fees for services related to the Follow-on. Under a separate letter agreement between the Company and the investment banking and capital markets division of the Dealer Manager, the Company pays the Dealer Manager for the provision of strategic advisory services prior to the occurrence of certain events, such as listing, merger, or sale of the Company.

An affiliate of the Company, SK Research, LLC (“SK Research”), is an entity under common ownership with the Sponsor. SK Research provides broker-dealers and financial advisors with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. The Company entered into a due diligence review fee reimbursement agreement on May 21, 2014 with SK Research.

An affiliate of the Company, RCS Advisory Services, LLC (“RCS”), is an entity under common ownership with the Sponsor. RCS performs legal, compliance and marketing services for the Company through the Investment Advisory Agreement.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4 — Related Party Transactions and Arrangements  – (continued)

The following table reflects the fees incurred and payable to our Dealer Manager, the Adviser, RCS, SK Research, and our transfer agent as of and for the year ended December 31, 2014 (dollars in thousands):

	Incurred for the Year Ended December 31, 2014	Payable for the Year Ended December 31, 2014
Selling commissions and dealer manager fees(1)	$87,461	$—
Offering costs	10,834	995
Management and incentive fees, net	30,856	10,717
Investment banking advisory fees(2)	372	—
Transfer agent fees	2,150	614
Professional fees	658	311
Other general and administrative	66	24
Total related party fees	$132,397	$12,661

The following table reflects the fees incurred and unpaid to our Dealer Manager, the Adviser and transfer agent as of and for the year ended December 31, 2013 (dollars in thousands):

	Incurred for the Year Ended December 31, 2013	Payable for the Year Ended December 31, 2013
Selling commissions and dealer manager fees(1)	$45,000	$—
Offering costs	4,198	198
Management and incentive fees, net	13,549	8,068
Investment banking advisory fees(2)	548	—
Total related party fees	$63,295	$8,266

The following table reflects the fees incurred and unpaid to our Dealer Manager, the Adviser and transfer agent as of and for the year ended December 31, 2012 (dollars in thousands):

	Incurred for the Year Ended December 31, 2012	Payable for the Year Ended December 31, 2012
Selling commissions and dealer manager fees(1)	$11,101	$—
Offering costs	2,698	1,703
Management and incentive fees, net	1,079	904
Investment banking advisory fees(2)	—	—
Total related party fees	$14,878	$2,607

(1)	Selling commissions and dealer manager fees are not reflected in the Company’s consolidated financial statements.
(2)	Investment banking advisory fees were paid to the Dealer Manager for strategic advisory services provided to the Company.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5 — Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian. The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, and June 30, 2014, provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months.

The Company may contribute cash or loans to Funding I from time to time to retain a residual interest in any assets contributed through its ownership of Funding I or will receive fair market value for any loans sold to Funding I. Funding I may purchase additional loans from various sources. Funding I has appointed the Company as servicer to manage its portfolio of loans. Funding I’s obligations under the Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of loans. The obligations of Funding I under the Wells Fargo Credit Facility are non-recourse to the Company.

The Wells Fargo Credit Facility will be priced at the one month maturity London Interbank Offered Rate (“LIBOR”), with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum for the first six months is 0.50%; thereafter, the non-usage fee per annum is 0.50% for the first 20% of the unused balance and 2.0% for the portion of the unused balance that exceeds 20%. For the years ended December 31, 2014 and December 31, 2013, the Company incurred $0.5 million and $0.7 million, respectively, of non-usage fees. Any amounts borrowed under the Wells Fargo Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable in April 2018.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I’s portfolio. As of December 31, 2014, the Company was in compliance with regards to the Wells Fargo Credit Facility covenants. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs. In the event that the Wells Fargo Credit Facility is terminated prior to the first anniversary, an additional amount is payable to Wells Fargo equal to 2.00% of the maximum amount of the Wells Fargo Credit Facility.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate the rights, obligations, power and authority of the Company, in its capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants and other events with respect to the Company that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

Borrowings of Funding I will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to BDCs.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5 — Borrowings  – (continued)

As of December 31, 2014, the Company had gross deferred financing costs of $2.9 million, net of accumulated amortization of $1.0 million in connection with the Wells Fargo Credit Facility. As of December 31, 2013, the Company had gross deferred financing costs of $2.3 million, net of accumulated amortization of $0.4 million in connection with the Wells Fargo Credit Facility. At December 31, 2014, $288.1 million was drawn on the Wells Fargo Credit Facility. At December 31, 2013, $132.7 million was drawn on the Wells Fargo Credit Facility. For the year ended December 31, 2014, the Company incurred interest expense related to the outstanding borrowings on the Wells Fargo Credit Facility in the amount of $4.8 million. For the year ended December 31, 2013, the Company incurred interest expense related to the outstanding borrowings on the Wells Fargo Credit Facility in the amount of $1.2 million. For the year ended December 31, 2012, the Company incurred interest expense related to the outstanding borrowings on the Wells Fargo Credit Facility in the amount of $0.2 million.

Deutsche Bank Credit Facility

On February 21, 2014, the Company, through 2L Funding I, entered into the Deutsche Bank Credit Facility with Deutsche Bank as lender and as administrative agent and U.S. Bank as collateral agent and collateral custodian.

The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million with a term of 36 months. The Deutsche Bank Credit Facility will be priced at LIBOR plus 4.25%, with no LIBOR floor. The undrawn rate is 0.75%. 2L Funding I will be subject to a minimum utilization of 50% of the loan amount in the first 12-months and 65% of the loan amount thereafter, measured quarterly. If the utilized portion of the loan amount is less than the foregoing thresholds, such shortfalls shall bear interest at LIBOR plus 4.25%. For the year ended December 31, 2014, the Company incurred $0.3 million of non-usage fees. The Company did not incur any non-usage fees for the year ended December 31, 2013 as the Company had not entered into the Deutsche Bank Credit Facility as of December 31, 2013. The Deutsche Bank Credit Facility provides for monthly interest payments for each drawn loan. Any amounts borrowed under the Deutsche Bank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, in January 2017. 2L Funding I paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Deutsche Bank Credit Facility.

Borrowings under the Deutsche Bank Credit Facility are subject to compliance with a borrowing base. The Deutsche Bank Credit Facility may be prepaid in whole or in part, subject to a prepayment fee. The Deutsche Bank Credit Facility contains customary default provisions including, but not limited to, non-payment of principal, interest or other obligations under the Deutsche Bank Credit Facility, insolvency, defaults of certain financial covenants and other events with respect to us that may be adverse to Deutsche Bank and the secured parties under the facility.

In connection with the Deutsche Bank Credit Facility, 2L Funding I has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Upon the occurrence and during the continuation of an event of default, subject, in certain instances, to applicable cure periods, Deutsche Bank may declare the outstanding advances and all other obligations under the Deutsche Bank Credit Facility immediately due and payable. During the continuation of an event of default, 2L Funding I must pay interest at a default rate.

Borrowings of 2L Funding I will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

The obligations of the 2L Funding I under the Deutsche Bank Credit Facility are non-recourse to the Company.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5 — Borrowings  – (continued)

As of December 31, 2014, the Company had gross deferred financing costs of $0.9 million, net of accumulated amortization of $0.2 million in connection with the Deutsche Bank Credit Facility. At December 31, 2014, $60.0 million was drawn on the Deutsche Bank Credit Facility. For the year ended December 31, 2014, the Company incurred interest expense related to the outstanding borrowings on the Deutsche Bank Credit Facility in the amount of $1.1 million. For the year ended December 31, 2013, the Company incurred no interest expense related to the outstanding borrowings on the Deutsche Bank Credit Facility.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into the Citi Credit Facility as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility.

The Citi Credit Facility will be priced at LIBOR, with no LIBOR floor, plus a spread of 1.70% per annum for the first twenty four months and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding will be subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years. CB Funding paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Citi Credit Facility. For the year ended December 31, 2014, the Company incurred $0.3 million of non-usage fees. The Company did not incur any non-usage fees for the year ended December 31, 2013 as the Company had not entered into the Citi Credit Facility as of December 31, 2013.

In connection with the Citi Credit Facility, on June 27, 2014, CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding loans underlying a TRS with CB Funding. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding. Pursuant to the Merger Agreement, CB Funding paid approximately $389.0 million for the assets held by Loan Funding.

Borrowings of CB Funding will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

As of December 31, 2014, the Company had gross deferred financing costs of $2.3 million, net of accumulated amortization of $0.4 million in connection with the Citi Credit Facility. At December 31, 2014, $270.6 million was drawn on the Citi Credit Facility. For the year ended December 31, 2014, the Company incurred interest expense related to the outstanding borrowings on the Citi Credit Facility in the amount of $2.6 million. For the year ended December 31, 2013, the Company incurred no interest expense related to the outstanding borrowings on the Citi Credit Facility.

The weighted average annualized interest cost for all borrowings for the years ended December 31, 2014 and December 31, 2013 was 2.33% and 2.42%, respectively. The average daily debt outstanding for the years ended December 31, 2014 and December 31, 2013 was $359.5 million and $49.4 million, respectively. The maximum debt outstanding for the years ended December 31, 2014 and December 31, 2013 was $618.7 million and $132.7 million, respectively.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5 — Borrowings  – (continued)

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying statements of assets and liabilities due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below (amounts in thousands):

	Level	Carrying Amount at December 31, 2014	Fair Value at December 31, 2014
Wells Fargo Credit Facility	3	$288,087	$288,087
Deutsche Bank Credit Facility	3	$60,000	$60,000
Citi Credit Facility	3	$270,625	$270,625
		$618,712	$618,712

	Level	Carrying Amount at December 31, 2013	Fair Value at December 31, 2013
Wells Fargo Credit Facility	3	$132,687	$132,687

Note 6 — Total Return Swap

On July 13, 2012, the Company, through its wholly-owned subsidiary, 405 Sub, entered into a TRS with Citi, which was most recently amended on May 6, 2014, to increase the aggregate market value of the portfolio of loans selected by 405 Sub. The Company terminated its amended and restated TRS with Citi on June 27, 2014.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. The TRS effectively added leverage to the Company’s portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. The TRS enabled the Company, through its ownership of 405 Sub, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citi.

The obligations of 405 Sub under the TRS are non-recourse to the Company and the Company’s exposure to the TRS was limited to the amount that it contributed to 405 Sub in connection with the TRS. Generally, that amount will be the amount that 405 Sub was required to post as cash collateral for each loan (which in most instances was approximately 25% of the market value of a loan at the time that such loan was purchased). There was no cash collateral on deposit as of December 31, 2014 as the TRS was terminated on June 27, 2014. The cash collateral on deposit as of December 31, 2013 was $76.9 million. As amended, the TRS provided that 405 Sub could have selected a portfolio of loans with a maximum aggregate market value (determined at the time such loans become subject to the TRS) of $450.0 million.

405 Sub paid interest to Citi for each loan at a rate equal to one-month LIBOR plus 1.20% per annum. Upon the termination or repayment of any loan selected by 405 Sub under the Agreement, 405 Sub would deduct the appreciation of such loan’s value from any interest owed to Citi or pay the depreciation amount to Citi in addition to remaining interest payments.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6 — Total Return Swap  – (continued)

On June 27, 2014, the Company terminated the TRS and CB Funding entered into a Merger Agreement with Loan Funding, an affiliate of Citi formed for the purpose of holding the loans underlying the TRS. Pursuant to the terms of the Merger Agreement, CB Funding acquired such loans through the merger of Loan Funding with and into CB Funding (the “Merger”) for approximately $389.0 million. The Company recorded such loans at a cost equal to the respective fair values as of June 27, 2014 and as a result, the $4.0 million of unrealized gain on the TRS at the termination date was realized which resulted in an offsetting unrealized loss and realized gain on the TRS. The $4.0 million gain equates to fair value of the loans underlying the TRS as of June 27, 2014 less the respective costs of such assets as purchased through the TRS.

Previously, the Adviser did not recognize incentive fees based on the returns or capital gains of the TRS and therefore did not receive any additional fees as a direct result of the Merger or termination of the TRS. However, such loans are now included in the Company’s portfolio of investments and subject to any fees applicable under the Investment Advisory Agreement.

At December 31, 2014, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$—	$11,361
TRS interest expense	—	(2,187)
Gains on TRS asset sales	—	5,378
Net realized gain from TRS	$—	$14,552

At December 31, 2013, the receivable and realized gain on the total return swap on the consolidated statements of assets and liabilities and consolidated statements of operations consisted of the following (dollars in thousands):

	Net Receivable	Net Realized Gains
Interest and other income from TRS portfolio	$4,098	$15,403
TRS interest expense	(729)	(2,637)
Gains on TRS asset sales	684	1,875
Net realized gain from TRS	$4,053	$14,641

The Company valued its TRS in accordance with the agreements between 405 Sub and Citi, which collectively established the TRS and are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS was based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS were valued by Citi. Citi based its valuation primarily on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflected the highest price that market participants would have been willing to pay. These valuations were sent to the Company for review and testing. The Company’s management reviewed and approved the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly valuation process. To the extent the Company’s management had any questions or concerns regarding the valuation of the loans underlying the TRS, such valuations were discussed or challenged pursuant to the terms of the TRS.

The fair value of the TRS was reflected as an unrealized gain or loss on the total return swap on the consolidated statements of assets and liabilities. The change in value of the TRS was reflected in the consolidated statements of operations as net unrealized appreciation (depreciation) on the total return swap.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6 — Total Return Swap  – (continued)

The Company did not hold the TRS at December 31, 2014. As of December 31, 2013, the fair value of the TRS was $3.2 million.

As of December 31, 2013, 405 Sub had exposure to 32 underlying loans with a total notional amount of $293.0 million and posted $76.9 million in cash collateral held by Citibank, which is reflected in cash collateral on deposit with custodian on the consolidated statements of assets and liabilities.

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company has agreed with the staff of the SEC to treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral posted by 405 Sub under the TRS, as a senior security for the life of that instrument.

Further, for purposes of Section 55(a) under the 1940 Act, the Company has agreed with the staff of the SEC to treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

The following is a summary of the underlying loans subject to the TRS as of December 31, 2013 (dollars in thousands):

Underlying Loan(a)	Industry	Investment Coupon Rate/Maturity Date	Principal	Notional Amount	Market Value	Unrealized Appreciation (Depreciation)
Senior Secured First Lien Debt
AM General LLC	Aerospace & Defense	L+9.00%, 3/22/2018	$6,650	$6,451	$5,752	$(699)
American Dental Partners, Inc.	Health Care Providers & Services	L+5.00%, 2/9/2018	3,388	3,184	3,320	136
Amneal Pharmaceuticals LLC	Biotechnology	L+4.75%, 11/1/2019	11,970	11,850	12,030	180
BBTS Borrower LP	Oil, Gas & Consumable Fuels	L+6.50%, 6/4/2019	18,858	18,733	18,952	219
Caesar’s Entertainment Resort Properties, LLC	Hotels, Restaurants & Leisure	L+6.00%, 10/11/2020	12,000	11,760	11,925	165
Clover Technologies Group, LLC (aka 4L Holdings)	Commercial Services & Supplies	L+5.50%, 5/7/2018	11,330	11,272	11,273	1
Corner Investment Propco, LLC	Hotels, Restaurants & Leisure	L+9.75%, 11/2/2019	9,000	8,932	9,135	203
Excelitas Technologies Corp.	Electronic Equipment, Instruments & Components	L+5.00%, 11/2/2020	17,271	17,098	17,343	245
Expera Specialty Solutions, LLC	Paper & Forest Products	L+6.25%, 12/21/2018	6,965	6,826	7,035	209
Hearthside Food Solutions, LLC	Food Products	L+5.25%, 6/7/2018	5,444	5,418	5,444	26
Ikaria Acquisitions, Inc.	Biotechnology	L+6.00%, 7/3/2018	13,650	13,445	13,710	265
Jackson Hewitt, Inc.	Diversified Consumer Services	L+8.50%, 10/16/2017	9,266	9,008	9,173	165
Jacobs Entertainment, Inc.	Hotels, Restaurants & Leisure	L+5.00%, 10/29/2018	3,950	3,891	3,930	39
Keystone Automotive Operations Inc	Distributors	L+5.75%, 8/8/2019	9,975	9,825	10,000	175
Liquidnet Holdings, Inc.	Capital Markets	L+8.00%, 5/8/2017	8,181	8,100	8,058	(42)
MCS AMS Sub-Holdings LLC	Real Estate Management & Development	L+6.00%, 10/15/2019	15,000	14,550	14,475	(75)
Miller Heiman	Media	L+5.75%, 9/30/2018	13,750	13,338	13,681	343
Mitel Networks Corp.	Communications Equipment	L+5.75%, 2/27/2019	5,355	5,301	5,355	54
NXT Capital LLC	Commercial Banks	L+5.25%, 9/4/2018	10,000	9,900	9,900	—
Plato Learning, Inc.	Diversified Consumer Services	L+4.75%, 5/17/2018	2,400	2,392	2,392	—
Premier Dental Services Inc.	Health Care Providers & Services	L+7.00%, 11/1/2018	4,950	4,802	4,981	179
Pre-Paid Legal Services, Inc.	Diversified Consumer Services	L+5.00%, 7/1/2019	12,690	12,567	12,762	195
RedPrairie Corp.	Software	L+10.00%, 12/21/2018	17,500	17,500	17,549	49

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6 — Total Return Swap  – (continued)

Underlying Loan(a)	Industry	Investment Coupon Rate/Maturity Date	Principal	Notional Amount	Market Value	Unrealized Appreciation (Depreciation)
St. George’s University Scholastic Services LLC	Diversified Consumer Services	L+7.00%, 12/20/2017	$6,517	$6,387	$6,550	$163
STG-Fairway Acquisitions, Inc.	Professional Services	L+5.00%, 2/28/2019	11,965	11,845	11,943	98
Therakos, Inc.	Biotechnology	L+6.25%, 12/27/2017	7,481	7,444	7,487	43
United Central Industrial Supply Company, LLC	Commercial Services & Supplies	L+6.25%, 10/9/2018	4,950	4,752	4,702	(50)
US Shipping LLC	Marine	L+7.75%, 4/30/2018	11,940	11,858	12,209	351
Varel International Ind., LP	Oil, Gas & Consumable Fuels	L+7.75%, 7/17/2017	4,850	4,753	4,923	170
Vestcom International, Inc.	Media	L+5.75%, 12/26/2018	7,444	7,332	7,453	121
Sub Total Senior Secured First Lien Debt				$280,514	$283,442	$2,928
Senior Secured Second Lien Debt
NCP Finance Limited Partnership	Consumer Finance	L+9.75%, 10/1/2018	$9,975	$9,776	$9,925	$149
RedPrairie Corp.	Software	L+10.00%, 12/14/2019	3,000	2,690	2,793	103
Sub Total Senior Secured Second Lien Debt				$12,466	$12,718	$252
Total				$292,980	$296,160	$3,180

(a)	All of the companies that issued the underlying loans that are subject to the TRS are eligible portfolio companies, as defined in the Investment Company Act of 1940, except Caesar’s Entertainment Resort Properties, LLC, Mitel Networks Corp., NXT Capital LLC, and St. George’s University Scholastic Services LLC.

Note 7 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of December 31, 2014, the Company had unfunded commitments on delayed draw term loans of $77.9 million and unfunded equity commitments of $17.7 million. As of December 31, 2013, the Company had unfunded commitments on delayed draw term loans of $25.6 million and unfunded equity commitments of $20.0 million. The unfunded commitments are disclosed in the Company’s Consolidated Schedule of Investments. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

Guarantees

The Company has provided a guarantee to its controlled portfolio company, Park Ave RE Holdings, LLC, in connection with a secured loan whereby the Company will be responsible for certain liabilities of the

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 7 — Commitments and Contingencies  – (continued)

portfolio company upon the occurrence of certain events (such as a bankruptcy or the incurrence of additional indebtedness in violation of the terms of the loan).

Note 8 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 — Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company’s registration statement on Form N-2 (File No. 333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company’s IPO terminated. Through December 31, 2014, the Company sold 157.5 million shares of common stock for gross proceeds of $1.7 billion, including shares purchased by the Sponsor and shares issued under the DRIP. As of December 31, 2014, the Company had repurchased 0.6 million shares of common stock for payments of $6.1 million.

The following table reflects the common stock activity for the year ended December 31, 2014 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	89,467,014	$989,496
Shares Issued through DRIP	4,818,399	48,569
Share Repurchases	(423,017)	(4,462)
	93,862,396	$1,033,603

The following table reflects the common stock activity for the year ended December 31, 2013 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	47,740,734	$519,289
Shares Issued through DRIP	1,121,591	11,142
Share Repurchases	(133,897)	(1,377)
	48,728,428	$529,054

Note 10 — Share Repurchase Program

The Company intends to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

•	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);
•	the Company’s investment plans and working capital requirements;

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 10 — Share Repurchase Program  – (continued)

•	the relative economies of scale with respect to the Company’s size;
•	the Company’s history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

The Company currently intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its DRIP. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, as of September 30, 2013, the Company limited the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company will offer to repurchase such shares on each date of repurchase at a price equal to 92.5% of the public offering price in effect on each date of repurchase, which will be determined in the same manner that the Company determined the public offering price per share for purposes of its continuous public offering. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice. The first quarterly tender offer commenced on September 12, 2012 and was completed on October 8, 2012. The following table reflects certain information regarding the quarterly tender offers that we have conducted to date:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	—	$9.71	$—
December 13, 2012	January 15, 2013	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	$10.36	$3,243.73

Note 11 — Net Increase in Net Assets

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities as of December 31, 2014, 2013 and 2012.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11 — Net Increase in Net Assets  – (continued)

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the years ended December 31, 2014, 2013 and 2012 (dollars in thousands except share and per share amounts):

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Basic and diluted
Net increase in net assets from operations	$79,540	$42,744	$9,500
Weighted average common shares outstanding	122,154,778	36,390,524	6,987,287
Net increase in net assets resulting from operations per share – basic and diluted	$0.65	$1.17	$1.36

The table below shows changes in our offering price and distribution rates since the commencement of our public offering.

Announcement Date	New Public Offering Price	Effective Date	Daily Distribution Amount per share	Annualized Distribution Rate
November 14, 2011	$10.26	November 16, 2011	0.002221920	7.90%
May 1, 2012	$10.44	June 1, 2012	0.002215850	7.75%
August 14, 2012	$10.50	September 4, 2012	0.002246575	7.81%
September 24, 2012	$10.60	October 16, 2012	0.002246575	7.74%
October 15, 2012	$10.70	November 1, 2012	0.002273973	7.76%
February 5, 2013	$10.80	February 18, 2013	0.002293151	7.75%
February 25, 2013	$10.90	March 1, 2013	0.002314384	7.75%
April 3, 2013	$11.00	April 16, 2013	0.002335616	7.75%
August 15, 2013	$11.10	August 16, 2013	0.002356849	7.75%
October 29, 2013	$11.20	November 1, 2013	0.002378082	7.75%

Note 12 — Distributions

The Company has declared and paid cash distributions to stockholders on a monthly basis since it commenced operations. From time to time, the Company may also pay interim distributions at the discretion of its board of directors. The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The Company’s distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its IPO and Follow-on. As a result, a portion of the distributions the Company will make may represent a return of capital for tax purposes. As of December 31, 2014, the Company had accrued $11.6 million in stockholder distributions that were unpaid. As of December 31, 2013, the Company had accrued $4.6 million in stockholder distributions that were unpaid.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 12 — Distributions  – (continued)

The following table reflects the cash distributions per share that we have paid on our common stock to date (dollars in thousands except per share amounts):

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2011:
September 30, 2011	October 3, 2011	$0.07	$13	$13	$26
October 31, 2011	November 1, 2011	0.07	20	14	34
November 30, 2011	December 1, 2011	0.06	25	17	42
December 31, 2011	January 3, 2012	0.06	35	21	56
			$93	$65	$158
2012:
January 31, 2012	February 1, 2012	$0.06	$47	$26	$73
February 29, 2012	March 1, 2012	0.06	80	34	114
March 31, 2012	April 2, 2012	0.06	118	48	166
April 30, 2012	May 1, 2012	0.06	157	65	222
May 31, 2012	June 1, 2012	0.07	289	91	380
June 30, 2012	July 2, 2012	0.06	313	113	426
July 31, 2012	August 1, 2012	0.07	361	146	507
August 31, 2012	September 4, 2012	0.07	394	173	567
September 30, 2012	October 1, 2012	0.06	429	203	632
October 31, 2012	November 1, 2012	0.07	505	247	752
November 30, 2012	December 3, 2012	0.07	612	287	899
December 17, 2012	December 27, 2012	0.09	917	462	1,379
December 31, 2012	January 2, 2013	0.07	682	341	1,023
			$4,904	$2,236	$7,140
2013:
January 31, 2013	February 1, 2013	$0.07	$787	$395	$1,182
February 28, 2013	March 1, 2013	0.06	797	408	1,205
March 31, 2013	April 1, 2013	0.07	1,008	525	1,533
April 30, 2013	May 1, 2013	0.07	1,098	590	1,688
May 31, 2013	June 1, 2013	0.07	1,276	755	2,031
June 30, 2013	July 1, 2013	0.07	1,396	893	2,289
July 31, 2013	August 1, 2013	0.07	1,608	1,071	2,679
August 31, 2013	September 1, 2013	0.07	1,764	1,285	3,049
September 30, 2013	October 1, 2013	0.07	1,868	1,408	3,276
October 31, 2013	November 1, 2013	0.07	2,092	1,673	3,765
November 30, 2013	December 2, 2013	0.07	2,225	1,799	4,024
December 31, 2013	January 2, 2014	0.07	2,504	2,074	4,578
			$18,423	$12,876	$31,299
2014:
January 31, 2014	February 4, 2014	$0.07	$2,717	$2,317	$5,034
February 28, 2014	March 3, 2014	0.06	2,751	2,399	5,150
March 31, 2014	April 1, 2014	0.07	3,499	3,197	6,696
April 30, 2014	May 1, 2014	0.07	3,816	3,610	7,426
May 30, 2014	June 2, 2014	0.07	4,383	4,244	8,627
June 30, 2014	July 1, 2014	0.07	4,584	4,533	9,117

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 12 — Distributions  – (continued)

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
July 31, 2014	August 1, 2014	0.07	5,029	4,986	10,015
August 29, 2014	September 1, 2014	0.07	5,160	5,097	10,257
September 30, 2014	October 2, 2014	0.07	5,198	5,120	10,318
October 31, 2014	November 3, 2014	0.07	5,550	5,510	11,060
November 30, 2014	December 2, 2014	0.07	5,529	5,483	11,012
December 31, 2014	January 2, 2015	0.07	5,852	5,735	11,587
			$54,068	$52,231	$106,299
2015:
January 31, 2015	February 4, 2015	$0.07	$5,943	$5,797	$11,740
February 28, 2015	March 2, 2015	0.07	5,521	5,235	10,756
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
			$17,729	$16,930	$34,659
			$95,217	$84,338	$179,555

The following table reflects the stock distributions per share that the Company declared on its common stock to date:

Date Declared	Record Date	Payment Date	Per Share	Distribution Percentage	Shares Issued
March 29, 2012	May 1, 2012	May 2, 2012	$0.05	0.49%	25,709

The Company has not established any limit on the extent to which it may use borrowings, if any, or proceeds from its IPO and Follow-on to fund distributions (which may reduce the amount of capital it ultimately invests in assets). There can be no assurance that the Company will be able to sustain distributions at any particular level.

On March 1, 2012, the price for newly-issued shares under the DRIP issued to stockholders was changed from 95% to 90% of the stock price that the shares are sold in the offering as of the date the distribution is made.

Note 13 — Income Tax Information and Distributions to Stockholders

The tax character of distributions for the fiscal years ended December 31, 2014, 2013 and 2012 were as follows (dollars in thousands):

	2014		2013		2012
Ordinary income distributions	$99,603	94%	$31,299	100%	$7,141	100%
Capital gains distributions	6,696	6%	—	—	—	—
Total distributions	$106,299	100%	$31,299	100%	$7,141	100%

During 2012, the Company made a non-taxable stock distribution of $0.3 million.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 13 — Income Tax Information and Distributions to Stockholders  – (continued)

For the years ended December 31, 2014, 2013 and 2012, the reconciliation of net increase in net assets resulting from operations to taxable income is as follows (dollars in thousands):

	2014	2013	2012
Book income from operating activities	$79,540	$42,744	$9,500
Net unrealized (gain)/loss on investments	30,762	(10,204)	(1,657)
Other nondeductible expenses	5	2,360	—
Other temporary differences	(972)	(393)	(30)
Taxable income before deductions for distributions paid	$109,335	$34,507	$7,813

As of December 31, 2014, 2013 and 2012, the components of accumulated gain and losses on a tax basis were as follows (dollars in thousands):

	2014	2013	2012
Undistributed ordinary income/(loss)	$9,187	$2,806	$696
Undistributed long-term net capital gains	—	1,398	—
Total undistributed net earnings	9,187	4,204	696
Net unrealized gain/(loss) on investments	(16,658)	8,591	1,634
Total distributed (undistributable) taxable income	$(7,471)	$12,795	$2,330

During 2014, as a result of permanent book-to-tax differences, the Company increased accumulated under distributed net investment income by $8.2 million, decreased accumulated under distributed realized gains by $8.5 million, and increased paid-in capital in excess of par value by $0.3 million. The differences were attributable to periodic payments on the total return swap, a reclass of distributions from capital gains to ordinary income, and $2.2 million from the sale of certain foreign securities. Aggregate stockholders’ equity was not affected by this reclassification.

Tax information for the fiscal year ended December 31, 2014 is an estimate and will not be finally determined until the Company files its 2014 tax return.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes, nor did the Company have any unrecognized tax benefits as of the periods presented herein. Although the Company files federal and state tax returns our major tax jurisdiction is federal. The Company’s inception-to-date federal tax years remain subject to examination by the Internal Revenue Service.

As of December 31, 2014, the Company had a deferred asset of $0.9 million and a deferred liability of $(2.4) million pertaining to the unrealized depreciation (appreciation) on investments and a $1.1 million deferred asset pertaining to operating income. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $0.9 million and $1.0 million for the deferred tax assets generated from unrealized depreciation and operating income, respectively. There were no deferred tax assets or liabilities as of December 31, 2013 or 2012.

As of December 31, 2014, the Company had differences between book basis and tax basis cost of investments of $2.1 million from investments classified as partnerships for US tax purposes and $(0.4) million from amortization of market discounts. As of December 31, 2013, the Company had a $133 thousand difference between book basis and tax basis cost of investments due to amortization of market discounts. As of December 31, 2012, the Company had a $30 thousand difference between book basis and tax basis cost of investments due to amortization of market discounts.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14 — Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2014, 2013, 2012, 2011 and for the period May 5, 2010 (Inception) to December 31, 2010:

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from May 5, 2010 (Inception) to December 31, 2010
Per share data*:
Net asset value, beginning of period	$9.86	$9.41	$9.00	$8.60	$—
Results of operations(1)
Net investment income (loss)	0.71	0.36	0.63	0.74	(0.35)
Net realized and unrealized appreciation (depreciation) on investments	(0.12)	0.33	0.39	(0.10)	—
Net realized and unrealized appreciation on total return swap	0.09	0.48	0.34	—	—
Net unrealized appreciation on minority interests	(0.01)	—	—	—	—
Net unrealized deferred tax	(0.02)	—	—	—	—
Net increase (decrease) in net assets resulting from operations	0.65	1.17	1.36	0.64	(0.35)
Stockholder distributions(2)
Distributions from net investment income	(0.71)	(0.36)	(0.63)	(0.73)	—
Distributions from net realized gain on investments and total return swap	(0.16)	(0.49)	(0.43)	—	—
Net decrease in net assets resulting from stockholder distributions	(0.87)	(0.85)	(1.06)	(0.73)	—
Capital share transactions
Issuance of common stock(3)	0.25	0.31	0.39	0.54	8.95
Repurchases of common stock(4)	(0.04)	0.04	—	—	—
Offering costs	(0.11)	(0.22)	(0.28)	(0.05)	—
Net increase in net assets resulting from capital share transactions	0.10	0.13	0.11	0.49	8.95
Net asset value, end of period	$9.74	$9.86	$9.41	$9.00	$8.60
Shares outstanding at end of period	157,534,040	63,671,644	14,943,215	912,297	22,331
Total return(6)	7.63%	14.12%	15.19%	7.66%	(3.89)%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$1,535,423	$627,903	$140,685	$8,207	$192
Ratio of net investment income to average net assets(5)(8)(9)	7.41%	3.68%	5.51%	5.38%	(8.20)%
Ratio of operating expenses to average net assets(5)(8)(9)	4.46%	5.14%	3.12%	5.05%	8.20%
Ratio of incentive fees to average net assets(8)	0.51%	1.98%	0.50%	2.26%	—%
Ratio of credit facility related expenses to average net assets(8)	0.95%	0.63%	0.85%	4.03%	—%
Portfolio turnover rate(7)	89.03%	76.79%	158.35%	1.49%	—%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14 — Financial Highlights  – (continued)

*	Per share information and weighted average common shares outstanding for the year ended December 31, 2011 and for the period from May 5, 2010 (Inception) to December 31, 2010 have been adjusted to reflect a stock dividend of $0.05 per share declared on March 29, 2012.
(1)	The per share data was derived by using the weighted average shares outstanding during the period. Net investment income per share excluding the expense waiver and reimbursement equals $0.72 for the year ended December 31, 2014. Net investment income per share excluding the expense waiver and reimbursement equals $0.31 for the year ended December 31, 2013. Net investment income per share excluding the expense waiver and reimbursements equals $1.09 for the year ended December 31, 2012. Net investment income per share excluding the expense waiver and reimbursement equals $(3.17) for the year ended December 31, 2011. There was no expense waiver or reimbursement for the period from May 5, 2010 (Inception) to December 31, 2010.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Company’s continuous offering.
(4)	The per share impact of the Company’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the twelve months ended December 31, 2012. The Company had no repurchases in 2011 and 2010.
(5)	For the year ended December 31, 2014, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 7.53%, 4.58%, and 0.62%, respectively. For the year ended December 31, 2013, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 3.17%, 5.66%, and 2.48%, respectively. For the year ended December 31, 2012, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses and incentive fees to average net assets was 3.17%, 5.47%, and 1.71%, respectively. For the year ended December 31, 2011, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses and incentive fees to average net assets was (22.26)%, 32.69%, and 2.26%, respectively. For the period from May 5, 2010 (Inception) to December 31, 2010, there was no expense waiver and reimbursement.
(6)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the year ended December 31, 2014, includes the effect of the expense waiver and reimbursement which equaled 0.11%. The total return based on net asset value for the year ended December 31, 2013, includes the effect of the expense waiver and reimbursement which equaled 0.51%. The total return based on net asset value for the year ended December 31, 2012, includes the effect of the expense waiver and reimbursement which equaled 2.35%. The total return based on net asset value for the year ended December 31, 2011, includes the effect of the expense waiver and reimbursement which equaled 27.64%. For the period from May 5, 2010 (Inception) to December 31, 2010, there was no expense waiver and reimbursement.
(7)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value. Not annualized.
(8)	Ratios are annualized, except for incentive fees.
(9)	Offering cost are not included as an expense in the calculation of this ratio.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15 — Selected Quarterly Data (Unaudited)

The following is the quarterly results of operations for the year ended December 31, 2014, 2013 and 2012. The operating results for any quarter are not necessarily indicative of results for any future period (dollars in thousands except share and per share amounts):

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Investment income	$47,661	$42,387	$29,743	$18,490
Operating expenses
Total expenses before expense waivers and reimbursements from Adviser	17,020	17,571	12,194	6,544
Less: Waiver of management and incentive fees	(52)	(1,283)	—	—
Total expenses net of expense waivers and reimbursements from Adviser	16,968	16,288	12,194	6,544
Net investment income before noncontrolling interests	30,693	26,099	17,549	11,946
Net investment income attributable to noncontrolling interests	35	33	—	—
Net investment income	30,728	26,132	17,549	11,946
Net realized and unrealized gain (loss) on investments and total return swap	(16,367)	90	7,056	5,454
Net unrealized appreciation on minority interest	(654)	(6)	—	—
Net unrealized deferred tax	(2,388)	—	—	—
Net increase in net assets resulting from operations	$11,319	$26,216	$24,605	$17,400
Per share information – basic and diluted*
Net investment income	$0.20	$0.19	$0.15	$0.15
Net increase in net assets resulting from operations	$0.07	$0.19	$0.21	$0.22
Weighted average common shares outstanding	153,667,706	139,622,913	115,859,732	78,450,124

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15 — Selected Quarterly Data (Unaudited)  – (continued)

	Quarter Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Investment income	$13,467	$8,395	$5,176	$4,355
Operating expenses
Total expenses before expense waivers and reimbursements from Adviser	7,436	6,131	4,007	2,554
Less: Waiver of management and incentive fees	—	(1,420)	—	(406)
Total expenses net of expense waivers and reimbursements from Adviser	7,436	4,711	4,007	2,148
Net investment income	6,031	3,684	1,169	2,207
Net realized and unrealized gain on investments and total return swap	8,145	10,031	5,743	5,733
Net increase in net assets resulting from operations	$14,176	$13,715	$6,912	$7,940
Per share information – basic and diluted*
Net investment income	$0.11	$0.09	$0.04	$0.12
Net increase in net assets resulting from operations	$0.25	$0.33	$0.25	$0.42
Weighted average common shares outstanding	56,495,770	41,498,369	28,159,751	18,939,009

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Investment income	$3,174	$1,974	$1,156	$610
Operating expenses
Total expenses before expense waivers and reimbursements from Adviser	1,608	1,409	782	578
Less: Waiver of management and incentive fees	(88)	(798)	(477)	(248)
Less: Expense support reimbursements from Adviser	—	—	(189)	(77)
Total expenses net of expense waivers and reimbursements from Adviser	1,520	611	116	253
Net investment income	1,654	1,363	1,040	357
Net realized and unrealized gain (loss) on investments and total return swap	2,036	2,498	139	413
Net increase (decrease) in net assets resulting from operations	$3,690	$3,861	$1,179	$770
Per share information – basic and diluted*
Net investment income (loss)	$0.13	$0.16	$0.21	$0.21
Net increase (decrease) in net assets resulting from operations	$0.29	$0.47	$0.23	$0.44
Weighted average common shares outstanding	12,779,778	8,297,178	5,055,135	1,739,161

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15 — Selected Quarterly Data (Unaudited)  – (continued)

*	Per share information and weighted average common shares outstanding for the quarter ended March 31, 2012 have been adjusted to reflect a stock dividend of $0.05 per share declared on March 29, 2012.

Note 16 — Senior Securities

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the years ended December 31, 2014, 2013, 2012 and 2011. The Company had no senior securities outstanding as of December 31, 2010 or any prior fiscal years.

During the year ended December 31, 2014, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian. The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, and June 30, 2014, provides for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, with a term of 60 months. During the year ended December 31, 2014, the Company, through 2L Funding I, entered into the Deutsche Bank Credit Facility with Deutsche Bank as lender and as administrative agent and U.S. Bank as collateral agent and collateral custodian. The Deutsche Bank Credit Facility provides for borrowings in an aggregate principal amount of up to $60.0 million with a term of 36 months. During the year ended December 31, 2014, The Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into the Citi Credit Facility as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings over a twenty four month period in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility.

The following is a summary of the senior securities as of December 31, 2014 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$—	$—	$—	N/A
Wells Fargo Credit Facility	288,087	—	—	N/A
Deutsche Bank Credit Facility	60,000	—	—	N/A
Citi Credit Facility	270,625	—	—	N/A
	$618,712	$3,482	$—	N/A

The following is a summary of the senior securities as of December 31, 2013 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$216,106	$—	$—	N/A
Revolving Credit Facility	132,687	—	—	N/A
	$348,793	$2,800	$—	N/A

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 16 — Senior Securities  – (continued)

The following is a summary of the senior securities as of December 31, 2012 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Total Return Swap	$52,577	$—	$—	N/A
Revolving Credit Facility	33,907	—	—	N/A
	$86,484	$2,627	$—	N/A

The following is a summary of the senior securities as of December 31, 2011 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit(1)	Involuntary Liquidation Preference Per Unit(2)	Asset Market Value Per Unit(3)
Revolving Credit Facility	$5,900	$2,391	—	N/A

(1)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.
(3)	Not applicable because senior securities are not registered for public trading.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 17 — Schedule of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2014:

Portfolio Company(1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value December 31, 2013	Gross additions	Gross reductions	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)	Fair Value at December 31, 2014
Control Investments
Kahala US OpCo LLC	Senior Secured First Lien Debt	$2,273	$15,860	$11,696	$(20,425)	$—	$—	$7,131
Kahala Ireland OpCo LLC	Senior Secured First Lien Debt	1,500	—	47,843	—	—	—	47,843
Kahala Ireland OpCo LLC – Common Equity	Equity/Other	—	—	—	—	—	5,275	5,275
Kahala Ireland OpCo LLC – Profit Participating Note	Equity/Other	—	—	3,216	(1,627)	—	36	1,625
Kahala US OpCo LLC	Equity/Other	10	—	13,919	(7,640)	—	1,221	7,500
Kahala Aviation Holdings, LLC(2)(3)	Equity/Other	—	—	—	—	—	—	—
Kahala Aviation Holdings, LLC – Preferred Shares(3)	Equity/Other	—	5,271	2,525	(7,796)	—	—	—
Park Ave RE Holdings, LLC	Subordinated Debt	1,293	9,750	18,058	(21,701)	—	—	6,107
Park Ave Holdings, LLC	Equity/Other	—	—	9,049	(9,049)		—	—
Park Ave Holdings, LLC – Common Shares	Equity/Other	—	—	1,229	—	—	4,322	5,551
Park Ave Holdings, LLC – Preferred Shares	Equity/Other	587	—	7,809	—	—	—	7,809
Park Ave RE, Inc.(3)	Equity/Other	—	33	46	—	(79)	—	—
Park Ave RE, Inc. – Preferred Shares(3)	Equity/Other	—	3,218	4,591	(7,809)	—	—	—
Total Control Investments		$5,663	$34,132	$119,981	$(76,047)	$(79)	$10,854	$88,841
Affiliate Investments
Apidos XVI CLO, LTD. Subordinated Notes	Collateralized Securities	$1,487	$13,650	$—	$(12,762)	$(888)	$—	$—
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	2,904	—	35,420	(1,686)	—	(2,454)	31,280
Catamaran CLO 2013-1 Ltd. Subordinated Notes	Collateralized Securities	247	20,404	—	(21,176)	3,236	(2,464)	—
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	3,584	28,086	—	(4,497)	—	(1,036)	22,553
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	2,558	—	51,487	(23,705)	157	(1,460)	26,479
Danish CRJ LTD.	Senior Secured First Lien Debt	20	—	181	—	—	—	181
Danish CRJ LTD.	Equity/Other	—	—	501	(500)		259	260
Fifth Street Senior Loan Fund I, LLC	Equity/Other	777	—	35,000	—	—	—	35,000
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	2,001	—	63,400	(35,536)	—	(736)	27,128
Garrison Funding 2013-1 Ltd. Subordinated Notes	Collateralized Securities	42	15,000	—	(18,297)	3,297	—	—
JMP Credit Advisors CLO II Ltd. Subordinated Notes	Collateralized Securities	28	6,099	—	(6,303)	603	(399)	—
MidOcean Credit CLO II, LLC	Collateralized Securities	4,614	—	34,058	(1,034)	—	688	33,712
MidOcean Credit CLO II, Ltd. Subordinated Notes	Collateralized Securities	184	20,543	—	(20,543)	—	—	—
MidOcean Credit CLO III, LLC	Collateralized Securities	2,753	—	37,180	(1,820)	60	700	36,120
MidOcean Credit CLO IV, LLC	Collateralized Securities	627	—	18,500	—	—	—	18,500
NMFC Senior Loan Program I, LLC	Equity/Other	1,984	—	50,000	—	—	(629)	49,371
NewStar Arlington Fund, LLC	Equity/Other	1,806	30,000	214	(30,214)	—	—	—
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	74	—	29,514	—	—	960	30,474
Ocean Trails CLO V, LTD.	Collateralized Securities	2,508	—	77,722	(41,882)	—	(1,233)	34,607
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	2,896	—	32,895	—	—	(188)	32,707
OFSI Fund VI, Ltd. Warehouse	Collateralized Securities	—	—	17,000	(17,000)	—	—	—
PennantPark Credit Opportunities Fund II, LP	Equity/Other	724	10,550	—	—	—	214	10,764
Related Fee Agreements	Collateralized Securities	—	—	15,440	(439)	—	80	15,081
Shackleton 2014-V CLO, LTD. Subordinated Notes	Collateralized Securities	994	—	35,000	(35,000)	—	—	—
Shackleton 2014-5A CLO, LTD. Subordinated Notes	Collateralized Securities	—	—	35,800	(37,120)	1,320	—	—
Silver Spring CLO, Ltd.	Collateralized Securities	1,894	—	59,701	(30,000)	—	(2,303)	27,398
South Grand MM CLO I, LLC	Equity/Other	1,385	872	26,872	(451)	—	451	27,744
THL Credit Greenway Fund II LLC	Equity/Other	1,325	9,005	10,844	(698)	—	(274)	18,877
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	2,841	—	30,690	(2,086)	—	(1,034)	27,570
Total Affiliate Investments		$40,257	$154,209	$697,419	$(342,749)	$7,785	$(10,858)	$505,806
Total Control & Affiliate Investments		$45,920	$188,341	$817,400	$(418,796)	$7,706	$(4)	$594,647

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 17 — Schedule of Investments and Advances to Affiliates – (continued)

(1)	The principal amount and ownership detail are shown in the Consolidated Schedules of Investments.
(2)	In accordance with the subscription agreement executed with Kahala Aviation Holdings, LLC dated December 23, 2013, the Company owns 84 common units of shares.
(3)	The Company consolidated Kahala Aviation Holdings, LLC and Park Ave RE, Inc. within its Consolidated Financial Statements beginning in the period ended June 30, 2014.

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2013:

Portfolio Company(1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value December 31, 2012	Gross additions	Gross reductions	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)	Fair Value at December 31, 2013
Control Investments
Kahala US OpCo LLC	Senior Secured First Lien Debt	$51	$—	$15,860	$—	$—	$—	$15,860
Kahala Aviation Holdings, LLC(2)	Equity/Other	—	—	—	—	—	—	—
Kahala Aviation Holdings, LLC – Preferred Shares	Equity/Other	—	—	5,271	—	—	—	5,271
Park Ave RE Holdings, LLC	Senior Secured First Lien Debt	4	—	9,750	—	—	—	9,750
Park Ave RE, Inc.	Equity/Other	—	—	33	—	—	—	33
Park Ave RE, Inc. – Preferred Shares	Equity/Other	—	—	3,218	—	—	—	3,218
Total Control Investments		$55	$—	$34,132	$—	$—	$—	$34,132
Affiliate Investments
Apidos XVI CLO, LTD. Subordinated Notes	Collateralized Securities	$—	$—	$18,200	$(4,675)	$125	$—	$13,650
Catamaran CLO 2013-1 Ltd. Subordinated Notes	Collateralized Securities	1,780	—	23,000	(5,790)	730	2,464	20,404
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	—	—	28,086	—	—	—	28,086
Garrison Funding 2013-1 Ltd. Subordinated Notes	Collateralized Securities	385	—	15,000	—	—	—	15,000
JMP Credit Advisors CLO II Ltd. Subordinated Notes	Collateralized Securities	513	—	5,700	—	—	399	6,099
MidOcean Credit CLO II, Ltd. Subordinated Notes	Collateralized Securities	—	—	20,543	—	—	—	20,543
NewStar Arlington Fund, LLC	Equity/Other	1,093	—	30,000	—	—	—	30,000
PennantPark Credit Opportunities Fund, LP	Equity/Other	438	5,137	5,000	—	—	413	10,550
Shackleton 2013-IV CLO, LTD. Subordinated Notes	Collateralized Securities	1,765	—	24,760	(24,760)	—	—	—
South Grand MM CLO I, LLC	Equity/Other	—	—	872	—	—	—	872
THL Credit Greenway Fund II LLC	Equity/Other	606	—	11,630	(2,693)	—	68	9,005
Total Affiliate Investments		$6,580	$5,137	$182,791	$(37,918)	$855	$3,344	$154,209
Total Control & Affiliate Investments		$6,635	$5,137	$216,923	$(37,918)	$855	$3,344	$188,341

(1)	The principal amount and ownership detail are shown in the Consolidated Schedules of Investments.
(2)	In accordance with the subscription agreement executed with Kahala Aviation Holdings, LLC dated December 23, 2013, the Company owns 84 common units of shares.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 18 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-K and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements except for the following:

As of May 4, 2015, from January 1, 2015 to April 30, 2015, the Company has issued 13.2 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $143.7 million.

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd. (the “Subsidiary”), entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $150.0 million will be made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). Pricing under the Transaction is based on three-month LIBOR plus a spread of 3.90% per annum for the relevant period.

On January 6, 2015 the Company announced that the Offering will close to new investments on April 30, 2015. In order to allow for associated processing time needed, the transfer agent for the Company will accept subscriptions in good order dated on or before April 30, 2015 and received no later than June 30, 2015. Subscription agreements received prior to the closing will be processed up to 60 days after closing only if shares remain available for issuance.

Appendix A(1): Form of BDCA Subscription Agreement

A(1)-1

Business Development Corporation of America
SUBSCRIPTION AGREEMENT

BDCA Business Development Corporation of America

AN INVESTMENT IN THE OFFERING DESCRIBED HEREIN CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS FOR THE OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. **IN ORDER TO EXECUTE THIS SUBSCRIPTION AGREEMENT, YOU AND THE CO-OWNER (AS APPLICABLE) MUST COMPLETE SECTION 6A OF THIS SUBSCRIPTION AGREEMENT.** IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE OR REALTY CAPITAL SECURITIES, LLC *(MEMBER FINRA/SIPC)* AT 1-877-373-2522.

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

1

Please indicate the offering you wish to invest in and whether this purchase is an "initial investment" or an "additional investment."

☐ **Net of Commission Purchase ("NOCP"):** Check this box if you are eligible for a NOCP.

NOCPs are available to registered associates and other employees of soliciting broker/dealers, the above referenced BDC and its affiliates, participants in a wrap account or commission replacement account with approval for a discount by the broker/dealer, RIA, bank trust account, etc. Representative will not receive selling commission. Refer to prospectus for details.

Investment

☐ **Business Development Corporation of America ("BDCA")**

▸ State in which sale was made: ______

☐ Initial Investment

☐ Additional Investment:

Acct# ________________

Investment Amount

$ ________________________

▸ *$1,000 minimum investment*

Payment Method: Please indicate the method of payment below.

☐ Check Enclosed

☐ Subscription amount wired

☐ Check/funding being sent by other third party

Payment Instructions: Please follow the instructions outlined below.

- **For custodial held accounts, such as IRAs and other qualified plans:** Checks should be made payable to the custodian and sent, with a completed copy of the Subscription Agreement, directly to the custodian who will forward them to the applicable address.
- **For all other investments:**
  - ▸ **For BDCA, make checks payable to the respective offering:** Business Development Corporation of America.

Note: Investment subject to suitability standards, see the corresponding Prospectus and Section 6 of this Subscription Agreement for details.

2 OWNERSHIP

IMPORTANT: Please choose **one** option, either within the "Non-Custodial Ownership" column, or within the "Custodial Ownership" column.

2a. Non-Custodial Ownership
(Non-Qualified)

☐ **Individual –** *One signature required & initial.*

☐ **Joint Tenants with Right of Survivorship –** *All parties must sign & initial.*

☐ **Tenants in Common –** *All parties must sign & initial.*

☐ **Company or Corporation or Partnership –** *Authorized signature required. Include Corporate Resolution or Partnership Agreement, as applicable.*

☐ **Uniform Gift/Transfer to Minors Act (UGMA/UTMA)** *– Owner and custodian signature required.*

State of ______ Custodian for ____________________

☐ **Estate –** *Personal representative signature required.*

Name of Executor: ________________________

Include a copy of the court appointment.

☐ **Qualified Pension or Profit Sharing Plan* –** *Trustee or custodian signature required. Include plan documents.*

Name of Trustee: ________________________

☐ **Trust –** *Trustee(s) signature(s) and copy of trust document or trust certificate required.*

☐ **Transfer on Death**(1) **–** *Must complete separate Transfer on Death Registration Form.*

☐ **Other** (Specify) – ________________________

Include title and signature pages.

2b. Custodial Ownership
(Qualified)

☐ **Traditional IRA* –** *One signature required.*

☐ **Roll-Over IRA* –** *One signature required.*

☐ **Roth IRA* –** *One signature required.*

☐ **KEOGH Plan* –** *One signature required.*

☐ **Simplified Employee Pension/Trust (S.E.P.)***

☐ **Qualified Pension or Profit Sharing Plan* –** *Owner and custodian signature required.*

☐ **Other** (Specify) – ________________________

** Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.*

(1) Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who is (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.

BDCA 07-14

A(1)-2

3

IMPORTANT: Send all paperwork directly to the custodian.

Note: This section is only for accounts specified in Section 2b and not for Custodial Accounts for Minors.

Custodial Ownership *(Must be completed by Custodian/Trustee for accounts identified in Section 2b)*

Name of Trust or Business Entity *(Does not apply to IRA accounts)* ______

Name of Custodian or Trustee ______

Mailing Address ______

City, State, Zip ______

Business Phone ______

Custodian/Trust/Business Entity Tax ID# ______

Account # ______

Name of Custodian or Other Administrator ______

4

IMPORTANT: Investor Information is required.

Note: Please provide all necessary corporate documents, partnership agreement, or trust powers (specified in Section 2) to establish authority to act.

Investor Information

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Account Owner ______

Date of Birth ______

Social Security Number or Taxpayer ID # ______

Legal Address (No P.O. Boxes) ______

City, State, Zip ______

Citizenship: *Please indicate Citizenship Status* ***(Required)***

☐ **U.S. Citizen** ☐ **Resident Alien** ☐ **Non-Resident Alien*** | ☐ **Employee, Affiliate or Board Member**

NOTE: Any and all U.S. Taxpayers are required to complete the attached Substitute Form W-9 in Section 6b. (If a foreign national is, in fact, a U.S. taxpayer, complete the attached Substitute Form W-9.)

* If non-resident alien, investor must submit the appropriate IRS Form W-8 **(W-8BEN, W-8ECI, W-8EXP or W-8IMY)** in order to make an investment.

Employer: ______ | ☐ RETIRED

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Joint Account Owner or Minor ______

Entity Name ______

Date of Birth ______

Social Security Number or Taxpayer ID# ______

If Non-U.S. Citizen, specify Country of Citizenship ______

Mailing Address (if different than legal address) ______

City, State, Zip ______

Home Phone ______

Business Phone ______

Government ID: ***(Foreign Citizens only)*** *Identification documents must have a reference number and photo. Please attach a photocopy.*

Place of Birth: ______
City State/Province Country

Immigration Status: ☐ Permanent resident ☐ Non-permanent resident ☐ Non-resident

Check which type of document you are providing:

☐ US Driver's License ☐ INS Permanent resident alien card ☐ Passport with U.S. Visa

☐ Employment Authorization Document ☐ Passport without U.S. Visa Bank Name (required): ______

Account No. (required): ______

☐ Foreign national identity documents Bank Name (required): ______

Phone No. (required): ______

Number for the document checked above and country of issuance: ______

CALIFORNIA INVESTORS: ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-3

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

5 Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.[1]

Note: Qualified accounts may not direct distributions without the custodian's approval. Please also note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

Distributions

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

- *I hereby subscribe for Shares of Business Development Corporation of America and elect the distribution option indicated.*

☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*

☐ **Mail Check** to the address of record

☐ **Send to Custodial Account** listed in Section 3

☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

☐ **Volume Discount: To be completed by purchaser after discussion with broker-dealer.**

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

1 *Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by Business Development Corporation of America. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.*

2 *We request that an investor who elects to have distributions reinvested notify the applicable program and the broker-dealer in writing if at any time during his or her participation in the distribution reinvestment plan, there is any material change in the stockholder's financial condition or inaccuracy of any representation under the subscription agreement for such stockholder's initial purchase of our shares.*

3 *I/we authorize Business Development Corporation of America or its agent, American National Stock Transfer, LLC (collectively referred to as "Issuer") to deposit my/our distribution/dividend to my/our checking or savings account. This authority will remain in force until I/we notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my/our account, they are authorized to debit my/our account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.*

5a Please complete this section if you should wish to direct distributions (non-custodial accounts) to the registered owner's checking or savings account or to a party other than the registered owner.

Name of Third Party Financial Institution ____________________

Mailing Address ____________________

City, State, Zip ____________________

Account # ____________________

Bank's ABA/Routing # ____________________

☐ **Checking Account** *(must enclose voided check)* ☐ **Savings Account** *(subject to bank verification)*

ELECTRONIC DELIVERY ELECTION

Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically, please affirmatively elect to do so by checking the offering for which you elect to receive the electronic delivery of stockholder communications and statement notifications, and signing below where indicated:

☐ **Business Development Corporation of America**

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) e-mail stockholder communications to you directly or (ii) make them available on each offering's respective Web site and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following:

(a) I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. **(b)** I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com . The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications. **(c)** I acknowledge that I may receive at no cost from Business Development Corporation of America a paper copy of any documents delivered electronically by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday. **(d)** I acknowledge that if the e-mail notification is returned to Business Development Corporation of America as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if Business Development Corporation of America is unable to obtain a valid e-mail address for me, Business Development Corporation of America will resume sending a paper copy of its filings by U.S. mail to my address of record. **(e)** I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday.

Owner Signature ____________________ Date (mm/dd/yyyy) ____________

Co-Owner Signature (if applicable) ____________________ Date (mm/dd/yyyy) ____________

Joint Accounts: If your Social Security number is the primary number on a joint account and you opt-in to electronic delivery, each consenting stockholder must have access to the e-mail account provided.

My e-mail address is ____________________

Your e-mail address will be held in confidence and used only for matters relating to your investments.

BDCA 07-14

A(1)-4

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

6

IMPORTANT: Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Investors' ability to sell shares pursuant to the Share Repurchase Program is subject to numerous restrictions. The Share Repurchase Program may be suspended or terminated at any time and individual requests for redemption may not be honored. Investors may not be able to sell their shares.

Subscriber Acknowledgements & Signatures The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf) further acknowledges and/or represents the following: **(you must initial ALL appropriate representations below)**	**Owner**	**Co-Owner**
Represents that I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth (excluding home, home furnishings and automobiles) of at least $250,000; or such higher suitability as may be required by certain states and set forth in the "Investor Suitability Standards" section of the applicable Prospectus and in this Subscription Agreement. In the case of sales to fiduciary accounts, suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the Shares.		
I/we acknowledge receipt of the final Prospectus of BDCA, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of BDCA, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
By signing below, you also acknowledge that: • You do not expect to be able to sell your shares regardless of how BDCA performs. • If you are able to sell your shares, you will likely receive less than your purchase price. • BDCA does not intend to list the shares on any securities exchange during the offering period or for what may be a significant time thereafter, and it does not expect a secondary market in the shares to develop. • Although BDCA has implemented a share repurchase program, only a limited number of shares are eligible for repurchase. Any such repurchases will be at a 7.5% discount to the current offering price in effect on the date of repurchase. BDCA may suspend or terminate its share repurchase program at any time. • You may not have access to the money you invest for an indefinite period of time until BDCA completes a liquidity event. Moreover, there is no assurance that BDCA will ever complete a liquidity event. • An investment in the shares is not suitable for you if you need access to the money you invest. • Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn. • Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to BDCA for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.		
Alabama Residents Only: In addition to the general suitability standards described above, this investment will only be sold to Alabama residents that represent they have a liquid net worth of at least 10 times their investment in BDCA and its affiliates.		
***Arizona residents only*:** The term of the BDCA offering shall be effective for a period of one year with the ability to renew for additional periods of one year.		
***California residents only*:** In addition to the general suitability requirements described above, each California investor's maximum investment in BDCA shares will be limited to 10% of the investor's net worth *(exclusive of home, home furnishings and automobiles)*.		
***Idaho residents only*:** Investors who reside in the state of Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, an Idaho investor's total investment in BDCA shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)		
***Iowa residents only*:** Investors who reside in the state of Iowa must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, an Iowa investor's maximum investment in BDCA and its affiliates cannot exceed 10% of his or her liquid net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities. "Liquid net worth" is that portion of his or her total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
***Kansas residents only*:** In addition to the general suitability requirements described above, the Office of the Kansas Securities Commissioner recommendeds that investors should limit their aggregate investment in BDCA's shares and other similar investments to not more than 10% of their liquid net worth. "Liquid net worth" is defined as that portion of net worth *(total assets minus total liabilities)* that is comprised of cash, cash equivalents and readily marketable securities.		
***Kentucky residents only*:** An Investor must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, a Kentucky investor's total investment in BDCA shall not exceed 10% of his or her net worth.		

BDCA 07-14

A(1)-5

6 Continued

Subscriber Acknowledgements & Signatures	Owner	Co-Owner
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in BDCA and other similar offerings not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Massachusetts residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A Massachusetts investor's aggregate investment in BDCA may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Michigan residents only: In addition to the general suitability standards described above, a Michigan investor cannot invest more than 10% of their net worth in BDCA.		
Nebraska residents only: Nebraska investors must meet the following suitability standards: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000; and (ii) an investor must limit their investment in BDCA and in the securities of other direct-participation programs to 10% of such investor's net worth. Net worth should not include the value of one's home, home furnishings or automobiles.		
New Jersey residents only: New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor's investment in BDCA, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.		
New Mexico residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor's aggregate investment in BDCA, its affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her net worth.		
North Carolina residents only: Investors who reside in the state of North Carolina must have either (i) a minimum liquid net worth of $85,000 and minimum annual gross income of $85,000 or (ii) a minimum liquid net worth of $300,000.		
North Dakota residents only: In addition to the general suitability requirements described above, BDCA shares will only be sold to residents of North Dakota representing that, in addition to the stated income and net worth standards, they have a net worth of at least ten times their investment in BDCA.		
Ohio residents only: In addition to the general suitability requirements described above, an investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. An Ohio investor's aggregate investment in BDCA, shares of its affiliates and in other non-traded business development company programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Oklahoma residents only: In addition to the general suitability requirements described above, purchases by Oklahoma investors in BDCA should not exceed 10% of their net worth *(excluding home, home furnishings and automobiles)*.		
Oregon residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. The investor's maximum investment in BDCA and its affiliates also cannot exceed 10% of the Oregon resident's net worth.		
Tennessee residents only: Investors who reside in the state of Tennessee must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (b) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. In addition, Tennessee residents' investment in BDCA must not exceed 10% of their liquid net worth.		
Texas residents only: Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000 or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor's total investment in BDCA shall not exceed 10% of his or her liquid net worth. For this purpose, "liquid net worth" is determined exclusive of home, home furnishings and automobiles.		

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-6

WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY EACH ISSUER IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN SUCH ISSUER. THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR THIS OFFERING (AT LEAST FIVE (5) BUSINESS DAYS). THE SUBSCRIBER WILL NOT BE ADMITTED AS A SHAREHOLDER OF THE APPLICABLE ISSUER UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SUCH ISSUER. SUCH ISSUER MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS SOLE DISCRETION, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. EACH ISSUER WILL ACCEPT GROUPS OF SUBSCRIPTIONS ON AN ORDERLY BASIS NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF AN ISSUER REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A SHAREHOLDER.

Subscriber Signature(s)

6a

IMPORTANT: The investor must go to Section 6b and complete the Substitute Form W-9 in its entirety in order for the Subscription Agreement to be considered valid for review.*

SIGNATURE OF OWNER AND CO-OWNER (IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION 6A)

In addition, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes the Investment Program(s) indicated in Section 1 to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 6B will not constitute an execution of this subscription agreement.

Owner Signature ______________________________ Date (mm/dd/yyyy) ______________

Co-Owner Signature (if applicable) ______________________________ Date (mm/dd/yyyy) ______________

FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of the Investment Program(s) indicated in Section 1 that are beneficially owned by the investor as reflected on the records of each said offering as of the applicable record date at any meeting of the shareholders of each said offering. This authorization shall remain in place until revoked in writing by the Custodian. The Investment Program(s) indicated in Section 1 are hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ______________________________ Date (mm/dd/yyyy) ______________

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-7

6[b]

Substitute Form W-9
ALL U.S. Taxpayer Must Sign

SUBSTITUTE FORM W-9 (IRS Form W-9)(Rev. 8-2013))

Certification

To prevent backup withholding on any payment made to a stockholder with respect to subscription proceeds held in escrow, the stockholder is generally required to provide a current TIN (or the TIN of any other payee) and certain other information by completing the form below, certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such investor is awaiting a TIN), (b) the investor is a U.S. person, (c) the investor is not subject to backup withholding because (i) the investor is exempt from backup withholding, (ii) the investor has not been notified by the Internal Revenue Service ("IRS") that the investor is subject to backup withholding as a result of failure to report all interests or dividends or (iii) the IRS has notified the investor that the investor is no longer subject to backup withholding and (d) the FACTA code(s) provided on Substitute Form W-9 (if any) is correct. If a TIN is not provided by the time any payment is made in connection with the proceeds held in escrow, 28% of all such payments will be withheld until a TIN is provided and if a TIN is not provided within 60 days, such withheld amounts will be paid over to the IRS.

Name (if in joint names, list first and circle the name of the person or entity whose number you enter in Part I as provided in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "Guidelines"))

____

Business Name (Sole proprietors, see the instructions in the enclosed Guidelines)______________________________

Check appropriate box:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate

☐ Limited Liability Company ☐ Enter the tax classification (C=C corporation, S=S corporation, P=partnership) _________

☐ Other

Exempt payee code (if any) ______________________ **Exemption from FATCA reporting code** (if any) ______________________

Address ____

Enter your TIN in the appropriate box below. (For most individuals, this is your social security number. If you do not have a TIN, write "Applied For" in the appropriate space below and see Obtaining a Number in the enclosed Guidelines). Certify by signing and dating below.

Social Security Number	OR	Employer Identification Number

Under penalties of perjury, I certify that:

1.The number shown on this form is my correct taxpayer identification number, and

2.I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. citizen or other U.S. person (as defined in the Instructions), and

4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor	Print Name	Date

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-8

6 b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9

Definition of a U.S. Person. - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

What Number to Give the Requester. – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

For this type of account:	Give the SSN of:
1. An individual's account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee [1]
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner [1]
5. Sole proprietorship or single-owner LLC	The owner [3]
For this type of account:	**Give the EIN of:**
6. Sole proprietorship or single-owner LLC	The owner [3]
7. A valid trust, estate, or pension trust	The legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership or LLC
11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
12. A broker or registered nominee	The broker or nominee

(1) A SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or FIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.socialsecurity.gov/forms/ss-5.pdf*. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding

If you are exempt from backup withholding and/or FATCA reporting, enter on the Substitute Form W-9, any code(s) that may apply to you.

Exempt Payee Code

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-9

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9 *(Continued)*

The following codes identify payees that are exempt from backup withholding:

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2 – The United States or any of its agencies or instrumentalities
3 – A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities
5 – A corporation
6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States
7 – A futures commission merchant registered with the Commodity Futures Trading Commission
8 – A real estate investment trust
9 – An entity registered at all times during the tax year under the Investment Company Act of 1940
10 – A common trust fund operated by a bank under section 584(a)
11 – A financial institution
12 – A middleman known in the investment community as a nominee or custodian
13 – A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Exemption from FATCA Reporting Code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947(a)(1)
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

- *Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.*
- *Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.*
- *Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.*
- *Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.*

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

A(1)-10

7 ☐ **RIA Submission:** Check this box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Registered Representative affiliated with a broker-dealer, the transaction should be completed through that broker-dealer, not through the RIA.

Financial Advisor, Registered Investment Advisor & Registered Representative

The Financial Advisor, Registered Investment Advisor or the Authorized Representative (the "Advisor") must sign below to complete order. The undersigned broker-dealer or Advisor warrants that it is a duly licensed broker-dealer (or non-commission based financial advisor) and may lawfully offer the Shares in the state designated as the investor's address or the state in which the sale is to be made, if different. The broker-dealer or Advisor warrants that he or she has (a) reasonable grounds to believe this investment is suitable for the investor as defined by Rule 2310 of the FINRA Rules, (b) informed the investor of all aspects of liquidity and marketability of this investment as required by Rule 2310 of the FINRA Rules, (c) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Subscription Agreement to the issuer as specified under the laws of the investor's state of residence, (d) verified the identity of the investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (e) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker/Dealer or RIA Firm Address or P.O. Box ____________________

Mailing Address ____________________

City, State, Zip ____________________

Business Phone # (Required) ____________________

Fax Phone # ____________________

E-mail Address ____________________

Registered Representative(s) or Advisor(s) [I.A.] Name(s) (Required) ____________________

Representative # ____________________

Registered Representative or Advisor [I.A.] Address or P.O. Box ____________________

City, State, Zip ____________________

Business Phone # (Required) ____________________

Fax Phone # ____________________

E-mail Address ____________________

If a Registered Associate of a FINRA member firm, I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed. If a Registered Investment Advisor, I certify that I am properly licensed and I am registered in the following state in which this sale was completed.

State (Required) ____________________

Signature(s) of Registered Representative(s) or Advisor(s) (Required) ____________________

Date ____________________

Signature of Broker/Dealer or RIA (If Required by Broker/Dealer) ____________________

Date ____________________

8 **For Non-Custodial Accounts:** Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this agreement, to the appropriate address as outlined to the right.

For Custodial Accounts: Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this agreement.

For Regular Mail

Business Development Corporation of America
c/o DST Systems, Inc
P.O. Box 219865, Kansas City, MO 64121-9731

For Overnight Deliveries

Business Development Corporation of America
c/o DST Systems, Inc
430 W. 7th Street, Kansas City, MO 64105

Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor, New York, NY 10022
Phone: (877) 373-2522 | Facsimile: (646) 861-7793

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

BDCA 07-14

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BDCA 07-14

EFFECTIVE NOVEMBER 19, 2014: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

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Appendix A(2): Form of Multi-Offering Subscription Agreement

ARC Global II | ARC HT III | RFT | BDCA | Grocery Center REIT II | ARC Hospitality | NYC REIT | AERP | RPT

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MULTI-OFFERING SUBSCRIPTION AGREEMENT

AN INVESTMENT IN THE OFFERINGS DESCRIBED HEREIN CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS FOR EACH OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. INVESTORS IN ALABAMA, ARKANSAS, KENTUCKY, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OREGON OR TENNESSEE MAY NOT USE THIS MULTI-OFFERING SUBSCRIPTION AGREEMENT TO SUBSCRIBE FOR SHARES OF ANY OFFERING DESCRIBED HEREIN BUT INSTEAD SHOULD REFER TO THE SUBSCRIPTION AGREEMENT FOR EACH OFFERING. IN ORDER TO EXECUTE THIS SUBSCRIPTION AGREEMENT, YOU AND THE CO-OWNER (AS APPLICABLE) MUST COMPLETE SECTION 6A OF THIS SUBSCRIPTION AGREEMENT. IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE OR REALTY CAPITAL SECURITIES, LLC *(MEMBER FINRA/SIPC)* AT 1-877-373-2522.

SUBSCRIPTION AGREEMENT

9

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1

Please indicate which offering you wish to invest in and whether this purchase is an "initial investment" or an "additional investment."

☐ **Net of Commission Purchase ("NOCP"):** Check this box if you are eligible for a NOCP.

NOCPs are available to registered associates and other employees of soliciting broker/dealers, the above referenced REITs and their affiliates, AERP and its affiliates, as well as AERP's Manager and its affiliates, participants in a wrap account or commission replacement account with approval for a discount by the broker/dealer, RIA, bank trust account, etc. Representatives will not receive selling commission. Refer to prospectus for details.

Note: Investment subject to suitability standards, see the corresponding Prospectus and Section 6 of this Subscription Agreement for details.

* *Retail shares are sold to the public through broker dealers and are subject to applicable selling commissions and dealer manager fees (see prospectus for details).*

** *Institutional shares are sold through RIAs and broker dealers that are managing wrap or fee-based accounts and are subject to an annual platform fee equal to 70 basis points of net asset value (see prospectus for details).*

*** *Please consult with your financial advisor and check one of the options pertaining to the class of shares you intend to purchase. The prospectus contains additional information regarding the share classes, including the different fees which are payable with respect to each class.*

Investment		Investment Amount
☐ **American Realty Capital Global Trust II, Inc. ("ARC-Global II")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **American Realty Capital Healthcare Trust III, Inc. ("ARC-HT III")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **Realty Finance Trust, Inc. ("RFT")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **Business Development Corporation of America ("BDCA")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$1,000 minimum investment*
☐ **Phillips Edison - Grocery Center REIT II, Inc. ("Grocery Center REIT II")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **American Realty Capital Hospitality Trust, Inc. ("ARC Hospitality")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **American Realty Capital New York City REIT, Inc. ("NYC REIT")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **American Energy Capital Partners – Energy Recovery Program, LP ("AERP")** ▸ State in which sale was made: ______	☐ Initial Investment ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*
☐ **RREEF Property Trust, Inc. ("RPT")** ▸ State in which sale was made: ______	☐ Initial Investment***: ☐ *Class A Shares (or)* ☐ *Class B Shares* ☐ Additional Investment Acct# ______________	$ ______________________ ▸ *$2,500 minimum investment* ▸ *$100 increments for additional investments*

☐ **Volume Discount:** To be completed by purchaser after discussion with broker-dealer.

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

Payment Method: Please indicate the method of payment: ☐ Check Enclosed ☐ Subscription amount wired ☐ Check/funding being sent by other third party

Payment Instructions: Please follow the instructions outlined below.

- **For custodial held accounts, such as IRAs and other qualified plans:** Checks should be made payable to the custodian and sent, with a completed copy of the Subscription Agreement, directly to the custodian who will forward them to the applicable address.
- **For all other investments:**
  - **For ARC-Global II** *(except ARC-Global II investors in PA if escrow in state not broken)*, **ARC-HT III** *(except ARC-HT III investors in PA and WA if escrow in state not broken)*, **RFT, BDCA, Grocery Center REIT II, ARC Hospitality, NYC REIT, AERP** *(except AERP investors in AZ and PA if escrow in state not broken)*, **and RPT** *(except RPT investors in PA if escrow in state not broken)* **make checks payable to the respective offering:** American Realty Capital Global Trust II, Inc., (or) American Realty Capital Healthcare III, Inc. (or) Realty Finance Trust, Inc. (or) Business Development Corporation of America (or) Phillips Edison - Grocery Center REIT II, Inc. (or) American Realty Capital Hospitality Trust, Inc. (or) American Energy Capital Partners – Energy Recovery Program, LP (or) American Realty Capital New York City REIT, Inc. (or) RREEF Property Trust, Inc.
  - **For ARC-Global II investors in PA until the minimum offering is raised, make checks payable to:** UMB Bank, NA, Escrow Agent for American Realty Capital Global Trust II, Inc.
  - **For ARC-HT III investors in PA and WA, make checks payable to:** UMB Bank, NA, Escrow Agent for American Realty Capital Healthcare Trust III, Inc.
  - **For AERP investors in AZ and PA until the minimum offering is raised, make checks payable to:** UMB Bank, NA, Escrow Agent for American Energy Capital Partners – Energy Recovery Program, LP
  - **For RPT investors in PA until the minimum offering is raised, make checks payable to:** UMB Bank, NA, Escrow Agent for RREEF Property Trust, Inc.

A(2)-2

2 OWNERSHIP

IMPORTANT: Please choose **one** option, either within the "Non-Custodial Ownership" column, or within the "Custodial Ownership" column.

(1) **Transfer on Death (TOD):** *Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who is (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.*

2a. Non-Custodial Ownership *(Non-Qualified)*

- ☐ **Individual –** *One signature required & initial.*
- ☐ **Joint Tenants with Right of Survivorship –** *All parties must sign & initial.*
- ☐ **Tenants in Common –** *All parties must sign & initial.*
- ☐ **Community Property –** *All parties must sign & initial.*
- ☐ **Company or Corporation or Partnership –** *Authorized signature required. Include LLC Operating Agreement, LLC Resolution, Articles of Incorporation, Corporate Resolution, Partnership Agreement, Partnership Certification of Powers or Certificate of Limited Partnership as applicable.*
  ☐ C Corp ☐ S Corp
- ☐ **Uniform Gift/Transfer to Minors Act (UGMA/UTMA) –** *Owner and custodian signature required.*
  State of ______ Custodian for ____________________
- ☐ **Estate –** *Personal representative signature required.*
  Name of Executor: ______________________________
  Include a copy of the court appointment or other documents authorizing to act on behalf of estate.
- ☐ **Qualified Pension or Profit Sharing Plan* –** *Trustee or custodian signature required. Include plan documents.*
  Name of Trustee: ______________________________
- ☐ **Trust –** *Trustee(s) signature(s) and copy of trust documents or Trust Certification form required.*
- ☐ **Transfer on Death[(1)] –** *Must complete separate Transfer on Death Registration Form.*
- ☐ **Non-Profit Organization**
- ☐ **Other** (Specify) – ______________________________
  Include title and signature pages.

2b. Custodial Ownership *(Qualified)*

- ☐ **Traditional IRA* –** *One signature required.*
- ☐ **Roll-Over IRA* –** *One signature required.*
- ☐ **Roth IRA* –** *One signature required.*
- ☐ **Simple IRA**
- ☐ **Beneficial IRA –**
  Decedent's Name ______________________________
- ☐ **KEOGH Plan* –** *One signature required.*
- ☐ **Simplified Employee Pension/Trust (S.E.P.)***
- ☐ **Qualified Pension or Profit Sharing Plan* –** *Owner and custodian signature required.*
- ☐ **Other** (Specify) – ______________________________

* *Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.*

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3

IMPORTANT: Send all paperwork directly to the custodian.

Note: This section is only for accounts specified in Section 2b and not for Custodial Accounts for Minors.

Custodial Ownership *(Must be completed by Custodian/Trustee for accounts identified in Section 2b)*

Name of Trust or Business Entity *(Does not apply to IRA accounts)* ______

Name of Custodian or Trustee ______

Mailing Address ______

City, State, Zip ______

Business Phone ______

Custodian/Trust/Business Entity Tax ID# ______

Account # ______

Name of Custodian or Other Administrator ______

Date of Agreement *(for trusts only)* ______

4

IMPORTANT: Investor Information is required.

Note: Please provide all necessary corporate documents, partnership agreement, or trust powers (specified in Section 2) to establish authority to act.

CALIFORNIA INVESTORS: ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

Investor Information

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Account Owner ______

Date of Birth ______

Social Security Number or Taxpayer ID # ______

Legal Address (No P.O. Boxes) ______

City, State, Zip ______

Citizenship: *Please indicate Citizenship Status **(Required)***

☐ **U.S. Citizen** ☐ **Resident Alien** ☐ **Non-Resident Alien*** | ☐ **Employee, Affiliate or Board Member**

NOTE: Any and all U.S. taxpayers are required to complete the attached substitute IRS Form W-9 (the "Substitute Form W-9") in Section 6b. (If a foreign national is, in fact, a U.S. taxpayer, complete the attached Substitute Form W-9.)

* If non-resident alien, investor must submit the appropriate IRS Form W-8 **(W-8BEN, W-8ECI, W-8EXP or W-8IMY)** in order to make an investment.

Employer: ______ | ☐ RETIRED

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Joint Account Owner or Minor ______

Entity Name ______

Date of Birth ______

Social Security Number or Taxpayer ID# ______

If Non-U.S. Citizen, specify Country of Citizenship ______

Mailing Address (if different than legal address) ______

City, State, Zip ______

Home Phone ______

Business Phone ______

Government ID: *(Foreign Citizens only)* *Identification documents must have a reference number and photo. Please attach a photocopy.*

Place of Birth: ______
City | State/Province | Country

Immigration Status: ☐ Permanent resident ☐ Non-permanent resident ☐ Non-resident

Check which type of document you are providing:

☐ US Driver's License ☐ INS Permanent resident alien card ☐ Passport with U.S. Visa

☐ Employment Authorization Document ☐ Passport without U.S. Visa Bank Name (required): ______

Account No. (required): ______

☐ Foreign national identity documents Bank Name (required): ______

Phone No. (required): ______

Number for the document checked above and country of issuance: ______

4a

IMPORTANT: Investor Information is required.

For RPT investors only: Please refer to Attachment 4a for additional required Investor Information.

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4a

IMPORTANT: Investor Information is required. Must be completed by all RPT investors.

Note: For RPT investors only.

Individual or Joint Account *(RPT Only)*

Name of Primary Account Owner ______________________

Date of Birth ______________________

Social Security Number or Taxpayer ID # ______________________

US Residential Address (No P.O. Boxes) ______________________

City, State, Zip ______________________

Mailing Address (If Different) ______________________

City, State, Zip ______________________

Daytime Phone Number: ______________________

Email Address: ______________________

Citizenship: *Please indicate Citizenship Status* ***(Required)***

☐ **U.S. Citizen** ☐ **Resident Alien** **If Resident Alien, please provide country of citizenship:** ______________

Select One: ☐ **Employed** ☐ **Not Employed** ☐ **Retired**

Occupation: ______________________

Name of Employer: ______________________

Address of Employer: ______________________

City, State, Zip ______________________

If you checked Not Employed or Retired, please provide source of income: ______________________

Please attach a separate sheet with the above information for each additional owner.

Entity Account *(RPT Only)*

Legal documentation proving the existence of the entity must be presented when establishing one of these account types. (Articles of Incorporation Trust or Plan document.)

For a trust or business account, is the entity engaged in internet gambling or support companies engaged in internet gambling?

Select One: ☐ **Yes** ☐ **No**

If yes, please explain: ______________________

____

Name of Legal Entity: ______________________

Social Security Number OR Tax ID Number: ______________________

Street Address of Legal Entity (P.O. Box not acceptable) ______________________

City, State, Zip ______________________

Mailing Address (If Different) ______________________

City, State, Zip ______________________

Daytime Phone Number: ______________________

Email Address: ______________________

Date of Trust Agreement (for trusts only) ______________________

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5 Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.[1]

Note: Qualified accounts may not direct distributions without the custodian's approval. Please also note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

1 *Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by each program. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.*

2 *We request that an investor who elects to have distributions reinvested notify the applicable program and the broker-dealer in writing if at any time during his or her participation in the distribution reinvestment plan, there is any material change in the stockholder's financial condition or inaccuracy of any representation under the subscription agreement for such stockholder's initial purchase of our shares, including failure to meet the applicable suitability standards, as applicable to each Issuer.*

3 *I/we authorize American Realty Capital Global Trust II, Inc., American Realty Capital Healthcare Trust III, Inc., Realty Finance Trust, Inc., Business Development Corporation of America, Phillips Edison - Grocery Center REIT II, Inc., American Realty Capital Hospitality Trust, Inc., American Realty Capital New York City REIT, Inc., American Energy Capital Partners – Energy Recovery Program, LP, or RREEF Property Trust, Inc. or its agent, American National Stock Transfer, LLC, by or through a third party provider, (as applicable, the "Issuer") to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.*

Distributions

AMERICAN REALTY CAPITAL GLOBAL TRUST II, INC.

▸ *I hereby subscribe for Shares of American Realty Capital Global Trust II, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.

▸ *I hereby subscribe for Shares of American Realty Capital Healthcare Trust III, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

REALTY FINANCE TRUST, INC.

▸ *I hereby subscribe for Shares of Realty Finance Trust, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

▸ *I hereby subscribe for Shares of Business Development Corporation of America and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

PHILLIPS EDISON - GROCERY CENTER REIT II, INC.

▸ *I hereby subscribe for Shares of Phillips Edison - Grocery Center REIT II, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

AMERICAN REALTY CAPITAL HOSPITALITY TRUST, INC.

▸ *I hereby subscribe for Shares of American Realty Capital Hospitality Trust, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

▸ *I hereby subscribe for Shares of American Realty Capital New York City REIT, Inc. and elect the distribution option indicated.*

- ☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*
- ☐ **Mail Check** to the address of record
- ☐ **Send to Custodial Account** listed in Section 3
- ☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

A(2)-6

5 *Continued*

4 ***For RPT Investors Only:*** *If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%. If you do not complete this section, distributions will be paid to the registered owner at the address in Section 3 and/or 4. IRA accounts may not direct distributions without the custodian's approval.*

Distributions

AMERICAN ENERGY CAPITAL PARTNERS – ENERGY RECOVERY PROGRAM, LP

- *I hereby subscribe for common units of American Energy Capital Partners – Energy Recovery Program, LP and elect the distribution option indicated below:*

☐ **Mail Check** to the address of record

☐ **Credit Distribution** *to my IRA or Other Custodian Account*

☐ **Cash/Direct Deposit**[3] *(Please attach a preprinted voided check (Non-Custodian Investors only) - I authorize American Energy Capital Partners – Energy Recovery Program, LP or its agent to deposit my distribution to my checking or savings account. This authority will remain in force until I notify American Energy Capital Partners – Energy Recovery Program, LP in writing to cancel it. If American Energy Capital Partners – Energy Recovery Program, LP deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.)*

RREEF PROPERTY TRUST, INC.

- *I hereby subscribe for shares of RREEF Property Trust, Inc. and elect the distribution option indicated.*

☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*

☐ **Mail Check** to the address of record

☐ **Send to Custodial Account** listed in Section 3

☐ **Cash/Direct Deposit**[3,4] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

5a

Please complete this section if you should wish to direct distributions (non-custodial accounts) to the registered owner's checking or savings account or to a party other than the registered owner.

Name of Third Party Financial Institution ______________________

Mailing Address ______________________

City, State, Zip ______________________

Account # ______________________

Bank's ABA/Routing # ______________________

☐ **Checking Account** *(must enclose voided check)* ☐ **Savings Account** *(subject to bank verification)*

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A(2)-7

ELECTRONIC DELIVERY ELECTION

Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically, please affirmatively elect to do so by checking the offering for which you elect to receive the electronic delivery of stockholder communications and statement notifications, and signing below where indicated:

☐ **American Realty Capital Global Trust II, Inc.** ☐ **American Realty Capital Healthcare Trust III, Inc.** ☐ **Realty Finance Trust, Inc.**

☐ **American Energy Capital Partners – Energy Recovery Program, LP** ☐ **RREEF Property Trust, Inc.**

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) e-mail stockholder communications to you directly or (ii) make them available on each offering's respective Web site and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following: **(a)** I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. **(b)** I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications. **(c)** I acknowledge that I may receive at no cost from the respective offering(s) a paper copy of any documents delivered electronically by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday. **(d)** I acknowledge that if the e-mail notification is returned to the respective offering(s) as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if the respective offering(s) is/are unable to obtain a valid e-mail address for me, the respective offering(s) will resume sending a paper copy of its filings by U.S. mail to my address of record. **(e)** I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday.

Owner Signature ______________________________ Date (mm/dd/yyyy) ______________

Co-Owner Signature (if applicable) ______________________________ Date (mm/dd/yyyy) ______________

Joint Accounts: If your Social Security number is the primary number on a joint account and you opt-in to electronic delivery, each consenting stockholder must have access to the e-mail account provided.

My e-mail address is ____

Your e-mail address will be held in confidence and used only for matters relating to your investments.

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IMPORTANT: Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

NOTE: ***Investors in Alabama, Arkansas, Kentucky, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Oregon or Tennessee may not use this multi-offering subscription agreement to subscribe for shares of any offering described herein but instead should refer to the subscription agreement for each offering.***

1. *California and Michigan suitability standards not applicable to RREEF Property Trust, Inc. investors.*
2. *Missouri suitability standards not applicable to Business Development Corporation of America or RREEF Property Trust, Inc. investors.*

* *Investors' ability to sell shares pursuant to the Share Repurchase Program is subject to numerous restrictions. The Share Repurchase Program may be suspended or terminated at any time and individual requests for redemption may not be honored. Investors may not be able to sell their shares.*

VERSION 21: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

Subscriber Acknowledgements & Signatures The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf) further acknowledges and/or represents the following: **(you must initial ALL appropriate representations below)**	**Owner**	**Co-Owner**
For Investors of ALL Offerings:*		
Represents that I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth (excluding home, home furnishings and automobiles) of at least $250,000; or such higher suitability as may be required by certain states and set forth in the "Investor Suitability Standards" section of the applicable Prospectus and in this Subscription Agreement. In the case of sales to fiduciary accounts, suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares of any offering.		
California residents only:[1] In addition to the suitability requirements described above, an investors' maximum investment in an Issuer's shares will be limited to 10% of the investor's net worth (exclusive of home, home furnishings and automobiles).		
Kansas residents only: In addition to the suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth in an Issuer's shares and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Michigan residents only:[1] A Michigan investor cannot invest more than 10% of their net worth in each issuer.		
Missouri residents only:[2] In addition to the suitability requirements described above, no more than ten percent (10%) of any one (1) Missouri investor's liquid net worth shall be invested in the securities registered by the Issuer for any offering with the Securities Division.		

For American Realty Capital Global Trust II, Inc. ("ARC-Global II") Investors Only:	Owner	Co-Owner
I/we acknowledge receipt of the final Prospectus of ARC-Global II, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of ARC-Global II, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
In addition to any state highlighted below, I/we acknowledge that ARC-Global II is not yet effective in Minnesota.		
California residents only: In addition to the general suitability requirements described above, a California investor's maximum investment in ARC-Global II will be limited to 10% of his or her net worth (exclusive of home, home furnishings and automobiles).		
Iowa residents only: An investor must have either (a) a minimum liquid net worth of $100,000 and an annual income of $70,000 or (b) a minimum liquid net worth of $350,000. The investor's maximum investment in Global II and its affiliates cannot exceed 10% of the investor's liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in ARC-Global II and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in ARC-Global II and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Michigan residents only: The maximum investment allowable in ARC-Global II for a Michigan investor is 10% of his or her net worth.		
Missouri residents only: In addition to the general suitability requirements described above, no more than 10% of any one (1) Missouri investor's liquid net worth may be invested in the securities registered by ARC-Global II for its offering with the Missouri Securities Division.		
New Mexico residents only: Investors must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. It shall be unsuitable for a New Mexico investor's aggregate investment in ARC-Global II shares, shares of its affiliates and in other non-traded real estate investment programs to exceed ten percent (10%) of his, her or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

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IMPORTANT: Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Subscriber Acknowledgements & Signatures The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf) further acknowledges and/or represents the following: **(you must initial ALL appropriate representations below)**	**Owner**	**Co-Owner**

For American Realty Capital Global Trust II, Inc. ("ARC-Global II") Investors Only *(Continued)*:		
North Dakota residents only: Shares will only be sold to a resident of North Dakota who represents that he or she has a net worth of at least 10 times his or her investment in ARC-Global II and that they meet one of the general suitability standards described above.		
Ohio residents only: Investors must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. It shall be unsuitable for an Ohio investor's aggregate investment in us, shares of our affiliates, and in other non-traded real estate investment trusts to exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.		
Pennsylvania residents only: The maximum investment allowable in ARC-Global II for a Pennsylvania investor is 10% of his or her net worth. ARC-Global II will not release from escrow any proceeds received from Pennsylvania residents unless and until we raise a minimum of $156,250,000 in aggregate gross offering proceeds from all investors pursuant to this offering.		

For American Realty Capital Healthcare Trust III, Inc. ("ARC-HT III") Investors Only:		
I/we acknowledge receipt of the final Prospectus of ARC-HT III, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of ARC-HT III, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
I/we acknowledge that ARC-HT III is not yet effective in Minnesota.		
California residents only: In addition to the general suitability requirements described above, a California investor's maximum investment in ARC-HT III will be limited to 10% of his or her net worth (exclusive of home, home furnishings and automobiles).		
Iowa residents only: An investor must have either (a) a minimum liquid net worth of $100,000 and an annual income of $70,000 or (b) a minimum liquid net worth of $350,000. The investor's maximum investment in ARC-HT III and its affiliates cannot exceed 10% of the investor's liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in ARC-HT III and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in ARC-HT III and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Michigan residents only: The maximum investment allowable in ARC-HT III for a Michigan investor is 10% of his or her net worth.		
Missouri residents only: In addition to the general suitability requirements described above, no more than 10% of any one Missouri investor's liquid net worth may be invested in the securities registered by ARC-HT III for this offering with the Missouri Securities Division.		

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6 *Continued*

Subscriber Acknowledgements & Signatures The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf) further acknowledges and/or represents the following: **(you must initial ALL appropriate representations below)**	**Owner**	**Co-Owner**
For American Realty Capital Healthcare Trust III, Inc. ("ARC-HT III") Investors Only *(Continued)***:**		
New Mexico residents only: Investors must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. It shall be unsuitable for a New Mexico investor's aggregate investment in ARC-HT III shares, shares of its affiliates and in other non-traded real estate investment programs to exceed ten percent (10%) of his, her or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
North Dakota residents only: Shares will only be sold to a resident of North Dakota who represents that he or she has a net worth of at least 10 times his or her investment in ARC-HT III and that they meet one of the general suitability standards described above.		
Ohio residents only: Investors must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. It shall be unsuitable for an Ohio investor's aggregate investment in ARC-HT III shares, shares of its affiliates, and in other non-traded real estate investment trusts to exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.		
Pennsylvania residents only: The maximum investment allowable in ARC-HT III for a Pennsylvania investor is 10% of his or her net worth. ARC-HT III will not release from escrow any proceeds received from Pennsylvania residents unless and until ARC-HT III raises a minimum of $156,250,000 in aggregate gross offering proceeds from all investors pursuant to ARC-HT III offering.		

For Realty Finance Trust, Inc. ("RFT") Investors Only:		
I/we acknowledge receipt of the final Prospectus of RFT, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of RFT, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
California residents only: In addition to the general suitability requirements described above, investors' maximum investment in RFT shares will be limited to 10% of the investor's net worth (exclusive of home, home furnishings and automobiles).		
Iowa residents only: Iowa investors must have an annual income of $70,000 and a minimum Net Worth of $100,000 (exclusive of home, auto and furnishings) or, in the alternative a Net Worth of $350,000 (exclusive of home, auto and furnishings). The investor's maximum aggregate investment in RFT common stock and other non-publicly traded direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, auto and home furnishings minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, it is recommended that investors should invest, in the aggregate, no more than 10% of their liquid net worth in RFT shares and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

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6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**
For Realty Finance Trust, Inc. ("RFT") Investors Only *(Continued)***:**		
***Maine residents only*:** The Maine Office of Securities recommends that an investor's aggregate investment in RFT and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
***Michigan residents only*:** The maximum investment allowable in RFT for a Michigan investor is 10% of his or her net worth.		
***Missouri residents only*:** In addition to the general suitability requirements described above, no more than ten percent (10%) of any one Missouri investor's liquid net worth shall be invested in the securities registered by RFT for this offering with the Missouri Securities Division.		
***New Mexico residents only*:** An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor's aggregate investment in RFT, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
***North Dakota residents only*:** North Dakota investors must represent that, in addition to the general suitability requirements described above, they have a net worth of at least ten times their investment in RFT.		
Ohio residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. An Ohio investor's aggregate investment in RFT, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Pennsylvania residents only: The maximum investment allowable in RFT for a Pennsylvania investor is 10% of his or her net worth.		

For Business Development Corporation of America ("BDCA") Investors Only:	**Owner**	**Co-Owner**
I/we acknowledge receipt of the final Prospectus of BDCA, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of BDCA, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
By signing below, you also acknowledge that: • You do not expect to be able to sell your shares regardless of how BDCA performs. • If you are able to sell your shares, you will likely receive less than your purchase price. • BDCA does not intend to list the shares on any securities exchange during the offering period or for what may be a significant time thereafter, and it does not expect a secondary market in the shares to develop. • Although BDCA has implemented a share repurchase program, only a limited number of shares are eligible for repurchase. Any such repurchases will be at a 7.5% discount to the current offering price in effect on the date of repurchase. BDCA may suspend or terminate its share repurchase program at any time. • You may not have access to the money you invest for an indefinite period of time until BDCA completes a liquidity event. Moreover, there is no assurance that BDCA will ever complete a liquidity event. • An investment in the shares is not suitable for you if you need access to the money you invest. • Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn. • Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to BDCA for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

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Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	Owner	Co-Owner
For Business Development Corporation of America ("BDCA") Investors Only *(Continued)*:		
Arizona residents only: The term of the BDCA offering shall be effective for a period of one year with the ability to renew for additional periods of one year.		
California residents only: In addition to the general suitability requirements described above, each California investor's maximum investment in BDCA shares will be limited to 10% of the investor's net worth *(exclusive of home, home furnishings and automobiles).*		
Idaho residents only: Investors who reside in the state of Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, an Idaho investor's total investment in BDCA shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)		
Iowa residents only: Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor's total investment in us shall not exceed 10% of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, the Office of the Kansas Securities Commissioner recommends that investors should limit their aggregate investment in BDCA's shares and other similar investments to not more than 10% of their liquid net worth. "Liquid net worth" is defined as that portion of net worth *(total assets minus total liabilities)* that is comprised of cash, cash equivalents and readily marketable securities.		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in BDCA and other similar offerings not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Michigan residents only: In addition to the general suitability standards described above, a Michigan investor cannot invest more than 10% of their net worth in BDCA.		
New Mexico residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor's aggregate investment in BDCA, its affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her net worth.		
North Dakota residents only: In addition to the general suitability requirements described above, BDCA shares will only be sold to residents of North Dakota representing that their investment will not exceed 10% of his or her net worth.		
Ohio residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. An Ohio investor's aggregate investment in BDCA, shares of its affiliates and in other non-traded business development company programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Oklahoma residents only: In addition to the general suitability requirements described above, purchases by Oklahoma investors in BDCA should not exceed 10% of their net worth *(excluding home, home furnishings and automobiles).*		
Texas residents only: Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000 or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor's total investment in BDCA shall not exceed 10% of his or her liquid net worth. For this purpose, "liquid net worth" is determined exclusive of home, home furnishings and automobiles.		

For Phillips Edison - Grocery Center REIT II, Inc. ("Grocery Center REIT II") Investors Only:		
I/we acknowledge receipt of the final Prospectus of Grocery Center REIT II, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
If an affiliate of Grocery Center REIT II, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
I/we acknowledge that shares are not liquid.		
California residents only: In addition to the general suitability requirements described above, California investors' maximum investment in Grocery Center REIT II shares shall not exceed 10% of the investor's net worth *(exclusive of home, home furnishings and automobile).*		
Iowa residents only: In addition to the general suitability requirements described above, the maximum investment allowable in us and our affiliates is 10% of an Iowa investor's liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		

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6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**
For Phillips Edison - Grocery Center REIT II, Inc. ("Grocery Center REIT II") Investors Only *(Continued)***:**		
***Kansas residents only*:** In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in Grocery Center REIT II shares and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth *(total assets minus total liabilities)* that is comprised of cash, cash equivalents and readily marketable securities.		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in the Grocery Center REIT II offering and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
***Michigan and Pennsylvania residents only*:** A Michigan or Pennsylvania investor cannot invest more than 10% of his or her net worth in Grocery Center REIT II.		
***Missouri residents only*:** In addition to the general suitability requirements described above, no more than ten percent (10%) of any one (1) Missouri investor's liquid net worth shall be invested in the Grocery Center REIT II securities registered with the Securities Division.		
New Mexico and Ohio residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico and Ohio investor's aggregate investment in Grocery Center REIT II, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
North Dakota residents only: In addition to the general suitability requirements described above, shares will only be sold to a resident of North Dakota who represents that he or she has a net worth of at least 10 times his or her investment in us and that they meet one of the general suitability standards described above.		

American Realty Capital New York City REIT, Inc. ("NYC REIT") Investors Only:		
I/We acknowledge receipt of the final Prospectus of NYC REIT, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/We am/are purchasing shares for my/our own account.		
I/We acknowledge that shares are not liquid.		
If an affiliate of NYC REIT, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
***California residents only*:** In addition to the general suitability requirements described above, a California investor's maximum investment in NYC REIT will be limited to 10% of his or her net worth (exclusive of home, home furnishings and automobiles).		
Iowa residents only: Iowa investors must have an annual income of $70,000 and a minimum Net Worth of $100,000 (exclusive of home, home furnishings and automobiles) or, in the alternative a Net Worth of $350,000 (exclusive of home, home furnishings and automobiles). The investor's maximum aggregate investment in NYC REIT common stock and other non-publicly traded direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
***Kansas residents only*:** In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in NYC REIT and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
***Maine residents only*:** The Maine Office of Securities recommends that an investor's aggregate investment in NYC REIT and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
***Michigan residents only*:** The maximum investment allowable in NYC REIT for a Michigan investor is 10% of his or her net worth.		

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6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**

American Realty Capital New York City REIT, Inc. ("NYC REIT") Investors Only *(Continued)*:		
Missouri residents only: In addition to the general suitability requirements described above, no more than 10% of any one (1) Missouri investor's liquid net worth may be invested in the securities registered by NYC REIT for this offering with the Missouri Securities Division.		
New Mexico residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor's aggregate investment in NYC REIT shares, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
North Dakota residents only: Shares will only be sold to a resident of North Dakota who represents that he or she has a net worth of at least ten (10) times his or her investment in NYC REIT and that they meet one of the general suitability standards described above.		
Ohio residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. An Ohio investor's aggregate investment in NYC REIT, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Pennsylvania residents only: The maximum investment allowable in NYC REIT for a Pennsylvania investor is 10% of his or her net worth.		

American Realty Capital Hospitality Trust, Inc. ("ARC Hospitality") Investors Only:		
I/we have received the final prospectus of ARC Hospitality at least five (5) business days prior to the date of this subscription agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of ARC Hospitality, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
California residents only: In addition to the general suitability requirements described above, a California investor's maximum investment in ARC Hospitality will be limited to 10% of his or her net worth (exclusive of home, home furnishings and automobile).		
Iowa residents only: Iowa investors must have an annual income of $70,000 and a minimum net worth of $100,000 (exclusive of home, home furnishings and automobiles) or, in the alternative a net worth of $350,000 (exclusive of home, home furnishings and automobiles). The investor's maximum aggregate investment in ARC-Hospitality common stock and other non-publicly traded direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in ARC Hospitality and securities of other real estate investment trusts. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in the ARC Hospitality offering and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Michigan residents only: The maximum investment allowable in ARC Hospitality for a Michigan investor is 10% of his or her net worth.		
Missouri residents only: In addition to the general suitability requirements described above, no more than ten percent (10%) of any one (1) Missouri investor's liquid net worth may be invested in ARC Hospitality shares registered for the offering with the Missouri Securities Division.		
New Mexico and Ohio residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico or Ohio investor's aggregate investment in ARC Hospitality shares, shares of its affiliates and in other non-traded real estate investment programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		

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A(2)-15

6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**
American Realty Capital Hospitality Trust, Inc. ("ARC Hospitality") Investors Only *(Continued)*:		
North Dakota residents only: Shares will only be sold to a resident of North Dakota who represents that he or she has a net worth of at least 10 times his or her investment in ARC Hospitality and that they meet one of the general suitability standards described above.		
Pennsylvania residents only: The maximum investment allowable in ARC Hospitality for a Pennsylvania investor is 10% of his or her net worth.		

American Energy Capital Partners – Energy Recovery Program, LP ("AERP") Investors Only:		
I/we have a minimum net worth (not including home, home furnishings and personal automobiles) of at least $85,000 and have a gross income of at least $85,000; or I/we have a net worth (excluding home, home furnishings and automobiles) of at least $330,000, or such higher suitability as may be required by certain states and set forth below.		
I/we have received the final prospectus and any applicable supplements of American Energy Capital Partners – Energy Recovery Program, LP at least five business days before signing this subscription agreement.		
I/we am/are purchasing common units for my/our own account.		
I/we acknowledge that common units are not liquid.		
If an affiliate of American Energy Capital Partners – Energy Recovery Program, LP, I/we represent that the common units are being purchased for investment purposes only and not for immediate resale.		
I/we acknowledge that the Selling Agent or registered representative is required to inform me/us and the other potential investors of all pertinent facts relating to the Units, including the background of the General Partner and the tax consequences of my investment.		
Arizona residents only: Subscriptions from Arizona investors will be held in escrow until subscriptions for at least $10,000,000 have been received by AERP from investors, excluding subscriptions from Arizona investors. I/we have either a minimum net worth of $250,000 and had during the last tax year, or estimate that I/we will have during the current tax year, gross income of $100,000 or, in the alternative, a minimum net worth of $500,000. In no event should an investment in AERP exceed more than 10% of my/our net worth. In all cases, net worth shall be determined exclusive of homes, home furnishings and automobiles.		
California residents only: I/we have either a minimum net worth of $250,000 and had, during the last tax year, or estimate that I/we will have during the current tax year, gross income of $100,000, or, in the alternative, a minimum net worth of $500,000. In no event may my/our investment in AERP exceed 10% of my/our net worth, determined exclusive of homes, home furnishings and automobiles. Additionally, I/we acknowledge the following: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THESE UNITS, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFORE, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES. Although the Farmout provisions contained in the AERP limited partnership agreement and other related agreements do not comply with the California Corporate Securities Law of 1968, the Farmout provisions are consistent with the NASAA Oil and Gas Guidelines.		
Iowa residents only: If you are a resident of Iowa, you must represent that you have a liquid net worth of at least 10 times your investment in AERP and affiliated programs and you meet the $85,000/$85,000/$330,000 suitability requirement.		
Kansas residents only: I/we acknowledge that it is recommended by the Office of the Kansas Securities Commissioner that I/we limit my/our investment in AERP and substantially similar programs to no more than 10% of my/our liquid net worth. Liquid net worth is that portion of my/our net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities. Readily marketable securities may include investments in IRAs or other retirement plans that can be liquidated within a short time, less any income tax penalties that may apply for early distribution.		
Maine residents only: I/we acknowledge that the Maine Office of Securities recommends that my/our aggregate investment in the AERP offering and similar direct participation investments not exceed 10% of my/our liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		

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A(2)-16

6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**
American Energy Capital Partners – Energy Recovery Program, LP ("AERP") Investors Only *(Continued)*:		
Michigan, Missouri, North Dakota and Pennsylvania residents only: I/we understand that I/we may not make an investment in AERP which is in excess of 10% of my/our net worth, exclusive of home, home furnishings and automobiles. Additionally, Pennsylvania investors' subscriptions will be held in escrow until AERP has raised $100,000,000, including subscriptions from Pennsylvania investors.		
New Mexico residents only: I/we understand that I/we must not make an investment in AERP which would, after including any other similar oil and gas natural gas programs, exceed 10% of my/our liquid net worth, exclusive of home, home furnishings and automobiles.		
Ohio residents only: It shall be unsuitable for an Ohio investor's aggregate investment in interests of AERP, Affiliates of AERP, and in other non-traded oil and gas programs to exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.		
Oklahoma residents only: I/we have either a minimum net worth of $250,000 and had during the last tax year, or estimate that I/we will have during the current tax year, gross income of $100,000, or, in the alternative, a minimum net worth of $500,000. In no event should my/our investment in AERP exceed more than 10% of my/our net worth. In all cases, net worth shall be determined exclusive of homes, home furnishings and automobiles.		
Texas residents only: I/we have either: (i) a minimum net worth of $250,000 and had during the last tax year, or estimate that I/we will have during the current tax year, gross income of $100,000; or, (ii) in the alternative, a minimum net worth of $500,000. Also, my/our investment in AERP does not exceed more than 10% of my/our net worth. In all cases, net worth shall be determined exclusive of homes, home furnishings and automobiles.		

RREEF Property Trust, Inc. ("RPT") Investors Only:		
I/we have received the final Prospectus of RPT at least five (5) business days before signing the Subscription Agreement. I/we acknowledge that after the end of each business day following the escrow period, I/we can access the NAV per share for each class of shares through RPT's website and toll-free automated telephone line.		
I/we have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I/we meet the higher net worth and gross income requirements imposed by my/our state of primary residence as set forth in the Prospectus under "Suitability Standards." In addition, not more than 10% of my net worth will be invested in shares of RPT, with net worth being defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
I/we acknowledge that there is no public market for the shares and, thus, my/our investment in shares is not liquid.		
I/we am/are purchasing the shares for the account referenced above.		
I/we acknowledge that I/we will not be admitted as a stockholder until my/our investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.		
Iowa residents only: It is recommended by the office of the Iowa Securities Bureau that Iowa investors limit their aggregate investment in us and other non-traded real estate investment trusts to not more than 10% of their liquid net worth, with liquid net worth being defined as that portion of total net worth that consists of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that purchasers residing in Kansas limit their aggregate investment in the securities of RPT and other non-traded real estate investment trusts to not more than 10% of their liquid net worth, with liquid net worth being defined as that portion of total net worth that consists of cash, cash equivalents and readily marketable securities.		

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A(2)-17

6 *Continued*

Subscriber Acknowledgements & Signatures *(Continued)* *(you must initial ALL appropriate representations below)*	**Owner**	**Co-Owner**
RREEF Property Trust, Inc. ("RPT") Investors Only *(Continued)*:		
New Mexico residents only: In addition to the suitability standards noted above, purchasers residing in New Mexico may not invest more than 10% of their liquid net worth in RPT's shares, shares of RPT's affiliates and other non-traded real estate programs, with liquid net worth being defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.		
Ohio residents only: In addition to the suitability standards noted above, purchasers residing in Ohio may not invest more than 10% of their liquid net worth in RPT's shares, shares of RPT's affiliates and other non-traded real estate investment programs, with liquid net worth being defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities (less liabilities).		

WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY EACH ISSUER IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN SUCH ISSUER.

THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR EACH OFFERING (AT LEAST FIVE (5) BUSINESS DAYS).

THE SUBSCRIBER WILL NOT BE ADMITTED AS A SHAREHOLDER OF THE APPLICABLE ISSUER UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SUCH ISSUER. SUCH ISSUER MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS SOLE DISCRETION, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. EACH ISSUER WILL ACCEPT GROUPS OF SUBSCRIPTIONS ON AN ORDERLY BASIS NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE APPLICABLE CURRENT PROSPECTUS. IF AN ISSUER REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A SHAREHOLDER.

Subscriber Signature(s)

6a

IMPORTANT: The investor must go to Section 6b and complete the attached Substitute Form W-9 in its entirety in order for the Subscription Agreement to be considered valid for review.

SIGNATURE OF OWNER AND CO-OWNER (IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION 6A)

In addition, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes the Investment Program(s) indicated in Section 1 to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 6b will not constitute an execution of this Subscription Agreement.

Owner Signature ______________________________ Date (mm/dd/yyyy) ____________

Co-Owner Signature (if applicable) ______________________________ Date (mm/dd/yyyy) ____________

FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of the Investment Program(s) indicated in Section 1 that are beneficially owned by the investor as reflected on the records of each said offering as of the applicable record date at any meeting of the shareholders of each said offering. This authorization shall remain in place until revoked in writing by the Custodian. The Investment Program(s) indicated in Section 1 are hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ______________________________ Date (mm/dd/yyyy) ____________

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A(2)-18

6b

Substitute Form W-9
ALL U.S. Taxpayer Must Sign

SUBSTITUTE FORM W-9 (IRS Form W-9)(Rev. 12-2014))

Certification

To prevent backup withholding on any payment made to a stockholder with respect to subscription proceeds held in escrow, the stockholder is generally required to provide a current TIN (or the TIN of any other payee) and certain other information by completing the form below, certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such investor is awaiting a TIN), (b) the investor is a U.S. person, (c) the investor is not subject to backup withholding because (i) the investor is exempt from backup withholding, (ii) the investor has not been notified by the Internal Revenue Service ("IRS") that the investor is subject to backup withholding as a result of failure to report all interests or dividends or (iii) the IRS has notified the investor that the investor is no longer subject to backup withholding and (d) the FACTA code(s) provided on Substitute Form W-9 (if any) is correct. If a TIN is not provided by the time any payment is made in connection with the proceeds held in escrow, 28% of all such payments will be withheld until a TIN is provided and if a TIN is not provided within 60 days, such withheld amounts will be paid over to the IRS.

Name (if in joint names, list first and circle the name of the person or entity whose number you enter in Part I as provided in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "Guidelines"))

____

Business Name (Sole proprietors, see the instructions in the enclosed Guidelines)______________________

Check appropriate box:

☐ Individual/Sole Proprietor or Single-Member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate

☐ Limited Liability Company ☐ Enter the tax classification (C=C corporation, S=S corporation, P=partnership) _________

☐ Other

Exempt payee code (if any) ______________________ **Exemption from FATCA reporting code** (if any) ______________________
(Applies to accounts maintained outside the U.S.)

Address ____

Enter your TIN in the appropriate box below. (For most individuals, this is your social security number. If you do not have a TIN, write "Applied For" in the appropriate space below and see Obtaining a Number in the enclosed Guidelines). Certify by signing and dating below.

Social Security Number OR Employer Identification Number

Under penalties of perjury, I certify that:

1.The number shown on this form is my correct taxpayer identification number, and

2.I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. citizen or other U.S. person (as defined in the Instructions), and

4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor

Print Name Date

6b

FOR AERP INVESTORS ONLY.

Continued

Power of Attorney

Each limited partner and each person who acquires a Unit from a Unit holder, by accepting the Unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our Partnership Agreement.

Owner Signature ______________________________________

Co-Owner Signature (if applicable) ______________________________

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A(2)-19

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9

Definition of a U.S. Person. - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

What Number to Give the Requester. – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

For this type of account:	Give the SSN of:
1. An individual's account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee (1)
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner (1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner (3)

For this type of account:	Give the EIN of:
6. Sole proprietorship or disregarded entity not owned by an individual	The owner (3)
7. A valid trust, estate, or pension trust	The legal entity (4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership or LLC
11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
12. A broker or registered nominee	The broker or nominee

(1) A SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or FIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.socialsecurity.gov/forms/ss-5.pdf*. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding

If you are exempt from backup withholding and/or FATCA reporting, enter on the Substitute Form W-9, any code(s) that may apply to you.

Exempt Payee Code

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

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A(2)-20

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9 *(Continued)*

The following codes identify payees that are exempt from backup withholding:

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2 – The United States or any of its agencies or instrumentalities
3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities
5 – A corporation
6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7 – A futures commission merchant registered with the Commodity Futures Trading Commission
8 – A real estate investment trust
9 – An entity registered at all times during the tax year under the Investment Company Act of 1940
10 – A common trust fund operated by a bank under section 584(a)
11 – A financial institution
12 – A middleman known in the investment community as a nominee or custodian
13 – A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Exemption from FATCA Reporting Code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947(a)(1)
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

- *Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.*
- *Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.*
- *Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.*
- *Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.*

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

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A(2)-21

7

☐ **RIA Submission:** Check this box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Registered Representative affiliated with a broker-dealer, the transaction should be completed through that broker-dealer, not through the RIA.

☐ **For RPT Investors Only:** Class A Shares are being purchased net of up front commissions.

Financial Advisor, Registered Investment Advisor & Registered Representative

The Financial Advisor, Registered Investment Advisor or the Authorized Representative (the "Advisor") must sign below to complete order. The undersigned broker-dealer or Advisor warrants that it is a duly licensed broker-dealer (or non-commission based financial advisor) and may lawfully offer the Shares in the state designated as the investor's address or the state in which the sale is to be made, if different. The broker-dealer or Advisor warrants that he or she has (a) reasonable grounds to believe this investment is suitable for the investor as defined by Rule 2310 of the FINRA Rules, (b) informed the investor of all aspects of liquidity and marketability of this investment as required by Rule 2310 of the FINRA Rules, (c) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Subscription Agreement to the issuer as specified under the laws of the investor's state of residence, (d) verified the identity of the investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (e) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker/Dealer or RIA Firm Address or P.O. Box ______________________

Mailing Address ______________________

City, State, Zip ______________________

Business Phone # (Required) ______________________

Fax Phone # ______________________

E-mail Address ______________________

Registered Representative(s) or Advisor(s) [I.A.] Name(s) (Required) ______________________

Representative # ______________________

Registered Representative or Advisor [I.A.] Address or P.O. Box ______________________

City, State, Zip ______________________

Business Phone # (Required) ______________________

Fax Phone # ______________________

E-mail Address ______________________

If a Registered Associate of a FINRA member firm, I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed. If a Registered Investment Advisor, I certify that I am properly licensed and I am registered in the following state in which this sale was completed.

State (Required) ______________________

Signature(s) of Registered Representative(s) or Advisor(s) (Required) ______________________

Date ______________________

Signature of Broker/Dealer or RIA (If Required by Broker/Dealer) ______________________

Date ______________________

VERSION 21: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

A(2)-22

VERSION 21: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT GOING FORWARD.

8

IMPORTANT: Please note that there are state-specific mailing addresses for the following offerings: ARC-Global II, ARC-HT III; AERP; RPT.

For Non-Custodial Accounts: Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined to the right.

For Custodial Accounts: Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

For Regular Mail	For Overnight Deliveries
American Realty Capital Global Trust II, Inc. c/o American National Stock Transfer, LLC 430 W 7th St, Kansas City, MO 64105-1407	**American Realty Capital Global Trust II, Inc.** c/o American National Stock Transfer, LLC 430 W 7th St, Kansas City, MO 64105-1407
American Realty Capital Healthcare Trust III, Inc. c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**American Realty Capital Healthcare Trust III, Inc.** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
Realty Finance Trust, Inc. c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**Realty Finance Trust, Inc.** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
Business Development Corporation of America c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**Business Development Corporation of America** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
Phillips Edison - Grocery Center REIT II, Inc. c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**Phillips Edison - Grocery Center REIT II, Inc.** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
American Realty Capital Hospitality Trust, Inc. c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**American Realty Capital Hospitality Trust, Inc.** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
American Realty Capital New York City REIT, Inc. c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**American Realty Capital New York City REIT, Inc.** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
American Energy Capital Partners – Energy Recovery Program, LP c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407	**American Energy Capital Partners – Energy Recovery Program, LP** c/o American National Stock Transfer, LLC 430 W. 7th Street, Kansas City, MO 64105-1407
RREEF Property Trust, Inc. c/o DST Systems, Inc. P.O. Box 219731, Kansas City, MO 64121-9731	**RREEF Property Trust, Inc.** c/o DST Systems, Inc. 430 W. 7th Street, Kansas City, MO 64105-1407

State-Specific Mailing Address Differences for ARC-Global II, ARC-HT III and AERP:

- **For ARC-Global II investors in PA, investors in PA, ARC-HT III investors in PA and WA, and AERP investors in AZ and PA, before escrow requirements met, mail to:**

American Realty Capital Global Trust II, Inc.
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

American Realty Capital Healthcare Trust III, Inc.
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

American Energy Capital Partners – Energy Recovery Program, LP
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

- **For RPT investors in PA (before escrow requirements met) mail to:**

UMB Bank, N.A., as Escrow Agent for RREEF Property Trust
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871976025
FAO: (Include Account Title)

- **Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:**

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor, New York, NY 10022
Phone: (844) 276-1077 | Facsimile: (646) 861-7793

For RPT only:
Investment Processing Dept
c/o DST Systems
430 W. 7th St., Kansas City, MO 64105-1407
Phone: (877) 907-1148 | Facsimile: (855) 223-2474

A(2)-23

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Business Development Corporation of America

Up to 101,100,000 Shares

Common Stock

Realty Capital Securities, LLC

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Business Development Corporation of America are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

(2) Exhibits

(a)(1)	Second Articles of Amendment and Restatement of the Company (previously filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 13, 2013 and herein incorporated by reference).
(b)	Bylaws (previously filed as Exhibit (b) to the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-166636)(the “Prior Registration Statement”) filed on November 24, 2010, and herein incorporated by reference).
(c)	Not applicable
(d)	Forms of Subscription Agreement (included in the prospectus as Appendices A(1) and A(2))
(e)	Distribution Reinvestment Plan (previously filed as Exhibit E to the Company’s Pre-Effective Amendment No. 1 to its Prior Registration Statement filed on November 24, 2010, and herein incorporated by reference).
(f)	Not applicable
(g)(1)	Second Amended and Restated Investment Advisory and Management Services Agreement dated June 5, 2013 by and between the Company and the Adviser (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 13, 2013 and herein incorporated by reference).
(h)(1)	Dealer Manager Agreement with Realty Capital Securities, LLC, dated July 1, 2014 (previously filed as Exhibit 1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and filed on August 14, 2014 and herein incorporated by reference).
(h)(2)	Form of Soliciting Dealer Agreement (previously filed as Exhibit 1.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and filed on August 14, 2014 and herein incorporated by reference).
(i)	Not applicable
(j)	Custody Agreement dated August 13, 2012 by and between the Company and U.S. Bank National Association (previously filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on August 17, 2012 and herein incorporated by reference).
(k)(1)	Amended and Restated Subscription Escrow Agreement with Wells Fargo Bank (previously filed as Exhibit (k)(1) to the Company’s Post-Effective Amendment No. 3 to its Prior Registration Statement filed on November 4, 2011 and herein incorporated by reference).
(k)(2)	Escrow Agreement with UMB Bank, N.A. (previously filed as part of Post-Effective Amendment No. 2 to the Prior Registration Statement filed on September 1, 2011 and incorporated by reference herein).
(k)(3)	Revolving Promissory Note (previously filed as Exhibit (k)(3) to the Company’s Pre-Effective Amendment No. 2 to its Prior Registration Statement filed on January 14, 2011, and herein incorporated by reference).
(k)(4)	Amended and Restated Fund Administration Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report filed on April 17, 2015 and herein incorporated by reference).
(k)(5)	Amended and Restated Fund Accounting Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 17, 2015 and herein incorporated by reference).
(k)(6)	Assignment and Assumption Agreement (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 31, 2011 and herein incorporated by reference).
(k)(7)	Expense Support Agreement dated November 9, 2011 by and between the Company and Adviser (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on November 14, 2011 and herein incorporated by reference).

(k)(8)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, by and between 405 TRS I, LLC and Citibank, N.A, each dated as of July 13, 2012 (previously filed as Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(9)	Confirmation Letter Agreement by and between 405 TRS I, LLC and Citibank, N.A., amended and restated as of October 15, 2013 (previously filed as Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 13, 2013 and herein incorporated by reference).
(k)(10)	Loan and Servicing Agreement, together with Exhibits thereto, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Lenders and Lenders Agents from time to time party hereto and U.S. Bank National Association, each dated as of July 24, 2012 (previously filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(11)	Purchase and Sale Agreement by and between the Company and BDCA Funding I, LLC, dated as of July 24, 2012 (previously filed as Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(13)	Collection Account Agreement by and among U.S. Bank National Association, Wells Fargo Securities, LLC, BDCA Funding I, LLC and the Company, dated as of July 24, 2012 (previously filed as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(14)	Amendment No. 1 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of January 14, 2013 (previously filed as Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(15)	Amendment No. 2 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(16)	Amendment No. 1 to Purchase and Sale Agreement, entered into by and between BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and U.S. Bank National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(17)	Amendment No. 3 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of September 9, 2013 (Filed as Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013 and incorporated by reference herein).
(k)(18)	Amendment No. 4 to Loan and Servicing Agreement, dated as of June 30, 2014 (as amended), by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. National Association (filed on August 14, 2014 and herein incorporated by reference).
(k)(20)	Loan Financing and Servicing Agreement dated February 21, 2014 between BDCA 2L Funding I, LLC, as Borrower; the Company, as Equityholder and as Servicer; the Lenders from time to time parties hereto; Deutsche Bank AG, New York Branch, as Administrative Agent, the Other Agents party hereto and U.S. National Association as Collateral Agent and as Collateral Custodian (previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 19, 2014 and herein incorporated by reference).
(k)(21)	Sale and Contribution Agreement dated February 21, 2014 between the Company, as Seller and BDCA 2L Funding I, LLC, as Purchaser (previously filed as Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 19, 2014 and herein incorporated by reference).

(k)(22)	Securities Account Control Agreement dated February 21, 2014 between BDCA 2L, Funding I, LLC, as Pledgor, U.S. Bank National Association, as Secured Party; and U.S. Bank National Association, as Securities Intermediary (previously filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 19, 2014 and herein incorporated by reference).
(k)(23)	Credit and Security Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding LLC, the financial institutions and other lenders from time to time party thereto, Citibank, N.A., as administrative agent, U.S. Bank National Association, as collateral agent and custodian, and the Company (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(24)	Account Control Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding, LLC, as pledger, U.S. Bank National Association as collateral agent and securities intermediary (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(25)	Collateral Administration Agreement, dated as of June 27, 2014, between BDCA-CB Funding, LLC, as borrower, Business Development Corporation of America, as collateral manager, Citibank, N.A., as administrative agent, and U.S. Bank National Association, as collateral administrator (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(26)	Sale and Contribution Agreement, dated as of June 27, 2014, between Business Development Corporation of America, as seller, and BDCA-CB Funding, LLC, as purchaser (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(27)	Agreement and Plan of Merger, dated as of June 27, 2014, by and among BDCA-CB Funding LLC, 405 Loan Funding LLC and Citibank, N.A. (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(28)	Termination Acknowledgment (TRS), dated as of June 27, 2014, by and between BDCA-CB Funding LLC and Citibank, N.A., as counterparty, secured party and bank (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(29)	Master Loan Purchase Agreement, dated as of April 7, 2015 between BDCA Helvetica Funding, Ltd. and Business Development Corporation of America (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(30)	Indenture, dated as of April 7, 2015, by and between BDCA Helvetica Funding, Ltd. and U.S. Bank National Association as trustee (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(31)	Subscription Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(32)	Rule 144A Global Class A Notes and Regulation S Global Class A Notes (included in Exhibit A to Exhibit 10.2 to the Company’s Current Report on Form 8-K previously filed on April 7, 2015 and herein incorporated by reference).
(k)(33)	TBMA/ISMA 2000 Global Master Repurchase Agreement (2000 version), by and between UBS AG, London Branch and Business Development Corporation of America, together with the related Annex and Confirmation thereto, each dated as of March 31, 2015 (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(34)	Collateral Management Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd. and Business Development Corporation of America (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).

(k)(35)	Collateral Administration Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and U.S. Bank National Association as administrator (previously filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(36)	Account Control Agreement dated as of April 7, 2015 between BDCA Helvetica Funding, Ltd. and U.S. Bank National Association as trustee and custodian (previously filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(37)	Equity Contribution Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and U.S. Bank National Association as trustee (previously filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(38)	Liquidation Agent Appointment Letter, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and UBS AG, London Branch (previously filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(39)	Form of Indemnification Agreement (previously filed as Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and incorporated herein by reference).
(k)(40)	Confirmation Letter Agreement by and between 405 TRS I, LLC and Citibank, N.A., amended and restated as of July 18, 2013 (previously filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 13, 2013 and herein incorporated by reference).
(k)(41)	Confirmation Letter Agreement by and between 405 TRS I, LLC and Citibank, N.A., amended and restated as of May 6, 2014 (previously filed as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 15, 2014 and herein incorporated by reference).
(l)	Opinion of Sutherland Asbill & Brennan LLP (previously filed as part of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (file no. 333-193241) filed on May 29, 2014 and herein incorporated by reference).
(m)	Not applicable
(n)(1)	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit (l)).
(n)(2)	Consent of Independent Registered Public Accounting Firm (filed herewith).
(n)(3)	Consent of Grant Thornton LLP (filed herewith).
(o)	Not applicable
(p)	Subscription Agreement by and between the Company and Adviser (filed as part of Pre-Effective Amendment No. 1 to the Prior Registration Statement filed on November 24, 2010, and herein incorporated by reference).
(q)	Not applicable
(r)	Code of Ethics (previously filed as Exhibit 14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and herein incorporated by reference).
(s)(1)	Power of Attorney for Leslie D. Michelson and Edward G. Rendell (previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (file no. 333-193241) filed on March 31, 2014 and herein incorporated by reference).
(s)(2)	Power of Attorney for Randolph C. Read (previously filed as Exhibit (s)(2) to Post-Effective Amendment No. 1 to this Registration Statement on Form N-2 (file no. 333-193241) filed on May 5, 2015 and herein incorporated by reference.)
(t)	Subsidiaries of the Registrant (previously filed as Exhibit 21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed on August 14, 2014 and herein incorporated by reference).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$145,843
FINRA filing fee	$75,500
Printing and mailing expenses	$2,102,000
Blue sky filing fees and expenses	$150,000
Legal fees and expenses	$2,250,000
Accounting fees and expenses	$540,000
Transfer agent fees	$3,752,000
Advertising and sales literature	$3,154,000
Due diligence expenses	$1,507,000
Miscellaneous(1)	$2,832,550
Total	$16,508,893

(1)	These miscellaneous expenses include issuer seminar, office rent and utilities, rental equipment, repairs and maintenance, telephone and internet, hardware and software, software licenses and maintenance, supplies, office furniture, website hosting and development and industry associations and sponsorships.

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at April 16, 2015.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	37,502

Item 30. Indemnification

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by NASAA, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser, or an interested director of us, or was not the result of gross negligence or willful misconduct by an independent director of us and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Management Services Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder will be maintained at the offices of:

(1)	the Registrant
(2)	the Transfer Agent, 405 Park Avenue, 15th Floor, New York, NY 10022;
(3)	the Custodian, 425 Walnut Street, Cincinnati, OH 45202-3923
(4)	the Investment Adviser, 405 Park Avenue, 14th Floor, New York, NY 10022.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	To suspend the offering of shares until the prospectus is amended if:
(i)	subsequent to the effective date of this registration statement, our NAV declines more than ten percent from our NAV as of the effective date of this registration statement, or
(ii)	our NAV increases to an amount greater than our net proceeds as stated in the prospectus.
(2)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(3)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 25th day of June, 2015.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Peter M. Budko Name: Peter M. Budko Title: Chief Executive Officer and Chairman of the Board

Signature	Title	Date
/s/ Peter M. Budko Peter M. Budko	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 25, 2015
/s/ Nicholas Radesca Nicholas Radesca	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)	June 25, 2015
/s/ William M. Kahane William M. Kahane	Director	June 25, 2015
* Leslie D. Michelson	Independent Director	June 25, 2015
** Randolph C. Read	Independent Director	June 25, 2015
* Edward G. Rendell	Independent Director	June 25, 2015
* By: /s/ William M. Kahane William M. Kahane, Attorney-in-fact
**By: /s/ James A. Tanaka James A. Tanaka, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(n)(2)	Consent of Independent Registered Public Accounting Firm
(n)(3)	Consent of Grant Thornton LLP